UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release dated February 28, 2022	3

2.	Consolidated Annual Accounts for the year ended December 31, 2021	39

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail. H2 2021 and Full Year Results Grifols demonstrates resilient performance despite a challenging backdrop while recovery in plasma collection gains momentum Full year sales of EUR 4,933 million, adjusted EBITDA1 of EUR 1,014 million, with operating cash flow of EUR 597 million Barcelona, February 28, 2022.- Grifols (MCE: GRF, MCE: GRF .P, NASDAQ: GRFS) reported 2021 revenues of EUR 4,933.1 million, a 3.7% cc2 decline (-7.6% reported), in a year marked by the company’s resilience and unwavering efforts to offset extraordinary COVID-19 challenges resulting in reduced plasma volumes. 1 Excludes transaction, restructuring and divestment costs 2 Operating or constant currency (cc) excludes changes rate variations reported in the period • COVID-19 was the primary driver of reduced plasma volumes resulting in an extraordinary financial impact • Robust underlying demand across key proteins, coupled with mid-single-digit price increases, solid performance of key proteins and contribution from new products, partially offset plasma supply constraints • Bioscience revenues declined by 5.9% cc due to plasma supply restrictions, while other divisions increased: Diagnostic (3.5% cc), Hospital (20.3% cc) and Bio Supplies (4.8% cc) • Extensive measures taken to offset the impact of the pandemic were effective: COVID-19 tests sales, contribution from new products, price increases and operational savings plan • Margins impacted by lower plasma volumes and higher cost per liter, as well as costs derived from the integration of newly acquired companies and inflationary pressures, resulting in an adjusted EBITDA margin of 20.6% • Grifols’ fundamentals remain strong, reflected on an underlying EBITDA of EUR 1,570 million and 27.6% margin (28.1% in 2020) • Reported net profit totaled EUR 183 million, reflecting the impact of COVID-19 • Recovery in plasma collections under way - increasing 4% in the last three quarters, a positive trend we expect to see accelerate through 2022 • Enhancing plasma volumes through expansion of plasma capacity (+2 million liters) and capabilities. Measures in place to reinforce plasma supply as collections fully recover, as well as underpinning innovation, while streamlining the organization • Grifols is in a sound financial position, and is well invested to support sustainable growth • Grifols to acquire Biotest: a unique opportunity to strengthen its positioning by accelerating and broadening its pipeline and commercial footprint. The Public Tender Offer has achieved so far over 96% of voting rights and 70% of share capital

Page 2 of 4 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail. Grifols reported EUR 2,396.5 million in revenues in the second half of 2021, a 9.8% cc decrease (-10.0%), with the fourth quarter significantly better than the third. Bioscience and Diagnostic divisions were affected by lower plasma collections in the first half of the year and lower year-on-year COVID-19 tests sales compared to the second half of 2020, respectively. Hospital and Bio Supplies divisions reported growth in the second half. Plasma collections increased by 4% in the last three quarters of the year (-4% in 2021 overall) mainly driven by acquired and new centers, which will collectively provide 2 million liters of additional capacity per year. This positive trend has continued and is expected to accelerate throughout 2022 as the industry recovery trend gains strength. This expected acceleration builds on measures in place to grow plasma supply, including: further contribution from new and acquired centers, a new donor compensation scheme, greater talent retention and digital improvements resulting in optimized headcount, software automation and flow- time reductions, as well as digital marketing enhancements. The Bioscience Division reported a 5.9% cc decline (-10.1%) in revenues to EUR 3,815.0 million at year-end, and a -12.0% cc decline (-12.2%) in the second half to EUR 1,829.0 million. Robust underlying demand across key proteins, coupled with mid-single-digit price increases, solid performance of Alpha-1, Albumin and specialty proteins, and contribution from new products, partially offset plasma supply constraints. These impacted immunoglobulins’ volume growth, specially in the second half of the year. Xembify® showed higher demand, while Vistaseal™ and Tavlesse® gained traction, and ALBUTEIN FlexBag™ was launched in November. Diagnostic Division revenues grew by 3.5% cc (0.4%) to EUR 779.1 million in 2021, despite the 11.7% cc decline (-12.0%) to EUR 383.6 million in the second half. The TMA (Transcription-Mediated Amplification) molecular test to detect the SARS-CoV-2 virus and Blood Typing Solutions were core growth drivers, offsetting the impact of the mandatory termination of Zika testing in blood and plasma donations. Hospital Division revenues grew by 20.3% cc (19.0%) to EUR 141.2 million in 2021. The Division reported robust growth in the second half, expanding by 21.2% cc (20.8%) to EUR 73.4 million. The Division’s positive performance was driven by all business lines as hospital investments return to normal levels. Bio Supplies Division revenues increased by 4.8% cc (0.7%) to EUR 225.8 million in 2021, reinforced by a 22.0% cc growth (21.7%) to EUR 118.5 million in the second half of the year, mainly fueled by higher third-party plasma sales, followed by NTU albumin and cell culture media. The gross margin in 2021 stood at 39.8% (42.2% in 2020) and 35.4% in the second half, impacted by lower plasma volumes and higher cost per liter as a result of lower absorption of fixed costs and higher donor compensation. Grifols expects cost per liter to gradually decrease as plasma collection volumes recover. Reported EBITDA reached EUR 961.5 million with a 19.5% margin in 2021 (EUR 327.0 million and 13.6% in the second half), compared to EUR 1,324.0 million and 24.8% in 2020. The adjusted EBITDA margin represented 20.6% of revenues. In addition to the aforementioned impacts, EBITDA was affected by higher operating expenses following the integration of newly acquired companies,

Page 3 of 4 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail. including Alkahest and GigaGen to reinforce Grifols’ innovation assets, transaction and restructuring costs, and inflationary pressures. Grifols’ efforts to become a leaner organization are mirrored in its operating cost containment plan. In line with the company’s commitment, EUR 40 million in cost reductions were achieved in 2021, while additional EUR 60 million and EUR 40 million are expected to be realized in 2022 and 2023, respectively. Furthermore, savings of EUR 40 million related to R+D prioritization are also expected in 2022, while the company continues to divest in non-strategic assets. The estimated COVID-19 net impact on EBITDA totaled EUR 503 million in 2021, primarily stemming from lower plasma volumes of EUR 420 million: lower sales (EUR 238 million) and lower absorption of fixed costs (EUR 183 million). Additionally, a higher donor compensation had an estimated impact of EUR 150 million and COVID-19 test sales positively contributed to EBITDA in EUR 68 million. Excluding COVID-19 impacts, transaction and restructuring costs (EUR 52 million) and exchange rate variations (EUR 54 million), underlying EBITDA totaled EUR 1,570 million at 27.6% margin (EUR 1,544 million at 28.1% in 2020). Grifols anticipates a return to growth and improved profitability as plasma collections normalize. Revenues and margins are expected to progressively improve throughout 2022, backed by geographic and product mix, strong underlying demand, a favorable pricing environment and reduced cost per liter through realization of scale efficiencies further supported by ongoing efforts to streamline the organization. Grifols continues to reinforce its innovation strategy within plasma and non-plasma assets, developing a risk-value balanced portfolio. In this context, total net investment in R+D+i amounted to EUR 329.3 million (EUR 174.0 million in the second half), representing 6.7% of revenues. The integration of Alkahest and GigaGen platforms will notably bolster and diversify Grifols’ pipeline. In terms of CAPEX, the company allocated EUR 280.9 million in 2021 (EUR 163.6 million in the second half). The financial result stood at EUR 277.8 million in 2021 (EUR 158.4 million in the second half), an increase resulting from the issuance of senior unsecured bonds to finance the Biotest AG investment in the equivalent amount of EUR 2,000 million. Share of results of equity-accounted investees mainly included the write-up of the GigaGen investment (EUR 34.5 million), following the purchase agreement in the first quarter of 2021 to acquire the remaining capital. The reported net profit totaled EUR 182.8 million (EUR 618.5 million in 2020), reflecting COVID-19 impact. Excluding the impact of IFRS 163, net financial debt reached EUR 5,828.0 million and the leverage ratio stood at 5.4x. Excluding COVID-19 impacts the ratio was 3.7x. The ratio increased throughout the year as a result of strategic acquisitions totaling EUR 520 million to secure plasma supply and reinforce innovation projects. Decreasing leverage remains a priority, aiming to reduce its ratio to <4x in 2023 and <3.5x in 2024. 3 As of December 31, 2021, the impact of IFRS 16 on total debts stands at EUR 874 million

Page 4 of 4 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail. As of December 31, 2021, Grifols’ liquidity position to EUR 1,277 million, including a cash position totaled EUR 655 million. Grifols remains committed to its long-term vision and delivering value to its stakeholders, with fundamentals unchanged. Moving forward, the company will leverage its efforts to increase its plasma supply, expand and diversify into new markets and foster innovation, while maintaining financial discipline and becoming a leaner organization. About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions - Bioscience, Diagnostic, Hospital and Bio Supplies - develop, produce and market innovative solutions and services that are sold in more than 110 countries. Pioneers in the plasma industry, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 23,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership. In 2021, Grifols’ economic impact in its core countries of operation was EUR 7.7 billion. The company also generated 141,500 jobs, including indirect and induced jobs. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

2021 Full Year Results February 28, 2022 Invested for the Future

- 2 - 2021 Full Year Results Important information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. Forward-looking Statements This presentation contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. Given the significant business disruption we are experiencing we believe that the company is not in a position to make forward looking statements. Any forward looking statements issued by the company and, in particular, those contained in the Biotest presentation of September 17, 2021 are no longer valid and should not be taken into account by our shareholders or investors. NON-GAAP Financial Measures This presentation refers to certain non-GAAP financial measures. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In addition, these measures may be different from non- GAAP financial measures used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by providing specific information regarding GAAP amounts excluded from these non-GAAP financial measures.A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in our Grifols Financial Statements. Legal Disclaimer

1. Introduction

- 4 - 2021 Full Year Results … through 4 divisions… Grifols Mission: Improving People’s Health and Well-being Bioscience Diagnostic Bio Supplies and our COMMITMENT to… Hospital Donors Society Environment Our People Patients Innovation Ethical Leadership

- 5 - 2021 Full Year Results Driven by Our Transformational Strategy … And Strong Underlying Fundamentals Plasma at the core Accelerating Innovation Industrial excellence Global expansion Leading player in the global plasma market with strong position in the U.S. Strengthening global presence in China through SRAAS strategic alliance, Europe, Middle East and Africa, and Canada Global 360+ plasma-centers Enough plasma centers and industrial capacity to support underlying demand Reinforced pipeline to deliver a risk-value balanced portfolio Switching gears to a more lean, flexible and dynamic organization … backed by 4 Pillars… Lean organization

2. Financial performance

2021 Highlights

A reduction in plasma volumes resulting from COVID-19 was the leading factor that drove extraordinary financial impacts

Support recovery in plasma collections, accelerate innovation while creating a leaner organization with strong operational execution

Revenue	Reduction in plasma volumes triggered the **decrease in IG volume growth**, which was **partially offset** by **price increases** and **NAT COVID-19 tests**
Margins	Impacted by lower **plasma volumes** and higher **cost per liter**, in addition to higher **opex** following the integration of **newly acquired companies**, **transaction** and **restructuring** costs, and **inflationary pressures**
Deleveraging	Leverage ratio at **5.4x** and **3.7x excluding COVID-19 impacts** **Commitment** to **deleverage** to **<4x by 2023** and **<3.5x by 2024**
Biotest	**Unique opportunity** to **strengthen** Grifols' **leading position**
Accelerating Innovation	**New leadership** to **effectively foster** and **support breakthrough innovation** **Reinforcing innovation ecosystem** integrating **Alkahest** and **GigaGen**



Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period, and vs. PY

2021 Full Year Results

- 7 -

GRIFOLS

- 8 - 2021 Full Year Results 2021 Highlights Full Year Performance Marked by a Challenging Second Half H1’21 H2’21 2021 Revenue 2,536.6 2,396.5 4,933.1 % Growth +2.3% (9.8%) (3.7%) Gross Margin 1,114.1 848.5 1,962.6 % Margin 43.9% 35.4% 39.8% R&D 158.5 196.3 354.8 SG&A 507.0 554.5 1.061,5 EBITDA 634.5 327.0 961.5 % Margin 25.0% 13.6% 19.5% EBITDA Adjusted 637.0 377.0 1,014.0 % Margin 25.1% 15.8% 20.6% Group Profit 266.8 (84.0) 182.8 Lower plasma collections in H1 fully impacted revenues in H2. Q4 significantly better than Q3 Lower plasma volume and higher cost per liter (mainly due to the operational leverage) in 1H impacted margins in 2H. Partially offset by stronger COVID test sales and price increases R&D reported increased investments due to the integration of Alkahest and GigaGen Higher SG&A in 2H due to transaction and restructuring costs, higher freights and inflationary pressures. Impact of the integration of newly acquired companies Net Profit in H2 impacted by higher financial expenses (mainly new HYB) and higher effective tax rate Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period, and vs. PY (EUR in millions)

- 9 - 2021 Full Year Results H1’21 H2’21 2021 Bioscience 1,986.0 1,829.0 3,815.0 % Growth (0.1%) (12.0%) (5.9%) Diagnostic 395.5 383.6 779.1 % Growth +22.9% (11.7%) +3.5% Hospital 67.7 73.4 141.1 % Growth +19.5% +21.2% +20.3% Bio Supplies 107.3 118.5 225.8 % Growth (8.5%) +22.0% +4.8% Others & Intersegment (19.9) (8.0) (27.9) Total 2,536.6 2,396.5 4,933.1 % Growth +2.3% (9.8%) (3.7%) 2021 Highlights Full Year Performance Marked by a Challenging Second Half U.S. + Canada 64% EU 18% ROW 18% 8.7% 1.3% -7.9% 4.9bn Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period, and vs. PY (EUR in millions)

Revenues – Bioscience

Growth Constrained by Plasma Supply

Underlying demand remains strong across key proteins.
Plasma supply constraints impacted IG volume growth.
Gross margin impacted by lower plasma volume and high cost per liter, partially offset by price increases.

IVIG	**U.S. volume** impacted by plasma supply constrains **partially offset by mid-single-digit price increases**. Higher volume demand and notable price increases in EU and Canada
Alpha-1	**High-single digit growth** backed by **U.S. higher volume** and **price**. Prolastin launched in France and higher demand in key European countries
Albumin	**Mid-single digit growth** driven by **China** and **MEA countries**. ALBUTEIN FlexBag™ introduced in November 2021
Specialty proteins	**Mid-single digit growth** supported by Anti-Rabies and Anti-T in U.S. and Anti-H in South America and APAC. Tetanus vaccine increased mid-to-high single digit due to higher demand in U.S.

New Product Contributions

Xembify® +55%
higher SCIG demand post launch

Vistaseal™ +10%
driven by **European** launch and U.S. market position

Tavlesse®
gaining traction after 2H'20 launch


[10-15%]
Alpha-1
[15-20%]
IG
[50-55%]
Albumin
[15-20%]

2021 Full Year Results

- 10 -

Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period, and vs. PY

GRIFOLS

- 11 - 2021 Full Year Results Prospects Grifols is trailing the industry recovery trend Current upward trajectory to continue and accelerate throughout 2022, leveraging on: • Further contribution from new and acquired plasma centers • Plasma capacity installed available: up to 60% • New donor compensation scheme • Increase in talent retention • Digital evolution to drive headcount optimization, software automation, and flow-time reduction • Enhancing digital marketing Grifols Plasma Collection Recovery Plasma Collections COVID-19 outbreak 60 70 80 90 100 110 120 130 140 2022 -4% FY21 vs. FY20 +4% Pandemic Period Q2 to Q4 2021 vs. PY Q1 Q3 Q4 2020 Q2 Q1 Q3 Q4 2021 Q2 U.S. fiscal programs Holiday seasonal impact Weekly evolution of plasma collections in the U.S. and Europe • Delta variant • B1/B2 Visa issue • High-donor fee tapers off Note: Weekly collections until Week 6 of 2022

Plasma Collections

Grifols Plasma Collection Recovery

Tailwinds

- **+54 new** and **recently acquired** centers: **+c.2mL capacity**

Weekly evolution of plasma collections in new and acquired centers in U.S. and EU


x3
2021
2022

- **Europe** overtakes 2019 levels, representing >10% of total plasma volumes in 2021
- **Vaccination** rollouts
- **Easing** of COVID-19 **restrictions**

Headwinds

- Disruption from Delta and Omicron **COVID-19 variants**
- **Continuous U.S. government assistance**: direct payments and further fiscal stimulus programs
- **Mexico Border** and **B1/B2 visa restriction** impeding donations during this period
- **Fear of infection** continued despite strong safety measures

2021 Full Year Results
- 12 -
Note: Weekly collections until Week 6 of 2022

GRIFOLS

Revenues – Diagnostic

+3.5% Growth Backed by COVID-19 Innovation

Mid-single digit growth driven by strong COVID tests in H1 2021 and Blood Typing Solutions, partially offset by Zika testing mandate termination

Temporary Product Contribution

COVID-19 tests €110m
+34% vs. PY

NAT Donor Screening	**Mid-single digit growth** driven by **COVID-19 tests** in Spain and Hungary. **Underlying NAT Donor Screening** decreased **low-single digit** driven by strong U.S. and Japan whole-blood donations offset by Zika testing termination
Recom. Proteins	**Down mid-single digit** driven by lower joint-business sales
Blood Typing Solutions	**Mid-single digit growth** due to higher volume in the U.S. partially offset by Turkey, China and Mexico


Others
[5-10%]
Recombinant proteins
[10-15%]
Blood typing solutions
[15-20%]
Donor screening
[60-65%]

2021 Full Year Results
- 13 -
Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period, and vs. PY

GRIFOLS

- 14 - 2021 Full Year Results IV Therapy Increase by low-double-digit driven by higher sales of anticoagulant and saline solutions to donor centers. Higher sales in Iberia and in U.S. Revenues – Hospital Strong Performance Delivering +20% in 2021 Double digit growth following normalization of hospital pharmacy investments. All segments recovering positively Pharmatech Double-digit growth driven by Pharmacy Keeper in U.S. and Misteriums projects in IBAM and Hospital Logistic in Spain and LATAM Medical Increase low double-digit growth backed by business turnaround in Spain Contract Manuf. Strong growth mainly due to higher sales of albumin bags and third parties Pharmatech [35-40%] IV Therapy [30-35%] Contract manufacturing [10-15%] Others [15-20%] Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period, and vs. PY

- 15 - 2021 Full Year Results Bio Supplies Commercial Down high-single digit driven by lower sales of blood cells and serum due to lower donations. Bio Supplies Biopharma increased low-single digit mainly due to sales of NTU albumin and cell culture media Revenues – Bio Supplies Reporting +5% Growth in 2021 Plasma to 3rd parties Increase based on pre-existing supply agreements regarding plasma- centers acquisitions Commercial [50-55%] Plasma [35-40%] Others [5-10%] Note: all growths at constant currency (cc), which excludes exchange rate fluctuations period over period, and vs. PY

- 16 - 2021 Full Year Results 19.5% 28.1% 24.8% EBITDA Bridge 2021 vs. 2020 Underlying EBITDA Highlights Strong Fundamentals 220 146 132 503 52 54 Underlying EBITDA FY20 1,544 Reported EBITDA FY20 Fx Reported EBITDA FY21 Underlying EBITDA FY21 (cc) New companies*, Zika, inflationary pressures and others SRAAS 12 Price, cost savings plan, new launches and others COVID impact 2020 1,324 1,570 961 Transaction, restructuring and one-offs COVID impact 2021 * Includes Alkahest, GigaGen, Green Cross and Plasmavita (EUR in millions) 27.6%

- 17 - 2021 Full Year Results COVID-19 Impact Cost Per Liter to Improve Significantly as Recovery Progresses 503 COVID impact 2021 183 Under absorption 150 Donor compensation 238 Sales volumen 68 NAT Covid • Stay-at-home orders, quarantines, restricted movement and fear of disease • Travel restrictions (specifically U.S. border closure with Mexico) • Government stimulus programs Revenues growth and EBITDA margins to boost once supply constraints are lifted Lower plasma collections improving as recovery progresses… Higher Cost Per Liter (CPL) moderates as recovery progresses… • Higher compensation paid to donors • Lower absorption of fixed costs at donor centers and manufacturing facilities Expected cost reduction once U.S. stimulus packages are well absorbed Expected to resolve due to normalized donation volumes and realization of scale efficiencies, significant operational leverage (EUR in millions) €420m volume-related

- 18 - 2021 Full Year Results Financial Position Strategically Invested to Support and Accelerate Sustainable Growth Acquisitions €520m Innovation €126m Plasma €394m CAPEX €281m Enhancing fractionation and purification capabilities • New 6mL plasma fractionation plant in Clayton, North Carolina (U.S.) • World’s first sterile purification and filling plant in Clayton • New albumin purification and sterile filling plant for flexible containers (bags) in Dublin (Ireland) • Expansion of the fibrin adhesive and topical thrombin production plant in Barcelona (Spain) • Upgrade Grifols’ facilities in Canada Strengthening innovation ecosystem • Alkahest – to enhance discovery research and development to identify innovative therapies for age- related diseases based upon an understanding of the human plasma proteome • GigaGen – to boost a novel method to generate a wide range of immunoglobulins Expanding and diversifying plasma assets • 25 U.S.-based plasma centers from BPL • 7 U.S.-based plasma centers from Kedrion • 1 plasma center in Egypt, as part of the first plasma-supply platform in Africa in collaboration with the National Service Projects Organization (NSPO) • 1 plasma center in Canada from Kedrion

- 19 - 2021 Full Year Results Cash & Cash Equivalents 1 €655m Financial Position Sound Financial Position FY21 Reported 1.7 COVID impact 2021 FY21 (excl. 2021 COVID impact) 3.7x 5.4x Liquidity €1.3bn 1 Not including Biotest investment financed cash proceeds 2Biotest financed transaction not impacting net debt as of December 31, 2021 2021 Leverage Ratio2 Operating Cash Flow €597m GIC capital injection $1bn

- 20 - 2021 Full Year Results Financial Position No Significant Debt Maturities Until 2025 1,951 2,000 129 40 66 1,904 56 3,951 2,033 2022 2023 2024 2025 2026 2027 2028 HYB to acquire Biotest Key Financial Conditions • Average rate of 2.6% • Average tenor of 5.5 years Amortization Schedule (EUR in millions)

3. Prospects

- 22 - 2021 Full Year Results A Transformational Investment1 Unique opportunity to launch two new, currently unused plasma proteins in the short- term, significantly improving margins Significant revenue and cost synergies leading to a highly accretive investment More balanced global footprint by expanding operations (+28 centers) and revenues in EMEA, while broadening Biotest footprint in the U.S. Integrate and accelerate an attractive pipeline of innovative therapies with exceptional potential growth and profit from 2023 onwards Leading industrial capacity up to 20m/L (combined) 1 Regulatory approvals and customary conditions to be obtained

Biotest

On track

January'22

>95% of the **voting rights**

PTO level of acceptance

~70% of the **share capital**

- Offer accepted by **~43%** of the **preferred shares**
- A **put period** of 3 months until April 21, 2022 is open for the **remaining non-controlled ordinary shares** (with voting rights)

1H'22

Expected to **close by H1'22** as **regulatory approvals** and **customary conditions** upon clearance

November 5, 2021

Joint reasoned statement of Biotest – Management Board & Supervisory Board recommend to accept Grifols takeover offer

"… see in the business combination a concrete ***opportunity*** *to* ***combine*** *the existing resources of Grifols and Biotest in the field of blood plasma in order to achieve a* ***greater availability of resources*** *as well as a* ***larger product range****. Grifols increase of available resources for Biotest's research and development departments could also* ***drive product development*** *and* ***manufacturing faster*** *than would be possible for Biotest as an individual company."*

2021 Full Year Results

- 23 -

GRIFOLS

- 24 - 2021 Full Year Results Prospects Proven Track-Record to Lead The Industry Plasma Plasma collections to accelerate throughout 2022 to recover pre-COVID levels. Driven by new plasma centers and recent acquisitions, along with mature centers, and technological, digital and operational improvements while pandemic easing Revenues Sound revenue growth as plasma recovers, backed by strong underlying demand across key proteins, price increases and product and geo mix Margins Sequential increase as plasma fully recovers, triggering cost per liter reduction through realization of scale efficiencies; and positive price environment. Volume recovery will lead significant operational leverage Lean organization • R&D prioritization (EUR 40m savings) • 100m structural cost plan (60% in 2022 and 40% in 2023) • Divestment of non-strategic assets • Identifying and challenging cost reduction opportunities Executing on pipeline • End Point Health global partnership to develop the use of ATIII in Sepsis • Advancing on SCIG (approved in EU), ATIII in Trauma, Albumin in Sepsis and liver-related disease • New confirmatory trial for Alzheimer

- 25 - 2021 Full Year Results Fundamentals Remains Robust Despite Short-Term Challenges Sustainable financial performance in a solid industry Note: Global market share as per FY2020 Leading position within top 3 players of the industry. Unchanged strong market share in plasma collection business Robust underlying demand coupled by strong volume growth and price increases across key regions Plasma collections to accelerate throughout 2022 as the industry’s recovery trend gains strength Strategically invested in our plasma and industrial capacity and capabilities Broadening commercial pipeline with non-plasma assets Biotest transformational acquisition to improve plasma economics Leaner and more flexible organization Potential new uses for existing and new proteins

Annexes

Net Revenue by Division

In thousands of euros	FY 2021	FY 2020	% Var	% Var cc*	2H 2021	2H 2020	% Var	% Var cc*	1H 2021	1H 2020	% Var	% Var cc*
BIOSCIENCE	3,814,983	4,242,502	(10.1%)	(5.9%)	1,828,959	2,083,650	(12.2%)	(12.0%)	1,986,024	2,158,852	(8.0%)	(0.1%)
DIAGNOSTIC	779,108	775,889	0.4%	3.5%	383,625	435,877	(12.0%)	(11.7%)	395,483	340,012	16.3%	22.9%
HOSPITAL	141,190	118,675	19.0%	20.3%	73,440	60,812	20.8%	21.2%	67,750	57,863	17.1%	19.5%
BIO SUPPLIES	225,766	224,090	0.7%	4.8%	118,506	97,372	21.7%	22.0%	107,260	126,718	(15.4%)	(8.5%)
OTHERS	39,620	31,989	23.9%	27.2%	24,132	13,332	81.0%	81.3%	15,488	18,657	(17.0%)	(11.5%)
INTERSEGMENTS	(67,549)	(53,107)	27.2%	31.6%	(32,176)	(28,346)	13.5%	14.0%	(35,373)	(24,761)	42.9%	51.7%
TOTAL	**4,933,118**	**5,340,038**	**(7.6%)**	**(3.7%)**	**2,396,486**	**2,662,697**	**(10.0%)**	**(9.8%)**	**2,536,632**	**2,677,341**	**(5.3%)**	**2.3%**

In thousands of euros	FY 2021	FY 2020	% Var	% Var cc*	2H 2021	2H 2020	% Var	% Var cc*	1H 2021	1H 2020	% Var	% Var cc*
BIOSCIENCE	3,814,983	4,242,502	(10.1%)	(5.9%)	1,828,959	2,083,650	(12.2%)	(12.0%)	1,986,024	2,158,852	(8.0%)	(0.1%)
DIAGNOSTIC	779,108	775,889	0.4%	3.5%	383,625	435,877	(12.0%)	(11.7%)	395,483	340,012	16.3%	22.9%
HOSPITAL	141,190	118,675	19.0%	20.3%	73,440	60,812	20.8%	21.2%	67,750	57,863	17.1%	19.5%
BIO SUPPLIES	113,600	123,953	(8.4%)	(5.4%)	62,138	62,911	(1.2%)	(0.7%)	51,462	61,041	(15.7%)	(10.3%)
OTHERS	39,620	31,989	23.9%	27.2%	24,132	13,332	81.0%	81.3%	15,488	18,657	(17.0%)	(11.5%)
INTERSEGMENTS	(67,549)	(53,107)	27.2%	31.6%	(32,176)	(28,346)	13.5%	14.0%	(35,373)	(24,761)	42.9%	51.7%
TOTAL (Excl. Plasma sales 3rd party)	**4,820,952**	**5,239,901**	**(8.0%)**	**(4.1%)**	**2,340,118**	**2,628,236**	**(11.0%)**	**(10.7%)**	**2,480,834**	**2,611,664**	**(5.0%)**	**2.5%**
Plasma sales 3rd party	***112,166***	*100,137*	*12.0%*		*56,368*	*34,461*	*63.6%*		*55,798*	*65,677*	*(15.0%)*	
TOTAL	**4,933,118**	**5,340,038**	**(7.6%)**	**(3.7%)**	**2,396,486**	**2,662,697**	**(10.0%)**	**(9.8%)**	**2,536,632**	**2,677,341**	**(5.3%)**	**2.3%**

* Constant currency (cc) excludes exchange rate fluctuations period over period

Net Revenue by Region In thousands of euros FY 2021 FY 2020 % Var % Var cc* 2H 2021 2H 2020 % Var % Var cc* 1H 2021 1H 2020 % Var % Var cc* US + CANADA 3,154,548 3,599,746 (12.4%) (7.9%) 1,577,655 1,755,170 (10.1%) (9.7%) 1,576,893 1,844,576 (14.5%) (6.1%) EU 906,449 834,492 8.6% 8.7% 453,913 458,050 (0.9%) (0.9%) 452,536 376,442 20.2% 20.5% ROW 872,121 905,800 (3.7%) 1.3% 364,918 449,477 (18.8%) (19.0%) 507,203 456,323 11.1% 21.3% TOTAL 4,933,118 5,340,038 (7.6%) (3.7%) 2,396,486 2,662,697 (10.0%) (9.8%) 2,536,632 2,677,341 (5.3%) 2.3% * Constant currency (cc) excludes exchange rate fluctuations period over period

Profit and Loss In thousands of euros 2021 2020 % Var 2H 2021 2H 2020 % Var 1H 2021 1H 2020 % Var NET REVENUES 4,933,118 5,340,038 (7.6%) 2,396,486 2,662,697 (10.0%) 2,536,632 2,677,341 (5.3%) COST OF SALES (2,970,522) (3,084,873) (3.7%) (1,548,013) (1,446,150) 7.0% (1,422,509) (1,638,723) (13.2%) GROSS MARGIN 1,962,596 2,255,165 (13.0%) 848,473 1,216,547 (30.3%) 1,114,123 1,038,618 7.3% % Net revenues 39.8% 42.2% 35.4% 45.7% 43.9% 38.8% R&D (354,881) (294,216) 20.6% (196,339) (152,103) 29.1% (158,542) (142,113) 11.6% SG&A (1,061,508) (985,616) 7.7% (554,506) (501,249) 10.6% (507,002) (484,367) 4.7% OPERATING EXPENSES (1,416,389) (1,279,832) 10.7% (750,845) (653,352) 14.9% (665,544) (626,480) 6.2% OTHER INCOME 16,302 - 16,302 --- SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES - CORE ACTIVITIES 32,555 20,799 56.5% 17,584 11,241 56.4% 14,971 9,558 56.6% OPERATING RESULT (EBIT) 595,064 996,132 (40.3%) 131,514 574,436 (77.1%) 463,550 421,696 9.9% % Net revenues 12.1% 18.7% 5.5% 21.6% 18.3% 15.8% FINANCIAL RESULT (277,799) (177,669) 56.4% (158,362) (101,740) 55.7% (119,437) (75,929) 57.3% SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES 33,188 60,166 (44.8%) (934) 78,788 (101.2%) 34,122 (18,622) (283.2%) PROFIT BEFORE TAX 350,453 878,629 (60.1%) -27,782 551,484 (105.0%) 378,235 327,145 15.6% % Net revenues 7.1% 16.5% (1.2%) 20.7% 14.9% 12.2% INCOME TAX EXPENSE (85,126) (169,639) (49.8%) (9,479) (104,170) (90.9%) (75,647) (65,469) 15.5% % of pre-tax income 24.3% 19.3% 34.1% 18.9% 20.0% 20.0% CONSOLIDATED PROFIT 265,327 708,990 (62.6%) (37,261) 447,314 (108.3%) 302,588 261,676 15.6% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS 82,524 90,444 (8.8%) 46,751 47,015 (0.6%) 35,773 43,429 (17.6%) GROUP PROFIT 182,803 618,546 (70.4%) (84,012) 400,299 (121.0%) 266,815 218,247 22.3% % Net revenues 3.7% 11.6% (3.5%) 15.0% 10.5% 8.2%

Cash Flow In thousands of euros 2021 2020 REPORTED GROUP PROFIT 182,803 618,546 DEPRECIATION AND AMORTIZATION 359,767 321,533 NET PROVISIONS 64,092 (17,148) OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 186,606 28,888 CHANGES IN INVENTORIES (157,474) 164,632 CHANGES IN TRADE RECEIVABLES (39,227) (40,339) CHANGES IN TRADE PAYABLES 408 34,224 CHANGE IN OPERATING WORKING CAPITAL (196,293) 158,517 NET CASH FLOW FROM OPERATING ACTIVITIES 596,975 1,110,336 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (519,128) (468,590) CAPEX (280,889) (308,092) R&D/OTHER INTANGIBLE ASSETS (34,199) (54,467) OTHER CASH INFLOW / (OUTFLOW) 804,823 (26,966) NET CASH FLOW FROM INVESTING ACTIVITIES (29,393) (858,115) FREE CASH FLOW 567,582 252,221 PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS (125,703) 0 ISSUE / (REPAYMENT) OF DEBT 1,878,515 (243,373) DIVIDENDS (PAID) / RECEIVED (247,498) (103,075) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (32,391) (7,953) NET CASH FLOW FROM FINANCING ACTIVITIES 1,472,923 (354,401) TOTAL CASH FLOW 2,040,505 (102,180) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 579,647 741,982 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 55,459 (60,155) CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 2,675,611 579,647

Balance Sheet ASSETS In thousands of euros December December 2021 2020 NON-CURRENT ASSETS 13,723,555 12,109,822 GOODWILL AND OTHER INTANGIBLE ASSETS 8,661,508 7,568,617 PROPERTY PLANT & EQUIPMENT 2,547,497 2,324,107 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 1,999,776 1,869,020 NON-CURRENT FINANCIAL ASSETS 362,267 198,157 OTHER NON-CURRENT ASSETS 152,507 149,921 CURRENT ASSETS 5,510,280 3,164,954 INVENTORIES 2,259,354 2,002,281 CURRENT CONTRACT ASSETS 1,939 TRADE AND OTHER RECEIVABLES 499,708 520,158 OTHER CURRENT FINANCIAL ASSETS 2,029,707 11,118 OTHER CURRENT ASSETS 64,079 51,750 CASH AND CASH EQUIVALENTS 655,493 579,647 TOTAL ASSETS 19,233,835 15,274,776 EQUITY AND LIABILITIES In thousands of euros December December 2021 2020 EQUITY 8,147,035 6,720,055 CAPITAL 119,604 119,604 SHARE PREMIUM 910,728 910,728 RESERVES 4,710,787 3,776,932 TREASURY STOCK (164,189) (43,734) CURRENT YEAR EARNINGS 182,803 618,546 OTHER COMPREHENSIVE INCOME 336,910 (273,684) NON-CONTROLLING INTERESTS 2,050,392 1,611,663 NON-CURRENT LIABILITIES 7,612,488 7,219,583 NON-CURRENT FINANCIAL LIABILITIES 6,939,013 6,602,100 OTHER NON-CURRENT LIABILITIES 673,475 617,483 CURRENT LIABILITIES 3,474,312 1,335,138 CURRENT FINANCIAL LIABILITIES 2,438,291 424,612 OTHER CURRENT LIABILITIES 1,036,021 910,526 TOTAL EQUITY AND LIABILITIES 19,233,835 15,274,776

- 32 - 2021 Full Year Results Investor Relations & Sustainability +34 93 571 02 21 inversores@grifols.com sostenibilidad@grifols.com investors@grifols.com sustainability@grifols.com

Auditor’s Report

on Grifols, S.A.

and Subsidiaries

(Together with the annual accounts and

directors’ report of Grifols, S.A. and Subsidiaries

for the year ended 31.12.2021)

(Translation from the original in Spanish. In the

event of discrepancy, the Spanish-language

version prevails.)

KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat (Barcelona)

Independent Auditor’s Report on the Consolidated Annual
Accounts

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

To the Shareholders of Grifols, S.A.

REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

Opinion

We have audited the consolidated annual accounts of Grifols, S.A. (the "Parent") and subsidiaries (together the "Group”), which comprise the consolidated balance sheet at 31 December 2021, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and consolidated notes.

In our opinion, the accompanying consolidated annual accounts give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of the Group at 31 December 2021 and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for Opinion

We conducted our audit in accordance with prevailing legislation regulating the audit of accounts in Spain. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Annual Accounts section of our report.

We are independent of the Group in accordance with the ethical requirements, including those regarding independence, that are relevant to our audit of the consolidated annual accounts pursuant to the legislation regulating the audit of accounts in Spain. We have not provided any non-audit services, nor have any situations or circumstances arisen which, under the aforementioned regulations, have affected the required independence such that this has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores, S.L., a limited liability Spanish company and a member firm of the
KPMG global organization of independent member firms affiliated with KPMG
International Limited, a private English company limited by guarantee. All rights	Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, Inscrip. 9 N.I.F. B-78510153
reserved.
Paseo de la Castellana, 259C 28046 Madrid

2

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Evaluation of the Diagnostic goodwill impairment analysis See notes 4 (j) and 7 to the annual accounts
Key audit matter	How the matter was addressed in our audit

As discussed in Notes 4 and 7 to the consolidated annual accounts, the goodwill balance as of December 31, 2021 was Euros 6,228,901 thousand, of which Euros 2,615,761 thousand related to the Diagnostic cash generating unit (CGU). The Group calculates the recoverable amount of goodwill on an annual basis and whenever there is an indication that goodwill may be impaired.

We identified the evaluation of the goodwill impairment analysis for the Diagnostic CGU as a key audit matter. Significant director’s judgment was required to evaluate the Company’s impairment test which was performed using a discounted cash flow model. The discounted cash flow model included assumptions related to future cash flows, the perpetual growth rate and the discount rate. Minor changes to these assumptions, particularly perpetual growth rate and the discount rate, could have a significant effect on the Company’s assessment of the carrying value of the goodwill.

The primary procedures we performed to address this key audit matter included the following:

-       We evaluated the design and implementation and tested the operating effectiveness of certain internal controls related the Company’s goodwill impairment assessment process, including controls related to the determination of the fair value less costs of disposals/recoverable amount of the Diagnostic CGU, and the development of the perpetual growth rate and discount rate assumptions.

-       We involved a valuation professional with specialized skills and knowledge, who assisted in:

o      Evaluating the Group’s perpetual growth rate for the Diagnostic CGU, by comparing the coherence of the estimate with publicly available market data for comparable entities.

o      Evaluating the discount rate by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

o       Analysis of the reasonableness of the Discounted Cash Flow (“DCF”) valuation methodology used to calculate the recoverable amount.

3

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

-       We challenged the Group’s valuation methodology by performing sensitivity analyses over the perpetual growth rate and discount rate assumptions and comparing the results to the carrying amount.

-       We have evaluated the Group’s ability to forecast the cash flow projections by comparing the historical projections to actual results and the business plans approved by the Company’s governing bodies.

-       We have evaluated whether the disclosures in the consolidated annual accounts meet the requirements of the financial reporting framework applicable to the Group.

Other Information: Consolidated Directors’ Report

Other information solely comprises the 2021 consolidated directors' report, the preparation of which is the responsibility of the Parent's Directors and which does not form an integral part of the consolidated annual accounts.

Our audit opinion on the consolidated annual accounts does not encompass the consolidated directors' report. Our responsibility regarding the information contained in the consolidated directors’ report is defined in the legislation regulating the audit of accounts, as follows:

a)	Determine, solely, whether the consolidated non-financial information statement and certain information included in the Annual Corporate Governance Report and the Annual Report on the Remuneration of Directors, as specified in the Spanish Audit Law, have been provided in the manner stipulated in the applicable legislation, and if not, to report on this matter.

b)	Assess and report on the consistency of the rest of the information included in the consolidated directors’ report with the consolidated annual accounts, based on knowledge of the Group obtained during the audit of the aforementioned consolidated annual accounts. Also, assess and report on whether the content and presentation of this part of the consolidated directors’ report are in accordance with applicable legislation. If, based on the work we have performed, we conclude that there are material misstatements, we are required to report them.

Based on the work carried out, as described in the preceding paragraph, we have observed that the information mentioned in section a) above has been provided in the manner stipulated in the applicable legislation, that the rest of the information contained in the consolidated directors’ report is consistent with that disclosed in the consolidated annual accounts for 2021, and that the content and presentation of the report are in accordance with applicable legislation.

4

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

Directors' and Audit Committee's Responsibility for the Consolidated Annual Accounts

The Parent's Directors are responsible for the preparation of the accompanying consolidated annual accounts in such a way that they give a true and fair view of the consolidated equity, consolidated financial position and consolidated financial performance of the Group in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as they determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent's Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Parent's audit committee is responsible for overseeing the preparation and presentation of the consolidated annual accounts.

Auditor's Responsibilities for the Audit of the Consolidated Annual Accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with prevailing legislation regulating the audit of accounts in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with prevailing legislation regulating the audit of accounts in Spain, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent's Directors.

5

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

–	Conclude on the appropriateness of the Parent's Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

–	Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves a true and fair view.

–	Obtain sufficient appropriate evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the management, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee of the Parent regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Parent's audit committee with a statement that we have complied with the applicable ethical requirements, including those regarding independence, and to communicate with them all matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated to the audit committee of the Parent, we determine those that were of most significance in the audit of the consolidated annual accounts of the current period and which are therefore the key audit matters.

We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

European Single Electronic Format

We have examined the digital files of Grifols, S.A. and its subsidiaries for 2021 in European Single Electronic Format (ESEF), which comprise the XHTML file that includes the consolidated annual accounts for the aforementioned year and the XBRL files tagged by the Group, which will form part of the annual financial report.

The Directors of Grifols, S.A. are responsible for the presentation of the 2021 annual financial report in accordance with the format and mark-up requirements stipulated in the EU Delegated Regulation 2019/815 of December 17, 2018 of the European Commission (hereinafter the “ESEF Regulation”). In this regard, the Annual Corporate Governance Report and the Annual Report on the Remuneration of Directors have been included as a reference in the consolidated directors’ report.

6

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

Our responsibility consists of examining the digital files prepared by the Directors of the Parent, in accordance with prevailing legislation regulating the audit of accounts in Spain. This legislation requires that we plan and perform our audit procedures to determine whether the content of the consolidated annual accounts included in the aforementioned digital files fully corresponds to the consolidated annual accounts we have audited, and whether the consolidated annual accounts and the aforementioned files have been formatted and marked up, in all material respects, in accordance with the requirements of the ESEF Regulation.

In our opinion, the digital files examined fully correspond to the audited consolidated annual accounts, and these are presented and marked up, in all material respects, in accordance with the requirements of the ESEF Regulation.

Additional Report to the Audit Committee of the Parent

The opinion expressed in this report is consistent with our additional report to the Parent's audit committee dated 25 February 2022.

Contract Period

We were appointed as auditor of the Group by the shareholders at the ordinary general meeting on 21 May 2021 for the year ended 31 December 2021.

Previously, we had been appointed for a period of three years from 31 July 1990 to 1992, by consensus of the shareholders at their general meeting, and have been auditing the annual accounts since the year ended 31 July 1990.

KPMG Auditores, S.L.

On the Spanish Official Register of Auditors (“ROAC”) with No. S0702

(Signed on original in Spanish)

David Hernanz Sayans

On the Spanish Official Register of Auditors (“ROAC”) with No. 20236

25 February 2022

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts

31 December 2021 and 2020

SUMMARY

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•	Consolidated financial statements

•	Consolidated Balance Sheets

•	Consolidated Statements of Profit and Loss

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Cash Flows

•	Statements of Changes in Consolidated Equity

•	Notes

(1)	Nature, Principal Activities and Subsidiaries

(2)	Basis of Presentation

(3)	Business Combinations

(4)	Significant Accounting Policies

(5)	Financial Risk Management Policy

(6)	Segment Reporting

(7)	Goodwill

(8)	Other Intangible Assets

(9)	Leases

(10)	Property, Plant and Equipment

(11)	Equity-Accounted Investees

(12)	Financial Assets

(13)	Inventories

(14)	Trade and Other Receivables

(15)	Cash and Cash Equivalents

(16)	Equity

(17)	Earnings per Share

(18)	Non-Controlling Interests

(19)	Grants

(20)	Provisions

(21)	Financial Liabilities

(22)	Trade and Other Payables

(23)	Other Current Liabilities

(24)	Net Revenues

(25)	Personnel Expenses

(26)	Expenses by Nature

(27)	Finance Result

(28)	Taxation

(29)	Other Commitments with Third Parties and Other Contingent Liabilities

(30)	Financial Instruments

(31)	Balances and Transactions with Related Parties

(32)	Environmental Issues

(33)	Other Information

(34)	COVID-19 Impact

(35)	Subsequent events

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts

31 December 2021 and 2020

SUMMARY

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•	Appendices

•	Appendix I Information on Group Companies, Associates and Others

•	Appendix II Operating Segments

•	Appendix III Changes in Other Intangible Assets

•	Appendix IV Movement in Rights of Use

•	Appendix V Movement in Property, Plant and Equipment

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2021 and 2020

(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version pre

Assets	31/12/21	31/12/20
Goodwill (note 7)	6,228,901	5,332,271
Other intangible assets (note 8)	1,636,950	1,557,650
Rights of use (note 9)	795,657	678,696
Property, plant and equipment (note 10)	2,547,497	2,324,107
Investment in equity-accounted investees (note 11)	1,999,776	1,869,020
Non-current financial assets
Non-current financial assets measured at fair value	4,106	3,008
Non-current financial assets at amortized cost	358,161	195,149
Total non-current financial assets (note 12)	362,267	198,157
Deferred tax assets (note 28)	152,507	149,921
Total non-current assets	13,723,555	12,109,822

Inventories (note 13)	2,259,354	2,002,281
Current contract assets	1,939	--
Trade and other receivables
Trade receivables	432,197	383,233
Other receivables	55,063	72,360
Current income tax assets	12,448	64,565
Trade and other receivables (note 14)	499,708	520,158
Other current financial assets (note 12)
Current financial assets measured at fair value	3,238	--
Current financial assets at amortized cost	2,026,469	11,118
Total current financial assets (note 12)	2,029,707	11,118
Other current assets	64,079	51,750
Cash and cash equivalents (note 15)	655,493	579,647
Total current assets	5,510,280	3,164,954
Total assets	19,233,835	15,274,776

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheet

at 31 December 2021 and 2020

(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version pre

Equity and liabilities	31/12/21	31/12/20
Share capital	119,604	119,604
Share premium	910,728	910,728
Reserves	4,710,787	3,776,932
Treasury stock	(164,189)	(43,734)
Profit for the year attributable to the Parent	182,803	618,546
Total equity	5,759,733	5,382,076

Cash Flow hedges	3,130	--
Other comprehensive Income	(869)	(1,155)
Translation differences	334,649	(272,529)
Other comprehensive expenses	336,910	(273,684)
Equity attributable to the Parent (note 16)	6,096,643	5,108,392
Non-controlling interests (note 18)	2,050,392	1,611,663
Total equity	8,147,035	6,720,055

Liabilities
Grants (note 19)	15,036	17,008
Provisions (note 20)	24,122	27,271
Non-current financial liabilities (note 21)	6,939,013	6,602,100
Other non-current liabilities	333	16,391
Deferred tax liabilities (note 28)	633,984	556,813
Total non-current liabilities	7,612,488	7,219,583
Provisions (note 20)	31,407	11,175
Current financial liabilities (note 21)	2,438,291	424,612
Trade and other payables
Suppliers	628,992	601,618
Other payables	151,834	141,089
Current income tax liabilities	4,516	3,482
Total trade and other payables (note 22)	785,342	746,189
Other current liabilities (note 23)	219,272	153,162
Total current liabilities	3,474,312	1,335,138
Total liabilities	11,086,800	8,554,721
Total equity and liabilities	19,233,835	15,274,776

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss

at 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/21	31/12/20	31/12/19
Continuing Operations
Net revenue (notes 6 and 24)	4,933,118	5,340,038	5,098,691
Cost of sales	(2,970,522)	(3,084,873)	(2,757,459)
Gross Margin	1,962,596	2,255,165	2,341,232
Research and development	(354,881)	(294,216)	(276,018)
Selling, general and gdministration expenses	(1,061,508)	(985,616)	(942,821)
Operating Expenses	(1,416,389)	(1,279,832)	(1,218,839)
Other Income	16,302	--	--
Profit/(loss) of equity accounted investees with similar activity to that of the Group (note 11)	32,555	20,799	8,972
Operating Result	595,064	996,132	1,131,365
Finance income	11,551	8,021	114,197
Finance costs	(277,994)	(249,639)	(342,965)
Change in fair value of financial instruments	246	55,703	1,326
Impairment of financial assets at amortized cost	--	--	(37,666)
Exchange differences	(11,602)	8,246	(9,616)
Finance result (note 27)	(277,799)	(177,669)	(274,724)
Profit/(loss) of equity accounted investees (note 11)	33,188	60,166	(39,538)
Profit before income tax from continuing operations	350,453	878,629	817,103
Income tax expense (note 28)	(85,126)	(169,639)	(168,459)
Profit after income tax from continuing operations	265,327	708,990	648,644
Consolidated profit for the year	265,327	708,990	648,644
Profit attributable to the Parent	182,803	618,546	625,146
Profit attributable to non-controlling interest (note 18)	82,524	90,444	23,498
Basic earnings per share (Euros) (see note 17)	0.27	0.90	0.91
Diluted earnings per share (Euros) (see note 17)	0.27	0.90	0.91

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/21	31/12/20	31/12/19
Consolidated profit for the year	265,327	708,990	648,644
Items for reclassification to profit or loss
Translation differences	815,609	(747,221)	33,256
Equity accounted investees (note 11) / Translation differences	(95,939)	21,916	(4,360)
Cash flow hedges - effective portion of changes in fair value	5,306	--	--
Cash flow hedges - amounts taken to profit or loss	(1,133)	--	--
Tax effect	(1,043)	--	--
Other	286	(252)	(349)
Other comprehensive income for the year, after tax	723,086	(725,557)	28,547
Total comprehensive income for the year	988,413	(16,567)	677,191
Total comprehensive income attributable to the Parent	793,397	1,408	641,772
Total comprehensive income attributable to non-controlling interests	195,016	(17,975)	35,419

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/21	31/12/20	31/12/19
Cash flows from operating activities

Profit before tax	350,453	878,629	817,103
Adjustments for:	574,493	409,766	569,960
Amortization and depreciation (note 26)	359,767	321,533	302,455
Other adjustments:	214,726	88,233	267,505
(Profit) / losses on equity accounted investments (note 11)	(65,744)	(80,965)	30,566
Impairment of assets and net provision charges	64,091	(17,148)	(19,518)
(Profit) / losses on disposal of fixed assets (notes 8, 9 and 10)	1,196	1,067	1,399
Government grants taken to income (note 19)	(5,608)	(1,683)	(1,388)
Finance cost / (income)	246,189	170,535	255,841
Other adjustments	(25,398)	16,427	605
Change in operating assets and liabilities	(140,908)	106,283	(481,537)
Change in inventories	(157,474)	164,631	(323,748)
Change in trade and other receivables	(16,806)	(35,429)	(99,374)
Change in current financial assets and other current assets	(7,075)	(20,600)	(13,871)
Change in current trade and other payables	40,447	(2,319)	(44,544)
Other cash flows used in operating activities	(187,063)	(284,342)	(336,593)
Interest paid	(155,120)	(155,788)	(236,179)
Interest received	407	3,773	9,487
Income tax (paid) / received	(30,595)	(131,510)	(107,797)
Other received / (paid)	(1,755)	(817)	(2,104)
Net cash from operating activities	596,975	1,110,336	568,933

Cash flows from investing activities

Payments for investments	(876,678)	(858,387)	(551,497)
Group companies, associates and business units (notes 3, 2 (b) and 11)	(519,128)	(468,589)	(119,745)
Property, plant and equipment and intangible assets	(315,088)	(362,560)	(412,305)
Property, plant and equipment	(247,373)	(280,154)	(310,383)
Intangible assets	(67,715)	(82,406)	(101,922)
Other financial assets	(42,462)	(27,238)	(19,447)
Proceeds from the sale of investments	847,285	272	2,708
Group companies, associates and business units (notes 3, 2 (b) and 11)	845,155	--	--
Property, plant and equipment	639	272	2,708
Other financial assets	1,491	--	--
Net cash used in investing activities	(29,393)	(858,115)	(548,789)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(125,703)	--	--
Payments for treasury stock	(125,703)	0	0
Proceeds from and payments for financial liability instruments	1,878,515	(243,373)	(7,515)
Issue	2,456,534	108,541	120,079
Redemption and repayment	(495,327)	(272,877)	(53,809)
Lease payments	(82,692)	(79,037)	(73,785)
Dividends and interest on other equity instruments	(247,498)	(103,075)	(234,271)
Dividends paid	(258,946)	(113,230)	(238,740)
Dividends received	11,448	10,155	4,469
Other cash flows from / (used in) financing activities	(32,391)	(7,953)	(90,552)
Financing costs included in the amortized costs of the debt	(35,056)	(9,227)	(84,346)
Other amounts from / (used in) financing activities	2,665	1,274	(6,206)
Transaction with minority interests with no loss of control (note 3)	--	--	(18)
Net cash from/(used in) financing activities	1,472,923	(354,401)	(332,356)
Effect of exchange rate fluctuations on cash	55,459	(60,155)	20,402
Net increase / (decrease) in cash and cash equivalents	2,095,964	(162,335)	(291,810)
Cash and cash equivalents at beginning of the year	579,647	741,982	1,033,792
Cash and cash equivalents at year end (note 15)	2,675,611	579,647	741,982

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to shareholders of the Parent
							Accumulated other comprehensive income
				Profit attributable				Other		Equity attributable
	Share	Share		to	Interim	Treasury	Translation	comprehensive	Cash flow	to	Non-controlling
	Capital	Premium	Reserves	Parent	dividend	Stock	differences	income	hedges	Parent	interests	Equity
Balance at 31 December 2018	119,604	910,728	2,441,931	596,642	(136,747)	(55,441)	349,391	(554)	--	4,225,554	471,050	4,696,604
Translation differences	--	--	--	--	--	--	16,975	--	--	16,975	11,921	28,896
Other comprehensive income	--	--	--	--	--	--	--	(349)	--	(349)	--	(349)
Other comprehensive income / (expense) for the year	--	--	--	--	--	--	16,975	(349)	--	16,626	11,921	28,547
Profit/(loss) for the year	--	--	--	625,146	--	--	--	--	--	625,146	23,498	648,644
Total comprehensive income / (expense) for the year	--	--	--	625,146	--	--	16,975	(349)	--	641,772	35,419	677,191
Net change in treasury stock (note 16 (d))	--	--	--	--	--	5,857	--	--	--	5,857	--	5,857
Acquisition / Divestment of non-controlling interests (note 16 (c))	--	--	220,976	--	--	--	(22,009)	--	--	198,967	1,517,180	1,716,147
Other changes	--	--	(11,291)	--	--	--	--	--	--	(11,291)	--	(11,291)
Interim dividend	--	--	--	--	(136,828)	--	--	--	--	(136,828)	--	(136,828)
Distribution of 2018 profit:
Reserves	--	--	459,895	(459,895)	--	--	--	--	--	--	--	--
Dividends	--	--	(101,912)	--	--	--	--	--	--	(101,912)	--	(101,912)
Interim dividend	--	--	--	(136,747)	136,747	--	--	--	--	--	--	--
Operations with shareholders or owners	--	--	567,668	(596,642)	(81)	5,857	(22,009)	--	--	(45,207)	1,517,180	1,471,973
Balance at 31 December 2019	119,604	910,728	3,009,599	625,146	(136,828)	(49,584)	344,357	(903)	--	4,822,119	2,023,649	6,845,768
Translation differences	--	--	--	--	--	--	(616,886)	--	--	(616,886)	(108,419)	(725,305)
Other comprehensive income	--	--	--	--	--	--	--	(252)		(252)	--	(252)
Other comprehensive income / (expense) for the year	--	--	--	--	--	--	(616,886)	(252)	--	(617,138)	(108,419)	(725,557)
Profit/(loss) for the year	--	--	--	618,546	--	--	--	--		618,546	90,444	708,990
Total comprehensive income / (expense) for the year	--	--	--	618,546	--	--	(616,886)	(252)	--	1,408	(17,975)	(16,567)
Net change in treasury stock (note 16 (d))	--	--	--	--	--	5,850	--	--	--	5,850	--	5,850
Acquisition / Divestment of non-controlling interests (note 16 (c))	--	--	405,698	--	--	--	--	--	--	405,698	(405,698)	--
Other changes	--	--	(13,453)	--	--	--	--	--	--	(13,453)	11,687	(1,766)
Distribution of 2019 profit:
Reserves	--	--	488,318	(488,318)	--	--	--	--	--	--	--	--
Dividends	--	--	(113,230)	--	--	--	--	--	--	(113,230)	--	(113,230)
Interim dividend	--	--	--	(136,828)	136,828	--	--	--	--	--	--	--
Operations with shareholders or owners	--	--	767,333	(625,146)	136,828	5,850	--	--	--	284,865	(394,011)	(109,146)
Balance at 31 December 2020	119,604	910,728	3,776,932	618,546	--	(43,734)	(272,529)	(1,155)	--	5,108,392	1,611,663	6,720,055
Translation differences	--	--	--	--	--	--	607,178	--	--	607,178	112,492	719,670
Cash flow hedges	--	--	--	--	--	--	--	--	3,130	3,130	--	3,130
Other comprehensive income	--	--	--	--	--	--	--	286	--	286	--	286
Other comprehensive income / (expense) for the year	--	--	--	--	--	--	607,178	286	3,130	610,594	112,492	723,086
Profit/(loss) for the year	--	--	--	182,803	--	--	--	--	--	182,803	82,524	265,327
Total comprehensive income / (expense) for the year	--	--	--	182,803	--	--	607,178	286	3,130	793,397	195,016	988,413
Net change in treasury stock (note 16 (d))	--	--	--	--	--	(120,455)	--	--	--	(120,455)	--	(120,455)
Acquisition / Divestment of non-controlling interests (note 16 (c))	--	--	575,788	--	--	--	--	--	--	575,788	250,133	825,921
Other changes	--	--	(8,036)	--	--	--	--	--	--	(8,036)	82	(7,954)
Distribution of 2020 profit:
Reserves	--	--	618,546	(618,546)	--	--	--	--	--	--	--	--
Dividends	--	--	(252,443)	--	--	--	--	--	--	(252,443)	(6,502)	(258,945)
Interim dividend	--	--	--	--	--	--	--	--	--	--	--	--
Operations with shareholders or owners	--	--	933,855	(618,546)	--	(120,455)	--	--	--	194,854	243,713	438,567
Balance at 31 December 2021	119,604	910,728	4,710,787	182,803	--	(164,189)	334,649	(869)	3,130	6,096,643	2,050,392	8,147,035

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(1) Nature, Principal Activities and Subsidiaries

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Jesús i Maria, 6, 08022, Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share.

The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008.

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts.

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially hemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California).

(2) Basis of Presentation

The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2021 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as issued by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2021, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended.

These consolidated annual accounts for 2021 show comparative figures for 2020 and voluntarily show figures for 2019 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2021, 2020 and 2019 and the consolidated balance sheet for 2021 and 2020, the effects of the application new standards described in note 2 must be taken into account.

The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Spanish capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market.

The Board of Directors of Grifols, S.A. considers that these consolidated annual accounts for 2021 authorized for issue at their meeting held on 25 February 2022, will be approved by the shareholders without any modifications.

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Appendix I), for the financial year ended 31 December 2021 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own annual accounts in Ireland.

(a)	Relevant accounting estimates, assumptions and judgments used when applying accounting principles

The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts.

•	Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•	Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•	The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(t) and 28).

•	Determination of chargebacks made to certain customers in the United States (see note 4 s)

No changes have been made to prior year judgments relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30.

(b)	Basis of consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2021, 2020 and 2019, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method.

Although the Group holds 49% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence, it has been fully consolidated.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence, it has been fully consolidated.

Changes in associates and jointly controlled entities are detailed in note 11.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Changes in subsidiaries

In 2021:

•	Grifols Pyrenees Research Center, SL

Grifols, through its wholly-owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), owns 80% of the company Grifols Pyrenees Research Center, SL, which has been created to develop and manage a new research center specializing in immunology, which will enhance the knowledge of the human immune system and develop new immunological therapies. The contribution made by the Group amounts to Euros 2 thousand.

The remaining 20% belongs to the Government of Andorra, through its economic promotion office Andorra Desenvolupament i Inversió.

•	Biomat USA Inc. (Biomat)

In November 2021, approval was received from the relevant authorities to close the agreement, announced in June 2021, with GIC (sovereign wealth fund of Singapore) for which an investment of US Dollars 990 million have been received in exchange for 10 ordinary Class B shares of Biomat and 9 ordinary Class B shares of a new sub-holding company created for this purpose, which represent an indirect 23.8% of Biomat’s equity (see note 16).

•	Gigagen, Inc.

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million.

With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it is considered a group company and to be consolidated under the full integration method. Until that date, the previous shareholding of 43.96% was accounted for by the equity method. The difference between the fair value of the previous shareholding and the value recognized in books is Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a gain for this amount “Profit/Loss of equity accounted investees” in the income statement (see note 3).

•	Prometic Plasma Resources, Inc.

On 31December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., reached an agreement to acquire all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 3).

•	Grifols Escrow Issuer, S.A.

On August 26, 2021, Grifols, S.A. acquired all of the shares of Grifols Escrow Issuer, S.A. for a total consideration of US Dollars 60 thousand.

•	Araclon Biotech, SL

On October 2021 Araclon Biotech, S.L carried out a share capital increases of Euros 10 million. After the latter capital increase Grifols’ interest rises to 75.85%.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The following companies have been incorporated during 2021 and have been included in the consolidated Grifols Group.

•	Grifols Middle East&Africa,LLC

•	Grifols Bio North America,LLC

•	Biomat Holdco, LLC

•	Biomat Newco, Corp

In 2020:

•	Grifols Diagnostic Solutions, Inc.

On 30 March 2020, Grifols closed a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols delivered 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange received 1,766 million SRAAS shares (representing 26.2% of the share capital). Thus, Grifols became the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see note 11).

•	Plasmavita Healthcare GmbH

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity shares of 50% has remained unaffected after the contribution. However, in assessing the existence of control due to the new shareholders’ agreement signed on this date, it can be concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated (see note 3).

•	Alkahest, Inc.

On 2 September 2020, the Group reached an agreement with the shareholders of Alkahest Inc. (“Alkahest”) to acquire 57.55% of Alkahest’s shares for a total price of US Dollars 146 million, on a debt free basis (see note 3).

•	Green Cross

On 20 July 2020, Grifols executed share purchase arrangements with the South Korean-based GC Pharma (Group) (“GC Pharma”) and other investors for the purchase of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, (the “Factories”) and 11 plasma collection centers located in the United States (“the “Donation Centers”), for a total price of Euros 387,917 thousands (US Dollars 457,160 thousand), on a debt free basis. Grifols will not require supplementary financing for this transaction. On 1 October 2020, the transaction was closed (see note 3).

•	VCN Biosciences, S.L.

On 2 December 2020, VCN Biosciences, S.L. carried out a share capital increase of Euros 5 million. Consequently, the Group interest rises from 81.34% to 86.83%.

In 2019:

•	Interstate Blood Bank

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory In April 2019, the Group exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies (see note 3).

•	Progenika Biopharma

On 24 July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceased to have non-controlling interest (see notes 18 and 16 (c)).

•	Araclon Biotech, SL

On 16 April 2019 and 3 December 2019 Araclon Biotech, S.L carried out two share capital increases of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1% (see notes 18 and 16 (c)).

•	Instituto Grifols, S.A.

With effect as of 1 January 2019, Instituto Grifols, S.A. and Gri-Cel, S.A. entered into a merger agreement. The surviving company was Instituto Grifols, S.A.

(c)	Amendments to IFRS in 2021, 2020 and 2019

In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group.

Effective in 2019
Mandatory application for annual periods
beginning on or after:
Standards		IASB effective date	EU effective date
IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments (issued on 7 June 2017)	1 January 2019	1 January 2019
IFRS 9	Prepayment Features with Negative Compensation (issued on 12 October 2017)	1 January 2019	1 January 2019
IAS 28	Long-term interests in Associates and Joint Ventures (issued on 12 October 2017)	1 January 2019	1 January 2019
Various	Annual Improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017)	1 January 2019	1 January 2019
IAS 19	Plan Amendment, Curtailment or Settlement (issued on 7 February 2018)	1 January 2019	1 January 2019

The application of these standards and interpretations has not had any significant impact on the consolidated annual accounts, except for IFRS 16 “Leases”, as follows:

IFRS 16 “Leases”

IFRS 16 brings in a single model for lease accounting by lessees in the statement of financial position. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. Lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing guidance on leases, including IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-Incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease.

The Group adopted IFRS 16 for the first time on 1 January 2019 but did not restated comparative figures for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules were therefore recognized in the opening balance sheet at 1 January 2019.

On 1 January 2019 there was no impact on equity due to the first-time application of IFRS 16.

The main policies, estimates and criteria for the application of IFRS 16 are as follows:

•	Scope: IFRS 16 evaluation considers all the contracts in which the Group acts as lessee, except for contracts between the Group companies and the cancelable contracts.

•	Transition approach: The Group opted to implement IFRS 16 using the modified retrospective approach, whereby the right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application. When applying this modified retrospective approach, the Group did not re-express the comparative information.

•	Discount rates: under IFRS 16, a lessee discounts the future lease payments using the interest rate implicit in the lease if that rate can be readily determined. Otherwise, the lessee uses the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan over a similar term, and with similar security, to obtain an asset of a similar value to the right–of-use asset.

At 31 December 2021, an incremental effective interest rate has been applied and varies from 2.12% to 8.37% depending on the geographical area and the term of the lease agreement at the transition date (1.55% to 7.21% at 31 December 2020).

•	The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral extension or termination option and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

The Group leases several buildings, equipment and vehicles. Leases agreements are usually made for fixed periods, as shown below:

Average lease term
Buildings and warehouses	10 to 15 years
Donor centers	13 to 15 years
PCs and hardware	3 to 5 years
Machinery	4 to 5 years
Vehicles	3 to 5 years

The lease terms of the agreements are negotiated on an individual basis and contain a wide range of terms and conditions.

The Group’s activities as a lessor are immaterial, and therefore the application of IFRS 16 did not have a significant impact on the consolidated annual accounts.

IFRIC 23 - “Uncertainty in the treatment of income taxes”

IFRIC 23 “Uncertainty in the treatment of income taxes” clarifies how to apply the recognition and measurement requirements of IAS 12 “Income taxes” when there is uncertainty as to the treatment of income taxes. In this

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

situation, an entity reflects the effect of uncertainty when determining taxable earnings, tax bases, unused tax losses, unused tax credits and tax rates.

Grifols did not identify significant uncertain tax lawsuits, and consequently the application of the criteria contained in the mentioned interpretation did not have a significant impact on Grifols for fiscal year 2019 nor in the following. This evaluation consisted of a review of the criteria applied to estimate income tax and the tax loss carryforwards and deductions to be offset, and it was determined that these comply substantially with the current tax regulations where Grifols operates. In this evaluation, it was considered that the deferred tax assets, mainly for tax credits for tax losses carryforwards and deductions to be offset, is the main line item that includes assumptions and uncertainties to estimate their recognition (see note 28(b)). The recognition and/or recoverability of such assets is based on the ability to generate future taxable profits. In this analysis, the following assumptions are considered:

•	Future taxable income based on the economic plans and budgets approved for the various Grifols Group companies,

•	Tax regulation of the different countries in which they operate,

•	Scheduled calendar for reversal of deferred tax liabilities.

In this regard, the Group estimated that of the total amount of tax credits for tax losses recognized in the balance sheet as of December 31, 2019 amounting Euros 60.7 million, about Euros 48 million will be recovered in a period of less than 5 years. In relation to the unused deductions, mainly for R&D and donations to non-profit entities, practically the entire amount will be applied in seven years.

Finally, a scenario of discrepancies with the taxation authorities that imply the need to make significant adjustments to the tax result or the balances of assets and/or liabilities related to the income tax was considered unlikely based on our experience of the different tax inspections carried out in the different jurisdictions where Grifols operates.

As mentioned in note 28, Grifols assesses uncertain tax treatments and recognizes the effect of the uncertainty on taxable profit or loss. At December 31, 2021, Grifols has adequately hedged potential tax claim liabilities with no individually significant uncertain tax treatments.

Effective in 2020
Mandatory application for annual periods
Standards		EU effective date	IASB effective date
IAS 1 IAS 8	Definition of Material (issued on 31 October 2018)	1 January 2020	1 January 2020

Amendments to references to the Conceptual Framework in
Various	IFRS Standards (issued on 29 March 2018)	1 January 2020	1 January 2020

IFRS 3	Amendment to IFRS 3 Business Combination (issued on 22 October 2018)	1 January 2020	1 January 2020

IFRS 9 IAS 39 IFRS 7	Interest rate Benchmark Reform (issued on 26 September 2019)	1 January 2020	1 January 2020

IFRS 16	As a consequence of the Covid 19 - Related Rent concessions (issued on 28 May 2020)	1 June 2020	1 June 2020

Effective in 2021

The following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force in 2021 and, therefore, have been taken into account in the preparation of these consolidated annual accounts:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Mandatory application for annual periods
Standards		EU effective date	IASB effective date
IFRS 4	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9 (issued on 25 June 2020)	1 January 2021	1 January 2021
Various	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020)	1 January 2021	1 January 2021
IFRS 16	Amendment to IFRS 16 Leases Covid 19-Related Rent Concessions beyond 30 June 2021 (issued on 31 March 2021)	1 April 2021	1 April 2021

The application of these standards and interpretations has had no significant impact on these consolidated annual accounts.

Standards issued but not effective in 2021

At the date these consolidated annual accounts were authorized for issue, the following IFRS, amendments and IFRIC interpretations have been published by the European Union but their application is not mandatory until the future periods indicated below:

Mandatory application for annual periods
Standards		EU effective date	IASB effective date
IFRS 17	Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)	1 January 2023	1 January 2023
IFRS 17	Amendments to IFRS 17 Isurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (issued on 9 December 2021)	1 January 2023	1 January 2023
IAS 1	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities asCurrent or Non-current - Deferral of Effective Date (issued on 23 January 2020 and 15 July 2020 respectively).	pending	1 January 2023
IAS 1	Amendments issued 12 February 2021 to:• IAS 1 Presentation of Financial Statements ;• IFRS Practice Statement 2: Disclosure of Accounting policies	pending	1 January 2023
IAS 8	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estitmates (issued on 12 February 2021)	pending	1 January 2023
IAS 12	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021)	pending	1 January 2023
Various	Amendments issued 14 May 2020 to:• IFRS 3 Business Combinations: references to the Conceptual Framework;• IAS 16 Property, Plant and Equipment: Proceeds before Intended Use; • IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract ; and• Annual Improvements to IFRSs 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41.	1 January 2022	1 January 2022

The Group has not applied any of these standards or interpretations in advance of their effective date.

The application of these standards and interpretations has had no significant impact on these consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(3) Business Combinations

2021

•	Gigagen, Inc.

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million.

GigaGen is a U.S. biotechnology company specializing in the discovery and early development of recombinant biotherapeutic drugs. GigaGen’s research focuses on the discovery of new biological treatments based on antibodies derived from millions of donor-derived immune system cells.

With the acquisition of 100% of the shareholding, Grifols obtains control over Gigagen and, therefore, it is considered a group company and is consolidated under the full consolidation method. Until that date, the previous shareholding of 43.96% was accounted for using the equity method. The difference between the fair value of the previous shareholding and the value recognized in books is Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a profit for this amount under “Profit/(loss) of equity accounted investees” in the income statement.

From the total amount agreed, as of 31 December 2021, an amount of Euros 38,201 thousand has been paid in cash and Euros 36,591 thousand are payable. This amount is presented under “Current financial liabilities” in the balance sheet and matures in March 2022.

The Group has recognized an amount of Euros 404 thousand of transaction costs under operating expenses in the consolidated income statement.

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

	Thousandss of	Thousandss of
	Euros	US Dollars
Consideration paid
First repurchase of non-controlling interests	38,201	46,203
Second repurchase of non-controlling interests (discounted amount)	35,227	42,608
Total consideration paid	73,428	88,811

Fair value of the previous investment in the company	50,792	61,434
Fair value of net assets acquired	18,760	22,691
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	105,460	127,554

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousandss of	Thousands of
	Euros	US Dollars
Development costs in progress (note 8)	24,027	29,061
Property, plant and equipment (note 8)	1,168	1,413
Non-current financial assets	151	183
Trade and other receivables	56	68
Other current assets	2,368	2,864
Cash and cash equivalents	12,389	14,985

Total assets	40,159	48,574
Non current liabilities	(17,792)	(21,520)
Current liabilities	(3,607)	(4,363)
Total liabilities and contingent liabilities	(21,399)	(25,883)
Total net assets identified	18,760	22,691

The fair value of the R&D projects in progress has been estimated based on market approach of comparable transactions.

The resulting goodwill was allocated to the others segment and includes the specialized R&D workforce and the portfolio of future early stage products.

The acquired business has generated consolidated results for the Group during the period from the acquisition date to year-end in the amount of Euros 4,350 thousand.

If the acquisition had occurred as of 1 January 2021, the Group’s net revenues and results would not have changed significantly.

•	BPL Plasma, Inc.

On 28 February 2021, Biomat USA, Inc. the Group’s American subsidiary, acquired 25 plasma donation centers in the United States from BPL Plasma, Inc. a subsidiary of Bio Products Laboratory Holdings Limited, for US Dollars 385 million.

The transaction has received the necessary regulatory approvals and has been financed with its own resources, without issuing debt.

Grifols will obtain approximately one million liters of plasma per year from these centers.

The Group has recognized transaction costs of Euros 2,764 thousand in operating expenses in the consolidated income statement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Aggregate details of the cost of the business combination, the provisional definitive fair value of the net assets acquired and the provisional definitive goodwill at the acquisition date are shown below:

	Thousandss of Euros	Thousands of US Dollars
Consideration paid
First payment performed	9,921	12,000
Cash paid at the transaction closing date	308,016	372,548
Total consideration paid	317,937	384,548

Fair value of net assets acquired	15,039	18,190

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	302,898	366,358

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousandss of	Thousands of
	Euros	US Dollars
Property, plant and equipment (note 10)	14,406	17,424
Non-current financial assets	85	103
Inventories	557	674

Total assets	15,048	18,201

Current liabilities	(9)	(11)

Total liabilities and contingent liabilities	(9)	(11)

Total net assets identified	15,039	18,190

The resulting goodwill has been allocated to the Bioscience segment and includes the donor database, licenses and workforce.

•      Acquisition of plasma centers from Kedplasma, LLC.

On 31 March 2021, Biomat USA, Inc., the Group’s American subsidiary, acquired 7 plasma donation centers in the United States from the company Kedplasma, LLC for US Dollars 55.2 million. All the centers acquired are licensed by the U.S. Food and Drug Administration (FDA) and the European authorities.

Grifols will have immediate access to the plasma obtained at these centers, which obtain approximately 240,000 liters of plasma per year.

The transaction has received the necessary regulatory approvals and has been financed with equity without issuing debt.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has recognized transaction costs of Euros 625 thousand in operating expenses in the consolidated income statement.

Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below:

	Thousandss of Euros	Thousands of US Dollars
Consideration paid
Cash paid	45,638	55,200
Total consideration paid	45,638	55,200

Fair value of net assets acquired	2,692	3,256

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	42,946	51,944

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows:

	Fair value
	Thousandss of	Thousands of
	Euros	US Dollars
Property, plant and equipment (note 10)	2,448	2,961
Inventories	244	295

Total assets	2,692	3,256

Total net assets identified	2,692	3,256

The resulting goodwill has been allocated to the Bioscience segment and includes the donor database, licenses and workforce.

•       Prometic Plasma Resources, Inc.

On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., acquired all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 2).

The purchase price has been assigned provisionally to Goodwill in the consolidated balance sheet, considering that the initial accounting has not been completed at the end of the reporting period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2020

(a)    Plasmavita

In November 2017, Grifols established Plasmavita Healthcare GmbH (hereinafter Plasmavita), a joint venture between Grifols (50%) and two other partners (50%) for the construction and operation of 10 plasma donor centers in Germany.

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% has remained unchanged after the contribution. However, in assessing the existence of control due to new shareholder agreement signed on this date, the following was concluded:

-	Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Plasmavita and the distribution of dividends. Grifols has the power to make key business decisions.

-	Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee.

-	Grifols has the casting vote to distribute dividends.

Considering the above, it was concluded that Grifols has control over Plasmavita and, therefore, it is considered part of the group and it has been fully consolidated.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

Thousands of Euros
Consideration paid
Cash paid	10,000
Total consideration paid	10,000

Fair value of the previous investment in the company	10,674

Fair value of net assets acquired	21,374
Minority interest	(10,687)

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	9,987

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

Fair Value
Thousand of Euros
Intangible assets (note 8)	177
Rights of use (note 9)	7,856
Property, plant and equipment (note 10)	6,506
Investment in group companies	9,548
Non-current financial assets	5,017
Inventories	1,114
Trade and other receivables	811
Other current assets	333
Cash and cash equivalents	359
Total assets	31,721

Deferred tax liabilities	(1,364)
Other non current liabilites	(7,575)
Current liabilities	(1,408)
Total liabilities and contingent liabilities	(10,347)
Total net assets acquired	21,374

The resulting goodwill has been allocated to the Bioscience segment, and it includes the donor data base, licenses and workforce

If the acquisition had taken place on 1 January 2020, the net amount of the Group’s revenue and profit would not have differed significantly. The revenue and consolidated profit generated by Plasmavita between the acquisition date and 31 December 2020 are not significant for the Group.

The difference between the fair value of the previous investment and the book value amounted to Euros 5,357 thousand and has been recognized as income under “Profit/(loss) of equity accounted investees with similar activity to that of the Group” in the consolidated statement of profit and loss. The minority interest’s share of the contribution made amounts to Euros 5 million and has been recognized as a loss under the same line item.

(b)   Alkahest, Inc.

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. (“Alkahest”) for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities. As part of the agreement, the Group had:

•	Grifols has a casting vote for any decision, determination and approval, with respect to the annual budget of Alkahest and the distribution of dividends. Grifols has the power to decide on key business decisions.

•	Grifols is involved in the decision-making related to exposure or rights to variable returns from the investee.

Considering the above, it was concluded that Grifols has control over Alkahest and, therefore, it is considered part of the group and it has been fully consolidated. Until that date, the previous 42.45% stake in Alkahest was recorded using the equity method. The difference between the fair value of the previous investment and the book value amounted to Euros 86,743 thousand (US Dollars 102,552 thousand) and has been recognized as income under “Profit/(loss) of equity accounted investees” in the consolidated statement of profit and loss.

On 15 October 2020, and as a result of the aforementioned share purchase agreement, Grifols proceeded to acquire 57.55% of the capital of Alkahest. After the transaction, the Group owns 100% of the company’s share capital. Given that Grifols already had control of Alkahest, the transaction has been recorded as an agreement with the non-controlling interest, which has meant the recognition of a liability at amortized cost of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

121,149 thousand (US Dollars 143,706 thousand) and a decrease in “Non-controlling interests” in the amount of Euros 121,486 thousand (US Dollars 143,307 thousand), net of recorded losses and “Other reserves” in the amount of Euros 337 thousand (US Dollars 399 thousand).

At 31 December 2020, the amount payable totaled Euros 100,492 thousand and was presented under the line item “Current financial liabilities”. This amount has been settled on 1 February 2021(see note 21).

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Thousand of Euros	Thousand of US Dollars
Cost of the business combination
First repurchase of non-controlling interests	18,797	22,235
Second repurchase of non-controlling interests (discounted amount)	104,628	123,765
Total business combination cost	123,425	146,000

Fair value of the previous investment in the company	91,023	107,671
Fair value of net assets acquired	140,076	165,696
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	74,372	87,975

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair Value
	Thousand of Euros	Thousand of US Dollars
Other Intangible Assets (note 8)	265,617	314,198
Property, plant and equipement (note 10)	4,970	5,879
Other non current assets	178	210
Trade and other reeceivables	2,552	3,019
Other current assets	1,610	1,904
Cash and cash equivalents	7,563	8,946
Total assets	282,489	334,156

Non-current financial liabilities	(42,269)	(50,000)
Deferred tax liability	(74,372)	(87,975)
Other non-current liabilities	(19,644)	(23,237)
Trade and other payables	(1,863)	(2,204)
Other current liabilities	(4,264)	(5,044)

Total Liabilities	(142,413)	(168,460)

Fair value of net assets acquired	140,076	165,696

The resulting goodwill has been allocated to the Others segment and it mainly includes the workforce.

The fair value of research and clinical development projects in progress that include products for neurodegenerative disorders, neuromuscular and ophthalmologic diseases have been estimated according to an income approach based on risk-adjusted discounted free cash flows.

Had the acquisition taken place on 1 January 2020, the net amount of the Group’s revenue would not have changed significantly, and the net profit would have decreased by Euros 30,045 thousand. The profit of Alkahest between

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

the acquisition date and 31 December 2020 amounted to Euros (12,317) thousand. The amount of net revenue has not changed significantly.

(c)   Green Cross

On 20 July 2020, Grifols signed share purchase arrangements with the South Korean based GC Pharma Group and other investors for the acquisition of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, and 11 plasma collection centers located in the United States, for a total consideration of Euros 387,917 thousand (US Dollars 457,160 thousand), on a debt free basis. On 1 October 2020, the transaction was closed.

The consideration was paid with Grifols’ own cash resources, and at the close of the Transaction certain equity, working capital and cash targets were guaranteed.

The factories are currently in the process of obtaining the required licenses and regulatory approvals from the competent health authorities for the manufacturing of plasma-derived products. When licensed and approved, Grifols will become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 M liters.

Grifols plans to be ready to manufacture IVIG and Albumin at the factories to be able to supply the Canadian market starting in 2023.

The collection centers achieved a collection volume of 350,000 liters of plasma in 2019.

Upon the consummation of the Transaction, and by means of a plasma supply agreement, the Group has also committed to supplying certain output of plasma arising out of the collection centers to GC Pharma for a 24-month period.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid
Cash paid	387,917	457,160
Total consideration paid	387,917	457,160
Fair value of net assets acquired	203,175	239,442
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	184,742	217,718

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair Value
	Thousand of Euros	Thousand of US Dollars
Other Intangible Assets	2,011	2,370
Rights of Use	11,642	13,720
Property, plant and equipement	173,295	204,228
Deferred tax assets	28,616	33,724
Other non current assets	122	144
Inventories	2,999	3,534
Trade and other reeceivables	3,484	4,106
Other current assets	943	1,111
Cash and cash equivalents	6,053	7,133

Total assets	229,164	270,070

Non-current financial liabilities	(13,150)	(15,497)
Deferred tax liability	(868)	(1,023)
Current financial liabilities	(797)	(939)
Trade and other payables	(11,174)	(13,169)

Total Liabilities	(25,989)	(30,628)

Fair value of net assets acquired	203,175	239,442

The resulting goodwill was allocated to the Bioscience segment, and it includes the donor data base, current licenses and future authorizations and workforce

Had the acquisition taken place on 1 January 2020, the net amount of the Group’s revenue would have increased by Euros 31,197 thousand and the net profit would have decreased by Euros 32,423 thousand. The revenue and profit of Green Cross between the acquisition date and 31 December 2020 amounted to Euros 4,625 thousand and Euros (5,023) thousand respectively.

2019

(a)	Acquisition of assets used in plasma donor centers

On 31 May 2019 the Group, through its subsidiary Haema AG, acquired four plasma donor centers from Kedplasma, GmbH. The agreed purchase price was Euros 20,500 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date are as follows:

Thousands of Euros
Cost of the business combination

Payment in cash	20,500

Total business combination cost	20,500

Fair value of net assets acquired	1,620

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	18,880

The resulting goodwill was allocated to the Bioscience segment and it included the donor data base, FDA licenses and workforce.

The fair value of net assets acquired mainly included property, plant and equipment amounting to Euros 1,396 thousand.

(b)	Acquisition of Interstated Blood Bank, Inc. Group

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), with headquarters in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group exercised the call option and has completed the acquisition of the remaining shares of the IBBI group companies.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid
Cash paid	88,984	100,000
Total consideration paid	88,984	100,000
Fair value of the previous investment in the company	94,126	105,779
Fair value of the call option	8,898	10,000
Fair value of net assets acquired	19,345	21,744
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7)	172,663	194,035

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair value
	Thousands of Euros	Thousands of US Dollars
Intangible assets (note 8)	77	87
Property, plant and equipment (note 10)	23,724	26,661
Inventories	10,271	11,543
Trade and other receivables	12,080	13,575
Other current assets	2,015	2,265
Cash and cash equivalents	1,961	2,204
Total assets	50,128	56,335
Non-current liabilities	(10,233)	(11,500)
Current liabilities	(20,550)	(23,091)
Total liabilities and contingent liabilities	(30,783)	(34,591)
Total net assets acquired	19,345	21,744

The resulting goodwill was allocated to the Bioscience segment.

The difference between the fair value of the previous investment and the book value amounts to Euros 4,521 thousand and was recognized as an income in section “Share of income/(losses) of equity accounted investees with group’s similar activity” in the consolidated statement of profit or loss. Had the acquisition taken place on 1 January 2019, the net amount of the Group’s revenue would have increased by Euros 10,146 thousand and profit would have decreased by Euros 1,436 thousand.

IBBI’s net revenue and profit between the acquisition date and 31 December 2019 amounted to Euros 13,364 thousand and Euros 280 thousand, respectively.

(4)   Significant Accounting Policies

(a)	Subsidiaries and associates

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. The Group controls a subsidiary when it has the substantive rights in force that provide the ability to manage relevant activities. The Group is exposed or has the right to variable returns for its involvement in the subsidiaries when the returns obtained vary depending on the economic performance of the subsidiaries.

The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost.

Transactions and balances with Group companies and unrealized gains or losses have been eliminated upon consolidation.

The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances.

The annual accounts of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the annual accounts of the Company.

Associates are entities over which the Company, either directly or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those entities. The existence of potential voting

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence.

Investments in associates are initially recognized at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions.

Subsequently, investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognized as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been evaluated, is recognized as income when determining the investor’s share of the profit and loss of the associate for the year in which it was acquired.

The accounting policies of associates have been harmonized in terms of timing and measurement, applying the policies described for subsidiaries.

The Group’s share of the profit and loss of an associate from the date of acquisition is recognized as an increase or decrease in the value of the investments, with a credit or debit to share of the profit and loss for the year of “equity-accounted investees” in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognized as an increase or decrease in the investments in associates with a balancing entry recognized by type in other comprehensive income. The distribution of dividends is recognized as a decrease in the value of the investment. The Group’s share of profit and loss, including impairment losses recognized by the associates, is calculated based on income and expenses arising from application of the acquisition method.

When the Group’s share of the losses in an investment accounted for using the equity method equals or exceeds its interest in the entity, the Group does not recognize additional losses, unless it has incurred in obligations or made payments on behalf of the other entity.

The Group’s share of the profit and loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates.

Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I.

(b)	Business combinations

On the date of transition to IFRS-EU, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010.

The Group applies the acquisition method for business combinations.

The acquisition date is the date on which the Group obtains control of the acquiree.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, equity instruments issued and any additional consideration contingent on future events or the fulfilment of certain conditions, in exchange for control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized.

At the acquisition date the Group recognizes at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognizes indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

This criterion does not include non-current assets or disposal groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

Assumed assets and liabilities are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognized in profit and loss.

When a business combination has been provisionally determined, net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognized in consolidated profit and loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard.

(c)	Non-controlling interests

Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognized at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognized at the proportional part of the equity of the subsidiaries at the date of first consolidation.

Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit and loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit and loss (consolidated statement of comprehensive income).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The consolidated profit and loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, Group and non-controlling interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.

Profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognized as a separate transaction.

The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognized as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognized in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognized at their share of the net consolidated assets, including goodwill.

(d)	Joint arrangements

Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers. Under IFRS 11 “Joint arrangements” investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than on the legal structure of the joint agreement.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated balance sheet.

The acquisition cost of investments in joint arrangements is determined consistently with that established for investments in associates.

(e)	Foreign currency transactions and balances

(i)	Functional and presentation currency

The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent.

(ii)	Foreign currency transactions, balances and cash flows

Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined.

In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognized separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”.

Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss.

(iii)	Translation of foreign operations

The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:

• Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date;

• Income and expenses, including comparative amounts, are translated using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;

• Translation differences resulting from application of the above criteria are recognized in other comprehensive income.

(f)	Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, the Group recognizes borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalized borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalized cannot exceed the amount of borrowing costs incurred during that period. The capitalized borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

The Group begins capitalizing borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalizing borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalization of borrowing costs is suspended when active development is interrupted for extended periods.

The remaining interest costs are recognized as an expense in the year in which they are incurred.

(g)	Property, plant and equipment

(i)	Initial recognition

Property, plant and equipment are recognized at cost, less accumulated depreciation and any accumulated impairment losses. Land is not subject to depreciation. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalized production costs are recognized by allocating the costs

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit and loss.

(ii)	Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group determines the depreciation charge separately for each item for a component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates
Buildings	Straight line	1% - 3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7% - 33%

The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(iii)	Subsequent recognition

Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iv)	Impairment

The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(j) below.

(h)	Intangible assets

(i)	Goodwill

Goodwill is generated on the business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Gains and losses on the sale of an entity include the carrying amount of the goodwill related to the entity sold.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii)	Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•	The Group has technical studies that demonstrate the feasibility of the production process;

•	The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use;

•	The asset will generate sufficient future economic benefits;

•	The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects.

The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit and loss.

Expenditure on activities that contribute to increasing the value of the different businesses in which the Group as a whole operates is expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(iii)	Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)	Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in business combinations normally includes the fair value of R&D projects, Intellectual Property Patents, current contracts and products currently being marketed, and are included within “Other intangible assets” and “Development expenses” as appropriate.

(v)	Useful life and amortization rates

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Rates
Development expenses	Straight line	10%
Concessions, patents, licences, trademarks and similar	Straight line	4% - 20%
Computer software	Straight line	33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset, less its residual value.

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(i)	Leases

The Group changed its accounting policies in relation to leases when it is a lessee as a result of adopting IFRS 16. The policy is described in note 2(c) and the impact of the change in notes 2 (c) and 9.

(i)	Definitions

Lease contracts

A lease contract is a contract that fulfills the following conditions:

•	There is an identified asset explicitly specified in the contract or implicitly specified when it is made available for use by the Group. When the asset is a portion of an asset’s capacity it could also be an identified asset if it is physically distinct (a floor of a building, a storage location in a warehouse) or the Group has the right to receive substantially all its of capacity.
•	The lessee has the right to direct the use of the identified asset that means the right to determine how and for what purpose the asset will be used.
•	The lessee has the right to obtain all the economic benefits from that use throughout the period of use.

Non-lease contracts

Even if an asset is specified in the contract, if the lessor has a substantive substitution right throughout the period of use, the asset is not identified and the contract does not contain a lease.

When the lessee does not have the right to control the use of the asset, the contract does not contain a lease.

Non-lease contracts are not under this policy and the accounting treatment will be that of a service contract (usually recognized as an expense).

(ii)	Accounting policies

Lease contracts, where the Group acts as lessee, is recognized at inception of the contract as:

•	A lease liability representing its obligation to make future lease payments and,
•	A right of use representing its right to use the identified asset.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Exception: lease contracts that fulfill any of the following conditions will be recognized as monthly expense over the lease term:

•	For lease contracts where the lease term is 12 months or less at the commencement date.
•	For lease contracts where the value of the leased asset (individually), when new, is lower than US Dollars 5,000 or its equivalent in another currency.

Lease liability

Initial measurement

The lease liability corresponds to the present value of the lease payments during the lease term using the interest rate implicit in the lease or, if this cannot be readily determined, the incremental borrowing lending rate, as follows:

•	Lease payments

Only lease components included in the lease contract are part of the liability calculation:

- Fixed payments, less any lease incentives receivable;

- Variable lease payments that depend on a known index or a rate;

- The exercise price of the purchase option if the lessee is reasonably certain to exercise that option;

- Any amount already paid at the contract commencement date must not be included.

Non-lease components that could be included in a lease contract (e.g. maintenance services, electricity, water, gas and other services such as surveillance, cleaning, etc.) are not part of the lease liability and must be recognized as an expense as soon as the service is rendered to Grifols using the corresponding account according to its nature.

•	Lease term

The lease term is the non-cancellable period considering the initial term of each contract unless Grifols has a unilateral option to extend or terminate the lease and there is reasonable certainty that this option will be exercised, in which case the corresponding extension term or early termination will be taken into account.

The lease liability is calculated at the present value of the future lease payments during the lease term, using an incremental discount rate, except for those contracts in which the implicit interest rate is used because it is specifically mentioned in the contract.

•	Discount rate

Under IFRS 16, a lessee shall discount the future lease payments using the lease implicit interest rate if this can be reliably determined. Otherwise, the lessee shall use the incremental borrowing rate. The Group uses the incremental borrowing rate. This is the rate that a lessee would have to pay at the commencement date of the lease for a loan of a similar term, and with a similar security, to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

The incremental borrowing rate is determined considering the following criteria:

-	Geographical areas
-	Financial terms
-	Lease contracts terms
-	Reference rate: Risk free rate
-	Financing spread

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Subsequent measurement

Subsequently, the lease financial liability will be increased by the interest on the lease liability and reduced by the payments made. The liability will be remeasured if there are changes in the amounts payable and the lease terms.

Lease liabilities will:

•	Increase the carrying amount to interest on the lease liability;
•	Reduce the carrying amount to reflect the lease payments made; and
•	Remeasure (increase or reduce) the carrying amount to reflect any reassessment or lease modifications. The balancing entry will be a lease expense for retrospective lease payments or right-of-use-assets for future lease payments. The discount rate to be used depends on the event causing the reassessment or modification.

Right-of-use asset (ROU asset)

Initial measurement

ROU assets are initially measured at cost, which comprises:

•	The amount of the initial measurement of the lease liability,
•	Any lease payments made to the lessor at or before the commencement date,
•	Estimated costs to dismantle or to remove the underlying asset,
•	Less any discount or incentive received from the lessor.

Subsequent measurement

The ROU asset is measured at cost, less any accumulated depreciation and any accumulated impairment losses.

Net book value of the ROU asset must be adjusted as for any re-measurement of the lease liability.

Depreciation method and useful life

Depreciation method: straight-line basis. Depreciation starts at the lease commencement date (when the asset is available for use).

Useful life:

•	If the purchase option is reasonably certain to be exercised: Useful life of the underlying asset.
•	Otherwise: The earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

(j)	Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount.

The Group tests goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated, where applicable, based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero.

At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated profit and loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortization or depreciation, had no impairment loss been recognized.

(k)	Financial instruments

(i)	Classification of the financial instruments

Financial instruments are classified at the time of their initial recognition as a financial asset, a financial liability or an equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of financial assets, financial liabilities or equity instruments indicated in IAS 32 “Financial instruments: Presentation”.

For purposes of its valuation, the Group classifies financial instruments in the categories of financial assets and financial liabilities at fair value through profit or loss, separating those initially designated from those held for trading or mandatorily measured at fair value through profit or loss, financial assets and financial liabilities valued at amortized cost and financial assets measured at fair value through other comprehensive income, separating the equity instruments designated as such, from other financial assets. The classification depends on the Group’s business model to manage the financial assets and the contractual terms of the cash flows.

The Group classifies a financial asset at amortized cost if it is held in the framework of a business model whose objective is to hold financial assets to obtain contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount (OPIP).

The Group classifies a financial asset at fair value through changes in other comprehensive income, if it is maintained in the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and the contractual conditions of the financial asset give rise to, at specified dates, to cash flows that are OPIP.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The business model is determined by the key personnel of the Group and at a level that reflects the way in which they jointly manage groups of financial assets to achieve a specific business objective. The Group’s business model represents the way in which it manages its financial assets to generate cash flows.

Financial assets that are part of a business model whose objective is to hold assets to receive contractual cash flows are managed to generate cash flows in the form of contractual collections during the life of the instrument. The Group manages the assets held in the portfolio to receive these specific contractual cash flows. To determine whether cash flows are obtained through the collection of contractual cash flows from financial assets, the Group considers the frequency, value and timing of sales in prior years, the reasons for those sales and expectations in relation to with the future sales activity. However, the sales themselves do not determine the business model and, therefore, cannot be considered in isolation. Instead, it is the information on past sales and future sales expectations that provides indicative data on how to achieve the stated objective of the Group with respect to the management of financial assets and, more specifically, the way where cash flows are obtained.

For assets measured at fair value, losses and gains will be recognized in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, it will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for investments in equity at fair value through other comprehensive income (COCI).

The Group reclassifies investments in debt when and only when its business model to manage those assets changes.

(ii)	Measurement

At the time of initial recognition, the Group values a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the costs of the transaction that are directly attributable to the acquisition. The transaction costs of financial assets at fair value through profit or loss are taken to results.

In order to determine the fair value of financial assets or liabilities, the Group uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following levels:

•	Level 1: quoted prices (unadjusted) within current markets for assets or liabilities identical to those under consideration.

•	Level 2: factors other than the prices considered in Level 1 that come directly from the asset or liability in question, such as those that may derive directly from the price.

•	Level 3: factors not based on data directly from the market.

In the event that the factors used to determine the fair value of an asset or liability are included in different levels of hierarchy, the fair value will be determined in its entirety based on the significant component located at the lowest level of hierarchy.

(iii)	Offsetting principles

A financial asset and a financial liability are offset only when the Group has the legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(iv)	Financial assets and liabilities at fair value through profit or loss

Financial assets or liabilities at fair value through profit or loss are those that are classified as held for trading or have been designated from the moment of initial recognition.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

A financial asset or liability is classified as held for trading if:

• It is acquired or incurred mainly for the purpose of selling it or repurchasing it in the near term.

• On initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or

• It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value. Transaction costs directly attributable to the purchase or issue are recognized as an expense as incurred.

After initial recognition, they are recognized at fair value through profit or loss. The fair value is not reduced by the transaction costs that may be incurred by their eventual sale or disposal by other means.

The Group does not reclassify any financial asset or liability to or from this category as long as it is recognized in the consolidated statement of financial position.

(v)	Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently measured at amortized cost, using the effective interest method.

(vi)	Debt instruments

The subsequent valuation of the debt instruments depends on the Group’s business model to manage the asset and the characteristics of the cash flows of the asset. The Group’s debt instruments consist mainly of trade and other receivables, which the Group classifies as financial assets at amortized cost.

Financial assets at amortized cost are assets that the Group holds for the collection of contractual cash flows when these cash flows represent only payments of principal and interest, and are valued at amortized cost. Interest income from these financial assets is included in finance income in accordance with the effective interest rate method.

(vii)	Equity instruments

The Group holds financial assets owned, mainly equity instruments, which are measured at fair value. When Group management has chosen to present the gains and losses on the fair value of the equity investments in other comprehensive income, after the initial recognition, the equity instruments are measured at fair value, recognizing the loss or gain in other comprehensive income. The amounts recognized in other comprehensive income are not subject to reclassification to profit or loss, without prejudice to reclassification to reserves at the time when the instruments are derecognized. Dividends from such investments continue to be recognized in income for the year as other income when the Group’s right to receive payments is established.

(viii)	Impairment

As of 1 January 2018, the Group evaluates, on a prospective basis, the expected credit losses associated with its debt instruments recorded at amortized cost. The Group uses the practical expedients permitted by IFRS 9 to assess the expected credit losses related to commercial accounts using a simplified approach, eliminating the need to evaluate when there has been a significant increase in credit risk. The simplified approach requires that the expected losses be recorded from the initial recognition of receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The practical expedient applied is the use of a provision matrix based on the segmentation into groups of homogeneous assets, applying the historical information of percentages of non-payment for said groups and applying reasonable information about the future economic conditions.

The percentage of non-payment is calculated according to the current experience of non-payment during the last year, as it is a very dynamic market and is adjusted for the differences between current and historical economic conditions and considering projected information, which is reasonably available.

(ix)	Derecognition of financial assets

The Group applies the criteria for the derecognition of financial assets to a part of a financial asset or to a part of a group of similar financial assets or to a financial asset or a group of similar financial assets.

Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards derived from their ownership.

(x)	Financial liabilities at amortized cost

Financial liabilities, including trade payables and other accounts payable, that are not classified at fair value through profit or loss, are initially recognized at their fair value, less, if applicable, the transaction costs that are directly attributable to the issue. Subsequent to the initial recognition, liabilities classified under this category are valued at amortized cost using the effective interest rate method.

(xi)	Derecognition and modification of financial liabilities

The Group derecognizes a financial liability or part thereof when it has complied with the obligation contained in the liability, or is legally exempt from the main liability contained in the liability, either by virtue of a judicial process or by the creditor.

The Group considers that the conditions are substantially different if the present value of the discounted cash flows under the new conditions, including any commission paid net of any commission received, and using the original effective interest rate to make the discount, differs at least at 10 percent of the discounted present value of the cash flows that still remain of the original financial liability.

If the exchange is recorded as a cancellation of the original financial liability, the costs or commissions are recognized in consolidated results forming part of the result of the same. Otherwise, the costs or commissions adjust the carrying amount of the liability and are amortized by the amortized cost method during the remaining life of the modified liability.

The Group recognizes the difference between the carrying amount of the financial liability or a part of it that is canceled or assigned to a third party and the consideration paid, including any assigned asset different from the cash or liability assumed in profit or loss.

(l)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is signed and at the closing date. The gain or loss recognition method depends on whether the derivative financial instrument has been designated as a hedging instrument and, if so, the nature of the item being hedged.

For the purpose of their recognition, derivative financial instruments are classified as:

32

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(i)	Cash flow hedges that qualify for hedge accounting

Hedge effectiveness

The effectiveness of the hedge is determined at the beginning of the hedging relationship and through periodic evaluations of the effectiveness in order to ensure that there exists an economic relationship between the hedged item and the hedging instrument.

In order to evaluate the effectiveness of derivatives such as cross-currency euro/dollar swaps, the Group uses the hypothetical derivative method. This hypothetical derivative is built without including the credit risk and the currency spread. According to the hypothetical derivative method, the cumulative change in the fair value of the real currency swap, excluding the currency spread effect, is compared to the cumulative change in the fair value of the hypothetical swap. Therefore, the hypothetical derivative is built as a cross-currency swap with euro fixed payment and a dollar fixed reception without the inclusion of the credit risk or the currency spread and with a nil fair value at the date of designation.

Accounting

At the inception of the hedging relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, including whether changes in cash flows of the hedging instruments are expected to offset changes in cash flows of the hedged items. The Group documents its risk management objective and strategy for undertaking its hedging transactions.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in the cash flow reserve within equity. For cross-currency swaps it the currency spread of the hedging relationship is excluded in order to be recognized as hedging costs within equity. The gain or loss related to the ineffective portion is recognized immediately in income for the year, under “Changes in fair value of financial instruments”.

Cumulative amounts in the cash flow reserve within equity are recognized in the statement of profit and loss when the hedged item affects profit or loss or when ineffectiveness is identified.

The fair values of derivative financial instruments designated in hedging relationships are disclosed in note 30. Movements in the hedging reserve included in equity are shown in note 16 (c).

(ii)	Cash flow hedges that do not qualify for hedge accounting

Derivative financial instruments which do not meet the criteria for applying hedge accounting are classified as held for trading. The fair value changes are recognized immediately in the consolidated statement of profit and loss.

(m)	Equity instruments

The Group’s acquisition of equity instruments of the Parent is recognized separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognized in consolidated profit and loss.

The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to reserves. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect.

33

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(n)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a FIFO (first-in, first-out) basis.

The Group uses the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds net realizable value, materials are written down to net realizable value, which is understood to be:

•	For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production;

•	Merchandise and finished goods, estimated selling price less costs to sell;

•	Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized write-down is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Cost of sales”.

(o)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are

34

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition.

The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed are classified under investing and financing activities, respectively.

(p)	Government grants

Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.

(i)	Capital grants

Outright capital grants are initially recognized as deferred income in the consolidated balance sheet. Income from capital grants is recognized in the consolidated statement of profit and loss in line with the depreciation of the corresponding financed assets.

(ii)	Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognized in the consolidated statement of profit and loss.

(iii)	Interest rate grants

Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognized at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognized as a government grant based on the nature of the grant awarded.

(q)	Employee benefits

(i)	Defined contribution plans

The Group recognizes the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognized as an employee benefit expense in the corresponding consolidated statement of profit and loss in the year that the contribution was made.

(ii)	Termination benefits

Termination benefits are recognized at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that involves the payment of termination benefits.

For termination benefits payable as a result of an employee’s decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the employee accepts the offer and when a restriction on the Group’s ability to withdraw the offer takes effect.

For termination benefits payable as a result of the Group’s decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated.

35

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

If the Group expects to settle the termination benefits in full more than twelve months after year end, the liability is discounted using the market yield on high quality corporate bonds.

(iii)	Short-term employee benefits

The Group recognizes the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognized when the absences occur.

The Group recognizes the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.

(iv)	Restricted Share Unit Retention Plan (RSU)

The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the statement of profit and loss as an expense for the year, with the corresponding increase in equity. The amount recognized corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares.

The total amount recognized is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments.

(r)	Provisions

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. No provisions are recognized for future operating losses.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognized as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate used to determine the present value is a pre-tax rate that reflects the evaluations that the current market is making of the time value of money and the specific risks of the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.

If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit and loss item where the corresponding expense was recognized.

(s)	Revenue recognition

Revenue from the sale of goods or services is recognized at an amount that reflects the consideration that the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time when the customer obtains control of the goods or services rendered, this means when the customer has the ability to direct the use of the asset. The consideration that is committed in a contract with a client can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, reimbursements, incentives, performance bonuses, penalties or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to future

36

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

significant reversals. Revenue is presented net of the value added tax and any other amount or tax, which in substance corresponds to amounts received on behalf of third parties.

(i)	Sale of goods

Revenue from the sale of goods is recognized when the Group meets the performance obligation by transferring the assets committed to the customer. An asset is transferred when the customer obtains control of that asset. When evaluating the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to the following:

•     The Group has a present right to payment for the asset

•     The customer has the legal right to the asset

•     The Group has transferred the physical possession of the asset

•     The customer has the significant risks and rewards of ownership of the asset

•     The customer has accepted the asset

The nature of the assets that the Group is committed to transfer is mainly: sale of goods, sale of equipment, fragmentation agreements, maintenance and technical support, training, licenses, royalties and know-how and engineering projects among others.

Transaction price is set under the assumption that goods and/or services are transferred in accordance with the contract terms. The committed consideration to customers can include fixed amounts, variable amounts or both. The transaction price must be estimated taking into account the effect of the variable compensation (when applicable) related to returns, chargeback discounts, volume discounts or other incentives, as long as it is highly probable.

The Group participates in the government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognizes these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

The amount at closing related to other discounts is settled during the following year within a period of 90 to 180 days depending on the type of provision.

37

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii)	Services rendered

Revenues associated with the rendering of service transactions are recognized by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of costs incurred that are recoverable.

(t)	Income tax

The income tax expense or tax income for the year comprises current tax and deferred tax.

Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date.

Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

Current and deferred tax are recognized as income or an expense and included in profit and loss for the year, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different year, directly in equity, or from a business combination.

Grifols periodically evaluates the positions taken in the tax declarations regarding the situations in which the applicable tax regulations are subject to interpretation and establishes provisions, if necessary, based on the amounts expected to be paid to the taxation authorities, whose provision is reflected in the tax gain (loss).

(i)	Taxable temporary differences

Taxable temporary differences are recognized in all cases except where:

• They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income;

• They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

(ii)	Deductible temporary differences

Deductible temporary differences are recognized provided that:

• It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilized, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income;

• The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated

38

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

against which the temporary difference can be offset.

Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilized.

(iii)	Measurement

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities.

At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset.

Deferred tax assets which do not meet the above conditions are not recognized in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognized now meet the conditions for recognition.

(iv)	Offset and classification

The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realize the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Deferred tax assets and liabilities are recognized in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement.

(u)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available.

(v)	Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

• Assets are classified as current when they are expected to be realized or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realized within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date.

• Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

39

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

• Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the annual accounts are authorized for issue.

(w)	Environmental issues

The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities. Property, plant and equipment acquired by the Group for long-term use to minimize the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognized as assets applying the measurement, presentation and disclosure criteria described in note 4(g).

(5)	Financial Risk Management Policy

(a)	General

The Group is exposed to the following risks associated with the use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk: includes interest rate risk, currency risk and other price risks.

This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30 to the consolidated annual accounts.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group’s activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.

The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee.

Credit risk

Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets.

Trade receivables

The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities.

The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial.

40

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Concentration of credit risk

For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers’ credit rating, as well as the internal classification systems currently in place for new customers and considering that collection periods are mostly under 30 days, there is no significant impact for the Group.

In this context, Grifols made an assessment of possible changes in the credit risk through the estimation of the expected credit loss model, to ensure that it is reflecting the global economic impact of COVID-19. This assessment took into consideration available information on past events, the current situation and future economic forecasts having a potential impact on the credit risk. The update of the model mainly entailed the application of an incremental coefficient to the historical default rate to reflect the greater uncertainty regarding future economic scenarios and its impact on the expected credit loss. Based on the available information, it was concluded that there is no significant impact on the credit portfolio impairment as a result of the economic consequences of COVID-19. In addition, at 31 December 2021, no significant changes were observed in the payment profile of the main customers with which Grifols holds outstanding balances that are not subject to receivable sales and purchases with financial institutions.

Details of exposure to credit risk are disclosed in note 30.

Liquidity risk

Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation.

The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing.

In October 2021 Grifols completed the issuance of two bonds (Senior Notes) for an amount of Euros 1,400 million and US Dollars 705 million, both maturing in 2028 (see note 21).

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025.

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for approximately Euros 5,800 million. The new financing includes a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

In September 2018 the Group received an additional non-current loan from the European Investment Bank totaling Euros 85,000 thousand. The loan will be used to support certain investments in R&D which are mainly focused on searching for new therapeutic for plasmatic proteins. Financial terms include a fixed interest rate for a period of 10 years with a grace period of two years. At 31 December 2021, the carrying amount of the loans obtained from the European Investment Bank is Euros 180,625 thousand (Euros 212,500 thousand at 31 December 2020).

At 31 December 2021 the Group has total cash and cash equivalents of Euros 655,493 thousand (Euros 579,647 thousand at 31 December 2020). The Group also has approximately Euros 621,989 thousand in unused credit facilities (Euros 922,553 thousand at 31 December 2020), including Euros 534,429 thousand on the revolving credit facility (Euros 817,394 thousand at 31 December 2020).

41

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse.

Market risk

Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimizing returns.

(i)	Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency.

The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies.

As mentioned in note 21, the Group has issued a US Dollars 705 million bond, therefore the Group uses a US Dollars 500 million currency swap to hedge, in part, its exposure to the currency risk associated with this transaction.

The Group applies the cost of hedging method. This method enables the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component are recognized in other comprehensive income.

Details of the Group’s exposure to currency risk at 31 December 2021 and 2020 of the most significant financial instruments are shown in note 30.

(ii)	Interest rate risk

The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk.

The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges.

A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt amounts to Euros 4,878 million, which represents approximately 60% of the Group’s total debt (46% at 31 December 2020). It corresponds to the senior notes, senior unsecured notes and the loans received from the European Investment Bank.

Senior debt in Euros represents approximately 38% of the Group’s total Senior debt at 31 December 2021 (40% at 31 December 2020).

Details of the Group’s exposure to interest rate risk at 31 December 2021 and 2020 are shown in note 30.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii)	Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

(b)	Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The directors consider various arguments to calculate capital structure:

•	The directors control capital performance using rates of returns on equity (ROE). In 2021 the ROE stood at 3% (12% in 2020). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent.

	Thousands of Euros
	2021	2020
Profit attributable to the Parent	182,803	618,546
Equity attributable to the Parent	6,096,643	5,108,392
ROE	3%	12%

•	In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2021 and 2020, the Group complies with the covenants in the contract.

•	Consideration of the Group’s credit rating (see note 21 (d)).

The Parent held Class B treasury stock equivalent to 1.31% of its capital at 31 December 2021 (0.4% at 31 December 2020).

(6)	Segment Reporting

In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts.

Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•	Balance sheet: equity, cash and cash equivalents and loans and borrowings.

•	Statement of profit and loss: finance result and income tax.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a)	Operating segments

The operating segments defined by the steering committee are as follows:

•	Bioscience: including all activities related with products derived from human plasma for therapeutic use.

•	Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.

•	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

•	Bio Supplies: groups together all transactions related to biological products for non-therapeutic use, Kedrion production agreements, and third-party plasma sales channeled through Haema and Biotest.

•	Others: including the rendering of manufacturing services to third party companies and other research activities.

Details of sales by groups of products for 2021, 2020 and 2019 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Bioscience
Haemoderivatives	3,814,983	4,242,502	3,993,462
Diagnostic
Transfusional medicine	712,238	714,164	680,766
Other diagnostic	23,625	27,630	19,937
Hospital
Fluid therapy and nutrition	46,670	41,359	47,677
Hospital supplies	70,217	58,303	67,489
Bio supplies	225,765	224,090	266,540
Others	39,620	31,990	22,820

Total	4,933,118	5,340,038	5,098,691

At 31 December 2021, 97.4% of the income from the sale of goods and services has been recognized at a certain point-in-time (97.5% in 2020 and 97.2% in 2019).

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

•	All these products are human plasma derivatives and are manufactured in a similar way.
•	The customers and methods used to distribute these products are similar.
•	All these products are subject to the same regulations regarding production and the same regulatory environment.

(b)	Geographical information

Geographical information is grouped into four areas:

•	United States of America and Canada
•	Spain
•	Rest of the European Union
•	Rest of the world

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The definition of these four segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c)	Main customers

In 2021, no customer has accounted for more than 10% of the Group’s gross revenues. In 2020, 10.38% of the Group’s gross revenues corresponded to revenues from a major customer in the Bioscience segment. In 2019, no customer accounted for more than 10% of the Group’s gross revenues.

(7)	Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2021 were as follows:

		Thousands of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2020	Combination	Transfers	differences	31/12/2021
Net value
Grifols UK.Ltd. (UK)	Bioscience	7,674	--	--	511	8,185
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	234,791	345,844	51,364	44,322	676,321
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,538	--	--	214	9,752
Grifols Therapeutics, Inc. (USA)	Bioscience	1,816,404	--	--	145,620	1,962,024
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	(6,000)	--	--	--
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,376,978	--	--	188,515	2,565,493
Kiro Grifols S.L. (Spain)	Hospital	24,376	--	--	--	24,376
Goetech LLC (USA)	Hospital	55,167	--	--	4,423	59,590
Haema AG (Germany)	Bioscience	190,014	--	--	--	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Bioscience	140,334	--	--	11,250	151,584
Interstate Blood Bank, Inc. (USA)	Bioscience	158,479	--	--	12,705	171,184
Plasmavita Healthcare GmbH (Alemania)	Bioscience	9,987	--	--	--	9,987
Alkahest, Inc (EEUU)	Others	71,910	--	--	5,765	77,675
Grifols Canada Therapeutics, Inc (formerly Green Cross Biotherapeutics, Inc.) (Canada)	Bioscience	134,569	16,667	--	12,225	163,461
GCAM, Inc (formerly Green Cross America Inc.) (USA)	Bioscience	49,416	--	(51,364)	1,948	--
GigaGen, Inc (ver nota 3)	Others		105,460	--	7,161	112,621
		5,332,271	461,971	0	434,659	6,228,901

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2020 are as follows:

		Thousands of Euros
		Balance at	Business		Translation	Balance at
	Segment	31/12/2019	Combination	Disposals	differences	31/12/2020
Net value
Grifols UK.Ltd. (UK)	Bioscience	8,107	--	--	(433)	7,674
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	255,896	--	--	(21,105)	234,791
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,472	--	--	66	9,538
Grifols Therapeutics, Inc. (USA)	Bioscience	1,979,678	--	--	(163,274)	1,816,404
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,600,950	--	(12,902)	(211,070)	2,376,978
Kiro Grifols S.L. (Spain)	Hospital	24,376	--	--	--	24,376
Goetech LLC (USA)	Hospital	60,126	--	--	(4,959)	55,167
Haema AG (Germany)	Bioscience	190,014	--	--	--	190,014
BPC Plasma, Inc. (formerly Biotest Pharma Corp; USA)	Bioscience	152,948	--	--	(12,614)	140,334
Interstate Blood Bank, Inc. (USA)	Bioscience	172,862	--	--	(14,383)	158,479
Plasmavita Healthcare GmbH (Germany)	Bioscience	--	9,987	--	--	9,987
Alkahest, Inc (USA)	Others	--	74,372	--	(2,462)	71,910
Green Cross Biotherapeutics, Inc. (Canada)	Bioscience	--	133,443	--	1,126	134,569
Green Cross America Inc.(USA)	Bioscience	--	51,299	--	(1,883)	49,416
		5,507,063	269,101	(12,902)	(430,991)	5,332,271
			(See note 3)

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic’s share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

Due to the acquisition of an additional 40% stake in Kiro Grifols S.L. and a 51% stake in Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.L. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities.

The CGUs established by management are:

•	Bioscience
•	Diagnostic
•	Hospital

The COVID-19 pandemic has caused unprecedented turmoil in the global economy. Our products from Bioscience CGU are considered lifesaving and have been identified as a strategic industry for most governments and therefore

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

are prevented from being suspended. However, at the preparation date of the financial statements, Grifols has estimated a temporary impact derived from COVID-19 (see note 34).

The recoverable amount of the Bioscience CGU and Hospital CGU has been calculated based on its value in use calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk.

The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs of disposal calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk.

Management has determined the gross margin based on past experience and the current situation derived from the COVID-19 pandemic, investments in progress which would imply significant growth in production capacity and its forecast international market development.

Unlike the previous year, the recoverable amount calculations of the CGUs do not use expected cash flow projections based on different scenarios considered in respect of COVID-19 impact since full recovery is expected in 2022.

Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports.

The key assumptions used in calculating impairment testing of the CGUs for 2020 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	1.9%	8.9%
Diagnostic	1.9%	9.5%
Hospital	1.4%	10.8%

The key assumptions used in calculating impairment testing of the CGUs for 2021 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	2.0%	9.0%
Diagnostic	2.0%	9.3%
Hospital	1.5%	10.9%

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

•	Risk free rate: normalized government bonds at 10 years

•	Market risk premium: premium based on market research

•	Unlevered beta: average market beta

•	Debt to equity ratio: average market ratio

The reasonably possible changes considered for the Bioscience, Diagnostic and Hospital CGUs are a variation in the discount rate, as well as in the estimated perpetual growth rate, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Bioscience	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps
Hospital	+/-100 bps	+/-100 bps

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The reasonably possible changes in key assumptions considered by management in the calculation of the CGU’s recoverable amount would not cause the carrying amount to exceed its recoverable amount.

At 31 December 2021 Grifols’ stock market capitalization totals Euros 9,834 million (Euros 14,207 million at 31 December 2020).

(8)	Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2021 and 2020 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2020 was as follows:

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2019	Additions	differences	31/12/2020
Cost of currently marketed products - Gamunex	1,069,042	--	(88,169)	980,873
Cost of currently marketed products - Progenika	23,792	--	--	23,792

Accumulated amortisation of currently marketed products - Gamunex	(305,865)	(35,360)	27,890	(313,335)

Accumulated amortisation of currently marketed products - Progenika	(16,254)	(2,379)	0	(18,633)

Carrying amount of currently marketed products	770,715	(37,739)	(60,279)	672,697

The cost and accumulated amortization of currently marketed products acquired from Talecris, Progenika and Gigagen at 31 December 2021 is as follows:

	Thousandss of Euros
	Balance at		Translation	Balance at
	31/12/2020	Additions	differences	31/12/2021
Cost of currently marketed products - Gamunex	980,873	--	78,636	1,059,509
Cost of currently marketed products - Progenika	23,792	--	--	23,792

Accumulated amortisation of currently marketed products - Gamunex	(313,335)	(33,610)	(26,827)	(373,772)

Accumulated amortisation of currently marketed products - Progenika	(18,633)	(2,379)	--	(21,012)

Carrying amount of currently marketed products	672,697	(35,989)	51,809	688,517

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 31 December 2021 the residual useful life of currently marketed products is 19 years and 5 months (20 years and 5 months at 31 December 2020).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 31 December 2021 the residual useful life of currently marketed products acquired from Progenika is 1 years and 2 months (2 years and 2 months at 31 December 2020).

(a)	Self – constructed intangible assets

At 31 December 2021 the Group has recognized Euros 34,034 thousand as self-constructed intangible assets (Euros 32,548 thousand at 31 December 2020).

(b)	Purchase commitments

At 31 December 2021 the Group has intangible asset purchase commitments amounting to Euros 431 thousand (Euros 9 thousand at 31 December 2020).

(c)	Intangible assets with indefinite useful lives and other intangibles in progress

At 31 December 2021 the Group recognizes plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 29,394 thousand (Euros 27,351 thousand at 31 December 2020).

The Group has also an amount of Euros 432,534 thousand as development costs in progress (Euros 350,626 thousand at 31 December 2020).

In 2019, Grifols reached an agreement with the US biotech company Rigel Pharmaceuticals to exclusively commercialize fostamatinib disodium hexahydrate in all potential future indications in Europe and Turkey.

Under terms of the agreement, Grifols made an initial payment of US Dollars 30 million and an additional payment of US Dollars 17.5 million related to compliance with certain regulatory milestones. The Group recognized these payments as an intangible asset in accordance with IAS 38 .

This asset did not begin to be commercialized and amortized until 2020, as soon as was available for use, that is, after the final approval of the regulator.

(d)	Results on disposal of intangible assets

The total losses on disposals and sale of intangible assets amounts to Euros 30 thousand in 2021 (no profit on disposal and sale of intangible assets had been recognized in 2020).

(e)	Impairment testing

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(9)	Leases

Details of leases in the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

Right-of-use assets	Thousands of Euros
	31/12/2021	31/12/2020
Land and Buildings	782,125	665,002
Machinery	5,283	3,671
Computer equipment	2,044	3,588
Vehicles	6,205	6,435
	795,657	678,696

Lease liabilities	Thousands of Euros
	31/12/2021	31/12/2020
Non-current	825,157	690,857
Current	48,567	42,642
	873,724	733,499

Details by maturity of lease liabilities are shown in the “Liquidity risk” section in note 30.

At 31 December 2021, the Group has recognized an amount of Euros 133,442 thousand related to additions of right-of- use assets (Euros 75,077 thousand at 31 December 2020). Movement at 31 December 2021 and 2020 is included in Appendix IV, which forms an integral part of these notes to the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2021 and 2020, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

Right-of-use depreciation	Thousands of Euros
	31/12/2021	31/12/2020
Buildings	57,901	52,774
Machinery	2,120	1,588
Computer equipment	2,269	3,012
Vehicles	4,430	5,206
	66,720	62,580

	Thousands of Euros
	31/12/2021	31/12/2020
Finance lease expenses (note 27)	35,786	35,205
	35,786	35,205

	Thousands of Euros
	31/12/2021	31/12/2020
Expenses related to short-term contracts	3,106	3,569
Expenses related to low-value contracts	13,404	11,254
Other operating lease expenses	16,435	13,353
	32,945	28,176

At 31 December 2021, the Group has paid a total of Euros 82,692 thousand related to lease contracts (Euros 79,037 thousand at 31 December 2020).

The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee.

(10) Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2021 and 2020 are included in Appendix V, which forms an integral part of this note to the consolidated annual accounts.

Property, plant and development under construction at 31 December 2021 and 2020 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

In 2021, the Group has capitalized interests for a total amount of Euros 18,636 thousand (Euros 16,606 thousand in 2020).

a)    Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2021 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)    Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2021 amount to Euros 2,720 thousand (losses of Euros 150 thousand in 2020).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

c)	Self – constructed property, plant and equipment

At 31 December 2021 the Group has recognized Euros 87,885 thousand as self -constructed property, plant and equipment (Euros 85,691 thousand at 31 December 2020).

d)	Purchase commitments

At 31 December 2021 the Group has property, plant and equipment purchase commitments amounting to Euros 40,596 thousand (Euros 44,007 thousand at 31 December 2020).

e)	Impairment testing

As a result of the discontinuation of the Blood Collection Systems activity, an impairment for some the tangible assets allocated to this business activity has been recognized for a total amount of Euros 11,5 million as an expense in the consolidated statement of profit and loss for 2021.

Impairment testing for the tangible assets has been analyzed by calculating its recoverable amount based on their fair value.

(11)            Equity-Accounted Investees

Details of this caption in the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership	31/12/2021	% ownership	31/12/2020
Access Biologicals LLC	49.00%	53,264	49.00%	46,782
Shanghai RAAS Blood Products Co., Ltd.	26.20%	1,909,596	26.20%	1,800,578
Grifols Egypt Plasma Derivatives	49.00%	31,847	0.00%	--
Total equity accounted investees with similar activity to that of the Group		1,994,707		1,847,360

Albajuna Therapeutics, S.L	49.00%	1,910	49.00%	3,378
GigaGen, Inc.	100.00%	--	43.96%	15,677
Mecwins, S.A.	24.99%	3,159	24.99%	2,605
Total of the rest of equity accounted investees		5,069		21,660

Total equity-accounted investees		1,999,776		1,869,020

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the investments in equity-accounted investees for the year ended 31 December 2019 is as follows:

	Thousands of Euros
	2019
	Equity accounted investees with similar activity to that of the Group					Rest of equity accounted investees
	Access Biologicals LLC	IBBI Group	Plasmavita Healthcare	Shanghai RAAS Blood Products Co., Ltd.	Total	Alkahest, Inc.	Albajuna Therapeutics, S.L	Singulex, Inc.	GigaGen, Inc.	Mecwins, S.A.	Medcom Advance, S.A	Total	Total
Balance at 1 January	47,742	89,627	9,920	--	147,289	28,336	1,106	19,256	28,363	2,555	--	79,616	226,905
					--							--
Acquisitions	--	--	--	--	--	--	3,750	--	--	--	8,619	12,369	12,369
Transfers	--	(94,127)	--	--	(94,127)	--	--	--	--	--	--	--	(94,127)
Share of profit / (losses)	3,938	4,586	448	--	8,972	(14,218)	383	--	(5,002)	(217)	(690)	(19,744)	(10,772)
Share of other comprehensive income /	966	1,658	--	--	2,624	590	(11)	538	636	--	(17)	1,736	4,360
Impairment losses	--	--	--	--	--	--	--	(19,794)	--	--	--	(19,794)	(19,794)
Collected dividends	(2,725)	(1,744)	--	--	(4,469)	--	--	--	--	--	--	--	(4,469)
Balance at 31 December	49,921	--	10,368	--	60,289	14,708	5,228	--	23,997	2,338	7,912	54,183	114,472

Movement in the investments in equity-accounted investees for the year ended 31 December 2020 is as follows:

	Thousands of Euros
	2020
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
	Access Biologicals LLC	Plasmavita Healthcare	Shanghai RAAS Blood Products Co., Ltd.	Total	Alkahest, Inc.	Albajuna Therapeutics, S.L	GigaGen, Inc.	Mecwins, S.A.	Medcom Advance, S.A	Total	Total
Balance at 1 January	49,921	10,368	--	60,289	14,708	5,228	23,997	2,338	7,912	54,183	114,472
				--						--
Acquisitions	--	--	1,807,351	1,807,351	--	--	--	--	--	--	1,807,351
Transfers	--	(10,674)	--	(10,674)	(91,023)	--	--	--	--	(91,023)	(101,697)
Share of profit / (losses)	8,962	306	11,531	20,799	76,414	(1,878)	(6,725)	267	--	68,078	88,877
Share of other comprehensive income / translation differences	(4,160)	--	(16,090)	(20,250)	(99)	28	(1,595)	--	--	(1,666)	(21,916)
Impairment losses	--	--	--	--	--	--	--	--	(7,912)	(7,912)	(7,912)
Collected dividends	(7,942)	--	(2,214)	(10,156)	--	--	--	--	--	--	(10,156)
Balance at 31 December	46,781	--	1,800,578	1,847,359	--	3,378	15,677	2,605	--	21,660	1,869,019

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the investments in equity-accounted investees for the year ended 31 December 2021 is as follows:

	Thousands of Euros
	2021
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees
	Access Biologicals LLC	Shanghai RAAS Blood Products Co., Ltd.	Grifols Egypt Plasma Derivatives	Total	Albajuna Therapeutics, S.L	GigaGen, Inc.	Mecwins, S.A.	Total	Total
Balance at 1 January	46,781	1,800,578	--	1,847,359	3,378	15,677	2,605	21,660	1,869,019
				--
Acquisitions	--	--	30,454	30,454	--	--	860	860	31,314
Transfers	--	--	--	--	--	(50,794)	--	(50,794)	(50,794)
Share of profit / (losses)	8,298	24,835	(578)	32,555	(1,463)	34,957	(306)	33,188	65,743
Share of other comprehensive income / translation differences	3,929	89,886	1,971	95,786	(5)	160	--	155	95,941
Collected dividends	(5,745)	(5,703)	--	(11,448)	--	--	--	--	(11,448)

Balance at 31 December	53,263	1,909,596	31,847	1,994,706	1,910	--	3,159	5,069	1,999,775

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The main movements of the equity-accounted investees with similar activity to that of the Group are explained below:

Grifols Egypt Plasma Derivatives (GEPD)

On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help build a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received GEPD shares representing 49% of its share capital, which amounts to US Dollars 300 million. The Company has undertaken to make the contributions for the outstanding amount corresponding to its interest as the capital requirements are approved.

Shanghai RAAS Blood Products Co. Ltd.

In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million of SRAAS shares (representing 26.2% of the share capital). Therefore, such transaction does not entail a cash flow movement nor has it required any external financing.

The exchange ratio determined on that date, was estimated using different valuation methods, among others the stock price for SRAAS and discounted cash flows and market multiples for GDS.

At 30 September 2019, Grifols obtained the authorization from the US agency, “Committee on Foreign Investment in the United States” (CFIUS) and on 13 November 2019, Shanghai RAAS Blood Products, Co. Ltd. obtained the authorization from the Chinese Securities Regulatory Commission (CRSC).

At 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, at 31 December 2019, SRAAS was the minority shareholder owner of 45% of GDS. Grifols recorded the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently, the right was measured based on its fair value through profit or loss.

The delivery of GDS shares had no impact on the consolidated results of the Grifols Group for 2019 in accordance with IFRS 10 – Consolidated Financial Statements, since it is considered a transaction with non-controlling interest where Grifols retained control over GDS. The impact in the consolidated balance sheet at 31 December 2019 resulted in an increase in the following items: Other current financial assets amounting to Euros 1,717 million; Equity attributable to non-controlling interests amounting to Euros 1,511 million (note 18); Reserves amounting to Euros 227 million (note 16), a decrease in translation differences for an amount of Euros 22 million and a profit in the consolidated statement of profit and loss for 2019 amounting to Euros 1 million due to the change in the contractual right value (note 27).

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS.

Consequently, the consolidated balance sheet at 31 December 2020, did not longer show any financial asset related to the contractual right, but the interest in SRAAS was recorded as an investment in an associate company because the Group exercises significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. SRAAS’ equity-accounted investment was recognized at the value of the shares at the closing date of the transaction. The difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 was Euros 56,526 thousand which was recognized as finance income in the consolidated statement of profit and loss (see note 27).

The impact on the consolidated statement of profit and loss related to the equity method result was included in the Operating Result under “Profit/(loss) of equity accounted investees with similar activity to that of the Group”, since SRAAS is a company dedicated to the plasma product sector.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The transaction costs were recognized as part of the investment value and totaled Euros 34,088 thousand.

At 31 December 2021, the quoted value of SRAAS shares was CNY 6.8 (CNY 7.4 at 31 December 2020). In accordance with IAS 28 – Investments in associates and joint ventures, possible indications of losses have been analyzed without detecting objective evidence of impairment in the investment.

Plasmavita Healthcare GmbH

In 2017, Grifols established PLASMAVITA GmbH, a joint venture between Grifols (50%) and two European partners (50%).

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% remained unchanged after the contribution. However, in assessing the existence of control due to the new shareholder agreement signed on that date, it was concluded that Grifols has control over Plasmavita and, therefore, it was considered part of the group and it has been fully consolidated (see note 3).

Access Biologicals LLC.

On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022Grifols also signed a supply agreement to sell biological products not meant for therapeutic use to Access Biologicals.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

The main movements for the rest of the equity-accounted investees are explained below:

Alkahest, Inc.

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. (“Alkahest”) for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand), which was subject to approval by regulatory authorities.

Likewise, as a result of agreements between shareholders, Grifols obtained control of Alkahest on 2 September 2020. Until that date, the previous 42.45% stake in Alkahest was equity accounted. The difference between the fair value of the previous stake and the book value is Euros 86,743 thousand (US Dollars 102,552 thousand), recognizing a profit for such amount under “Profit/(loss) of equity accounted investees” in the statement of profit and loss.

As from this date, Alkahest was incorporated into the Group’s consolidation perimeter by the full consolidation method.

Medcom Advance, S.A.

In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company was equity-accounted. At 31 December 2020 and 2021, this investment is fully impaired.

Mecwins, S.A.

On 22 October 2018 Grifols allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Mecwins is a spin-off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases.

Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases.

The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis.

GigaGen Inc.

On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited (“GIANT”) acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million.

GIANT and GigaGen entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total amount of US Dollars 90.5 million. With the acquisition of the 100% stake, Grifols obtains control over Gigagen and, therefore, becomes a group company and is consolidated under the full consolidation method (see note 3).

Singulex, Inc.

On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. (“Singulex”). As a result, Grifols held a 19.33% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols was entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex granted Grifols an exclusive worldwide license for the use and sale of Singulex’ technology for the blood donor and plasma screening which has ensured the safety of blood and plasma products.

During the second half of 2019, Singulex announced the cease of all its operations, after entering bankruptcy. Therefore, the Group impaired both the investment made and loans granted by Grifols to this company.

Interstate Blood Bank, Inc. (IBBI)

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) (“IBBI Group”), with headquarters in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a payment of US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group exercised the call option and completed the acquisition of the remaining shares of the IBBI group companies (see note 3).

The last financial statements available of the main equity-accounted investments of Grifols are the following:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2021		31/12/2020
	Thousands of Euros		Thousands of Euros
		Access		Access
	SRAAS	Biologicals	SRAAS	Biologicals
Non-current assets	2,877,382	2,707	2,617,024	2,795
Current assets	549,977	23,287	402,876	19,619
Cash and cash equivalents	401,117	3,790	250,073	4,178
Non-current liabilities	(3,313)	(36)	(5,074)	(1,497)
Non-current financial liabilities	(453)	--	--	--
Current liabilities	(191,133)	(3,615)	(29,088)	(3,670)
Current financial liabilities	--	(2,649)	(969)	(1,486)
Net assets	3,633,577	23,484	3,234,842	19,939

	31/12/2021		31/12/2020
	Thousands of Euros		Thousands of Euros
		Access		Access
	SRAAS	Biologicals	SRAAS	Biologicals
Net revenue	395,812	45,689	259,429	50,093
Profit for the year	181,395	17,380	139,459	17,221

(12)    Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Financial investments in listed shares	2,038	3,008
Non-current derivatives (see note 30)	2,068	--
Total Non-current financial assets measured at fair value	4,106	3,008

Non-current guarantee deposits	7,763	6,268
Other non-current financial assets (a)	261,294	108,030
Non-current loans to related parties (see note 31)	89,104	80,851

Total Non-current financial assets measured at amortized cost	358,161	195,149

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of current financial assets on the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Current derivatives (see note 30)	3,238	--
Total Non-current financial assets measured at fair value	3,238	--

	Thousands of Euros
	31/12/2021	31/12/2020
Deposits and guarantees	561	162
Other current financial assets (a)	2,025,869	10,861
Current loans to third parties	39	95
Total other current financial assets measured at amortized cost	2,026,469	11,118

(a)	Other non-current and current financial assets

Details of other non-current and current financial assets are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Other financial assets with related parties (see note 31)	220,947	114,825
Other financial assets with third parties	2,066,216	4,066
Total other non-current and current financial assets	2,287,163	118,891

“Other financial assets with third parties” is mainly composed of the cash received from the new bond issue, which will be used to acquire the existing share capital of Tiancheng (Germany) Pharmaceutical Holdings, owner of approximately 90% of Biotest ordinary shares and 1% of Biotest preferred shares. The transaction is subject to regulatory approvals and conditions and is expected to close by the end of the first half of 2022. Therefore, the received amount is restricted until official approval is obtained (see note 15 and 21).

Additionally, Grifols closed a collaboration agreement with the U.S. firm ImmunoTek Bio Centers, LLC, specialized in the opening and construction of plasma centers, to open 21 plasma centers in the United States. At 31 December 2021, the Group has made advanced payments related to this project for an amount of US Dollars 47.5 million (Euros 42.3 million).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(13)	Inventories

Details of inventories at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Goods for resale	137,887	158,049
Raw materials and supplies	657,060	595,392
Work in progress and semi-finished goods	721,088	654,724
Finished goods	743,319	594,116
	2,259,354	2,002,281

Movement in the inventory provision was as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Balance at 1 January	122,613	104,251	48,840
Net charge for the year	28,092	42,255	42,096
Cancellations for the year	(269)	(189)	(118)
Translation differences	8,288	(23,704)	13,433
Balance at 31 December	158,724	122,613	104,251

As a result of the discontinuation of the Blood Collection Systems activity, an impairment of some inventory has been recognized for a total amount of Euros 5 million as an expense in the consolidated statement of profit and loss for 2021.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(14)	Trade and Other Receivables

Details at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Trade receivables	324,441	404,771
Receivables from associates (note 31)	131,764	1,447
Impairment losses (note 30)	(24,008)	(22,985)

Trade receivables	432,197	383,233
Other receivables (note 30)	11,014	8,324
Personnel	654	822
Advance payments (note 30)	6,210	16,053
Taxation authorities, VAT recoverable	35,389	38,747
Other public entities	1,796	8,414
Other receivables	55,063	72,360
Current income tax assets	12,448	64,565
Total trade and other receivables	499,708	520,158

Other receivables

During 2021, 2020 and 2019 the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor’s ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor.

The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits.

These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet

Likewise, in financial years 2021 and 2020, some receivables assignment contracts were signed with a financial institution, in which Grifols retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as with resource and the assigned amount remains in the consolidated balance sheet at 31 December 2021 and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized is Euros 23,450 thousand at 31 December 2021 (Euros 18,264 thousand at 31 December 2020) (see note 21).

Total receivables without recourse sold to financial institutions through the aforementioned contracts in 2021 amount to Euros 2,975,343 thousand (Euros 2,735,973 thousand in 2020 and Euros 1,593,260 thousand in 2019).

The financial cost of credit rights sold for the Group totals approximately Euros 10,292 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for 2021 (Euros 10,964 thousand in 2020 and Euros 9,171 thousand in 2019) (see note 27).

Details of balances with related parties are shown in note 31.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(15)	Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Current deposits	--	134,875
Cash in hand and at banks	655,493	444,772
Total cash and cash equivalents recognized in the balance sheet	655,493	579,647

Restricted cash	2,020,118	--
Total cash and cash equivalents recognized in the statement of cash flows	2,675,611	579,647

As mentioned in note 21, the Group issued a bond in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. These funds are held in an escrow account and will be released once the transaction with Tiancheng (Germany) Pharmaceutical Holdings AG becomes effective.

(16)	Equity

Details of consolidated equity and movement are shown in the consolidated statement of changes in equity.

(a)	Share capital

At 31 December 2021 and 2020, the Company’s share capital amounts to Euros 119,603,705 and comprises:

•	Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series.

•	Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

The main characteristics of the Class B shares are as follows:

•	Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and, subject, according to the commercial law, to the approval of the distribution of dividends by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.

•	Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.

•	Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.

62

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•	In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2021 and 2020.

At 31 December 2021 and 2020, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2020 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2020	426,129,798	258,010,058
(Acquisition) / disposal of treasury stock (note 16 (d))	--	402,888
Balance at 31 December 2020	426,129,798	258,412,946

Movement in outstanding shares during 2021 is as follows:

	Class A shares	Class B shares
Balance at 1 January 2021	426,129,798	258,412,946
(Acquisition) / disposal of treasury stock (note 16 (d))	(3,944,430)	(2,058,366)
Balance at 31 December 2021	422,185,368	256,354,580

(b)	Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c)	Reserves

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2021, Euros 29,486 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 40,362 thousand at 31 December 2020) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized.

Spanish companies are required to transfer at least 10% of the profits for each year to a reserve fund until such reserve reaches at least 20% of capital stock. This reserve is not distributable to shareholders and may only be

63

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

used to cover, if no other reserves are available, the debit balance of the profit and loss account. Also, under certain conditions, the portion of this reserve in excess of 10% of the increased capital stock may be used to increase capital stock.

In June 2019, Kiro Grifols, S.L. increased capital by an amount of Euro 7,500 thousand. The Group continues to hold a 90% interest, with an increase in non-controlling interest that corresponds to 10% of the capital increase.

In July 2019, the Group acquired 33 shares of Progenika Biopharma, S.A for an amount of Euros 4 thousand. As a result, the Group increased its interest from 99.99% to 100%. With this acquisition, the Group has the full control of Progenika Biopharma, S.A and therefore it ceased to have non-controlling interest.

In April 2019 and December 2019, the Group subscribed two share capital increases in Araclon Biotech, S.L of Euros 16.8 million and Euros 5.9 million, respectively. After the latter capital increase Grifols’ interest rises to 75.1%.

At 31 December 2019, Grifols delivered 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange fora contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SR shares), because at that date no shares of Shanghai RAAS Blood Products Co. Ltd. were received. This transaction generated an impact on reserves of Euros 227 million (see note 11).

On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, political and economic control of GDS (see notes 11 and 18). This transaction generated an impact of Euros 408 million on reserves.

On 14 April 2020, Grifols made a contribution of Euros 10 million in cash that was recognized as a shareholder contribution in Plasmavita. The equity share of 50% remained unchanged after the contribution. However, with the new shareholder agreement signed on this date, it was concluded that Grifols has control over Plasmavita and, therefore, it was considered part of the group and it was fully consolidated (see note 3 (a), notes 11 and 18).

On 2 September 2020, Grifols signed an agreement to acquire all the shares of Alkahest Inc. (“Alkahest”) for a total amount of Euros 123,425 thousand (US Dollars 146,000 thousand). Likewise, as a result of agreements between shareholders, Grifols obtained control of Alkahest on 2 September 2020. As from this date, Alkahest was considered a group company and it was fully consolidated (see notes 3, 11 and 18).

In December 2020 the Group subscribed a share capital increase in VCN Biosciences, S.L. of Euros 5 million. After this capital increase Grifols’ interest rose to 86.827% (see note 18).

In December 2020, Kiro Grifols, S.L. increased capital by an amount of Euros 10,000 thousand. The Group continued to hold a 90% interest, with an increase in non-controlling interest that corresponds to 10% of the capital increase (see note 18).

In April 2021 Grifols Diagnostic Solutions, Inc paid to Shanghai RAAS Blood Produtcs Co.Ltd. a dividend for an amount of Euros 8,811 thousand (US Dollars 10,485 thousand) (see note 18).

In June 2021, the Group acquired 28,500 shares of Grifols Malaysia Sdn Bhd for Euros 6 thousand (US Dollars 7 thousand). As a result, the Group increased its interest from 30% to 49% (see note 18).

In October 2021 the Group subscribed a share capital increase in Araclon Biotech, S.L of Euros 10 million. After this capital increase Grifols’ interest rises to 75.85% (see note 18).

In November 2021 the relevant authorities approved the agreement entered into in June 2021 whereby an indirect 23.8% of Biomat’s capital has been sold to GIC (Singapore sovereign wealth fund), represented by 10 Class B ordinary shares of Biomat and 9 Class B ordinary shares of a new sub-holding company created for this purpose, for an amount of US Dollars 990 million (see note 18). This transaction generated an impact of Euros 621 million on reserves.

64

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols continues to maintain control of all aspects of the day-to-day activity of Biomat and, through a long-term supply contract, all plasma collected by Biomat and its subsidiaries will be sent to Grifols for processing (see note 18).

At 31 December 2021 and 2020 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2021 and 2020 the legal reserve of the Parent amounts to Euros 23,921 thousand which corresponds to 20% of the share capital.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2021 and 2020 the balance of the legal reserve of other Spanish companies amounts to Euros 2,066 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 3,805 thousand at 31 December 2021 (Euros 3,677 thousand at 31 December 2020).

Hedging reserve

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(l) for details. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 30.

The group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve.

(d)	Treasury stock

Movement in Class A treasury stock during the year ended 31 December 2021 is as follows:

	No. of Class A
	shares	Thousands of Euros
Balance at 1 January 2021	--	--

Disposal Class A shares	--	--
Acquisition Class A shares	3,944,430	89,959
Balance at 31 December 2021	3,944,430	89,959

At the meeting held on 11 March 2021, the Board of Directors agreed to implement a program to repurchase Grifols’ treasury stock (the Buyback Program), in accordance with the authorization granted by Grifols’ shareholders at an ordinary general meeting held on 9 October 2020, under point twelve of the agenda. The Buyback Program was created with the aim of using Grifols’ treasury stock (Class A and Class B) as consideration in certain future acquisitions that Grifols may make (as the company has done on previous occasions).

This Buyback Program began on 12 March 2021 and has been in force until 14 June 2021 (both dates included).

65

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols entrusted the execution of the Buyback Program to an independent bank, and therefore Grifols has not exercised any control over the bank’s decisions in this regard.

At 31 December 2020 the Company did not have any Class A treasury stock.

Movement in Class B treasury stock during 2020 was as follows:

	No. of Class B
	shares	Thousands of Euros
Balance at 1 January 2020	3,415,052	49,584
Disposal Class B shares	(402,888)	(5,850)
Balance at 31 December 2020	3,012,164	43,734

Movement in Class B treasury stock during 2021 is as follows:

	No. of Class B
	shares	Thousands of Euros
Balance at 1 January 2021	3,012,164	43,734

Disposal Class B shares	(361,530)	(5,248)
Acquisition Class B shares	2,419,896	35,744
Balance at 31 December 2021	5,070,530	74,230

In March 2021, the Group delivered 361,530 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note 29).

In March 2020 the Group delivered 402,888 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note 29).

The Parent held Class A and B treasury stock equivalent to 1.3% of its capital at 31 December 2021 (0.4% of its capital in Class B treasury stock at 31 December 2020).

(e)	Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2021, and the distribution of profit approved for 2020, presented at the general meeting held on 21 May 2021, is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Voluntary reserve	(140,728)	62,134
Dividends	--	2,614
Profit of the Parent	(140,728)	64,748

66

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The following dividends were paid in 2020:

	31/12/2020
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	65%	0.16	68,859
Non-voting shares	323%	0.16	41,757
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			113,230

The following dividends were paid in 2021:

	31/12/2021
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	146%	0.36	154,005
Non-voting shares	729%	0.36	93,515
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			250,134

During 2020 and 2021 no interim dividend has been paid.

At a general meeting held on 8 and 9 October 2020 the shareholders of Grifols S.A. approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share.

At the general meeting held on 21 May 2021 the shareholders of Grifols S.A. approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share, together with the approval of an ordinary dividend of Euros 0.36 for Class A and Class B share charged to voluntary reserves of the Company for an amount of Euros 247,520 thousand.

The distribution of the profit for the years ended 31 December 2020 and 2021 is presented in the consolidated statement of changes in equity.

(f)	Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 9,838 thousand at 31 December 2021 (Euros 13,880 thousand at 31 December 2020).

(17)	Earnings Per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	182,803	618,546	625,146

Weighted average number of ordinary shares outstanding	681,556,937	685,515,740	685,115,836

Basic earnings per share (Euros per share)	0.27	0.90	0.91

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The weighted average of the ordinary shares outstanding (basic) is as follows:

	Number of shares
	31/12/2021	31/12/2020	31/12/2019
Issued shares outstanding at 1 January	685,601,126	685,198,238	684,794,839
Effect of shares issued	--	--	--
Effect of treasury stock	(4,044,189)	317,502	320,997

Average weighted number of ordinary shares outstanding (basic) at 31 December	681,556,937	685,515,740	685,115,836

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares.

The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Profit for the year attributable to shareholders of the Parent (thousands of Euros)	182,803	618,546	625,146
Weighted average number of ordinary shares outstanding (diluted)	681,404,922	685,142,749	684,719,195
Diluted earnings per share (Euros per share)	0.27	0.90	0.91

The weighted average number of ordinary shares outstanding diluted has been calculated as follows:

	Number of shares
	31/12/2021	31/12/2020	31/12/2019
Issued shares outstanding at 1 January	685,601,126	685,198,238	684,794,839
Effect of RSU shares	(152,015)	(372,991)	(396,641)
Effect of shares issued	--	--	--
Effect of treasury stock	(4,044,189)	317,502	320,997

Average weighted number of ordinary shares outstanding (diluted) at 31 December	681,404,922	685,142,749	684,719,195

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(18) Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2021 are as follows:

	Thousands of Euros
			Business
			combinations /
	Balance at 31/12/2020	Additions	Perimeter additions	Dividends paid	Translation differences	Balance at 31/12/2021
Grifols (Thailand) Pte Ltd	4,338	218	--	--	(139)	4,417
Grifols Malaysia Sdn Bhd	2,923	810	(843)	--	169	3,059
Araclon Biotech, S.A.	(1,088)	(1,119)	2,447	--	--	240
VCN Bioscience, S.L	316	(219)	--	--	--	97
Kiro Grifols , S.L.	598	(314)	--	--	--	284
Haema AG	231,284	2,258	--	--	--	233,542
BPC Plasma, Inc (formerly Biotest US
Corporation)	274,995	8,014	--	--	22,267	305,276
Grifols Diagnostic Solutions, Inc.	1,087,632	65,894	--	(6,503)	87,827	1,234,850
Plasmavita Healthcare (see note 3)	10,665	1,059	--	--	--	11,724
Biomat USA Group (see note 2)	--	5,923	248,529	--	2,451	256,903
	1,611,663	82,524	250,133	(6,503)	112,575	2,050,392

Details of non-controlling interests and movement at 31 December 2020 are as follows:

	Thousands of Euros
			Business
	Balance at 31/12/2019	Additions	Combinations / Perimeter additions	Translation differences	Balance at 31/12/2020
Grifols (Thailand) Pte Ltd	4,549	221	--	(432)	4,338
Grifols Malaysia Sdn Bhd	2,171	932	--	(180)	2,923
Araclon Biotech, S.A.	429	(1,517)	0	--	(1,088)
VCN Bioscience, S.L	(152)	(235)	703	--	316
Kiro Grifols , S.L.	24	(426)	1,000	--	598
Haema AG	226,071	5,213	--	--	231,284
BPC Plasma, Inc (formerly Biotest US
Corporation)	280,010	19,032	--	(24,047)	274,995
Grifols Diagnostic Solutions, Inc.	1,510,547	69,520	(408,675)	(83,760)	1,087,632
Plasmavita Healthcare (see note 3)	--	(22)	10,687	--	10,665
Alkahest, Inc.	--	(2,274)	2,274	--	0
	2,023,649	90,444	(394,011)	(108,419)	1,611,663

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2021 and 2020, the summary financial information on the non-controlling interests of Haema AG and BPC Plasma, Inc., is as follows:

	Thousands of Euros		Thousands of Euros
	31/12/2021		31/12/2020
		BPC Plasma, Inc		BPC Plasma, Inc
		(formerly Biotest US		(formerly Biotest
	Haema AG	Corporation)	Haema AG	US Corporation)
Non-current assets	292,454	409,674	249,806	336,321
Current assets	52,211	33,404	31,237	43,750
Total Assets	344,665	443,078	281,043	380,071

Non-current liabilities	27,137	54,991	27,123	52,977
Current liabilities	83,986	82,811	22,636	52,099
Total Liabilities	111,123	137,802	49,759	105,076

Total equity	233,542	305,276	231,284	274,995

	31/12/2021		31/12/2020
	Thousands of Euros		Thousands of Euros
		BPC Plasma, Inc		BPC Plasma, Inc
		(formerly Biotest US		(formerly Biotest
	Haema AG	Corporation)	Haema AG	US Corporation)
Profit for the year	2,258	8,014	5,213	19,032

At 31 December 2021 and 2020, the summary financial information on the non-controlling interests of GDS Group is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Non-current assets	3,796,855	3,393,188
Current assets	291,371	277,834
Total Assets	4,088,226	3,671,022

Non-current liabilities	278,620	256,244
Current liabilities	91,299	131,754
Total Liabilities	369,919	387,998

Total equity	3,718,307	3,283,024

	Thousands of Euros
	31/12/2021	31/12/2020
Profit for the year	198,416	198,182

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2021 the summary financial information on the non-controlling interests of the Biomat USA Group is as follows:

Thousands of Euros
31/12/2021
Non-current assets	1,672,964
Current assets	311,641
Total Assets	1,984,605

Non-current liabilities	560,930
Current liabilities	154,436
Total Liabilities	715,366

Total equity	1,269,240

Thousands of
Euros
31/12/2021
Profit for the year	24,912

(19)	Grants

Details are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Capital grants	14,646	16,509
Interest rate grants (preference loans) (See note 21 (d))	390	499
	15,036	17,008

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants totaling Euros 5,608 thousand have been recognized in the consolidated statement of profit and loss for the year ended 31 December 2021 (Euros 1,683 thousand for the year ended 31 December 2020).

(20)	Provisions

Details of provisions at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
Non-current provisions (a)	31/12/2021	31/12/2020
Provisions for pensions and similar obligations	6,717	6,767
Other provisions	17,405	20,504

Non-current provisions	24,122	27,271

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
Current provisions (b)	31/12/2021	31/12/2020
Trade provisions	31,407	11,175

Current provisions	31,407	11,175

(a)	Non-current provisions

At 31 December 2021, 2020 and 2019 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2019 was as follows:

	Thousands of Euros
	Balance at 31/12/2018	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2019
Non-current provisions	6,114	1,467	(30)	464	15	8,030
	6,114	1,467	(30)	464	15	8,030

Movement in provisions during 2020 was as follows:

	Thousands of Euros
	Balance at 31/12/2019	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2020
Non-current Provisions	8,030	414	(175)	20,527	(1,525)	27,271
	8,030	414	(175)	20,527	(1,525)	27,271

Movement in provisions during 2021 is as follows:

	Thousands of Euros
	Balance at 31/12/2020	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2021
Non-current Provisions	27.271	838	(77)	(5.196)	1.286	24.122
	27.271	838	(77)	(5.196)	1.286	24.122

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)	Current provisions

Movement in trade provisions during 2019 was as follows:

	Thousands of Euros
	Balance at 31/12/2018	Net charge	Cancellations	Translation differences	Balance at 31/12/2019
Trade provisions	80,055	(25,249)	(3,142)	1,445	53,109
	80,055	(25,249)	(3,142)	1,445	53,109

Movement in trade provisions during 2020 was as follows:

	Thousands of Euros
	Balance at 31/12/2019	Business combination	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2020
Trade provisions	53,109	954	(21,998)	(247)	(20,059)	(584)	11,175
	53,109	954	(21,998)	(247)	(20,059)	(584)	11,175

Movement in trade provisions during 2021 is as follows:

	Thousands of Euros
	Balance at 31/12/2020	Business combination	Net charge	Cancellations	Reclassifications	Translation differences	Balance at 31/12/2021
Trade provisions	11.175	32	14.826	(717)	4.523	1.568	31.407
	11.175	32	14.826	(717)	4.523	1.568	31.407

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(21)	Financial Liabilities

This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost, except for the financial derivatives that are valued at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2021 and 2020 are as follows:

	Thousands of Euros
Financial liabilities	31/12/2021	31/12/2020
Non-current bonds (a)	2,577,465	2,675,000
Senior secured debt (b)	3,296,025	3,335,415
Other loans (b)	480,836	183,771
Other non-current financial liabilities (d)	8,889	10,272
Non-current lease liabilities (note 9)	825,157	690,857
Loan transaction costs	(249,359)	(293,215)
Total non-current financial liabilities	6,939,013	6,602,100
Current bonds (a)	2,270,474	125,843
Senior secured debt (b)	--	34,035
Other loans (b)	165,139	170,730
Other current financial liabilities (d)	43,234	105,041
Current financial derivatives (note 30)	875	--
Current lease liabilities (note 9)	48,567	42,642
Loan transaction costs	(89,998)	(53,679)
Total current financial liabilities	2,438,291	424,612

On 5 October 2021, Grifols completed the issuance of two Senior Notes for amounts of Euros 1,400 million and US Dollars 705 million, both maturing in 2028.

On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025.

On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for Euros 5,800 million. The new financing included a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million.

Grifols calculated the impact of the IFRS 9 in the new financing process concluding that it did not result in a derecognition of the liability as it has not passed the 10% quantitative test. According to the IASB’s interpretation, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group recognized income of Euros 97,850 thousand in the 2019 statement of profit and loss (see note 27).

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and with the same conditions for amounts of Euros 85,000 thousand and Euros 100,000

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

thousand, respectively. At 31 December 2021, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 180,625 thousand (Euros 212,500 thousand at 31 December 2020).

(a)   Senior Notes

On 5 October 2021, Grifols Escrow Issuer, S.A. closed the issuance of a senior unsecured corporate bond (Senior Unsecured Notes) in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. Both tranches mature in 2028 and will accrue an annual coupon of 3.875% and 4.750%, respectively.

The proceeds from the bonds will be used to finance the Euros 1.100 million acquisition of the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, which holds 89.88% of the ordinary shares of Biotest AG and 1.08% of the preferred shares.

In addition, the proceeds will also be used to finance the voluntary public offering for the remaining ordinary and preferred shares of Biotest AG.

The funds have been transferred directly to an escrow account and access to them is restricted pending completion of the transaction and other contractual milestones (see note 3 and 15).

In the event that the transaction is not carried out, the Group is willing to redeem the bonds immediately. Therefore, the liability was classified according to the earliest period in which the Group may be required to repay it.

On 15 November 2019, as part of its refinancing process, Grifols, S.A. issued Euros 1,675 million of Senior Secured Notes segmented in two notes of Euros 770 million and Euros 905 million. These notes will mature in 2027 and 2025 and will bear annual interest at a rate of 2.25% and 1.625%, respectively. On 15 November 2019 the notes were admitted to listing on the Irish Stock Exchange.

On 18 April 2017, Grifols, S.A., issued Euros 1,000 million of Senior Unsecured Notes that will mature in 2025 and will bear annual interest at a rate of 3.20%. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

Details of movement in the Senior Notes at 31 December 2021 are as follows:

		Thousands of Euros
	Opening			Opening
	outstanding balance		Exchange	outstanding balance
	01/01/21	Issue	differences	31/12/21
Senior unsecured notes (nominal value) 2017	1,000,000	--	--	1,000,000
Senior secured notes (nominal value) 2019	1,675,000	--	--	1,675,000
Senior unsecured notes (nominal value) Euros 2021	--	1,400,000	--	1,400,000
Senior unsecured notes (nominal value) US Dollars 2021	--	598,970	23,492	622,462
Total	2,675,000	1,998,970	23,492	4,697,462

On 2 December 2021, Grifols, S.A. announced a repurchase offer for the same price plus unpaid accrued interests of the mentioned bonds, up to the equivalent in Euros of US Dollars 110,317 thousand. In January 2022, the agreement with the bondholders was closed, therefore, the amount is presented in the short term at 31 December 2021.

There was no movement regarding Senior Notes in 2020.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2021 and 2020 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	31/12/2020
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy backs or redemptions (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	04/05/20	04/05/21	3,000	3.00%	116,352	(3,612)	(1,118)

	31/12/2021
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy backs or redemptions (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	04/05/21	04/05/22	3,000	2.50%	119,325	(1,740)	(975)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)   Loans and borrowings

Details of loans and borrowings at 31 December 2021 and 2020 are as follows:

					Thousands of Euros
					31/12/2021		31/12/2020
					Amount	Carrying	Amount	Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended	amount	extended	amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	1,258,554	1,360,000	1,332,800
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	2,227,171	2,037,471	2,227,171	2,002,615
Total senior debt					3,587,171	3,296,025	3,587,171	3,335,415
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	31,875	100,000	42,500
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	53,125	85,000	63,750
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	63,750	85,000	74,375
Total EIB Loan					270,000	148,750	270,000	180,625
Revolving Credit	USD	Libor + 1,5%	07/05/2020	15/11/2025	882,924	330,000	817,394	--
Total Revolving Credit					882,924	330,000	817,394	--
Other non-current loans	Euros	1.93%	25/03/2010	30/09/2024	10,000	2,086	10,000	3,146
Loan transaction costs					--	(197,703)	--	(223,944)

Non-current loans and borrowings					4,750,095	3,579,158	4,684,565	3,295,242

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					Thousands of Euros
					31/12/2021			31/12/2020
					Amount		Carrying	Amount		Carrying
Credit	Currency	Interest rate	Date awarded	Maturity date	extended		amount	extended		amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	(*	)	--	(*	)	13,600
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	(*	)	--	(*	)	20,435
Total senior debt					--		--	--		34,035
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*	)	10,625	(*	)	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*	)	21,250	(*	)	21,250
Total EIB Loan					--		31,875	--		31,875
Other current loans		0.10% - 2.50%			211,901		133,264	241,895		138,855
Loan transaction costs					--		(37,244)	--		(35,209)

Current loans and borrowings					211,901		127,895	241,895		169,556

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 7,682 thousand at 31 December 2021 (Euros 7,262 thousand at 31 December 2020).

On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. The new senior debt consists of a Term Loan B (“TLB”), which amount US Dollars 2,500 million and Euros 1,360 million with a 2.00% margin pegged to Libor and a 2.25% margin pegged to Euribor respectively, maturity in 2027 and quasi-bullet repayment structure. The borrowers of the total senior debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

The present value discounted from cash flows under the new agreement, including any fees paid and discounted using the original effective interest rate differed by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby it was considered that the debt instrument was not been substantially modified.

The costs of refinancing the senior debt amounted to Euros 84.4 million. Based on an analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of the terms of the senior debt did not imply a derecognition of the liability. According to the IASB’s interpretation published in October 2017, when a financial liability measured at amortized cost is modified or exchanged and does not result in the derecognition of the financial liability, a gain or loss should be recognized in profit or loss, calculated as the difference between the original contractual cash flows from the liability and the modified cash flows, discounted at the original effective interest rate of the liability. Following the standard, the Group recognized an income of Euros 97,850 thousand in the statement of profit and loss for the year 2019 (see note 27).

The terms and conditions of the senior secured debt are as follows:

○	Tranche B: eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros:

■	Tranche B in US Dollars:

•	Original principal amount of US Dollars 2,500 million.

•	Applicable margin of 200 basis points (bp) pegged to US Libor.

•	Quasi-bullet repayment structure.

•	Maturity in 2027.

■	Tranche B in Euros:

•	Original principal amount of Euros 1,360 million.

•	Applicable margin of 225 basis points (bp) pegged to Euribor.

•	Quasi-bullet repayment structure.

•	Maturity in 2027.

Details of Tranche B by maturity at 31 December 2021 are as follows:

	US Tranche B			Tranche B in Euros
		Principal in Thousands	Amortization in		Principal in Thousands of
	Currency	of US Dollars	Thousands of Euros	Currency	Euros
Maturity
2023	US Dollars	6,015	5,310	Euros	3,269
2024	US Dollars	24,058	21,242	Euros	13,076
2025	US Dollars	24,058	21,242	Euros	13,076
2026	US Dollars	24,058	21,242	Euros	13,076
2027	US Dollars	2,235,700	1,973,954	Euros	1,216,058
Total	US Dollars	2,313,889	2,042,990	Euros	1,258,555

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2021, the Group has redeemed in advance an amount of Euros 74,246 thousand from Tranche B in Euros and Euros 124,798 thousand from Tranche B in US Dollars, using part of the amount received from GIC (sovereign wealth fund in Singapore) in exchange of Biomat, USA Inc shares (see notes 2 and 15).

○	US Dollar 1,000 million senior revolving credit facility: On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025 and an applicable margin of 150 basis points (bp) pegged to US Libor. During fiscal year 2021, the Group has drawn down an amount of US Dollars 600 million, which has been repaid using the amount received from GIC (sovereign wealth fund in Singapore) in exchange for Biomat USA, Inc shares (see notes 2 and 15), and the amount of Euros 330 million that is still in the consolidated balance sheet at 31 December 2021.

The costs of refinancing the revolving credit facility in 2020 amounted to Euros 9.3 million

Both the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 70% of the consolidated EBITDA of the Group.

The Notes have been issued by Grifols S.A. and are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Talecris Plasma Resources, Inc.., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A.

(c)	Credit rating

In December 2021, Moody’s Investors Service confirmed the B1 corporate family rating (Ba3 in December 2020), Ba3 rating to the senior secured bank debt that was used to refinance the existing debt structure (Ba2 in December 2020). The outlook is stabilized as negative. The credit rating of the senior unsecured notes is B3 (B2 in December 2020).

In September 2021, Standard & Poor’s has confirmed its BB- rating on Grifols (BB in December 2020) and has assigned BB ratings to Grifols’ senior secured debt that was used to refinance the existing debt structure (BB+ in December 2020). The outlook for the rating is downgraded to negative (stable in December 2020). The credit rating of the senior unsecured notes is B+ (B+ in December 2020).

In September 2021, Fitch Ratings has confirmed its corporate global BB- rating on Grifols and has assigned BB+ ratings to Grifols’ senior secured debt and B+ rating to Grifols’ senior unsecured notes. The outlook for the rating is stable.

(d)	Other financial liabilities

At 31 December 2021 “Other financial liabilities” include interest-free loans extended by governmental institutions amounting to Euros 9,637 thousand (Euros 12,060 thousand at 31 December 2020). The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 390 thousand (Euros 499 thousand at 31 December 2020) (see note 19).

At 31 December 2021 “Other current financial liabilities” include mainly the amount payable relating to the Gigagen, Inc. acquisition amounting to Euros 39,075 thousand (see note 3).

At 31 December 2020 “Other current financial liabilities” included mainly the amount payable relating to the Alkahest, Inc. acquisition amounting to Euros 100,492 thousand (see note 3).

Details of the maturity of other financial liabilities are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2021	31/12/2020
Maturity at:
Up to one year	44,109	105,041
Two years	2,780	3,945
Three years	2,165	1,976
Four years	1,311	1,580
Five years	1,607	1,141
Over five years	1,026	1,630
	52,998	115,313

(e)	Changes in liabilities derived from financing activities

	Thousands of Euros
		Senior Secured	Finance lease	Other financial
	Bonds	debt & Other loans	liabilities	liabilities	Total
Carrying amount at 1 January 2019	1,102,978	5,165,765	12,885	95,217	6,376,845
New financing	1,778,218	(1,522,466)	--	12,249	268,001
Refunds	(100,215)	(145,261)	(73,785)	(8,152)	(327,413)
Interest accrued	37,095	171,535	34,558	1,166	244,354
Other movements (note 2)	(108,874)	24,121	761,682	--	676,929
Interest paid/received	(32,000)	(204,179)	--	--	(236,179)
Business combinations (note 3)	--	10,233	--	--	10,233
Foreign exchange differences	--	187,991	5,350	1,269	194,610
Balance at 31 December 2019	2,677,202	3,687,739	740,690	101,749	7,207,380
New financing	116,352	--	--	--	116,352
Refunds	(105,564)	(66,047)	(79,037)	(22,681)	(273,329)
Interest accrued	81,880	124,840	35,084	2,073	243,877
Other movements	--	(10,468)	88,867	4,837	83,236
Interest paid/received	(60,355)	(95,433)	--	--	(155,788)
Business combinations (note 3)	--	--	--	34,778	34,778
Foreign exchange differences	--	(172,246)	(52,105)	(5,443)	(229,794)
Balance at December 31, 2020	2,709,515	3,468,385	733,499	115,313	7,026,712
New financing	2,126,979	329,555	--	--	2,456,534
Refunds	(114,480)	(266,659)	(82,692)	(3,507)	(467,338)
Interest accrued	100,948	130,327	35,786	2,165	269,226
Other movements	(33,920)	5,445	135,697	729	107,951
Interest paid/received	(64,031)	(91,089)	--	--	(155,120)
Business combinations (note 3)	--	--	--	(64,749)	(64,749)
Foreign exchange differences	18,523	131,084	51,434	3,047	204,088
Balance at 31 December 2021	4,743,534	3,707,048	873,724	52,998	9,377,304

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(22)	Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Suppliers	628,992	601,618
VAT payable	13,011	11,694
Taxation authorities, withholdings payable	7,267	6,829
Social security payable	39,191	32,640
Other public entities	92,365	89,926
Other payables	151,834	141,089
Current income tax liabilities	4,516	3,482
	785,342	746,189

Suppliers

Details of balances with related parties are shown in note 31.

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

In accordance with the second final provision of Law 31/2014 that amends Law 15/2010 of 5 July, for fiscal years 2021 and 2020 information concerning the average payment period to suppliers is included.

	Days
	31/12/2021	31/12/2020
Average payment period to suppliers	65.69	71.56
Paid invoices ratio	69.4	72.5
Outstanding invoices ratio	42.3	65.7

	Thousands of Euros
	31/12/2021	31/12/2020
Total invoices paid	669,899	635,214
Total outstanding invoices	104,772	96,121

(23)	Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Salaries payable	175,710	121,972
Other payables	23	1,046
Deferred income	32,970	22,934
Advances received	10,569	7,210
Other current liabilities	219,272	153,162

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At December 31, 2021 and December 31, 2020, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(24)	Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2021, 2020 and 2019 by segment is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Bioscience	3,814,983	4,242,502	3,993,462
Diagnostic	779,108	775,889	733,604
Hospital	141,190	118,675	134,441
Bio supplies	225,765	224,090	266,540
Others	39,620	31,989	22,820
Intersegments	(67,548)	(53,107)	(52,176)
	4,933,118	5,340,038	5,098,691

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
USA and Canada	3,154,549	3,599,746	3,390,811
Spain	362,407	339,169	268,287
European Union	544,042	495,323	588,375
Rest of the world	872,120	905,800	851,218
Consolidated	4,933,118	5,340,038	5,098,691

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Gross sales	6,234,277	6,806,005	6,429,762

Chargebacks	(1,101,896)	(1,247,153)	(1,119,540)
Cash discounts	(60,019)	(68,912)	(70,340)
Volume rebates	(49,043)	(57,858)	(56,426)
Medicare and Medicaid	(53,440)	(61,089)	(50,442)
Other discounts	(36,761)	(30,955)	(34,323)
Net sales	4,933,118	5,340,038	5,098,691

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions in gross income during 2019 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2018	75,175	6,441	24,797	22,941	8,837	138,191
Current estimate related to sales made in current and prior year	1,119,540	70,340	56,426	50,442	34,323	1,331,071	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,104,493)	(64,523)	(28,014)	(34,486)	(22,490)	(1,254,006)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	275	(6,385)	(25,050)	(20,375)	(5,652)	(57,187)	(3)
Translation differences	(9)	24	546	389	53	1,003

Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,071	159,072

Movement in discounts and other reductions to gross income during 2020 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2019	90,488	5,897	28,705	18,911	15,071	159,072
Current estimate related to sales made in current and prior year	1,247,153	68,912	57,858	61,089	30,955	1,465,966	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,033,053)	(61,387)	(27,798)	(34,564)	(30,509)	(1,187,311)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(97,504)	(6,030)	(26,481)	(14,526)	(3,615)	(148,156)	(3)
Translation differences	(16,215)	(597)	(2,614)	(2,459)	(139)	(22,023)

Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross income during 2021 was as follows:

	Thousands of Euros
		Cash	Volume	Medicare /	Other
	Chargebacks	discounts	rebates	Medicaid	discounts	Total
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548
Current estimate related to sales made in current and prior year	1,101,896	60,019	49,043	53,440	36,761	1,301,159	(1)
(Actual returns or credits in current period related to sales made in current period)	(1,080,304)	(54,554)	(29,617)	(42,890)	(27,036)	(1,234,401)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	(65,681)	(6,964)	(29,304)	(15,422)	(11,057)	(128,428)	(3)
Translation differences	13,066	405	1,454	2,035	154	17,114

Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992

(1) Net impact in income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

(25)	Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Cost of sales	999,347	1,058,132	988,689
Research and development	138,629	110,682	106,472
Selling, general & administration expenses	401,390	383,851	382,472
	1,539,366	1,552,665	1,477,633

Details by nature are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Wages and salaries	1,231,812	1,234,761	1,178,527
Contributions to pension plans (see note 29)	31,757	33,226	29,941
Other social charges	27,387	27,462	28,785
Social Security	248,410	257,216	240,380
	1,539,366	1,552,665	1,477,633

At 31 December 2021, as a result of the discontinuation of the Blood Collection Systems activity, the Group has recognized an amount of Euros 6.9 million of expense in the consolidated statement of profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The average headcount during 2021 and 2020, by department, was approximately as follows:

	Average headcount
	31/12/2021	31/12/2020
Manufacturing	17,006	17,697
R&D - technical area	1,083	1,050
Administration and others	1,615	1,550
General management	326	288
Marketing	201	205
Sales and Distribution	1,279	1,305
	21,510	22,095

The headcount of the Group employees and the Company’s directors at 31 December 2020, by gender, was as follows:

	31/12/2020
			Total number of
	Male	Female	employees
Directors	9	4	13
Manufacturing	7,169	11,880	19,049
Research&development - technical area	427	688	1,115
Administration and others	992	669	1,661
General management	145	156	301
Marketing	89	130	219
Sales and Distribution	691	619	1,310
	9,522	14,146	23,668

The headcount of the Group employees and the Company’s directors at 31 December 2021, by gender, is as follows:

	31/12/2021
			Total number of
	Male	Female	employees
Directors	8	4	12
Manufacturing	6,976	11,759	18,735
Research&development - technical area	427	661	1,088
Administration and others	954	655	1,609
General management	152	161	313
Marketing	81	122	203
Sales and Distribution	666	619	1,285
	9,264	13,981	23,245

(26)	Expenses by Nature

(a)	Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2021, 2020 and 2019 classified by functions are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Cost of sales	211,676	198,310	193,081
Research and development	55,311	32,814	22,471
Selling, general & administration expenses	92,780	90,409	86,903
	359,767	321,533	302,455

(b)	Other operating income and expenses

Other operating income and expenses incurred during 2021, 2020 and 2019 by function are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Cost of sales	535,058	500,415	467,705
Research and development	165,884	156,994	166,177
Selling, general & administration expenses	532,056	499,218	457,921
	1,232,998	1,156,627	1,091,803

Details by nature are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Changes in trade provisions	4,844	(14,059)	(19,811)
Professional services	258,371	265,539	244,355
Commissions	28,671	27,147	32,178
Supplies and auxiliary materials	197,893	187,370	170,021
Operating leases (note 9)	32,945	28,176	33,235
Freight	148,797	137,466	130,663
Repair and maintenance expenses	150,308	147,039	136,377
Advertising	71,280	55,073	59,063
Insurance	38,724	30,776	25,647
Royalties	48,446	40,634	10,674
Travel expenses	30,334	23,005	61,346
External services	74,858	71,240	64,099
R&D Expenses	106,873	101,410	103,053
Other	40,654	55,811	40,903
Other operating income & expenses	1,232,998	1,156,627	1,091,803

87

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(27)  Finance Result

Details are as follows:

	Thousands of Euros
	31/12/2020	31/12/2020	31/12/2019
Finance income	11,551	8,021	114,197

Finance costs from Senior Unsecured Notes	(104,944)	(85,182)	(41,920)
Finance costs from senior debt (note 21 (b))	(111,719)	(119,140)	(262,797)
Finance costs from sale of receivables (note 14)	(10,292)	(10,964)	(9,171)
Capitalized interest (note 10)	18,636	16,606	14,894
Finance lease expenses (note 9)	(35,786)	(35,205)	(34,558)
Other finance costs	(33,889)	(15,754)	(9,413)
Finance costs	(277,994)	(249,639)	(342,965)

Impairment and gains / (losses) on disposal of financial instruments	--	--	(37,666)
Change in fair value of financial instruments (note 11)	246	55,703	1,326
Exchange differences	(11,602)	8,246	(9,616)
Finance result	(277,799)	(177,669)	(274,724)

2019 finance income from senior debt includes income of Euros 97,850 thousand related to the refinancing effect (see note 21).

During 2021 the Group has capitalized interest at a rate of between 3.71% and 4.15% based on the financing received (between 3.72% and 4.70% % during 2020) (see note 4 (f)).

“Change in fair value of financial instruments” at 31 December 2020 includes the difference between the contractual right value recognized at 31 December 2019 and the quoted value of SRAAS at 30 March 2020 for an amount of Euros 56,526 thousand (see note 11).

At 31 December 2019, as part of the share exchange agreement with Shanghai RAAS Blood Products Co. Ltd., Grifols delivered 90 shares of its subsidiary Grifols Diagnostic Solutions, Inc. in exchange for a contractual right to receive equity instruments in an associate, which generated a profit related to the measurement of the contractual right amounting to Euros 1 million at 31 December 2019 (see note 11).

(28)  Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gripdan Invest, S.L., Araclon Biotech, Aigües Minerals de Vilajuiga, S.A. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc, Interstate Blood Bank, Inc. and Goetech, LLC.. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22% of taxable income, which may be reduced by certain deductions.

88

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2021, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

(a)   Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Profit before income tax from continuing operations	350,453	878,629	817,103

Tax at 25%	87,613	219,657	204,276
Permanent differences	2,503	(7,181)	6,104
Effect of different tax rates	(8,720)	(30,686)	(22,564)
Tax credits (deductions)	(14,998)	(14,980)	(12,702)
Prior year income tax expense	18,908	517	(3,722)
Other income tax expenses/(income)	(180)	2,312	(2,933)
Total income tax expense	85,126	169,639	168,459

Deferred tax	17,754	43,138	58,275
Current tax	67,372	126,501	110,184
Total income tax expense	85,126	169,639	168,459

The effect of the different tax rates is basically due to a change of country mix in profits

89

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)   Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/2021	31/12/2020	31/12/2019
Assets
Provisions	8,387	3,942	6,228
Inventories	47,908	59,129	51,838
Tax credits (deductions)	26,425	57,896	61,476
Tax loss carryforwards	51,750	53,063	36,066
Other	19,993	11,004	6,531
Subtotal, assets	154,463	185,034	162,139
Goodwill	(2,106)	(30,040)	(27,721)
Fixed assets, amortisation and depreciation	3,151	(3,011)	(2,821)
Intangible assets	(3,001)	(2,062)	(8,573)
Subtotal, net liabilities	(1,956)	(35,113)	(39,115)
Deferred assets, net	152,507	149,921	123,024

Liabilities
Goodwill	(272,596)	(215,907)	(194,964)
Intangible assets	(288,819)	(270,145)	(214,993)
Fixed assets	(86,899)	(78,325)	(88,498)
Debt cancellation costs	(61,543)	(66,720)	(65,967)
Subtotal, liabilities	(709,857)	(631,097)	(564,422)

Tax loss carryforwards	2,160	12,024	24,734
Inventories	5,532	1,673	2,408
Provisions	37,671	36,663	39,366
Other	30,510	23,924	34,087
Subtotal, net assets	75,873	74,284	100,595
Net deferred Liabilities	(633,984)	(556,813)	(463,827)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
Deferred tax assets and liabilities	31/12/2021	31/12/2020	31/12/2019
Balance at 1 January	(406,892)	(340,803)	(291,859)
Movements during the year	(17,754)	(43,138)	(58,275)
Business combination (note 3)	(16,400)	(47,988)	--
Translation differences	(40,431)	25,037	9,331
Balance at 31 December	(481,477)	(406,892)	(340,803)

90

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Detail of assets and liabilities by jurisdiction at 31 December 2021 are as follows:

	USA	Spain	Other	Total
	31/12/2021	31/12/2021	31/12/2021	31/12/2021
Net deferred tax	(578,061)	(17,963)	36,372	(559,652)
Tax credit rigths	--	26,425	--	26,425
Tax loss carryforwards	15,236	4,808	31,706	51,750
	(562,825)	13,270	68,078	(481,477)

Detail of assets and liabilities by jurisdiction at 31 December 2020 are as follows:

	USA	Spain	Other	Total
	31/12/2020	31/12/2020	31/12/2020	31/12/2020
Net deferred tax	(466,961)	(36,298)	(26,616)	(529,875)
Tax credit rigths	--	57,861	35	57,896
Tax loss carryforwards	21,277	4,928	38,882	65,087
	(445,684)	26,491	12,301	(406,892)

Detail of assets and liabilities by jurisdiction at 31 December 2019 are as follows:

	USA	Spain	Other	Total
	31/12/2019	31/12/2019	31/12/2019	31/12/2019
Net deferred tax	(392,040)	(35,117)	(35,921)	(463,078)
Tax credit rigths	54,340	5,162	1,297	60,799
Tax loss carryforwards	--	61,476	--	61,476
	(337,700)	31,521	(34,624)	(340,803)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in 2021, 2020 and 2019 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 57,183 thousand at 31 December 2021 (Euros 89,750 thousand at 31 December 2020).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in five years.

Tax loss carryforwards pending to be offset derived from the US companies are available for 20 years from their date of origin whilst tax losses carryforwards pending to be offset from Spanish companies registered in the Basque Country are available for 15 years and there is no maturity date for other remaining Spanish companies. The Group estimates that of the total amount of tax credits for tax losses recognized in the balance sheet at 31 December 2021 for an amount of Euros 53,910 thousand, approximately Euros 48.453 thousand will be recovered in a period of less than 5 years.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 123,407 thousand (Euros 93,585 thousand at 31 December 2020). The

91

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to Euros 52,119 thousand as of 31 December 2021 (Euros 51,537 thousand as of 31 December 2020).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c)   Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

•	Certain companies of the Group domiciled in Spain have been subject to an inspection by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016.

As a result of said procedure, the State Tax Administration Agency has issued assessments containing the results of the inspection, where it is indicated that the treatment of certain transactions and computations mainly related to Transfer Pricing should be adjusted, taking into consideration different interpretations related to the allocation of taxable bases between different jurisdictions. With respect to Corporate Income Tax, the deductibility of certain expenses for the computation of the tax payable has been questioned. These assessments have been signed in conformity by the Group on 8 November 2021. It should be noted that no penalties have been imposed on any of the Group companies for any of the taxes subject to verification.

The results of the inspection did not have a significant impact on the Group’s consolidated annual accounts, and the differences determined by the State Tax Administration Agency have been recorded as part of the current tax included under the heading “Current tax liabilities” in the Consolidated Balance Sheet as of 31 December 2021.

If the result of the procedure is considered to be replicable to years not reviewed and open to inspection, the Group has estimated that it is not necessary to record provisions in the consolidated annual accounts mainly because the number of transactions that gave rise to the aforementioned assessments has significantly decreased since the years in which they were inspected.

Likewise, having adjusted the allocation of taxable income in accordance with the aforementioned assessments for the purposes of their consideration for the determination of Transfer Pricing, the Group now has a legal right to recover certain amounts from the corresponding Administration, in accordance with the provisions of the European Convention on International Commercial Arbitration with respect to international double taxation. The minimum amount to be recovered, upon which its realization is virtually certain, has been recorded as a non-current receivable included in the caption “other payable” as of 31 December 2021.

•	Grifols Shared Services North America, Inc. and subsidiaries: In 2020 notification of an inspection was received relating to the State Income Tax for the fiscal years 2017 and 2018.

Group management does not expect any significant liability to derive from these inspections.

Based on its experience of the different tax inspections in the different jurisdictions in which Grifols operates, the Group considers it unlikely that there will be a scenario of discrepancy with the taxation authorities that will require significant adjustments to be made to the tax result or to the asset and/or liability balances relating to corporate income tax.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(29)   Other Commitments with Third Parties and Other Contingent Liabilities

(a)   Guarantees

The Group has no significant guarantees extended to third parties.

(b)   Guarantees committed with third parties

The Group has no significant guarantees extended to third parties, except for those described in note 21.

(c)   Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2021 has amounted to Euros 948 thousand (Euros 896 thousand for 2020).

In successive years this contribution will be defined through labor negotiations.

In the event that control is taken of the Company, the Group has agreements with 50 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary.

The Group has contracts with five executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances.

Restricted Share Unit Retention Plan

For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee’s choice of RSUs.

Grifols Class B Shares and Grifols ADS are valued at grant date.

These RSU’s will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he/she will not be entitled to the additional RSU’s.

At 31 December 2021, the Group has settled the RSU plan of 2018 for an amount of Euros 7,782 thousand (Euros 7,552 thousand at 31 December 2020 corresponding to the RSU plan of 2017).

This commitment is treated as equity instrument and the amount totals Euros 9,838 thousand at 31 December 2021 (Euros 13,880 thousand at 31 December 2020).

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 31,8 million in 2021 (US Dollars 32.2 million in 2020).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

(d)   Purchase commitments

Details of the Group’s raw material purchase commitments at 31 December 2021 are as follows:

Thousands of Euros
2022	90,413
2023	78,909
2024	72,103
2025	1,116
2026	651
More than 5 years	--

(e)   Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•	ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS, INC. adv. SIEMENS HEALTHCARE DIAGNOSTICS, INC.

Served: 20 November 2018

Contract Dispute

Ortho-Clinical Diagnostics, Inc. (“Ortho”) and Grifols Diagnostic Solutions, Inc. (“GDS”) dispute with Siemens Healthcare Diagnostics, Inc. (“Siemens”) regarding HCV assay sales and commissions under the Sales Agency and Supply Agreement. Trial concluded 18 March 2021.

NEXT ACTION: Tribunal issued its decision on 27 August 2021.

AWARD: Ortho and Grifols were awarded approximately US Dollars17 million (which amount includes interest) plus additional interest for the period 21 March 2020 through the date of payment.

CLOSED MATTER: Award was paid by Siemens and file has been closed.

•	ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.

Served: 8 October 2019

US District Court, Northern District of Illinois

Patent Infringement, Civil Action No. 1:19-cv-6587

Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. On 16 March 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbott. The arbitration hearing was 15-16 June 2020. Grifols/Ortho were awarded US Dollars4 Million.

NEXT ACTION: The court litigation is continuing with regard to post termination infringement of Grifols’ patents. Abbot’s Motion to Dismiss was denied 1 December 2020. Deposition of key witnesses for Grifols have been taken and discovery is continuing.

Fact discovery concluded 25 October 2021. Markman Hearing scheduled for February 2022.

Invalidity contentions filed by Abbott and responded to by Grifols/Novartis on 13 September 2021. Initial claim constructions exchanged on 27 September 2021.

•	SIEMENS HEALTHCARE DIAGNOSTICS, INC. adv. ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS INC.

Served: 10 November 2020

Contract Dispute

Siemens initiated dispute resolution against Ortho and GDS under the Supply Agreement alleging overpayments after an audit by Siemens.

NEXT ACTION: Fact discovery concluded. Arbitration hearing scheduled for February 2022.

POTENTIAL OUTCOME: Based on current financial calculations, it is probable that there may be a finding for Grifols to pay Siemens under the supply agreement, up to US Dollars 12 million (best estimate).

•	RAMIREZ-VIVAR, ALFONSO v. GRIFOLS DIAGNOSTIC SOLUTIONS, INC.

Served: 11 March 2021

Superior Court, CA County of Alameda

Case No.: RG21089519

Wage & Hour Class Action

Plaintiff claiming violation of CA wage & hour statutes.

NEXT STEP: Plaintiff’s deposition taken on 28 June 2021. Parties have commenced written discovery, taking depositions, and sending out a Belaire-West notice to proposed class members. Class certification motion is 2 May 2022.

CLASS POTENTIAL: Approx. 300 CA GDS employees for payroll/wage & hour violations per pay period for 4 years

•	VAUGHAN, BRIAN, DARNELL, JASON v. BIOMAT USA, INC., TALECRIS PLASMA RESOURCES, INC., INTERSTATE BLOOK BANK, INC.

Served: 22 June 2020

Circuit Court of Cook County

Case No. 2020CH04519

Illinois Biometric Information Protection Act

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Former donor and employee alleging violation of IL Biometric Information Protection Act in potential class action.

NEXT ACTION: Motion to Dismiss and all responsive pleadings have been filed as of 17 December 2021. Await court ruling. Plaintiff has been pushing discovery even with MTD pending. Negotiating discovery parameters. If proposed discovery is limited, we will request a protective order. If it is not, a motion for stay of discovery will be initiated.

CLASS POTENTIAL: Approx. 54,000 Biomat donors for Illinois Biomat Centers over 4 years x $1,000 BIPA penalty for negligent violation. This estimate is from 2020 and current numbers are being run. Interstate Blood Bank, Inc. was also added to the suit and potential donor numbers are being run. At this time, there is insufficient information to determine that there is any probability of liability on Grifols. In fact, based upon current information, Grifols believes that it has fully complied with all applicable laws.

•	CERUS CORPORATION v. LABORATORIOS GRIFOLS, S.A.

Cerus Corporation (“Cerus”) and Laboratorios Grifols, S.A. (“Grifols”) entered into a Manufacturing and Supply Agreement executed in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the “Agreement”). As a result of Grifols’ decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols is unable to comply with the Agreement.

In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols’ blood bags production facility until the arbitration proceedings is finalized.

NEXT ACTION: The parties have agreed that the arbitration will be conducted by a 3 person tribunal. Cerus has appointed its arbitrator and Grifols is currently selecting one. The appointed arbitrators will then appoint the third arbitrator. In parallel, the hearing on the injunctive measures is set for March 2022. . At this time and based upon the current state of negotiations, the most likely resolution of the conflict is that the companies reach an amicable solution out-of-court and without a compensation payment on Grifols’ side.

•	THE STATE CO. FOR MARKETING DRUGS AND MEDICAL APPLIANCES IN IRAQ (KIMADIA) v. LABORATORIOS GRIFOLS, S.A.

The State Co. for Marketing Drugs and Medical Appliances in Iraq (“KIMADIA”) awarded a tender for the supply of blood bags to Laboratorios Grifols, S.A. (“Grifols”). Grifols, through Hali/Tiba (its agent in Iraq), informed KIMADIA on Grifols’ inability to supply the blood bags pursuant to the tender awarded, due to its decision to discontinue the manufacturing, sale and support of its blood bag product business.

The tender documents set forth a list of penalties and compensations in case the awardee is unable to supply the products to KIMADIA. Further, Hali/Tiba also claims Grifols a compensation for the services performed in relation to the tender.

NEXT ACTION: Grifols is going to initiate discussions with KIMADIA, with the assistance of Hali/Tiba, to agree on a possible compensation to be paid to KIMADIA, so as to avoid any possible judicial proceedings.

(30)   Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					Thousand of Euros
					31/12/2021
			Carrying amount						Fair Value
	Financial		Financial		Financial
	assets at	Financial	assets		liabilities at	Other
	amortised	assets at	at FV to		amortised	financial
	costs	FVTPL	OCI	Hedges	costs	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	7	2,031	--	--	--	2,038	7	--	2,031	2,038
Derivative instruments	--	--	--	5,306	--	--	5,306	--	5,306	--	5,306
Trade receivables	--	--	216,433	--	--	--	216,433	--	216,433	--	216,433
Financial assets measured at fair value	--	7	218,464	5,306	--	--	223,777
Non-current financial assets	358,161	--	--	--	--	--	358,161
Other current financial assets	2,026,469	--	--	--	--	--	2,026,469
Trade and other receivables	270,827	--	--	--	--	--	270,827
Cash and cash equivalents	655,493	--	--	--	--	--	655,493
Financial assets not measured at fair value	3,310,950	--	--	--	--	--	3,310,950
Derivatives instruments	--	(875)	--	--	--	--	(875)	--	(875)	--	(875)
Financial liabilities measured at fair value	--	(875)	--	--	--	--	(875)
Senior Unsecured & Secured Notes	--	--	--	--	(4,626,919)	--	(4,626,919)	(2,674,866)	--	--	(2,674,866)
Promissory Notes	--	--	--	--	(116,610)	--	(116,610)
Senior secured debt	--	--	--	--	(3,061,078)	--	(3,061,078)	--	(3,262,901)	--	(3,262,901)
Other bank loans	--	--	--	--	(645,975)	--	(645,975)
Lease liabilities	--	--	--	--	(873,724)	--	(873,724)
Other financial liabilities	--	--	--	--	(52,123)	--	(52,123)
Other non-current debts	--	--	--	--	--	(333)	(333)
Trade and other payables	--	--	--	--	(780,826)	--	(780,826)
Other current liabilities	--	--	--	--	--	(219,272)	(219,272)
Financial liabilities not measured at fair value	--	--	--	--	(10,157,255)	(219,605)	(10,376,860)
	3,310,950	(868)	218,464	5,306	(10,157,255)	(219,605)	(6,843,008)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					Thousands of Euros
					31/12/2021
			Carrying amount					Fair Value
	Financial		Financial		Financial
	assets at	Financial	assets		liabilities at	Other
	amortised	assets at	at FV to		amortised	financial
	costs	FVTPL	OCI	Hedges	costs	liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	7	2,031	--	--	--	2,038	7	--	2,031	2,038
Derivative instruments	--	--	--	5,306	--	--	5,306	--	5,306	--	5,306
Trade receivables	--	--	216,433	--	--	--	216,433	--	216,433	--	216,433
Financial assets measured at fair value	--	7	218,464	5,306	--	--	223,777
Non-current financial assets	358,161	--	--	--	--	--	358,161
Other current financial assets	2,026,469	--	--	--	--	--	2,026,469
Trade and other receivables	270,827	--	--	--	--	--	270,827
Cash and cash equivalents	655,493	--	--	--	--	--	655,493
Financial assets not measured at fair value	3,310,950	--	--	--	--	--	3,310,950
Derivatives instruments	--	(875)	--	--	--	--	(875)	--	(875)	--	(875)
Financial liabilities measured at fair value	--	(875)	--	--	--	--	(875)
Senior Unsecured & Secured Notes	--	--	--	--	(4,626,919)	--	(4,626,919)	(4,697,328)	--	--	(4,697,328)
Promissory Notes	--	--	--	--	(116,610)	--	(116,610)
Senior secured debt	--	--	--	--	(3,061,078)	--	(3,061,078)	--	(3,262,901)	--	(3,262,901)
Other bank loans	--	--	--	--	(645,975)	--	(645,975)
Lease liabilities	--	--	--	--	(873,724)	--	(873,724)
Other financial liabilities	--	--	--	--	(52,123)	--	(52,123)
Other non-current debts	--	--	--	--	--	(333)	(333)
Trade and other payables	--	--	--	--	(780,826)	--	(780,826)
Other current liabilities	--	--	--	--	--	(219,272)	(219,272)
Financial liabilities not measured at fair value	--	--	--	--	(10,157,255)	(219,605)	(10,376,860)
	3,310,950	(868)	218,464	5,306	(10,157,255)	(219,605)	(6,843,008)

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial derivatives

At 31 December 2021 the Group has recognized the following derivatives:

				Thousands of Euros
		Notional	Notional
		amount at	amount at	Value at	Value at
Financial derivatives	Currency	31/12/2021	31/12/2020	31/12/21	31/12/20	Maturity
Cross currency interest rate swap	US Dollar	500,000,000	--	5,306	--	15/10/2024
Foreign exchange rate forward	Canadian dollar	51,000,000	--	(875)	--	25/01/2022
Total				4,431	--

Total Assets (notes 2 and 11)				5,306	--
Total Liabilities (notes 21 and 30)				(875)	--

(a)	Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swap of US Dollars 500 million to hedge part of the Euro equivalent value of the new US Dollar unsecured notes issue. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

-	The Group receives a loan of Euros 431.6 million at a nominal interest rate of 3.78%
-	The Group gives a loan of US Dollars 500 million at a nominal interest rate of 4.75%

The derivative complies with the criteria required for hedge accounting. See further details in notes 4 (l) and 16 (g).

(b)	Derivative financial instruments at fair value through profit and loss

The Group has subscribed a foreign exchange forward dated trade to partially hedge the US dollar equivalent value of a Canadian dollar intercompany loan. Since the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to “Change in fair value of financial instruments” in the consolidated statement of profit and loss . At 31 December 2021, the Group has recognized a net finance cost of Euros 280 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Credit risk

(a)	Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2021 and 2020 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/2021	31/12/2020
Non-current financial assets	12	362,267	198,157
Other current financial assets	12	2,029,707	11,118
Trade receivables	14	432,197	383,233
Other receivables	14	17,224	24,377
Cash and cash equivalents	15	655,493	579,647
		3,496,888	1,196,532

The maximum level of exposure to risk associated with receivables at 31 December 2021 and 2020, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/2021	31/12/2020
Spain	62,108	62,358
EU countries	40,897	84,962
United States of America	108,685	157,395
Other European countries	25,163	10,525
Other regions	212,568	92,370
	449,421	407,610

(b)	Impairment losses

A breakdown of the trade and other receivables net of the impairment losses by ageing as of 31 December 2020 is as follows:

	Thousands of Euros
				Total net trade
		Total gross carrying		receivable third
	ECL Rate	amount	Provision	party
Not matured	0.19%	283,612	(515)	283,097
Past due 0-30 days	0.19%	34,282	(54)	34,228
Past due 31-60 days	0.62%	9,157	(57)	9,100
Past due 61-90 days	2.03%	6,155	(125)	6,030
Past due 91-180 days	3.01%	16,546	(211)	16,335
Past due 181-365 days	8.52%	34,768	(325)	34,443
More than one year	100.00%	4,861	(4,861)	--
				--
Customers with objective evidence of impairment		16,837	(16,837)	--
		406,218	(22,985)	383,233

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

A breakdown of the trade and other receivables net of the impairment losses by seniority at 31 December 2021 is as follows:

	Thousands of Euros
				Total net trade
		Total gross carrying		receivable third
	ECL Rate	amount	Provision	party
Not matured	0.19%	362,599	(445)	362,154
Past due 0-30 days	0.19%	32,623	(51)	32,572
Past due 31-60 days	0.62%	14,144	(79)	14,065
Past due 61-90 days	2.03%	6,556	(133)	6,423
Past due 91-180 days	3.01%	11,000	(311)	10,689
Past due 181-365 days	8.52%	6,543	(249)	6,294
More than one year	100.00%	3,911	(3,911)	--
				--
Customers with objective evidence of impairment		18,830	(18,830)	--
		456,206	(24,009)	432,197

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros
	31/12/2021	31/12/2020	31/12/2019
Opening balance	22,985	22,291	20,531
Net charges for the year	6,471	2,436	4,971
Net cancellations for the year	(6,269)	(124)	(3,142)
Transfers	--	(29)	(19)
Translation differences	822	(1,589)	(50)
Closing balance	24,009	22,985	22,291

An analysis of the concentration of credit risk is provided in note 5 (a).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months or	6 - 12			More than
Carrying amount	Note	31/12/21	flows	less	months	1-2 years	2- 5 years	5 years
Financial liabilities
Bank loans	21	3,707,053	4,309,621	476,397	78,524	102,070	3,641,777	10,853
Other financial liabilities	21	52,123	52,124	41,934	1,300	2,780	5,899	211
Bonds and other
marketable securities	21	4,743,529	5,663,320	2,215,138	170,572	48,538	3,145,255	83,817
Lease liabilities	21	873,724	873,723	24,640	23,927	47,595	184,032	593,529
Payable to suppliers	22	628,992	628,992	622,091	6,901	--	--	--
Other current liabilities	23	43,562	43,562	42,387	1,175	--	--	--
Financial derivatives		875	875	875	--	--	--	--

Total		10,049,858	11,572,217	3,423,462	282,399	200,983	6,976,963	688,410

		Thousands of Euros
		Carrying
		amount at	Contractual	6 months or	6 - 12			More than
Carrying amount	Note	31/12/20	flows	less	months	1-2 years	2- 5 years	5 years
Financial liabilities
Bank loans	21	3,464,799	4,176,075	190,659	89,704	134,789	502,605	3,258,318
Other financial liabilities	21	115,313	115,314	103,397	1,645	3,372	5,515	1,385
Bonds and other marketable
securities	21	2,713,101	3,119,194	144,756	32,016	64,031	2,091,066	787,325
Lease liabilities	21	733,499	733,499	21,896	20,746	40,961	158,032	491,864
Payable to suppliers	22	601,618	601,618	601,585	33	--	--	--
Other current liabilities	23	31,190	31,190	30,369	821	--	--	--

Total		7,659,520	8,776,890	1,092,662	144,965	243,153	2,757,218	4,538,892

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Currency risk

The Group’s exposure to currency risk is as follows:

	Thousands of Euros
	31/12/2021
	Euros (*)	Dollars (**)
Trade receivables	2,023	14,800
Receivables from Group companies	141,285	7,101
Loans to Group companies	464,789	21
Cash and cash equivalents	25,766	82
Trade payables	(27,098)	(23,349)
Payables to Group companies	(62,930)	(6,480)
Loans from Group companies	(11,495)	(3)
Bank loans	(372,500)	--
Balance sheet exposure	159,840	(7,828)

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

	Thousands of Euros
	31/12/2020
	Euros (*)	Dollars (**)
Trade receivables	1,468	19,938
Receivables from Group companies	112,442	6,140
Loans to Group companies	221,135	55
Cash and cash equivalents	35,034	416
Trade payables	(46,318)	(10,822)
Payables to Group companies	(61,421)	(72,693)
Loans from Group companies	(18,391)	(1,726)
Bank loans	(53,125)	--
Balance sheet exposure	190,824	(58,692)

(*) Balances in Euros in subsidiaries with US Dollars functional currency

(**) Balances in US Dollars in subsidiaries with Euros functional currency

The most significant exchange rates applied at 2021 and 2020 year ends are as follows:

	Closing exchange rate
Euros	31/12/2021	31/12/2020
US Dollars	1.1326	1.2234

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2021, equity would have increased by Euros 895,279 thousand (Euros 750,646 thousand at 31 December 2020) and profit due to foreign exchange differences would have increased by Euros 15,201 thousand (would have increased by Euros 13,213 thousand at 31 December 2020). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

A 10% weakening of the US Dollar against the Euro at 31 December 2021 and 2020 would have had the opposite effect for the amounts shown above, all other variables being held constant.

The Group applies hedge accounting to partially hedge its exposure to currency risk (see note 5).

Interest rate risk

(a)	Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Fixed-interest financial instruments
Financial liabilities	(4,878,087)	(2,887,500)
	(4,878,087)	(2,887,500)
Variable-interest financial instruments
Financial liabilities	(3,296,025)	(3,369,451)
	(3,296,025)	(3,369,451)
	(8,174,112)	(6,256,951)

(b)	Sensitivity analysis

If the interest rate had been 100 basis points higher at 31 December 2021, the interest expense would have increased by Euros 35,449 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

If the interest rate had been 100 basis points higher at 31 December 2020, the interest expense would have increased by Euros 36,153 thousand. As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount.

(31)	Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/2021	31/12/2020
Receivables from associates (note 14)	131,764	1,447
Trade payables associates	(3)	(133)
Loans to other related parties (note 12)	89,104	80,851
Other financial assets with other related parties	220,947	114,825
Debts with key management personnel	(6,644)	(5,934)
Payables to other related parties	(3,824)	(6,613)
	431,344	184,443

Payables are included in trade and other payables (see note 22).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a)	Group transactions with related parties

Group transactions with related parties during 2019 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company
Net sales	10,196	--	--	--
Purchases	(48,300)	--	--	--
Other service expenses	(25,638)	--	(5,586)	(220)
Remuneration	--	(16,795)	--	(5,517)
Payments for rights of use	--	--	(7,104)	--
Finance income	2,265	--	--	--
Finance cost	(158)	--	--	--
	(61,635)	(16,795)	(12,690)	(5,737)

Group transactions with related parties during 2020 were as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company
Net sales	10,522	--	--	--
Purchases	(459)	--	--	--
Other service expenses	(15,010)	--	(10,344)	--
Remuneration	--	(17,164)	--	(4,966)
Payments for rights of use	--	--	(5,137)	--
Purchase of property, plant
and equipment	--	--	(13,500)	--
Finance income	10,939	--	--	--
	5,992	(17,164)	(28,981)	(4,966)

Group transactions with related parties during 2021 are as follows:

	Thousands of Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the Company
Net sales	220,808	--	--	--
Purchases	(613)	--	--	--
Other service expenses	(2,709)	--	(3,963)	--
Remuneration	--	(15,136)	--	(4,417)
Payments for rights of use	--	--	(5,332)	--
Purchase of property, plant
and equipment	--	--	7,326	--
Finance income	2,638	--	--	--
	220,124	(15,136)	(1,969)	(4,417)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

“Other service expenses” include contributions to non-profit organizations totaling Euros 3,963 thousand in 2021 (Euros 10,344 thousand in 2020 and Euros 5,586 thousand in 2019).

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director received annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions. In the years 2014, 2015, 2017 and 2018 the contract was renewed and the amount of the fees corresponded to US Dollars 1 million per year. The contract expired on 31 March 2019 and during 2019 the fees amounted to US Dollars 250 thousand.

On 28 December 2018, the Group sold Biotest and Haema to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand (see note 3). For the payment of the mentioned amount of the sale, Scranton signed a loan contract dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. The compensation is 2%+EURIBOR and due on 28 December 2025.

Directors representing shareholders´ interests have received remuneration of Euros 965 thousand in 2021 (Euros 965 thousand in 2020).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29 (c)).

(b)	Conflicts of interest concerning the directors

The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act.

(32)	Environmental Issues

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2020 were as follows:

	Thousands of Euros
		Accumulated
Project	Cost	depreciation	Net value
Waste water treatment	10,646	(3,673)	6,973
Waste management	4,735	(2,098)	2,637
Reduction of electricity consumption	14,247	(6,181)	8,066
Reduction of water consumption	14,664	(5,164)	9,500
Energy	374	(23)	351
Other	7,798	(1,673)	6,125
	52,464	(18,812)	33,652

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2021 are as follows:

	Thousands of Euros
Project	Cost	Accumulated depreciation	Net value
Waste water treatment	10,338	(4,189)	6,149
Waste management	5,157	(2,348)	2,809
Reduction of electricity consumption	14,490	(7,124)	7,366
Reduction of water consumption	16,867	(6,011)	10,856
Energy	3,683	(178)	3,505
Other	7,896	(2,087)	5,809
	58,431	(21,937)	36,494

Expenses incurred by the Group for protection and improvement of the environment during 2021 totaled approximately Euros 20,642 thousand (Euros 20,495 thousand during 2020 and Euros 19,521 thousand during 2019).

The Group considers that the environmental risks are adequately controlled by the procedures currently in place.

The Group has not received environmental grants during 2021, 2020 and 2019.

(33)	Other Information

Audit fees:

KPMG Auditores, S.L. has invoiced the following fees for professional services during 2021 and 2020:

	Thousands of Euros
	31/12/2021	31/12/2020
Audit services	1,717	1,644
Audit-related services	1,025	572
	2,742	2,216

Amounts included in table above, include the total amount of fees related to services incurred during 2021 and 2020 without considering the invoice date.

Other assurance services in 2021 and 2020 include limited reviews of the interim financial statements, the audit of the consolidated financial statements under PCAOB, as well as conducting audits under AICPA and comfort letters in relation to debt issuances, provided by KPMG Auditores, S.L. to Grifols, S.A. and subsidiaries during the fiscal year ended at 31 December 2021.

Other entities affiliated to KPMG International have invoiced the Group for the following fees for professional services during 2021 and 2020:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/2021	31/12/2020
Audit services	2,734	3,044
Audit-related	1,033	706
Tax advisory fees	9	11
Other services	107	105
	3,883	3,866

Other audit firms have invoiced the Group for the following fees for professional services during 2021 and 2020:

	Thousands of Euros
	31/12/2021	31/12/2020
Audit services	88	58
	88	58

(34)	COVID-19 Impact

The impacts from COVID-19 pandemic are detailed in the consolidated Directors’ report included in these notes to the consolidated annual accounts.

(35)	Subsequent events

a)	Biotest, AG

In September 2021, Grifols announced its strategic investment in Biotest, a transaction that underscores the companies’ shared commitment to work together to globally increase the availability of plasma therapies for the benefit of patients around the world.

The investment in Biotest will significantly reinforce Grifols’ scientific and industrial capabilities, helping to increase the availability of plasma medicines and broaden its commercial footprint and R&D project portfolio. Following the opening of two new centers, Biotest now has 28 plasma donation centers in Europe.

On January 2022, the period for acceptance of the takeover bid for the Biotest AG shares has ended. Once finished, Grifols has over 96% of the voting rights and 69.7% of the share capital. The offer has also been accepted for 43.2% of the preferred shares (non-voting rights).

The put period of the tender offer for the remaining common shares (voting rights) ends on April 21, 2022.

This transaction is subject to various regulatory approvals and conditions. It is expected to close by the end of the first half of 2022.

b)	Endpoint Health

On February 2022 Grifols announced a collaboration with Endpoint Health, Inc., a precision-medicine therapeutics company dedicated to addressing urgent needs in immune-driven critical care, to develop an antithrombin (AT) therapy to treat disseminated intravascular coagulation (DIC) caused by severe sepsis or septic shock, a life-threatening response to infection.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As part of the agreement, Grifols will contribute its industry-leading expertise in plasma-protein therapies and be the exclusive supplier of AT, a plasma protein that treats patients with blood clotting issues.

In exchange for a US Dollar 10 million upfront investment, Grifols will become a 5% preferred shareholder at Endpoint Health on a fully diluted basis.

The collaboration with Endpoint Health, which will furnish its proprietary diagnostic test to identify septic patients mostly likely to respond to AT therapy, aims to expand Thrombate®’s indication. Upon FDA approval and according to market sourcing needs for AT at the time, the companies will invest up to US 125 million in a multiyear build-out of AT production at Grifols sites in Barcelona, Los Angeles and North Carolina.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

(Free translation from the original in Spanish In the event of discrepancy, the Spanish-language version prevails)

		Acquisition /			31/12/2021		31/12/2020		31/12/2019
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies
Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	---	100.000%	---	100.000%	---	100.000%
Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%
Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.) Merged with Grifols International in 2018	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	---	---	---	---	---	---
Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	98.600%	1.400%	98.600%	1.400%	98.600%	1.400%
Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%
Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950%	0.050%	99.950%	0.050%	99.950%	0.050%
Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	--	76.220%	--	100.000%	--	100.000%
Grifols Biologicals LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	---	100.000%	---	100.000%	---	100.000%
Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	---	100.000%	---	100.000%	---
Medion Grifols Diagnostic AG	Bonnstrasse, 93186 Dügingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	---	100.000%	---	100.000%	---	100.000%
Grifols Therapeutics LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	---	100.000%	---	100.000%	---	100.000%
Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procurement of human plasma.	---	76.220%	---	100.000%	---	100.000%
Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle, Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000%	---	100.000%	---	100.000%	---
Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	91.880%	8.120%	91.880%	8.120%	91.880%	8.120%
Asociacidn I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	---	---	---	---	---	---
Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	---	55.000%	---	55.000%	---	55.000%
Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	---	100.000%	---	100.000%	---	100.000%
Grifols Asia Pacific Pte, Ltd	501 Orchard Road n°20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	---	100.000%	---	100.000%	----
Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Acquisition /			31/12/2021		31/12/2020		31/12/2019
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies
Grifols Portugal Productos Farmaceuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%	0.010%	99.990%
Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000%	---	99.000%	---	99.000%	---
Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	---	100.000%	---	100.000%	---	100.000%
Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010%	4.990%	95.010%	4.990%	95.010%	4.990%
Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	---	100.000%	---	100.000%	---
Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	---	48.000%	---	48.000%	---	48.000%
Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	---	49.000%	---	30.000%	---	30.000%
Grifols International, S.A.	Poligono Levante Calle Can Guasch, s/n 08150 Parets del Valles (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries.	99.998%	0.002%	99.998%	0.002%	99.998%	0.002%
Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	---	100.000%	---	100.000%	---
Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	---	100.000%	---	100.000%	---
Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory	100.000%	0.000%	100.000%	0.000%	100.000%	0.000%
Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d’Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	---	100.000%	---	100.000%	---
Logistica Grifols, S.A. de C.V.	Calle Eugenio Cuzin, n° 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Grifols Mexico, S.A. de C.V.	Calle Eugenio Cuzin, n° 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99.980%	0.020%	99.980%	0.020%	99.980%	0.020%
Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	---	---	---	---	---	---
Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	---	100.000%	---	100.000%	---
Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Grifols Deutschland GmbH	Lyoner Strasse 15, D- 60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of surgical and medical equipment and instruments.	100.000%	---	100.000%	---	100.000%	---

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Registered	Incorporation			% sha	res	% sha	res	% share	s
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies
Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	---	100.000%	---	100.000%	---	100.000%
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 2O0O4O China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000%	---	100.000%	---	100.000%	---
Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	---	---	100.000%	---	100.000%	---
Grifols (H.K.), Limited	Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	---	100.000%	---	100.000%	---	100.000%
Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000%	---	100.000%	---	100.000%	---
Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level 15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,lhane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984%	0.016%	99.984%	0.016%	99.984%	0.016%
Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000%	---	100.000%	---	100.000%	---
Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%	99.900%	0.100%
Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance ot Group companies insurance policies.	---	100.000%	---	100.000%	---	100.000%
Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000%	---	100.000%	---	100.000%	---
Gripdan Invest, S.L	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Rental of industrial buildings	100.000%	---	100.000%	---	100.000%	---
Gri-Cel, S.A. (merged with Instituto Grifols, S.A. in 2019)	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	---	---	---	---	---	---
Araclon Biotech, S.L.	Paseo de Sagasta, 17 2° izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	---	75.850%	---	75.100%	---	75.100%
VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.
Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	---	100.000%	---	100.000%	---	100.000%
PBS Acquisition Corp. (merged with IBBI in 2019)	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	---	---	---	---	---	---
Kiro Grifols S.L (formerly Kiro Robotics S.L)	Polígono Bainuetxe, 5, 2° planta, Aretxabaleta, Guipuzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	90.000%	---	90.000%	---	90.000%	---
Chiquito Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).	---	100.000%	---	100.000%	---	100.000%
Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona	2017	# Industrial	Collection and use of mineral-medicinal waters and obtainment of all necessary administrative concessions for the optimum and widest use of these.	99.990%	0.010%	99.990%	0.010%	99.990%	0.010%
Goetech LLC (D/B/A Medkeeper)	7600 Grandview Avenue, Suite 21 0, Arvada, CO 80002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	---	100.000%	---	100.000%	---	54.760%
Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	---	76.220%	---	100.000%	---	100.000%
Haema, AG	LandsteinerstraBe 1, 04103 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	---	---	---	---	---	---

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2021, 2020 and 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Acquisition /			31/12/21021		31/12/2020		31/12/2019
	Registered	Incorporation			% shares		% shares		% shares
Name	Office	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies

BPC Plasma, Inc (formerly Biotest Pharma Corp)	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - USA	2018	Industrial	Procurement of human plasma.	---	---	---	---	---	---

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	---	100.000%	---	42.450	---	---

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	---	50.000%	---	50.000%	---	---

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	---	50.000%	---	50.000%	---	---

Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc)	2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmceuticals and Medicines Industry	100.000%	---	---	100.000%	---	---

GCAM, Inc. (merged with Biomat USA)	1561 E Orangethorpe Ave #205, Fullerton, CA 92831 USA	2020	Industrial	To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware and engaging in any and all activities necessary or incidental to the foregoing.	---	---	---	100.000%	---	---

Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 Estados Unidos	2020	Services	To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	---	100.000%	---	100.000%	---	---

Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000%	---	100.000%	---	---	---

Grifols Middle East & Africa LLC	Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt	2021	Services	Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law.	99.990%	0.010%	---	---	---	---

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, United States	2021	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	---	100.000%	---	43.960%	---	43.960%

Grifols Pyrenees Research Center, S.L.	C/ Prat de la Creu, 68-76, Planta 3[a], Edifici Administrate del Comú d’Andorra la Vella Andorra	2021	Industrial	Constitution, development and management of operations of a research and development center in all areas of immnology, dedicated to find possible solutions for therapeutic applications.	---	80.000%	---	---	--	---

Grifols Bio North America LLC	251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States	2021	Industrial	To engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.	---	100.000%	---	---	---	---

Biomat Holdco, LLC.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	---	100.000%	---	---	---	---

Biomat Newco, Corp.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	---	87.100%	---	---	---	---

Grifols Escrow Issuer, S.A.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Valles, 08174, Barcelona Spain	2021	Services	Administration, management and control services for companies and businesses, as well as investment in property, as well as providing advisory services of any investee entities or group companies.	100.000%	---	---	---	---	---

Prometic Plasma Resources, Inc.	531 Boul. Des Prairies, Building 15 Laval, Quebec H7V 1B7 Canada	2021	Industrial	Procurement of human plasma.	100.000%	---	---	---	---	---

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2020, 2019 and 2018

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2021		31/12/2020		31/12/2019
					% shares		% shares		% shares
Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Equity-accounted investees and others

Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	---	35.130%	---	35.130%	---	35.130%

TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	---	---	---	---	---	---

Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	---	24.990%	---	24.990%	---	24.990%

Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	---	---	---	---	---	47.580%

Albajuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	---	49.000%	---	49.000%	---	49.000%

Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	---	---	---	---	---	---

Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	---	---	---	---	---	---

Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	---	---	---	---	---	---

Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific	---	19.330%	---	19.330%	---	19.330%

Access Biologicals, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for n-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	49.000%	---	49.000%	---	49.000%

Access Biologicals IC-DISC, Inc.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	49.000%	---	49.000%	---	49.000%

Access Cell Culture, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	49.000%	---	49.000%	---	49.000%

Access Manufacturing, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	---	---	---	---	---

Access Plasma, LLC.	995 Park Center Dr, Vista, CA 92081, USA	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	---	49.000%	---	49.000%	---	49.000%

GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, USA	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation	---	---	---	43.960%	---	43.960%

Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	---	---	---	---	---	50.000%

Medcom Advance, S.A	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	---	45.000%	---	45.000%	---	45.000%

Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.						50.000%

Shanghai RAAS Blood Products Co. Ltd.	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level.	26.200%	---	26.200%	---	---	---

Grifols Egypt for Plasma Derivatives (S.A.E.)	Tolip El Narges Hotel, Teseen Streett, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000%	---	---	---	---	---

This appendix is part of note 2 from the consolidated annual accounts.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Bioscience			Hospital			Diagnostic		Bio Supplies				Others			Intersegments	Consolidated
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Revenues from external customers	3,814,983	4,242,502	3,993,462	141,190	118,675	134,441	779,108	775,889	733,604	225,765	224,090	266,540	39,620	31,989	22,820	(67,548)	(53,107)	(52,176)	4,933,118	5,340,038	5,098,691
Total operating income	3,814,983	4,242,502	3,993,462	141,190	118,675	134,441	779,108	775,889	733,604	225,765	224,090	266,540	39,620	31,989	22,820	(67,548)	(53,107)	(52,176)	4,933,118	5,340,038	5,098,691

Profit/(Loss) for the segment	658,691	949,989	1,079,216	(7,735)	(12,504)	(8,674)	152,948	215,793	215,828	45,990	19,871	16,246	(58,602)	2,241	1,279	(10,896)	4,428	(3,094)	780,396	1,179,818	1,300,801

Unallocated expenses																			(185,332)	(183,686)	(169,436)

Operating profit/(loss)																			595,064	996,132	1,131,365

Finance result																			(277,799)	(177,669)	(274,724)

Share of profit/(loss) of equity-accounted investee	--	--	--	--	--	--	--	--	(19,794)	--	--	--	33,188	60,166	(19,744)	--	--	--	33,188	60,166	(39,538)
Income tax expense																			(85,126)	(169,639)	(168,459)
Profit for the year after tax																			265,327	708,990	648,644
Segment assets	9,467,378	7,975,667	8,416,922	269,487	257,360	274,250	3,513,991	3,371,125	3,676,011	47,446	251,551	226,814	557,884	383,981	77,501	(39,963)	(26,773)	(32,892)	13,816,223	12,212,911	12,638,606
Equity-accounted investments	31,847	--	10,368	--	--	--	--	--	--	53,264	46,782	49,922	1,914,665	1,822,238	54,183	--	--	--	1,999,776	1,869,020	114,473
Unallocated assets	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	3,417,836	1,192,845	2,789,532
Total assets																			19,233,835	15,274,776	15,542,611
Segment liabilities	1,521,634	1,222,664	1,371,352	38,654	32,179	53,441	397,869	372,461	351,799	27,596	120,787	126,289	160,441	121,334	35,581	--	--	--	2,146,194	1,869,425	1,938,462
Unallocated liabilities	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	8,940,606	6,685,296	6,758,381

Total liabilities																			11,086,800	8,554,721	8,696,843

Other information:
Allocated amortisation and depreciation	228,114	201,087	196,335	12,065	12,443	11,686	88,557	63,053	52,224	2,948	21,846	20,415	6,978	2,820	2,147	--	--	--	338,662	301,249	282,807

Unallocated amortisation and depreciation	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	21,105	20,284	19,648

Allocated expenses that do not require cash payments	26,051	38,955	43,524	3,349	529	(289)	4,446	(21,335)	(22,873)	73	3	393	--	(2,977)	--	--	--	--	33,919	15,175	20,755

Unallocated expenses that do not require cash payments	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	4,991	4,924	2,416

Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	349,890	289,062	868,103	12,616	11,548	62,298	19,991	34,516	103,911	13,836	10,915	65,448	15,981	1,150	1,768	--	--	--	412,314	347,191	1,101,528

Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	55,380	107,178	73,544

This appendix forms an integral part of note 6 to the consolidated annual accounts.

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APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Reporting by geographical area for the years ended 31 December 2021, 2020 and 2019

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Spain		Rest of European Union				USA + Canada		Rest of World				Consolidated
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Net Revenue	362,407	339,169	268,287	544,042	495,323	588,375	3,154,549	3,599,746	3,390,811	872,120	905,800	851,218	4,933,118	5,340,038	5,098,691
Assets by geographical area	1,092,435	1,117,647	2,764,054	5,393,407	2,927,198	3,425,874	10,525,140	9,138,360	9,059,674	2,222,853	2,091,571	293,009	19,233,835	15,274,776	15,542,611
Other information:
Additions for the year of property, plant & equipment, intangible assets and rights of use	71,022	93,787	183,891	91,388	92,873	181,736	295,526	253,442	787,586	9,758	14,267	21,859	467,694	454,369	1,175,072

This appendix forms an integral part of note 6 to the consolidated annual accounts.

2 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2021

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at		Business			Translation	Balance at
	31/12/2020	Additions	combinations	Transfers	Disposals	differences	31/12/2021
Development costs	701,390	34,671	24,027	--	(5,679)	47,197	801,606
Concessions, patents, licenses brands & similar	228,023	57	--	--	--	16,478	244,558
Computer software	279,651	33,516	--	3,315	(208)	14,217	330,491
Currently marketed products	1,004,665	--	--	--	--	78,636	1,083,301
Other intangible assets	156,644	--	--	--	(12,146)	11,511	156,009
Total cost of intangible assets	2,370,373	68,244	24,027	3,315	(18,033)	168,039	2,615,965
Accum. amort. of development costs	(125,875)	(44,612)	--	(60)	5,679	(3,498)	(168,366)
Accum. amort of concessions, patents, licenses, br	(51,197)	(9,909)	--	--	--	(3,070)	(64,176)
Accum. amort. of computer software	(167,124)	(25,474)	--	(101)	178	(7,770)	(200,291)
Accum. amort. of currently marketed products	(331,968)	(35,989)	--	--	--	(26,827)	(394,784)
Accum. amort. of other intangible assets	(71,430)	(4,265)	--	--	--	(5,603)	(81,298)
Total accum. amort intangible assets	(747,594)	(120,249)	0	(161)	5,857	(46,768)	(908,915)
Impairment of other intangible assets	(65,129)	(73)	--	--	--	(4,898)	(70,100)
Carrying amount of intangible assets	1,557,650	(52,078)	24,027	3,154	(12,176)	116,373	1,636,950

(See note 3)

This appendix forms an integral part of note 8 to the consolidated annual accounts.

1 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2020

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at		Business			Translation	Balance at
	31/12/2019	Additions	combinations	Transfers	Disposals	differences	31/12/2020
Development costs	435,339	35,301	265,571	--	--	(34,821)	701,390
Concessions, patents, licenses brands & similar	229,997	16,174	5	(6)	--	(18,147)	228,023
Computer software	258,597	27,939	2,229	3,963	(11)	(13,066)	279,651
Currently marketed products	1,092,834	--	--	--	--	(88,169)	1,004,665
Other intangible assets	178,359	3,118	--	(399)	(10,233)	(14,201)	156,644
Total cost of intangible assets	2,195,126	82,532	267,805	3,558	(10,244)	(168,404)	2,370,373
Accum. amort. of development costs	(103,531)	(23,810)	--	--	--	1,466	(125,875)
Accum. amort of concessions, patents, licenses, br	(43,656)	(8,221)	--	(1,732)	--	2,412	(51,197)
Accum. amort. of computer software	(143,806)	(19,198)	--	(9,833)	12	5,701	(167,124)
Accum. amort. of currently marketed products	(322,119)	(37,739)	--	--	--	27,890	(331,968)
Accum. amort. of other intangible assets	(80,836)	(6,844)	--	9,389	214	6,647	(71,430)
Total accum. amort intangible assets	(693,948)	(95,812)	--	(2,176)	226	44,116	(747,593)
Impairment of other intangible assets	(67,644)	(2,977)	--	--	--	5,492	(65,130)
Carrying amount of intangible assets	1,433,534	(16,257)	267,805	1,382	(10,018)	(118,796)	1,557,650

(See note 3)

This appendix forms an integral part of note 8 to the consolidated annual accounts.

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APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2021

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails)

	Balance at		Business			Translation	Balance at
	31/12/2020	Additions	combinations	Transfers	Disposals	differences	31/12/2021
Land and buildings	759,120	125,112	4,611	3,337	(3,603)	53,378	941,955
Machinery	5,907	3,412	--	(495)	(89)	341	9,076
Computer equipment	8,228	641	--	(629)	(7)	286	8,519
Vehicles	14,152	4,277	--	(407)	(2,887)	625	15,760
Total cost of rights of use	787,407	133,442	4,611	1,806	(6,586)	54,630	975,310
Accum. depr. of land and buildings	(94,118)	(57,901)	--	(3,337)	3,605	(8,080)	(159,831)
Accum. depr. of machinery	(2,236)	(2,120)	--	587	87	(110)	(3,792)
Accum. depr. of computer equipment	(4,640)	(2,269)	--	629	7	(202)	(6,475)
Accum. depr. of vehicles	(7,717)	(4,430)	--	407	2,581	(396)	(9,555)
Total accum. depr. of rights of use	(108,711)	(66,720)	--	(1,714)	6,280	(8,788)	(179,653)
Carrying amount of rights of use	678,696	66,722	4,611	92	(306)	45,842	795,657

This appendix forms an integral part of note 9 to the consolidated annual accounts.

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APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use

for the year ended

31 December 2020

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails)

	Balance at		Business			Translation	Balance at
	31/12/2019	Additions	combinations	Transfers	Disposals	differences	31/12/2020
Land and buildings	734,846	68,172	19,424	--	(10,935)	(52,387)	759,120
Machinery	6,167	1,775	--	(1,846)	(59)	(130)	5,907
Computer equipment	6,504	2,449	--	(37)	(347)	(341)	8,228
Vehicles	14,030	2,681	74	(10)	(1,914)	(709)	14,152
Total cost of rights of use	761,547	75,077	19,498	(1,893)	(13,255)	(53,567)	787,407
Accum. amort. of land and buildings	(49,441)	(52,774)	--	(2)	2,341	5,758	(94,118)
Accum. amort of machinery	(1,698)	(1,588)	--	955	55	40	(2,236)
Accum. amort. of computer equipment	(2,180)	(3,012)	--	37	347	168	(4,640)
Accum. amort. of vehicles	(4,370)	(5,206)	--	7	1,529	323	(7,717)
Total accum. amort of rights of use	(57,689)	(62,580)	--	997	4,272	6,289	(108,711)
Carrying amount of rights of use	703,858	12,497	19,498	(896)	(8,983)	(47,278)	678,696

This appendix forms an integral part of note 9 to the consolidated annual accounts.

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APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2021

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails)

	Balances at		Business			Translation	Balances at
	31/12/2020	Additions	combination	Transfers	Disposals	differences	31/12/2021
Cost:
Land and buildings	780,180	3,361	660	24,830	(123)	51,539	860,447
Plant and machinery	2,200,429	42,747	10,381	171,894	(24,960)	127,253	2,527,744
Fixed Assets under construction	704,582	219,900	(7,300)	(199,943)	--	46,548	763,787
	3,685,191	266,008	3,741	(3,219)	(25,083)	225,340	4,151,978
Accumulated depreciation:
Buildings	(122,948)	(19,388)	--	2,583	123	(8,452)	(148,082)
Plant and machinery	(1,235,483)	(153,408)	--	(2,609)	18,808	(69,742)	(1,442,434)
	(1,358,431)	(172,796)	--	(26)	18,931	(78,194)	(1,590,516)
Impairment of other property, plant and equipment	(2,653)	(11,246)	--	--	--	(66)	(13,965)
Carrying amount	2,324,107	81,966	3,741	(3,245)	(6,152)	147,080	2,547,497

(See note 3)

This appendix forms an integral part of note 10 to the consolidated annual accounts.

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APPENDIX V

GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Property, Plant and Equipment

for the year ended

31 December 2020

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails)

	Balances at		Business			Translation	Balances at
	31/12/2019	Additions	combination	Transfers	Disposals	differences	31/12/2020
Cost:
Land and buildings	807,195	19,843	14,964	(6,050)	(211)	(55,561)	780,180
Plant and machinery	2,141,611	50,825	48,408	103,594	(23,830)	(120,179)	2,200,429
Fixed Assets under construction	497,164	226,092	121,399	(99,616)	--	(40,457)	704,582
	3,445,970	296,760	184,771	(2,072)	(24,041)	(216,197)	3,685,191
Accumulated depreciation:
Buildings	(108,638)	(17,974)	--	(3,826)	171	7,319	(122,948)
Plant and machinery	(1,175,075)	(145,167)	--	5,412	22,590	56,757	(1,235,483)
	(1,283,713)	(163,141)	--	1,586	22,761	64,076	(1,358,431)
Impairment of other property, plant and equipment	(2,712)	21	--	--	--	38	(2,653)
Carrying amount	2,159,545	133,640	184,771	(486)	(1,280)	(152,083)	2,324,107

(See note 3)

This appendix forms an integral part of note 10 to the consolidated annual accounts.

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CONSOLIDATED DIRECTORS' REPORT 2021

INDEX GRIFOLS, DEDICATED TO IMPROVING PEOPLE'S LIVES 12 BUSINESS MODEL AND STRATEGY 22 SUSTAINABILITY GROWTH 34 CORPORATE GOVERNANCE 54 FROM DONOR TO PATIENT 80 A RESPONSIBLE VALUE CHAIN 102 INNOVATION 120 OUR PEOPLE 146 COMMITTED TO SOCIETY 180 THE ENVIRONMENT AND CLIMATE CHANGE 206 ABOUT THIS REPORT 246 INTRODUCTION LETTER FROM THE CHAIRMAN 4 LETTER FROM THE CO-CEOs 6 HIGHLIGHTS 8 MILESTONES 10

04 QQQQ “Plasma therapies are essential for improving the lives of millions of people in the world, and since the beginning we have worked to guarantee their supply as part of our responsibility to our patients” 2021 Consolidated Directors' Report

FAITHFUL TO OUR COMMITMENTS ince the onset of the COVID-19 pandemic, Grifols has remained true to its values despite the unprecedented challenges it has caused. The current panorama has put us to the test and led to one of the most difﬁcult moments in our history, but we are ﬁrmly moving forward. As Chairman of the Board of Directors, I would like to express my full support for and conﬁdence in Grifols' leadership team and co-CEOs. At Grifols, we believe in the commitment and solidarity of our donors, aware that only through their generosity we are able to obtain plasma proteins which, in many cases, are the only possible treatments for a large number of diseases. During 2021 we continued to make signiﬁcant efforts to support and raise plasma awareness. Additionally, we have also joined those calls made by society for measures to increase the self-sufﬁciency of plasma medicines. In addition to all these efforts, we have begun a transformation process based on the solid ethical values that characterize us in order to continue advancing as a link between donors and patients. Therefore, our efforts are focused on two fronts: redeﬁning relationships with donors to increase plasma donations and working with governments to promote public-private collaboration programs aimed at advancing the self-sufﬁciency of plasma therapies. Alongside this, we have continued to promote the expansion and diversiﬁcation of our global plasma- center network. During the year, in which the COVID pandemic has continued to play a major role, we have maintained our commitment to Alzheimer's. The opening of the ﬁrst AMBAR® Center in collaboration with the ACE Alzheimer Center Barcelona has been relevant, since people with Alzheimer's are already being treated through plasma exchange with albumin. For us, it represents an important milestone and is a source of great pride, because it is a reﬂection of more than 15 years of research, perseverance and a long-term vision. True to our commitments, sustainability also plays a fundamental role in fulﬁlling our mission. For more than 110 years we have known that doing things well generates value. Today, we measure this value and establish a roadmap to promote it in our ﬁelds of activity. It is an acquired commitment led by the Board of Directors and furthered by the CEOs, and of which the entire Grifols team is a part. More than 23,000 people are moved by the commitment to make medicines possible, to contribute to a better diagnosis, to continue promoting plasma science and to be a part of the engine that we call innovation that allows us to advance as a company and as a society. And we want to continue doing it honestly and sustainably: minimizing our impact on the environment; building a diverse, egalitarian, inclusive and discrimination-free environment; and promoting the training and development of our teams to continue building an exemplary and open company. Ethics, health, innovation and the environment must go hand in hand and that is why we ensure that our activity is consistent with the needs of society and sustainable in the way it is carried out. Our three foundations also contribute to this objective. The Probitas Foundation, dedicated to improving the health of the most vulnerable populations locally and internationally; the Víctor Grífols i Lucas Foundation, which promotes bioethics among organizations, companies and individuals active in the ﬁeld of human health; and the José Antonio Grifols Lucas Foundation, whose mission is to contribute to the health and well-being of plasma donors and the communities in which they live. Like every year, throughout this report you will ﬁnd the progress we have made in these matters. It is a task that we develop in detail, ensuring the integrity of the data and conclusions to show our contribution in a transparently and honesty. We hope to continue to be worthy of your trust. VÍCTOR GRÍFOLS ROURA CHAIRMAN S 05 2021 Consolidated Directors' Report

ully aware of the current situation, we want to start our assessment of 2021 by thanking you for your trust. The recovery from the pandemic is slower than we expected, but we have made steady progress in our strategic plan, preparing and strengthening the company to continue taking on challenges. The strategic decisions made in 2021 were focused on three key pillars: reinforcing the global capacity of obtaining plasma; prioritizing our efforts in innovation by increasing and complementing the projects with the greatest potential; and continuing to establish ourselves in new markets. During 2021, we continued to work on the expansion and diversiﬁcation of our plasma-center network. At the end of the year, we operated 366 centers in the United States and Europe, and we acquired our ﬁrst plasma center in Canada, a country in which we continue to strengthen our presence. We are in China through our strategic alliance with Shanghai RAAS and in Egypt through our partnership with the Egyptian government is creating the ﬁrst integrated plasma platform in the region to ensure self-sufﬁciency of plasma medicines through an innovative public-private collaboration. F COMMITTED TO CREATING LONG-TERM VALUE 06 QQQQ “We have started a transformation process through strategic investments, divestments in non-strategic assets, new business models and public-private agreements to promote the self-sufficiency of plasma therapies” 2021 Consolidated Directors' Report

These advances show our ﬁrm conﬁdence in the generosity of our donors, as well as the transformational and sustainable strategic view geared towards long-term value creation that will increase the availability of plasma therapies. So will the investment in Biotest, which is a unique opportunity that will contribute to the evolution of the plasma industry. Joining forces, capabilities and talent with Biotest will allow us to expand our current portfolio of treatments and accelerate the development of new products. Together we will form a great team. Sustainable growth is only possible by combining economic beneﬁt and generating a positive impact on society. Therefore, we continue promoting sustainability in our business model through each and every one of the more than 23,000 committed Grifols people. More than 23,000 committed people are the engine of Grifols. Our efforts have also been directed at all of them: supporting work environments that are more equal, diverse, inclusive and free of discrimination, with professional development plans and training programs so that they can continue to grow with the company. The achievements accomplished this year reﬂect that we are heading in the right direction. In this context of generating long-term value in a sustainably, innovation remains key. In addition to allocating signiﬁcant resources, we have consolidated a global structure to accelerate priority projects led by the Grifols Scientiﬁc Innovation Ofﬁce. Furthermore, the Alkahest and GigaGen platforms are integrated, which will help advance both plasma science as well as recombinant biotherapeutic candidates, in order to address a larger number of therapeutic areas, including age-related diseases. This commitment also inspires our governing bodies and is reﬂected in new corporate policies. In 2021, we promoted three new policies: patients, donors and Human Rights, which establish the company's framework of action in relation to fundamental rights. Furthermore, the Sustainability Commission has been complemented with the creation of an Executive Sustainability Committee and the establishment of a Sustainability Master Plan aligned with the Sustainable Development goals (SDGs), especially with the expansion of SDG 3, which addresses the challenges of people living with rare diseases and their families. This recognition by the United Nations is an unprecedented milestone as a result of the push from patient organizations in which we are joining - it is part of our commitment to patients who suffer from one of the well-known rare diseases that can be treated with plasma-derived therapies. Our spirit of transformation and sustainability has led us to set corporate objectives for 2030 based on the pillars of our Sustainability Master Plan. In environmental matters, we have increased our commitments to reduce our emissions by 55% per unit of production, relying on electricity consumption that comes 100% from renewable sources. All this focused on achieving zero net emissions by 2050. All our efforts have been recognized once again by relevant indices such as the Dow Jones Sustainability Index (DJSI), Euronext Vigeo, FTSE4Good and the Bloomberg Gender-Equality Index. In 2021, we have taken another step forward and have become part of the DJSI World index as one of the ﬁve leading companies globally in the biotechnology sector. We are on the right path and we will continue working in the same direction, fully aware that our progress plays a key role for millions of patients around the world, for our planet and for society in general. We hope to continue counting on your trust. READY TO TAKE ON NEW CHALLENGES 07 RAIMON GRÍFOLS ROURA CO-CEO VÍCTOR GRÍFOLS DEU CO-CEO 2021 Consolidated Directors' Report

08 HIGHLIGHTS FINANCIAL PERFORMANCE INVESTMENT AND INNOVATION Revenues 4,933 million euros -3.7% cc1 64% North America -7.9% cc 18% Europe +8.7% cc 18% ROW +1.3% cc Investment efforts 1,130 million euros 281 CAPEX 520 Acquisitions 329 R&D net investment 6,7% over revenue 3 innovation hubs Plasma Centers 366 +2M liters in capacity Adjusted EBITDA 1,016 million euros Net Income 183 million euros Liquidity 1,300 million euros 307 U.S. 1 EGYPT 57 EUROPE 1 CANADA *Operating or cc excludes rate ﬂuctuations over the period Patents and trademarks: 7,082 +9% vs 2020 2021 Consolidated Directors' Report

09 TALENT AND DIVERSITY COMMITMENT & VALUE CREATION Human Capital 23,234 people Environmental cost & investments 28 million euros Economic Impact 7,700 million euros +3% vs 2020 Created value for patients 22,810 million euros Grifols 2030 Agenda, 30 commitments aligned with the SDGs Community Investments 37 million euros Jobs created 141,500 jobs +2% vs 2020 Total Tax Contribution 556 million euros +6% vs 2020 +29% employment of people with disabilities 98 nationalities 60% 40% 2.8 Million training hours 65% of promotions went to women 2021 Consolidated Directors' Report

GRIFOLS 10 2021 Consolidated Directors' Report

2021 MILESTONES

GROWTH AND EXPANSION

- Strategic agreement to acquire Biotest
- GIC becomes a strategic investor in Grifols
- Increase plasma supply capacity by approximately 2 million liters
- Agreement with Immunotek to open 21 donation centers in the U.S. through 2022
- Inauguration of the first plasma center in Egypt
- Consolidation of the commercial network in China with the integration of Shanghai RAAS as a distributor
- Grifols Engineering commits to building a new intravenous solutions plant in Nigeria
- Opening of new sales office in Saudi Arabia

INNOVATION

- Celebration of the 70th anniversary of plasmapheresis, a pioneering technique developed by Josep Antoni Grífols i Lucas
- Start of a clinical trial on a subcutaneously administered anti SARS-CoV-2 immunoglobulin
- Acquisition of remaining 56% of GigaGen capital
- Reinforcement of the European Innovation Hub in Andorra with the future construction of a research center specialized in immunology in Andorra
- Launch of Plasmatology, the first scientific magazine focused on plasma
- First edition of the Aspira Award for the research of immunodeficiencies
- Publication in Nature Biotechnology on GigaGen's groundbreaking technology for the production of the first-in-class recombinant hyperimmune globulins

SUSTAINABILITY 11 • Approval of the SDG-aligned Sustainability Master Plan • Creation of the Sustainability Steering Committee to reinforce the corporate governance of sustainability issues • Formalization of Grifols 2030 Agenda, with a total of 30 commitments • Formal adherence to the United Nations Global Compact • Grifols joins the Dow Jones Sustainability World Index and continues to advance as one of the world's most sustainable companies • Grifols is listed on the 2022 Bloomberg Gender- Equality Index • Grifols receives the highest scores in S&P Global Rating • Grifols signs a 10-year renewable power purchase agreement (PPA) with RWE Renewables • The Puriﬁcation and Filling Facility in Clayton was recognized with the highest sustainable building level by Green Building Initiative COMMITMENT TO PATIENTS • Launch of TAVLESSE® in Spain, France and Italy for the treatment of immune thrombocytopenia in adults • U.S. launch of a new human hepatitis B immunoglobulin (HBIg) formulation • U.S. launch of Grifols albumin in a ﬂexible container • Launch of alpha-1 antitrypsin treatment commercialization in Japan • Inauguration of the ﬁrst AMBAR® Center in Barcelona to treat Alzheimer's disease • Grifols extends its collaboration with the World Federation of Hemophilia Humanitarian Aid Program to 2030 • Procleix Babesia and Ultrio Plex E trials earn CE certiﬁcation • Launch of Gri-ﬁll® 4.0, a semi-automated sterile IV compounding device, in numerous European countries 2021 Consolidated Directors' Report

1 GRIFOLS, DEDICATED TO IMPROVING PEOPLE'S LIVES Grifols is a centenary company that has fostered innovation since its origins, building its business on solid values and ethical principles with the aim of enhancing people's health and well-being. Patients and donors are the cornerstone of Grifols' activities. The company continuous to work on creating value beyond its business activities. Through its four divisions, Grifols develops plasma-based treatments, diagnostic solutions and pharmaceutical specialty products for hospital use.

Established 1909 + 110 years of history creating value Business Areas 4 divisions Value created for patients 22,810 million euros Socio-economic impact 7,700 million euros +3% vs 2020 In 30 seconds

14 2021 Consolidated Directors' Report Leaders in production of plasma-derived therapies Leaders in cutting-edge diagnostic solutions to analyze blood and plasma, including the development and production of reagents and medical devices Pharmaceutical specialty products for hospital use and innovative technology, software and service solutions to optimize hospital pharmacy operations Biological products for non-therapeutic use BIOSCIENCE DIAGNOSTIC HOSPITAL BIO SUPPLIES 77% 16% 3% 4% % over revenues % over revenues % over revenues % over revenues Grifols Engineering Since its origins, Grifols has focused its efforts on in-house engineering as a lever to innovate and continuously improve its industrial productivity. Grifols Engineering is dedicated to designing and constructing specialty machinery, as well as providing specialized engineering solutions to optimize biotech processes and manufacturing systems. Grifols Viajes As an international company with a strong U.S. presence and subsidiaries in 30 countries, Grifols decided to establish its own travel agency – Grifols Viajes – in order to better manage the global mobility of its workforce. Grifols Viajes offers employees the ﬂexibility they need to plan their trips and optimize work-life balance. DEDICATED TO IMPROVING PEOPLE'S LIVES Through its four divisions, Grifols advances its mission to deliver value through sustainable, long-term growth.

GRIFOLS 15 2021 Consolidated Directors' Report

ADDRESSING THE NEEDS OF THOUSANDS OF PATIENTS

Grifols' vocation is generating long-term value for all its stakeholders, guided by a sustainable approach, with patients firmly at the forefront. The company centers its activity on medicines for rare diseases and specific therapeutic areas, offering patients essential plasma-derived medicines made possible through the generosity of donors, in addition to non-plasma treatments to complement and expand the portfolio of treatment options.

Grifols also contributes to transfusion diagnostics through innovative solutions that ensure safe blood and plasma transfusions, as well as diagnostics for the detection of infectious and autoimmune diseases and personalized medicine.

Immunology Neurology	Treating immune deficiencies and autoimmune disorders and providing rapid immune coverage in potentially life-threatening situations	Gamunex-C, Xembify, HyperRAB, Flebogamma DIF, Hypermunes, Tavlesse
Pulmonology	Treating alpha1-antitrypsin deficiency, a genetic condition that can lead to serious lung disease	Prolastin-C Liquid, Prolastin, AlphaID
Hematology	Treating hemophilia and other bleeding disorders and clotting disorders	Alphanate, Koāte-DVI, Thrombate III, Fanhdi, AlphaNine, Profilnine Factor IX Complex, VeraSeal, VistaSeal
Hepatology / Intensive care	Treating hypovolemia & hypoalbuminemia in different situations: liver disease, cardiac surgery, severe infection, respiratory, and emergency	Albutein, Plasbumin, Albutein FlexBag, Human Albumin Grifols

GRIFOLS 16 2021 Consolidated Directors' Report

GRIFOLS AROUND THE WORLD

Revenues

3,155
million euros
US + CANADA

906
million euros
EU

872
million euros
ROW


San Carlos
Emeryville
Los Angeles
San Diego
Denver
Raleigh-Durham
Clayton
Memphis
San Francisco
Montreal
Leipzig
Dublin
Düdingen
San Sebastián
Bilbao
Zaragoza
Murcia
Barcelona
Alliance with Shanghai RAAS
Fengxian facility
Hefei Tonrol facility
Zhengzhou RAAS
Haikang
Melbourne
Alliance with the National Service Projects Organization

Corporate Headquarters	Industrial Facilities	R&D Centers	Bioscience Division Centers	Diagnostic Division Centers	Hospital Division Centers	Bio Supplies Division Centers
1	15	11	6	7	4	2

- GRIFOLS AFFILIATES
- PRESENCE THROUGH DISTRIBUTORS

17 2021 Consolidated Directors' Report PLASMA CENTERS 307 United States 48 Germany 7 Hungary 2 Austria 1 Canada 1 Egypt Alliance with Shanghai RASS in China 41 Plasma centers 366 QQQQ Inspired by the generosity of donors, we have built the largest network of plasma donation centers in the world

18 2021 Consolidated Directors' Report WE CREATE VALUE QQQQ We work to continuously increase the positive impact generated by our activities SOCIOECONOMIC IMPACT Total Economic Impact 7,700 million euros +3% vs 2020 Total Job Creation 141,500 +2% vs 2020 QQQQ Grifols' direct economic impact amounts to EUR 4,200 million. Additionally, the company generates an indirect and induced impact of EUR 3,500 million QQQQ 40% of Grifols' impact stems from its plasma center network QQQQ Grifols generated 119,200 indirect and induced jobs QQQQ 61% of jobs are linked to Grifols' plasma center network

19 2021 Consolidated Directors' Report SOCIOECONOMIC IMPACT IN THE U.S. SOCIOECONOMIC IMPACT IN GERMANY SOCIOECONOMIC IMPACT IN SPAIN SOCIOECONOMIC IMPACT IN IRELAND Economic impact 6,500 Million dollars +6% vs 2020 51% from plasma centers x1.8 multiplier impact Job creation 119,100 +1% vs 2020 69% from plasma centers 7.3 Grifols generates 6.3 jobs for every job it creates Economic impact 355 million euros +8% vs 2020 70% from plasma centers x1.9 multiplier impact Job creation 3,700 +6% vs 2020 51% from plasma centers 2.4 Grifols generates 1.4 jobs for every job it creates Economic impact 1,600 million euros +5% vs 2020 x2.1 multiplier impact Job creation 17,400 +7% vs 2020 4.2 Grifols generates 3.2 jobs for every job it creates Economic impact 245 million euros +17% vs 2020 x2.1 multiplier impact Job creation 1,230 +32% vs 2020 4.5 Grifols generates 3.5 jobs for every job it creates

20 2021 Consolidated Directors' Report TOTAL TAX CONTRIBUTION (TTC) Total tax contribution 556 million euros 43% Total Tax Contribution Ratio 25% Distributed tax value U.S. Tax contribution 386 million euros Distributed tax value 21% SPAIN Tax contribution 159 million euros Distributed tax value 30% GERMANY Tax contribution 41 million euros Distributed tax value 36% IRELAND Tax contribution 31 million euros Distributed tax value 24%

21 2021 Consolidated Directors' Report VALUE CREATED FOR PATIENTS Positive impact on patients 22,810 million euros Improvement of quality of life 6.6x in relation to treatment cost In 2021, Grifols continued its efforts to quantify the impact of its plasma proteins (measured in QALYs) on the quality of life of patients, as well as assess the cost-beneﬁt relationship of its plasma- derived treatments. QQQQ Positive impact of Grifols' 4 main plasma proteins on patients treated for the primary diseases for which they were developed See Chapter 11: About This Report for more details on the analysis.

2 BUSINESS MODEL AND STARTEGY At Grifols we are committed to society through a sustainable and long-term business model that creates value in alignment with the United Nations Sustainable Development Goals. This social dimension has enabled us to advance on our path of growth, while we are recognized as one of the most sustainable companies in the world

In 30 seconds Ambition Increase the positive impact we generate to advance in our sustainable business model Sustainability Plan 6 Strategic pillars 2030 Grifols Agenda 30 corporate goals Actively contributing 10 SDGs

GRIFOLS 24 2021 Consolidated Directors' Report

OUR SUSTAINABLE BUSINESS MODEL

We promote sustainable and long-term growth by generating economic and social value and taking measures to minimize our environmental impact

› Grounded on solid corporate values

Grifols' corporate values are based on teamwork, responsibility, innovation, sustainability, strategic vision and long-term value creation. The company aspires to create value for its diverse stakeholders by generating stable employment, driving leading-edge research, promoting economic development, and building trust among its shareholders and investors. These core values form the basis of Grifols' sustainable growth model and overarching mission to improve the well-being of people worldwide.

Grifols' history clearly reflects these principles, the commitments they represent and a pioneering spirit to advance scientific progress. The Sustainability Policy outlines the firm's fundamental principles and commitments regarding its social and environmental responsibility and a framework to tightly integrate them throughout the business model.

› Our commitment to human rights and bioethics

In alignment with its efforts to drive scientific and social progress, Grifols believes science should be solidly committed to respecting human rights as scientific progress is focused on improving human quality of life. As an innovative company, this premise has been in Grifols' DNA since its origins. The central pillars of bioethics and the United Nations Principles on Business and Human Rights guide all of the company's activities.

Inspired by this philosophy, Grifols has formalized its Human Rights Policy, which is the fundamental pillar and cornerstone of its human rights strategy. In addition, through the Víctor Grífols i Lucas Foundation, Grifols actively promotes bioethics among organizations, companies and individuals whose activities are related to human health.

RECOGNIZED AMONG THE WORLD'S MOST SUSTAINABLE COMPANIES

Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA

Since 2020, Grifols has been listed on the Dow Jones Sustainability Index (DJSI). For the first time ever, in 2021, Grifols has been included in the DJSI World while retaining its distinction in the DJSI Europe

EURONEXT V.E Indices Europe 120 Indices Eurozone 120

Since 2020, Grifols has been listed in the Euronext Vigeo Europe 120 and Euronext Vigeo Eurozone 120 indices based on an assessment by Vigeo Eiris.

FTSE4Good

Grifols has been listed in FTSE4Good Global, FTSE4Good Europe and FTSE4Good index since 2018.

Bloomberg Gender-Equality Index 2022

In 2021, Grifols was included in the Bloomberg Gender-Equality Index (GEI) for the second time, demonstrating its commitment to addressing gender inequality.

CDP Driving Sustainable Economies

Grifols maintains its score to "A-" on the Carbon Disclosure Project (CDP), in recognition of its leadership in reducing emissions and for its solid climate-change strategy.

The Human Rights Policy is available at Grifols' corporate website

2021 Consolidated Directors' Report 25 2021 Consolidated Directors' Report QQQQ Our integrated business model aligns with the United Nations SDGs and promotes global expansion QQQQ Our business model of economic, social and environmental value creation is driven by its corporate governance structure QQQQ The cornerstone of our business model is the priority that we give to our patients. They lead our company path and give meaning to the efforts of our team, donors and resources in safety, quality and innovation Grifols business model Sustainable Environmental responsibility Economic value Social Value Expansion 2030 Agenda Safety & Quality Donors Workforce Integrated Sustainable criteria throughout the whole value chain Global Integrated Aligned with SDGs Patients as priority

26 2021 Consolidated Directors' Report Increase the value and magnify the positive impact generated by Grifols' activity to advance the company's sustainable business model We aspire to keep building a sustainable and long-term business model which creates value for all our stakeholders, both in the present and in the future. We dedicate efforts to have a greater positive impact on the life of our donors, patients and our team, while we bolster scientiﬁc development and innovation to improve the life and well-being of people serving society and the planet in an ethically and sustainably manner. More information on our foundations, see Chapter 9: Commitment to Society. We reinforce sustainability through our foundations OUR AMBITION SUSTAINABILITY IN OUR BUSINESS MODEL Sustainability is a top priority at Grifols. To this end, the company has deﬁned several key corporate objectives aligned with the United Nations Sustainable Development Goals (SDGs) to bolster its sustainable and long-term business model

27 2021 Consolidated Directors' Report 2030 GOALS Our ambition is reﬂected in our Sustainability Policy and is developed in the Sustainability Master Plan, which now sets the roadmap to follow in accordance with the six main pillars Deﬁned based on a materiality analysis and aligned with the United Nations SDGs Committed to the UN Global Compact Grifols formally ratiﬁed its commitment to a responsible business by formally joining the United Nations Global Compact, the world's largest corporate sustainability initiative OUR ROADMAP OUR GOALS MASTER PLAN INNOVATION COMMITMENT TO DONORS AND PATIENTS IMPACT ON SOCIETY OUR PEOPLE ENVIRONMENTAL RESPOSABILITY ETHICAL COMMITMENT

GRIFOLS 28 2021 Consolidated Directors' Report

30 COMMITMENTS BY OUR 2030 AGENDA

PILLAR	GOAL 2030	SDG
Commitment to Donors and Patients	• Achieve EUR 18 million per year in charitable donations to support patient-centered programs • Achieve 240 million international units (IU) of clotting factor medicines donated to support hemophilia patients in developing countries • Achieve 90% of active donors report a positive customer service (i.e., donor rate service as excellent or good) • Achieve 80% of active donors would refer a friend or family member • Increase by 45% Donor Customer Relationship Manager application grade	3, 4, 10, 17
Impact on Society	• Increase by 50% number of social outreach initiatives and social initiatives investment • Achieve 25% of total social initiatives dedicated to educational scholarships, education new generation of woman leaders or STEM • Achieve USD 1 million of critical products and medicines donated to support emergency relief actions • Increase by 10% each year the amount contributed by the Jose Antonio Grifols Lucas Foundation • Increase by 10% the amount allocated to bioethics grants and by 20% number of activities developed by Victor Grifols Lucas Foundation	3, 4, 5, 9, 10, 17
Environmental Responsibility	• Reduce greenhouse gas emissions per unit of product by 55% • Increase energy efficiency per unit of product by 15% by systematically integrating eco-efficiency measures in new projects and existing facilities • Consume 100% of electricity using renewable energies • Facilitate the decarbonization of transport in business trips and employee commutes • Continue to implement circular economy measures in every stage of the operational life cycle • Protect biodiversity on Grifols properties through the Grifols Wildlife Program, promoting CO_2 capture	12, 13
Our People	• Achieve 100 training hours per employee a year on average. • Achieve trained 70%-80% of employees (compliance and procedure training not included) • Achieve 50% of women in Senior Management positions • Achieve 3%-5% of employees with disabilities • Ensure that for 80% of internal promotion processes to manager positions, an equal number of candidates of women and men are considered • Maintain total employee turnover rate below industry average (*Plasma excluded) • Achieve 70% global employee engagement rate – minimum by department • Achieve >75% of industrial facilities certificated as a healthy company • Reduce 15% Lost-Time Injury Rate (LTIFR)* of employees • Achieve >75% of industrial facilities certified under the ISO 45001 standards	3, 4, 5, 8, 10, 17
Ethical Commitment	• Achieve at least 60-80% of total spending on suppliers assessed by ESG criteria • Maintain Product Quality Complaint Rate ≤ 1/50,000 • Maintain number of <1 critical deficiencies identified in external audits (Regulatory Health Authorities)	3, 17
Innovation	• Deliver first-in class innovation by expanding our approach in platforms (plasma/non-plasma), therapeutic areas and sourcing (external/internal) to treat a larger number of patients	3, 9, 17

GRIFOLS 29 2021 Consolidated Directors' Report

ALIGNMENT WITH THE SDGs

Joining efforts to achieve the Sustainable Development Goals

The 2030 Agenda for Sustainable Development adopted by the United Nations provides a shared roadmap for achieving peace and prosperity for people and the planet. The Agenda includes 17 Sustainable Development Goals (SDGs), which together offer a holistic approach to address and manage critical global challenges such as the eradication of hunger and poverty, access to high-quality education, gender equality, decent work opportunities and the fight against climate change. To facilitate their realization, these 17 SDGs have been broken down granularly into 169 specific, measurable targets.


SUSTAINABLE DEVELOPMENT GOALS
1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
SUSTAINABLE DEVELOPMENT GOALS

Grifols recognizes the vital role companies play to achieve sustainable development. As part of its commitment to making a positive difference, the company supports and collaborates with a broad range of global organizations engaged in this global pursuit.

In order to measure and clearly communicate its contribution to the SDGs, the company began by identifying and prioritizing the SDGs on which it could make the greatest impact. This analysis enabled it to determine how it could advance the SDGs based on its activity, sector and the geographical areas in which it operates.

Grifols identified five SDGs where it could add the most value and four additional SDGs where it could make a significant impact. The company also supports SDG17 (Partnerships for the Goals) through alliances with different interest groups on education, innovation and healthcare initiatives. These entities include social and educational institutions, governments, organizations, entities and other organizations.

Grifols established its 2030 corporate goals in line with the SDGs as part of its sustainability strategy. Its various efforts to support the United Nations SDGs are highlighted throughout this report.

Grifols' priority SDG: United Nations' first resolution to support people afflicted with a rare disease and their families

In 2021, the United Nations General Assembly formally ratified Addressing the Challenges of Persons Living with a Rare Disease and their Families and integrated it into the 2030 Agenda to join efforts to guarantee universal and equitable access to quality health services without causing financial hardship.

This landmark resolution was promoted by the NGO Committee for Rare Diseases, Rare Diseases International (RDI) and EURORDIS-Rare Diseases Europe and adopted by Grifols as a priority SDG. Proposed by Spain, Brazil and Qatar, the text was co-sponsored by 54 countries and adopted after receiving the unanimous support of all 193 Members of the UN General Assembly. By supporting this SDG, Grifols aspires to ensure the supply of essential plasma medicines for patients who need them. An estimated more of two million people in Europe suffer from one of 12 prevalent rare diseases treatable with plasma-derived therapies, such as hemophilia and primary immunodeficiency.

GRIFOLS 30 2021 Consolidated Directors' Report

Contribution to the SDGs in 2021

	Sustainable Development Goals	Outstanding contributions in 2021
PRIORITY GOALS	3 GOOD HEALTH AND WELL-BEING	– Increase plasma supply capacity by c.2 million liters per year through our global network of 366 plasma centers. – Grifols' efforts focused on promoting plasma donations to ensure patients' access to essential plasma-derived medicines. Through the PPTA, the company collaborates with other industry players to strengthen the European Union Directive.Increase in efforts to achieve auto sufficiency of plasma based medicines and research to contribute to resolve challenges faced by people who live with a rare disease, as well as their families, following the resolution adopted by the United Nations General Assembly, integrated in its 2030 Agenda and its SDGs. – Boosting plasma self-sufficiency and research to help address the challenges of people living with a rare disease and their families, following the resolution adopted by the United Nations General Assembly and integrated into the 2030 Agenda and its SDGs. – Launch of new product formulations and indications to continue to respond to patient needs: Lynspad™ in Japan for AATD; Xembify® for PIDDs in Europe; ALBUTEIN FlexBag™ and HyperHEPB® in the U.S. – Market launch of TAVLESSE® (fostamatinib) in Spain, France and Italy to complement the company's portfolio on non-plasma medicines – Private-public collaboration in Egypt to reach plasma self-sufficiency in the country through the opening of donation centers and productive facilities. – Research on the therapeutic use of plasma proteins through Alkahest. 4 candidates under development. More than 10,000 different proteins have been identified in plasma, which may result in marketable medicines. – Gaining control of 100% of the capital of GigaGen Inc., in this way reinforcing the our innovation portfolio, and incorporating new possibilities offered by recombinant proteins – Development of new diagnostic tests. CE certification for the Procleix UltrioPlex E and Procleix Babesia trial to detect the presence of HIV, Hepatitis B, C and E, or the Babesia parasite, as well as the validation of Panther for blood screening of infectious diseases – Transfusion diagnostic solutions in low- and middle-income countries to improve access to safe blood transfusion services. Together with Shanghai RAAS, Grifols is working in China to increase transfusion safety standards in donation centers – Opening of the first AMBAR® Center in collaboration with the medical foundation Ace Alzheimer Center Barcelona – Renovation of laboratories through the Global Laboratory Initiative (GLI) Program: 14 countries, 31 laboratories, 919,931 direct beneficiaries – EUR 2.1 million dedicated to continuing with Project Ébola through the Probitas Foundation
	8 DECENT WORK AND ECONOMIC GROWTH	– Progressing in flexibility programs and promoting digital transformation initiatives. New Flexibility Policy: "Flexibility for U" – Continued to put in place measures for prevention and case management of COVID-19 – Commitment to stable and quality employment: 99 % of employees with permanent contracts and 93.6% employed full-time – More than 12,400 Pulse Surveys to measure the impact of training programs, communication and seeking the views of the workforce – Increase in training hours on safety, health, and environmental issues to more than 141,000 hours – Launch of health and wellness initiatives beyond accident prevention – New Diversity and Inclusion Policy and Global Recruitment and Selection Policy – The actions of the Global Diversity Plan 2021-2023 have been focused on the inclusion of people with disabilities (Spain and ROW), and the representation of minorities (U.S.) – EUR 7,700 million total socioeconomic impact generated (+3%) and 141,500 total jobs created (+2%).
	9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	– Total R&D+i investment of EUR 329 million+6,7% of revenues and innovation intensity around 5 times greater than the European average. – R&D+I team of more than 1.000 people – More than USD 10 million allocated over the last 5 years to pre-clinical and clinical research projects through the ISR program – More than EUR 16 million allocated over the last 5 years to drive research projects on liver disease under the umbrella of the Grifols Chair. – More than EUR 3.1 million to scientific awards, investigation and education – Around EUR 281 million allocated to improve production facilities – Launch of the first scientific journal specialized in plasma science: Plasmatology. – Creation of a bioprocess pilot plant in collaboration with the Institut Químic de Sarrià (IQS) and the implementation of the first center of excellence for AI. – Advances in the implementation of AI in the improvement of productive processes and the processing of historical data of plasma centers. Exploring the application of augmented reality to improve customer service and post-sales – Execution of renovation and expansion plan for manufacturing facilities in Canadaxecution, remodeling and expansion of its plan for productive facilities in Canada
	12 RESPONSIBLE CONSUMPTION AND PRODUCTION	– EUR 28 million allocated to environmental initiatives (+ 20.5%) and EUR 7.4 million invested in environmental assets (+167%) – Boosting circular economy in all phases of the life cycle – 75% of Grifols' total production is takes place in ISO 14001 certified plants and 75% of personnel dedicated to manufacturing operations work in certified plants – Application of eco-efficiency measures with the aim of increasing energy efficiency by 15% per production unit by 2030 – Water saving measures implemented in 75% of production centers – Recovery of waste generated: 75% in manufacturing facilities and 34% in other facilities including donation centers – Goal of increasing recycling volumes by 500 tons more per year 100% fulfilled. – Prioritization of waste revaluation, preventing 99% of waste generated in U.S. (Clayton, NC) facilities from reaching landfills – Gold Certification in the "Zero Waste to Landfill" program is maintained in the U.S. (first pharmaceutical company to receive it in 2019)
	13 CLIMATE ACTION	– Measurement and disclosure of carbon footprint in scopes 1, 2 and 3 in accordance with the GHG Protocol. – Application of TCFD recommendations to identify and disclose risks and opportunities stemming from climate change. – Increase in the ambition of the 2030 environmental objectives to reduce greenhouse gas emissions by 55% per unit of production and consume 100% of energy from renewable sources. Net zero emissions by 2050 – Progress on energy decarbonization: 384,303 kWh of photovoltaic energy generated in own facilities for own consumption at the Barcelona and Murcia plants. Purchase of 36,9 million kWh of renewable electricity for plants located in Spain and Ireland. – 15.1% savings in primary energy and reduction of 3,676 tons of CO_2 emissions from the cogeneration plant. – Award of level Three Green Globes of the Green Globe Certification in the new Clayton (U.S.) purification and filling facilities (PFF). – Goal to reduce CO_2e by 1,860t per year through eco-efficiency projects in new facilities and 6,700 tons in existing facilities. – 82% reduction in emissions associated with business-related travel – Full deployment of the "Secure Remote" project allowing for the resolution of customer claims remotely. – Optimization of the plasma transport network in Europe reducing the environmental impact transport services by approximately 20%, avoiding 16 tons of CO_2e emissions per year. – At the Clayton plant, the destination of plastic waste from plasma bottles and laboratories has changed, transforming the plastic into pellets, which reduces the kilometers travelled by 80% and the annual CO_2e emissions by more than 170 tons – Biodiversity protection on Grifols-owned land through the Grifols Wildlife program in the Clayton (U.S.) protected natural area, and through the collaboration agreement to protect the Besòs River basin in Barcelona (Spain).

GRIFOLS 31 2021 Consolidated Directors' Report

	Sustainable Development Goals	Outstanding contributions in 2021
RELEVANT GOALS	4 QUALITY EDUCATION	– More than 2,8 million training hours carried out in 2021: an average of 137 hours per employee. – More than 2.4 million training hours for the least qualified employees in the organization, promoting equal opportunities. – More than 16,700 collaborators and professionals received training and professional development through Grifols Academy programs and initiatives. – Launch of "The Digital Leader" program. 61 people took part in the program with a total of 732 hours. – Reinforcement of strategic alliances to promote education, including the executive leadership program for senior managers in collaboration with ESADE Business School (Barcelona) and the University of Georgetown's McDonough School of Business (Washington, D.C.) – Since 2013, 102 Grifols employees have graduated and 28 are in the process of earning a degree thanks to the collaboration with Southern New Hampshire University's College for America program – Promotion of campaigns, seminars, meetings, and conferences to increase knowledge on safety in plasma collection and plasma medicine manufacturing processes – Promotion and collaboration in training programs in local communities – Bioethics study promotion through the Bioethics Chair, promoted by Víctor Grífols i Lucas Foundation: more than 20 sessions, conferences, and seminars with the participation of more than 2,100 people, more than 13 awards and grants, publication of articles and collaboration with other institutions.
	5 GENDER EQUALITY	– Progress regarding female representation with executive duties: 38% of women in "Directors", 28% of women in "Executives", 41% in "Senior management" and 47% in "Management". – 99% of female employees have permanent contracts and 92% work full-time. – More than 33% of the Board of Directors are women, following good governance recommendations. Grifols is working on increasing the percentage. – Adaptation of equal opportunity plans to the requirements of Royal Decree 902/2020, with measures to guarantee an equal working environment. – Adjusted salary gap has decreased to 2.1% in the U.S., 3.2% in Spain, 0.5% in Germany and 0.1 in Ireland. – The commitment to improve is maintained through action measures included in the Global Diversity Plan 2021-2023: boosting the number of women in management and positions of responsibility and promoting access to STEAM positions), among others. – Harassment Prevention Policy to prevent, correct and discipline any behavior that constitutes harassment. – 96 action measures in place in 2020 to increase employment of women and minority groups in the U.S. (83 in 2020 and 106 in 2019). – The only company in the health sector that sponsors UEFA women's football to extend gender equality commitment to society.
	10 REDUCED INEQUALITIES	– New global Social-Action and Community-Investment Policy – Community investments of more than EUR 37 million. – Donation of EUR 2.3 million to the Probitas Foundation to promote the healthy development of children and young people at risk of social exclusion, and other sustainable health projects aimed at the most vulnerable populations and countries. – Improvement in quality of life (measured in QUALYs) of patients treated with the company's plasma medicines increases to 22,810M€. Compared to the cost of treatments the estimate sits at 6.6 times globally. – PatientCare program offers treatment to patients who present treatment access difficulties in the United States. "Plasma Possibilities" program: since its launch it has raised around 110,000 $. – Donation of more than 100 million IU of clotting factors in 2021 and more than 200 million to date, exceeding the initial commitment and extending it until 2030. – AlfaCare support program for patients with DAAT in Spain, more than 7,400 enrollments in the program – Around 550 social initiatives in U.S., more than 2,400 employees and 15,000 volunteering hours in communities where Grifols plasma centers are located. – Participation in the "Box Out Hunger" campaign, collecting more than 326,000 kilos of food that could provide 667,000 meals for 150,000 families. – Collaboration with Habitat for Humanity in the US, sponsoring the construction of 6 houses. 40 employees contributed 320 hours and the company donated $257,500. – 15 grants amounting more than $415,000 granted through the José Antonio Grífols Lucas Foundation to support civic, social, or educational programs aimed at the communities where Grifols plasma centers are located.
	16 PEACE, JUSTICE AND STRONG INSTITUTIONS	– Promotion of the Global Human Rights Strategy, the fundamental pillar of which is the group's Human Rights Policy. Formalization of a Donor Policy and a Patient and Patient Organization Policy. – No known cases of corruption. – Increase in communication and training activities related to anti-corruption, reaching 90% of at-risk employees. – Review of 3,653 interactions between employees and public servants. – 290 allegations received through the "Grifols Ethics Helpline" – Reinforcement of transparency: disclosure of transfer of value in Europe and the United States – Member of the European Union's Lobby Transparency Register.
CROSS-CUTTING GOALS	17 PARTNERSHIPS FOR THE GOALS	– More than 30 public, public-private, academic, and civil society partnerships to promote and enhance access to health and to research and development of new medical – Efforts to utilize surplus plasma from blood donations in different countries. – Estimated savings of EUR 72 million for the Spanish public healthcare system arising from the hospital-plasma industrial fractionation service. – Generation of alliances and synergies through membership in more than 20 employers' and other associations. – More than 15 private and public partnerships with the objective of minimizing the negative impact of Grifols' activities on the environment. – More than 10 partnerships to promote access and quality of education in general, and in the biopharmaceutical sector. – Promoting multisectoral alliances to improve the living conditions of groups at risk.

32 2021 Consolidated Directors' Report FUTURE STRATEGY The pursuit of sustainable growth is an important driver of long-term corporate success. The company strives to turn risks into opportunities while addressing critical social and environmental challenges, including climate change. Grifols fosters an organization-wide culture of sustainability through the continuous analysis, implementation and assessment of its actions, policies and projects, taking into the account both ﬁnancial and environmental, social and governance criteria. The company's quest for long-term sustainable growth dates back to its creation over 110 years ago. Through this vision, the company stands ﬁrmly at the forefront of innovation and global efforts to bolster the ethical, technical and safety standards of plasma- derived medicines, blood transfusions and healthcare solutions. Multifaceted, transversal solutions are needed to address today's global challenges. Aware of this need, Grifols focuses on its long-term sustainable future. PLASMA – Contribute to reversing the risk regarding plasma supply and access to treatment – Continue to build a strong, globally diversiﬁed network of centers – Boost donation and donor commitment INNOVATION – Expand the portfolio of differential products through in-house and investee projects CUSTOMER CENTRIC – Intensify our commitment to patients and healthcare professionals in order to respond to their needs in an agile and innovative manner – Redeﬁne the approach with donors to build long-term relationships based on commitment to patients and society TALENT PROMOTION – Bolster efforts to attract and develop talent in a meritocracy-based work culture NEW BUSINESS MODELS AND EXPANSION – Promote public-private partnerships to advance countries' self-sufﬁciency in plasma medicines – Establish strategic alliances in key high-potential markets – Design new models of shared management at diverse operational levels to promote synergies SUSTAINABILITY – Continue building a sustainability culture through the analysis and evaluation of actions, policies and investment projects according to social, environmental and governance DIGITAL INNOVATION – Integrate digital transformation projects that contribute to business optimization

33 2021 Consolidated Directors' Report GRIFOLS CONTINUES TO ADVANCE IN THE EXECUTION OF ITS STRATEGIC PLAN There are a signiﬁcant number of patients who could beneﬁt from plasma-derived therapies considering that plasma-based solutions are often the only treatment option for many diseases. In fact, it is estimated that more than two million people in Europe suffer from one of the 12 most well-known rare diseases treatable with plasma-derived therapies, such as hemophilia and primary immunodeﬁciency. Over the years, Grifols has built an international network of over 360 plasma donation centers in the Science and innovation: together, moving society forward Grifols promotes and leads various advances and discoveries in scientiﬁc ﬁelds designed to enhance people's health and well-being as part of its commitment to patients, sustainable healthcare systems and social progress. The company promotes plasma science through Alkahest, whose innovative proteomics platform has already identiﬁed over 10,000 proteins from the human plasma proteome, some of which could become marketable drugs. Alkahest currently has four candidates in development for neurodegenerative disorders, cognitive impairment, neuromuscular and ophthalmological diseases. Grifols drives innovation beyond plasma therapies with GigaGen, specialized in the discovery and early development of recombinant antibody-based biotherapeutic drugs to treat immunodeﬁciencies, infectious diseases and immunotherapy-resistant cancers. More information on GigaGen and Alkahest in Chapter 7. Innovation. U.S. and Europe, enabling it to expand and diversify its access to plasma. The company will continue its efforts to raise awareness of the vital importance of donors in the global healthcare system. As part of its efforts to raise plasma awareness, the company carried out several campaigns in the United States and Europe to encourage people to donate plasma, while joining global pleas urging countries to take decisive action to boost their self-sufﬁciency of plasma medicines and reduce their reliance on third countries. In this way, the company's strategy centers on two main fronts: redeﬁning relations with donors to promote plasma donations and collaborating with governments on various initiatives and programs to improve countries' self-sufﬁciency of plasma therapies. Meanwhile, the focus remains on opening new centers and implementing measures to optimize plasma performance.

3 SUSTAINABLE GROWTH A solid business strategy and responsible approach have allowed us to advance in the execution of our strategic plan, preparing and strengthening the company to continue to take on new challenges. The strategic decisions made in 2021 were focused on three key pillars: reinforcing the global capacity of obtaining plasma; prioritizing our efforts in innovation by increasing and complementing the projects with the greatest potential; and continuing to promote our presence in new markets

Grifols advances in the execution of its strategic to create long-term value Revenues 4,933 million euros Investment efforts 1,310 million euros Liquidity 1,300 million euros Total Tax Contribution 556 million euros In 30 seconds

36 2021 Consolidated Directors' Report A COMMITMENT TO GROWTH Grifols made important progress on its strategic plan in 2021, enhancing its ability to assume challenges and take on new opportunities. The drop in plasma volumes resultant from pandemic-related constraints was the main driver of Grifols' operating and ﬁnancial performance. Revenues totaled EUR 4,933.1 million, declining by 3.7% (cc)1 and 7.6% taking exchange rate variations into account. Bioscience Division revenues fell by 5.9% cc (-10.1%) to EUR 3,815.0 million due to a decline in sales of intravenous immunoglobulins (IVIG), which were directly affected by the drop in plasma collections stemming from pandemic-related mobility restrictions and U.S. ﬁscal stimulus policies. This decline was partially offset by strong demand for the main plasma proteins in an environment of rising prices, particularly for immunoglobulins, which is expected to continue in 2022, and the sales contribution of new products such as Xembify®, VISTASEALTM and TAVLESSE®. Revenues of the Diagnostic Division grew by 3.5% cc (0.4%) to EUR 779.1 million. Especially noteworthy was the strong contribution of TMA (Transcription- Mediated Ampliﬁcation) molecular tests used to detect the SARS-CoV-2 virus and the sales upturn of blood typing solutions. The strong sales of these products helped counterbalance the impact of the mandatory termination of Zika testing in blood and plasma donations. The Hospital Division recorded an upswing in revenues as hospital investments and treatments gradually began returning to normal levels. Sales in 2021 grew by 20.3% cc (19.0%) to EUR 141.2 million, with robust performance from all business lines. The Bio Supplies Division achieved EUR 225.8 million in revenues, growing by +4.8% cc (+0.7%). In 2021, gross margin stood at 39.8% (42.2% in 2020). Besides the impact from lower plasma collection volumes, the gross margin was also affected by a higher cost per liter of plasma due to increased donor compensation and the absorption of ﬁxed costs. Grifols expects the cost per liter of plasma to fall as plasma collection volumes continue to increase. The net impact of COVID-19 on EBITDA totaled EUR 503 million in 2021. This ﬁgure primarily stems from lower plasma collection volumes (EUR 238 million) because of mobility restrictions and social-distancing measures, as well as ﬁscal stimulus programs in the United States. In 2021, the noted downturn in plasma volume had an estimated EUR 238 million impact on EBITDA. Lower production-capacity utilization and higher donor compensation had an estimated impact of EUR 183 million and EUR 150 million, respectively. These impacts were partially compensated by mid-single- digit price increases, operating cost savings and COVID-19 detection test sales, which added EUR 68 million to EBITDA. 1. Operating or cc excludes rate ﬂuctuations over the period. 2. Excludes transaction and restructuring and divestment costs. 3.Excludes non-recurring events such as COVID-19 impacts; amortization of deferred ﬁnancing costs related to reﬁnancing; amortization of intangibles associated with acquisitions; and IFRS 16. Grifols moved forward on its operating cost containment plan. In addition, an estimated EUR 40 million materialized in the 2021 proﬁt and loss account, offsetting the higher expenses recorded during the year following the integration of newly acquired companies, transaction and restructuring expenses, and the costs of rising inﬂationary pressures. All in all, reported EBITDA reached EUR 961.5 million, representing a 19.5% margin on revenues (24.8% in 2020). The adjusted EBITDA2 margin represents 20.6% of revenues. Underlying EBITDA was EUR 1,570 million and underlying EBITDA margin stood at 27.6% on revenues, excluding the net impact of COVID-19, transaction and restructuring costs for 2021 divestments totaling EUR 52 million, and exchange rate variations, which amounted to EUR 54 million. In 2021, innovation and productive investments continued to drive Grifols' sustainable long-term growth. Total R&D net investment amounted to EUR 329.3 million, representing 6.7% of revenue. Grifols' integration of the Alkahest and GigaGen platforms after acquiring their remaining capital, together with the Biotest investment, will notably bolster and diversify its innovation pipeline. The company advanced its capital expenditure plan (CAPEX), allocating EUR 280.9 million to expand the Bioscience Division's production capacity and promote growth in the other divisions. The ﬁnancial result amounted to EUR 277.8 million in 2021 (EUR 234.2 million in 2020, excluding the positive accounting impact of EUR 56.5 million from the Shanghai RAAS transaction registered in that period). The upturn in the ﬁnancial result is chieﬂy the result of higher ﬁnancial expenses from the issuance of senior unsecured bonds to ﬁnance the Biotest AG investment in the equivalent amount of EUR 2,000 million. The result from investments using the equity method primarily includes the actualized value of the GigaGen investment (EUR 34.5 million), following the purchase agreement in the ﬁrst quarter of 2021 to acquire the remaining capital. The effective tax rate stood at 24.3%, mainly due to variations in the geographical mix of the company's proﬁt. Reported net income amounted to EUR 182.8 million.

GRIFOLS 37

2021 Consolidated Directors' Report

> Grifols expedites the execution of its strategic plan in 2021

Grifols continued to work to encourage plasma donations and increase its plasma collection capacity in 2021. The acquisition of 40 plasma centers and opening of 14 new centers bolstered the company's plasma supply capacity by nearly 2 million liters per year. In parallel, the company also signed an agreement with ImmunoTek Bio Centers LLC to open 21 new plasma donation centers with a capacity to obtain 1 million liters of plasma per year.

Founded on both organic and inorganic growth, Grifols' expansion and diversification plan partially compensated for the adverse impacts in 2020, reinforced the recovery starting in 2021, and equipped the company to operate at its full potential when plasma donations return to normal levels.

At December 31, 2021, Grifols' global network comprised 366 donation centers, including 307 in the U.S., 57 in Europe; one in Egypt as part of a unique public-private partnership agreement with the Egyptian government to create the region's first integrated plasma platform to promote self-sufficiency in plasma medicines and expand the company's footprint in the Middle East and Africa; and another in Canada, testament to the company's commitment to increase access to plasma-derived medicines in the country.

Grifols' strategic transformation process also includes a divestment plan for non-strategic business lines. In 2021, Grifols divested its hemostasis business for USD 25 million dollars and agreed to sell its entire stake (86.83%) in VCN Biosciences to Synthetic Biologics. The blood bag business line, manufactured in the Las Torres de Cotillas (Murcia, Spain) and Campo Largo (Brazil) installations, has also been discontinued. Grifols continues to work actively on its non-strategic divestment plan, assessing its product portfolio and prioritizing growth and profitability in alignment with its long-term value creation strategy.

The reduction in plasma volumes as a result of COVID-19 is the greatest impact on Grifols' operating and financial results. The total net impact, in terms of EBITDA, is estimated at EUR 503 million in 2021

In millions of euros except % and EPS	2021	2020	% Var
NET REVENUES	**4,933.1**	**5,340.0**	**-7.6%**
EBITDA REPORTED	**961.5**	**1,324.0**	**-27.4%**
% Net revenues	19.5%	24.8%	
GROUP PROFIT	**182.8**	**618.5**	**-70.4%**
% Net revenues	3.7%	11.6%	
CAPEX	**280.9**	**308.1**	**-8.8%**
R&D NET INVESTMENT	**329.3**	**298.3**	**10.4%**
EARNINGS PER SHARE (EPS) REPORTED	**0.27**	**0.90**	**-70.4%**

	December 2021	December 2020	% Var
TOTAL ASSETS	**19,233.8**	**15,274.8**	**25.9%**
TOTAL EQUITY	**8,147.0**	**6,720.1**	**21.2%**
CASH & CASH EQUIVALENTS	**2,663.1**	**579.6**	**359.5%**
LEVERAGE RATIO	**5.41x (5.30cc) [1]**	**4.52x (4.63cc) [1]**	

1. Constant currency (cc) excludes exchange rate fluctuations over the period.

38 2021 Consolidated Directors' Report The Bioscience Division reported EUR 3,815 million in revenues in 2021. Grifols observed robust demand for its main plasma proteins, although pandemic-related mobility constraints and the U.S. government's ﬁscal stimulus policies both restricted the volume of plasma obtained. These circumstances led to a 5.9% cc (-10.1%) revenue decline in 2021. Sales of intravenous immunoglobulins (IVIG) were negatively affected, although were partially offset by a mid-single-digit price increase. Especially noteworthy was the uptick in demand for IVIG in the U.S. and Canada, and growth in subcutaneous immunoglobulins (Xembify®), which expanded by 55% cc. Grifols is preparing to launch these products in several European countries in 2022 after obtaining all necessary health authorizations. Alpha-1 antitrypsin revenues continue to grow in its main markets–Canada and the United States– where AlphaDTM, Grifols' free testing program to detect AATD, has beneﬁtted more than a million people. Demand is also strong in various European countries, including Germany, the Netherlands, Portugal and Italy. Grifols currently has three presentations to adapt treatments to patients' needs. In 2021, the company made further inroads to expand their availability in new markets like Japan and France. Albumin sales remained on their upward trend, driven by growth in China, where the company launched its third albumin (Plasbumin®) in July, in addition to other countries such as Saudi Arabia. Grifols continues to promote its specialty proteins to enhance its differentiated product portfolio. The positive sales performance of hyperimmune immunoglobulins contributed to the division's revenues. In 2021, the company launched HyperHEP B®, a new immunoglobulins anti-hepatitis B formulation that delivers antibodies using a unique and sophisticated caprylate chromatography process. In terms of new products, sales of the biological sealant were particularly robust. The sealant is designed and developed by Grifols to control surgical bleeding using a combination of two plasma proteins (ﬁbrinogen and thrombin) and marketed and distributed by Ethicon under the brand name VISTASEALTM. The contribution of TAVLESSE® (fostamatinib), used to treat chronic immune thrombocytopenia (ITP) in adult patients who are refractory to previous treatments, also continues to rise. At present, TAVLESSE® is available in ﬁve countries following its market launch in two new countries in 2021. Bioscience Division Revenues 3,815 million euros 77% of total revenues QQQQ Solid demand for plasma proteins QQQQ Contribution from new products New format for albumin in ﬂexible bags Grifols expands its albumin portfolio with the launch of ALBUTEIN FlexBag™ in 5% and 25% concentrations. The ﬂexible bag format offers a convenient, easy-to-use format for healthcare professionals. Grifols' alpha-1 antitrypsin available in Japan and France Patients with severe alpha-1 antitrypsin deﬁciency (AATD) in Japan can now be treated with Grifols' alpha-1 protease inhibitor. The company is marketing LynspadTM in collaboration with OrphanPaciﬁc. The product has also been launched in France. TAVLESSE® launched in three new countries TAVLESSE® (fostamatinib) was launched in France, Italy and Spain in 2021, joining Germany and the United Kingdom, where it was already available. This non-plasma product is the ﬁrst oral treatment from Grifols' Bioscience Division and a reﬂection of its efforts to expand and diversify its product portfolio under its agreement with Rigel Pharmaceuticals.

39 2021 Consolidated Directors' Report The Diagnostic Division remained on its upward trend in 2021, reporting a revenue increase of 3.5% cc (0.4%) to EUR 779.1 million following exceptionally solid performance in several countries in Europe, Latin America and ROW. Sales of Grifols' specialty diagnostic test to detect SARS-CoV-2 led to the higher sales of TMA- based (Transcription Mediated Ampliﬁcation) NAT technology solutions (Procleix® NAT Solutions). Sales of blood typing solutions also recovered, driven by strong sales in the United States. These upturns helped offset the impact of the end of mandatory Zika virus testing of blood and plasma donations. The division earned a CE mark for the Procleix UltrioPlex E and Procleix Babesia assays, evidence of its successful innovation, business and geographic diversiﬁcation strategy. The Procleix UltrioPlex E enhances transfusion safety by detecting the presence of human immunodeﬁciency virus (HIV- 1 and 2), hepatitis B virus (HBV), hepatitis C virus (HCV) and hepatitis E virus (HEV) in a single test, while the Procleix Babesia assay detects the tick- borne parasite, one of the most common causes of non-viral transfusion-transmitted infections (TTIs). In 2021, Grifols installed the ﬁrst semi-automatic DG Reader Net analyzer, used to facilitate pre- transfusion compatibility testing, in the United States. Grifols also elevated this product's leadership position in Asia after signing an agreement with the Korean Red Cross to supply 28 Procleix Panther devices, which will analyze around 94% of the country's blood donations. In Europe, the company began marketing two innovative Promonitor Quick solutions for ambulatory monitoring of inﬂiximab levels, a drug used to treat several chronic inﬂammatory diseases. Diagnostic Division Revenues 779 million euros 16% of total revenues QQQQ Notable sales contribution of SARS-CoV-2 detection tests, which grew 34% cc over 2020 Consolidation of NAT technology in Asia In 2021, Grifols won a ﬁve-year public tender for the Hong Kong Red Cross (HKRC) and another bid for the Korean Red Cross for its NAT solutions, while extending its agreement with the Taiwan Blood Services Foundation. Grifols is the only company with a test (UltrioPlex E) capable of detecting HIV-1, HIV- 2, HBV, HCV and HEV in a single assay.

40 2021 Consolidated Directors' Report The Hospital Division closed the 2021 ﬁnancial year with revenues of EUR 141.2 million, a 20.3% cc (19.0%) operating increase over the previous year. The gradual normalization of hospital investments and treatments spurred growth of all business lines. Especially noteworthy were U.S. sales of Pharmatech. This business line offers comprehensive solutions to hospital pharmacies, including the inclusiv® product portfolio, which comprises equipment, software and solutions to improve the safety and quality of sterile compounding preparations. Grifols is a leading provider of medical-compounding technology and services for hospitals, clinics and specialized centers. The division also recorded an upswing in sales of intravenous solutions, nutrition and medical devices, as well as albumin bags. It also reactivated its third- party manufacturing services. The Bio Supplies Division reported a 4.8% cc (0.7%) year-on-year increase in revenues, reaching EUR 225.8 million. The Bio Supplies Commercial Division, which offers biological products for non-therapeutic use, recorded revenues of EUR 112 million, an 8.6% cc decline (-11.9%). Third-party plasma sales grew by 12.1% in line with planned supply agreements. Hospital Division División Bio Supplies Revenues 141 million euros 3% of total revenues Revenues 226 million euros 4% of total revenues QQQQ Growth in all business lines

41 2021 Consolidated Directors' Report At December 31, 2021, Grifols had a solid balance sheet totaling EUR 19,234 million (EUR 15,275 million in December 2020). Strategic investments made in recent years to boost the company's plasma collection and accelerate innovation initiatives were key in reinforcing the group's growth. Of note was the 2021 investment in Biotest AG for the equivalent of EUR 2,000 million. The transaction is expected to close in the ﬁrst half of 2022 after all regulatory approvals have been obtained. Grifols also announced its strategic agreement with the Singapore sovereign wealth fund (GIC). Under the accord, GIC will invest USD 990 million in Grifols by acquiring a minority stake in Biomat U.S., a wholly owned Grifols subsidiary that operates 300 plasma donation centers throughout the United States. The optimization of working capital management continued to act as a lever to improve the group's ﬁnancial strength. Operating cash ﬂow generation totaled EUR 597.0 million. Inventories increased to EUR 2,259 million, with a turnover of 278 days compared to 237 days in December 2020 because of the higher cost per liter of plasma and higher plasma volume procurement in the second half of 2021. QQQQ Strategic investments have been key in driving the Group's growth QQQQ High and sustainable cash generation and liquidity positions Solid Balance Sheet Average collection and payment periods remained stable at 32 days (27 days in 2020) and 64 days (62 days in 2020), respectively. The average supplier payment period for the group's Spanish companies was 65.7 days, similar to the 2020 average of 71.6 days. At December 31, Grifols' liquidity position stood at EUR 1,277 million, including EUR 655 million in cash positions (EUR 580 million in 2020) and EUR 622 million in undrawn lines of credit. The Group maintains high and sustainable levels of operating cash ﬂow generation in a context of growth, corporate transactions, the continuity of CAPEX and R&D growth. The EUR 597 million reported in 2021 (EUR 1,110 million euros in 2020) enabled the company to allocate up to EUR 281 million to CAPEX (EUR 308 million in 2020) and a net investment of EUR 329 million to R&D (EUR 298 million in 2020). These investments underscore the company's commitment to its sustainable growth strategy and long-term vision. Equity At December 31, 2021, Grifols' equity stood at EUR 8,147.0 million. The share capital includes 426,129,798 ordinary shares (Class A), with a par value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a par value of EUR 0.05 per share. Grifols ordinary shares (Class A) are listed on the Spanish Stock Market and form part of the IBEX-35 (GRF). Non-voting shares (Class B) are also listed on the Spanish Stock Market (GRF.P) and the U.S. NASDAQ exchange (GRFS) through ADRs (American Depositary Receipts). In June 2021, Grifols paid an ordinary dividend with a charge to voluntary reserves totaling EUR 247.5 million. In September 2021, following the announcement of the Biotest acquisition agreement, the company shared its decision to implement several debt-reduction measures, including the suspension of cash dividend payments until debt falls below 4x EBITDA. The company expects to reach this target in 2023.

42 2021 Consolidated Directors' Report Grifols meets its liquidity and capital requirements using resources generated from its operating activities, as well as long-term external ﬁnancing. At December 31, 2021, Grifols' cash position was EUR 655 million and its liquidity position stood at EUR 1,277 million. Liquidity and capital resources Cash ﬂow from investment activities Net cash ﬂows from investing activities amounted to EUR 29 million, with the main variations related to the following concepts: • Second payment to Alkahest, Inc. of USD 126 million as part of Grifols' transaction to acquire its remaining shares (approximately 55%) for a total of USD 146 million. • Acquisition of the remaining stake in GigaGen for USD 80 million dollars. Following this transaction, Grifols now controls 100% of the U.S. biotechnology ﬁrm. • Acquisition of 25 BPL donation centers for USD 370 million. • Acquisition of 7 U.S.-based plasma donation centers from Kedrion for USD 55.2 million. • Capital expenditures (CAPEX) totaling EUR 280.9 million, primarily focused on new Bioscience Division production facilities, including the new immunoglobulin fractionation and puriﬁcation installations in Clayton and the albumin plant in Dublin, as well as the upgrade of the plasma fractionation, immunoglobulin puriﬁcation and albumin plants in Montreal (Canada). CAPEX was also allocated to several IT and digitization-related projects. • Strategic agreement with Singapore's sovereign wealth fund (GIC), which invested USD 1,000 million in Grifols' U.S. subsidiary Biomat U.S. Cash ﬂow for ﬁnancing activities Cash ﬂow for ﬁnancing activities increased to EUR 1,473 million in 2021, stemming primarily from the issuance of senior unsecured bonds in the equivalent amount of close to EUR 2,000 million to ﬁnance the Biotest AG investment, and dividend payouts of EUR 259 million. Cash ﬂows from operating activities In 2021, net cash ﬂows from operating activities amounted to EUR 597 million (EUR 1,110 million in 2020). Working capital fell by EUR 327 million due to the increase in inventory levels by EUR 294 million as a result of a higher cost per liter and a greater volume of plasma donations obtained through new centers and 2021 strategic acquisitions.

GRIFOLS 43 2021 Consolidated Directors' Report

Capital resources and credit ratings

At December 31, 2021, Grifols' net financial debt totaled EUR 5,828 million, excluding the impact of IFRS 16[4]. The net debt leverage ratio over EBITDA stands at 5.4x. Excluding COVID-19 impact, the ratio is 3.7x.

Throughout the year, the company continued to work actively to reduce its debt ratio to below 4x in 2023 and below 3.5x in 2024.

As part of these efforts, Grifols closed a strategic agreement with Singapore's sovereign wealth fund (GIC), which will invest roughly USD 1,000 million in Grifols U.S. subsidiary, Biomat USA, and also implemented a plan to divest its non-strategic business lines. The company also continues to make progress on its operating cost containment plan. Grifols optimized its financial structure in 2021, with over 60% of Grifols' debt linked to a fixed interest rate at the close of this report. In dollars (USD), this percentage rises to 76%, with 24% pegged to a variable interest rate. The average maturity is around six years. Grifols' financial structure would limit the impact of a potential interest rate hikes.

Following its issuance of senior unsecured bonds (Senior Notes) for close to EUR 2,000 million and a 7-year maturity to finance the Biotest AG transaction, Grifols received its first Fitch corporate rating, which joins Standard & Poor's and Moody's valuations. These analyses highlight Grifols' solid market position, robust vertically integrated business model and solid fundamentals, which will continue to generate important operating cash flows and help the company reduce its leverage.

Grifols is equipped to respond to the current challenges and is confident in its long-term growth strategy. The company will continue to monitor potential impacts on its operations and take all necessary mitigating measures.

The company works actively to reduce its net debt leverage ratio over EBITDA to below 4x in 2023 and below 3.5x in 2024

Current credit ratings	**Fitch**	**Standard &Poor's**	**Moody's**
Corporate rating	BB-	BB-	B1
Senior secured debt	BB+	BB	Ba3
Senior unsecured debt	B+	B	B3
Outlook	Stable	Negative	Negative

4. As of December 30, 2021, the impact of IFRS 16 on debt totaled EUR 873.7 million.

44 2021 Consolidated Directors' Report CAPEX AND INDUSTRIAL ACTIVITY Grifols continued to make progress on its capital investment plan in 2021, investing EUR 280.9 million to expand and enhance its production facilities. This amount is included in Grifols' Capital Investment Plan for 2018-2022 and reafﬁrms its commitment to growth and its long-term vision. The following section outlines the main investments in 2021: Grifols continued to make inroads on the start- up of its new plasma fractionation plant in North Carolina (United States), which will boast a fractionation capacity of 6 million liters of plasma per year. Construction has ﬁnalized, and the plant is expected to reach full production capacity in 2022. Construction also continued at the Clayton complex on the world's ﬁrst sterile puriﬁcation, dosing and ﬁlling plant for immunoglobulin in ﬂexible packaging. The plant, with a capacity of 6 million liters plasma equivalent per year, is projected to launch in 2023. Construction of the new albumin puriﬁcation, dosing and sterile ﬁlling plant in Dublin (Ireland) proceeds according to plan and is currently in the validation phase. The plant incorporates leading-edge sterile bag ﬁlling technology, already in use at Grifols' Los Angeles (U.S.) plant, which started manufacturing albumin in ﬂexible packaging in the ﬁrst quarter of 2021. In 2021, Grifols has continued to advance on its plasma-supply expansion plan by acquiring several donation centers from BPL and Kedrion, opening new plasma centers and entering collaborative agreements such as the one signed with ImmunoTek. At the end of 2021, the company opened its ﬁrst donation center in Cairo, Egypt, as part of a unique private-public collaboration with the Egyptian government, signed in November 2020. Through this initiative, Grifols will help promote the country's plasma self-sufﬁciency by increasing access to plasma and plasma treatments. The joint venture company between Grifols and Egypt's National Service Projects Organization (NSPO) entails the opening of 20 plasma donor centers in the country, as well as a plasma fractionation plant with an annual capacity of 1 million liters, a plasma protein puriﬁcation plant, a training academy, a logistics warehouse and a new plasma testing lab. Enhanced fractionation and puriﬁcation capabilities Investments to expand access to plasma The expansion of the ﬁbrin adhesive and topical thrombin production plant in Barcelona (Spain) is progressing as expected. When operational, it will expand production capacity to 3.3 million liters of plasma equivalent. Progress was also made to upgrade Grifols' facilities in Canada, acquired in 2020 from Green Cross. These installations include a plasma fractionation plant with a fractionation capacity of 1.5 million liters of plasma per year and two puriﬁcation plants. In other regions of the world, Grifols acquired its ﬁrst plasma donation center in Canada and continued to solidify its presence in China through its agreement with Shanghai RAAS. Grifols leads the industry in plasma procurement through its worldwide network of plasma donation centers, which represents a clear competitive advantage.

45 2021 Consolidated Directors' Report ACQUISITIONS AND CORPORATE TRANSACTIONS At the end of June, Grifols announced the strategic agreement reached with Singapore's sovereign wealth fund (GIC), which would invest USD 990 million in Grifols by securing a minority stake in Biomat USA via the acquisition of newly issued non-voting preferred shares. Biomat is a wholly owned U.S. Grifols subsidiary operating 300 plasma donation centers in the United States. All necessary regulatory approvals were obtained in November, including authorization from the Committee on Foreign Investment in the United States (CFIUS). In March 2021, Grifols announced the acquisition of 56% of the remaining share capital of U.S biotech company GigaGen for USD 80 million. This transaction reinforces Grifols' comprehensive innovation strategy of focusing on high-potential, value-added projects through both investee-led and in-house initiatives. The transaction was ﬁnanced with Grifols' own resources with no need to issue debt. GigaGen specializes in the early discovery and development of recombinant biotherapeutic drugs and is currently spearheading several internal GIC becomes a strategic investor Grifols completes the acquisition of GigaGen Under the agreement, Grifols continues to control all aspects of Biomat's management and operations of its plasma centers. In addition, all plasma collected at Biomat centers and its subsidiaries will be supplied to Grifols to manufacture plasma-derived medicines under a long-term contract. At the close of this report, Grifols has used the funds from this investment to repay debt as part of its efforts to progressively reduce its leverage levels. research projects, including the development of the world's ﬁrst recombinant polyclonal recombinant immunoglobulin and a portfolio of immuno-oncology therapies. Grifols acquired a 44% stake in GigaGen in July 2017 for USD 35 million through Grifols Innovation and New Technology (GIANT), which spearheads the group's investments in R&D+i and related projects.

GRIFOLS 46
2021 Consolidated Directors' Report

Agreement with ImmunoTek to open 21 plasma centers

Grifols confirmed its commitment to boosting its access to plasma to guarantee supply for patients and meet projections of growing demand of plasma-based therapies through an agreement with ImmunoTek Bio Centers LLC, signed in July 2021 with the aim of opening 21 new plasma centers with a capacity of 1 million liters of plasma per year.

Out of the total 21 centers included in the agreement, five were already operating at the time the agreement was announced. All centers are expected to be operational by October 2022.

Acquisition from Kedrion of seven U.S.-based plasma centers

In April 2021, Grifols reinforced its strategic plan to expand and diversify its plasma centers with seven new donation centers in the United States acquired from Kedrion. Valued at USD 55.2 million, this transaction gives Grifols immediate access to approximately 240,000 liters of plasma per year.

Grifols acquires 25 U.S.-based plasma centers from BPL

In March 2021, Grifols acquired 25 plasma donation centers in the U.S. from BPL Plasma Inc. for USD 370 million. The transaction, financed from own resources without issuing debt, enabled Grifols to immediately increase its plasma supply for fractionation by an additional 1 million liters.

This transaction is aligned with its strategy to solidify its position as industry leader in plasma collection by reinforcing and diversifying its vast network of centers to continue ensuring the supply of plasma-derived therapies to patients that need these essential medicines.

Biotest: a transformational investment


INTEGRATING BIOTEST'S PLASMA PROTEINS TO OPTIMIZE EACH LITER OF PLASMA
Fibrinogen
IgM
Sellador de fibrina
Antitrombina III
A1-Antitripsina
Factor VIII
Albumin
IgG
Biotest Plasma Economics
Grifols Current Plasma Economics
COMPLEMENTARY REVENUE FOOTP
17% Intercontinental
23% Middle East, Africa and France
BIOTEST
60% Europe
17% ROW
16% Europe
GRIFOLS
67% U.S.

Grifols and Biotest to join forces to increase the availability of plasma therapies for patients

47 2021 Consolidated Directors' Report Biotest: a strategic investment QQQQ By 2024, Grifols forecasts combined revenues of more than EUR 7,000 million, an EBITDA of more than EUR 2,000 million, an EBITDA margin higher than 30% and a leverage ratio below 3.5x In September 2021, Grifols announced its strategic investment in Biotest, a transaction that underscores the companies' shared commitment to work together to globally increase the availability of plasma therapies for the beneﬁt of patients around the world. An investment founded on synergies The investment in Biotest will signiﬁcantly reinforce Grifols' scientiﬁc and industrial capabilities, helping to increase the availability of plasma medicines and broaden its commercial footprint and R&D project portfolio. Following the opening of two new centers, Biotest now has 28 plasma donation centers in Europe. • Grifols and Biotest share similar values and corporate cultures based on their family origins. • The transaction contributes to improved proﬁtability and revenue per liter of plasma, providing leverage for more currently unused proteins and expanding Grifols' global network of donation centers. • Signiﬁcantly improved revenue and proﬁt margins starting in 2023 through new product launches. • Substantial revenues and cost synergies related to plasma medicine development, production and distribution. • Accelerated project-development pipeline. • Greater geographic balance in plasma supply and revenues. • Grifols will lead the industry in terms of capacity with over 20 million liters of plasma in 2021. Transaction timeline • Grifols agrees to acquire the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for EUR 1,100 million. This company owns 90% of Biotest AG's ordinary shares and 1% of its preferred shares. This ﬁgure includes a loan granted by Tiancheng (Germany) Pharmaceutical Holdings to Biotest AG for approximately EUR 313 million. • Grifols launches a tender offer to all shareholders to acquire the remaining ordinary and preferred shares of Biotest in cash for EUR 43 and EUR 37, respectively. • The German Federal Financial Supervisory Authority, the Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”) approves the offer document submitted, which outlines the terms and conditions of the voluntary public takeover bid (TOB) launched to all Biotest AG shareholders. • Grifols closes a c. EUR 2,000 million bond issue in record time to ﬁnance the Biotest investment, conﬁrming a positive reception among ﬁnancial investors and enabling a price uptick with an effective cost of 3.9% through a EUR 1,400 million bond at 3.875% and a bond in dollars equivalent to close to EUR 600 million at 4.75%, both with a 7-year maturity. • At the end of the acceptance period for the takeover bid for Biotest shares, Grifols has over 96% of the voting rights and 69.7% of the share capital. The offer has also been accepted for 43.2% of the preferred shares (non-voting rights). • The put period of the tender offer for the remaining common shares (voting rights) ends on April 21, 2022. This transaction is subject to various regulatory approvals and conditions. It is expected to close by the end of the ﬁrst half of 2022. SEPTEMBER 2021 OCTOBER 2021 JANUARY 2022

48 2021 Consolidated Directors' Report ADDITIONAL INFORMATION The transactions carried out with treasury stock during the 2021 ﬁnancial year are described in the consolidated annual accounts. On March 12, 2021, Grifols initiated a share buyback program of EUR 125 million. The purchase of Class A and Class B shares has been made on a pro rata basis in line with the company's bylaws. At December 31, 2021, Class A treasury shares amounted to 3,944,430 and Class B shares reached 5,070,530. There have been no signiﬁcant events subsequent to year-end, except for the end of the period for acceptance of the takeover bid for the Biotest AG shares. Grifols holds 96% of the voting rights and 69.7% of the share capital. The offer has also been accepted for 43.2% of the preferred shares. In addition, on February 2022 Grifols announced a collaboration with Endpoint Health, Inc., a precision- medicine therapeutics company dedicated to addressing urgent needs in immune-driven critical care, to develop an antithrombin (AT) therapy to treat disseminated intravascular coagulation (DIC) caused by severe sepsis or septic shock, a life- threatening response to infection. In exchange for a USD 10 million upfront investment, Grifols will become a 5% preferred shareholder at Endpoint Health. The Grifols 2021 Annual Corporate Governance Report forms part of the Consolidated Directors' Report. It is available on Grifols' corporate website and the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange Commission) website from the date of publication of Grifols' consolidated ﬁnancial statements. The Grifols 2021 Director's Remuneration Report forms part of the Consolidated Directors' Report . It is available at Grifols' corporate website and the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange Commission) website from the date of publication of Grifols' consolidated ﬁnancial statements. Grifols remains committed to its sustainable growth strategy. The main drivers behind the company's strategic plan for the coming years are innovation, with a concerted focus on developing a differentiated product portfolio; a customer-oriented approach to respond to the needs of both patients and healthcare professionals; continued global expansion; boosting corporate growth, with a spotlight on increased competitiveness; a solid human resources policy focused on talent attraction and development, ongoing training promoting cross-cutting initiatives and teams; and promoting sustainability to continue driving a long-term business model that recognizes and promotes environmental, social and corporate governance (ESG). The company advances its mission to expand and diversify its access to plasma in order to further increase supply and leverage all opportunities once plasma donations return to normal levels. Treasury stock Subsequent Events Annual Corporate Governance Report Directors' Remuneration Report Foreseeable Developments of the Group In this regard, the company is prepared for an upturn in plasma donations, expected to accelerate from the second quarter 2022. Recent production capacity and capital investments will also enable the company to boost its production of life-enhancing plasma-derived medicines and meet the increased demand seen in recent years. Grifols remains committed to its overriding goal to drive, explore and exploit its wealth of collective knowledge and innovative spirit to enhance patient care and further support healthcare professionals. The company's strategy of combining and prioritizing business optimization, globalization, innovation, digitalization, customer focus, talent development and sustainability will all contribute to achieving this overarching aim. .. Grants received correspond mainly to employee training and job creation. Public Grants THOUSANDS OF EUROS Grants Spain 176 United States 2,791

49 2021 Consolidated Directors' Report TAXES IN 2021: CONTRIBUTIONS, PRINCIPLES AND GOOD PRACTICES Grifols upholds its commitment to contributing to economic, social and industrial development, complying with the tax laws in force in the countries in which it operates and paying its fair share in those jurisdictions where it creates value. The company uses corporate structures based on commercial and industrial grounds, aligned with its business activity. It does not operate in territories qualiﬁed as tax havens. Grifols' Tax Policy establishes the principles governing Grifols' tax management. As a crucial element of corporate responsibility, taxation is overseen by Grifols' Board of Directors, which includes the approval and regular monitoring of the group's Tax Policy and its alignment with the reality of the business and its commitment to sustainability. The development of the tax strategy and tax compliance framework is the responsibility of senior management, under the supervision of the Board of Directors, although its implementation may involve other parts of the company involved in routine and non-routine tasks. The Board of Directors approves the company's Risk Management Policy, which establishes the basic principles and general framework for identifying, evaluating, controlling and managing all types of risks, including tax risks, faced by the company and its subsidiaries. The company's Audit Committee supervises the efﬁciency of the company's internal control, internal audit and risk management systems, including tax risks, and periodically reviews the internal control and risk management systems to ensure that the main risks are adequately identiﬁed, managed and reported. The Audit Committee is assisted by the Internal Audit Department in these functions. Speciﬁcally, the Internal Audit Department's responsibilities in relation to the company's risk management system are: Tax Contribution Governance The company does its utmost to develop cooperative relationships with tax authorities founded on respect, transparency and mutual trust. In this regard, on October 26, 2018, Grifols' Board of Directors adhered to Spain's Code of Good Tax Practices, conﬁrming the company's unequivocal commitment to transparency, good faith and cooperation with the tax agency. In reﬂection of its commitment to transparency, Grifols regularly provides information on its tax strategy and taxes paid. The company also reports and details disputes and possible litigation in tax matters in the Consolidated Financial Statements and in the information reported to market regulators. • To provide a guarantee in relation to risk management processes and the correct risk assessment • To assess risk management processes, including overseeing controls and procedures The Corporate Risk Committee oversees the management's responsibilities in terms of risk assessment, management and control and integrates risk management throughout Grifols via the company's risk management procedure. QQQQ Grifols recognizes the vital role of taxes to drive social progress QQQQ Grifols' actual effective taxation at global level increased to 43% in 2021 compared to 40.5% in 2020

50 2021 Consolidated Directors' Report Grifols strictly complies with the tax legislation of the countries in which it operates and with the OECD Guidelines for Multinational Enterprises. In the U.S., the company complies with, subscribes to and reports on the Tax Control Framework Questionnaire (2019) prepared by the U.S. Treasury Department. (IRS). This initiative complements the OECD Model Control of Tax Risks standard by including a “self- assessment” mechanism to cover the essential elements in the tax risk management and control system. The principles of Grifols' risk management and control system are subject to tax risks, which fall into the category of legal and regulatory risks. Grifols' transparency is reﬂected in its straightforward detailing of the taxes generated from three different areas: contribution per tax type, as distributed tax value and per geographic area. To this end, Grifols uses PwC's Total Tax Contribution methodology (hereinafter referred to as TTC) which measures the total impact of a company's tax payments. This method is consistent with the OECD approach that emphasizes the importance of the role of business groups in the tax system both as taxpayers (taxes borne) and tax collectors on behalf of third parties (taxes collected). This analysis has been carried out in the countries in which Grifols operates the most - Spain, the United States, Ireland and Germany. It includes: Regulatory Compliance Tax Contribution • Proﬁt taxes: taxes on proﬁts earned by companies such as corporate income tax, business tax and taxes withheld on payments to third parties • Property taxes: taxes on the ownership, sale, transfer or occupation of property • Taxes associated with employment: both paid and collected, which include employee income tax withholdings or social security payments made by both the employee and the company • Taxes on products and services: these consider indirect taxes on the production and consumption of goods and services, including VAT, customs duties, etc. • Eco-taxes: taxes on the supply, use or consumption of products and services deemed to affect the environment .. Balanced distribution of taxes borne and taxes collected 70% of taxes borne and 84% of taxes collected are associated with employment Taxes on proﬁts represent 19% of taxes borne Source: PwC 39% taxes borne 61% taxes collected 556 M€ QQQQ Grifols' total global tax contribution for 2021 amounts to EUR 556 million

GRIFOLS 51
2021 Consolidated Directors' Report

> Contribution per tax type

In the 2021 financial year, total tax contribution amounted to EUR 556 million, of which EUR 218 million corresponds to own or paid taxes and EUR 338 million to taxes collected. In both cases, the importance of employment-related taxes is especially relevant, accounting for 70% of total taxes paid and 84% of total taxes collected.


Total Tax
Contribution
Ratio*
43%

Source: PwC

In 2021, for every EUR 100 of profit before taxes borne, Grifols paid EUR 43 in taxes.

This represents an increase of 73% compared to 2020.

This ratio is 6% higher than the average reflected in the Paying Taxes study for the world as a whole.**

* The Total Tax Contribution Ratio is an indicator of the cost of taxes paid in relation to profits earned
**Latest report available from the 2020 financial year

> Tax value distribution in 2021

Grifols' different activities generate direct and collected taxes paid to the tax authorities. In general, these activities are highly integrated and can be classified into net interest, wages and salaries, taxes (borne and collected) and shareholder value.

The distributed tax value (DTV) ratio shows the percentage of the total value generated by Grifols is destined to the payment of taxes borne and collected from Public Administrations. The 25% of the value generated by Grifols has been paid to the Treasury through taxes borne and collected. This means that, out of every EUR 100 of value generated by the company in 2021, EUR 25 went allocated to the payment of taxes borne and collected (EUR 10 corresponds to taxes borne and EUR 15 to taxes collected).

The value generated by Grifols globally has increased from 19% in 2020 to 25% in 2021, representing an increase of 28%.


Taxes borne
10%
8%
Taxes Collected
11%
15%
Wages and salaries net of taxes collected
51%
46%
26%
13%
Shareholder value
8%
11%
Net Interests

Distributed tax value increased 28% in 2021

GRIFOLS 52

2021 Consolidated Directors' Report

Tax contribution per geographic area in 2021

Grifols' tax policy establishes a responsible approach to ensure good tax practices, embracing principles consistent with those set out in the OECD Guidelines for Multinational Enterprises (2011). It expressly states that Grifols has no presence in territories classified as tax havens and its business transactions with third parties in these territories or any other territories form part of its ordinary business activity.

Grifols is taxed on the profits generated in each country it operates. Spain, the United States and Ireland account for approximately 70% of the group's global income and the main industrial and R&D+i facilities are primarily located in these countries.



THOUSANDS OF EUROS	Profit*	Tax paid**	Total tax contribution***	%
Spain	(32.9)	27.3	159	29%
United States	224.0	34.9	325	58%
Ireland	(57.1)	5.2	31	6%
Germany	16.6	6.6	41	7%
Rest of the world	15.1	5.7	n/a	n/a

* Profit after tax in 2021, excluding dividends
** Net tax payable for 2021
*** Exchange rate used 1.1881 euro/dollar

Total Tax Contribution Ratio in the United States

33%

Distributed Tax Value: 21%

Total Tax Contribution Ratio in Ireland

10%

Distributed Tax Value: 24%

Tax contribution by country aligned with Grifols' business per geographic area

Total Tax Contribution Ratio in Germany

51%

Distributed Tax Value: 36%

Total Tax Contribution Ratio in Spain

61%

Distributed Tax Value: 30%

53 2021 Consolidated Directors' Report Grifols' tax policy • For Grifols, tax compliance is a core element, as well as a pillar of its economic contribution and social commitment. To this end, it has a policy of compliance and good practices in tax matters, which is publicly available on its website. The payment of required taxes fully aligns with the economic activities in all jurisdictions where the Group operates. • Grifols does not operate in territories classiﬁed as tax havens and its business transactions with third parties based in these or any other territories form part of its ordinary industrial and commercial activity. • In line with the taxation principles and recommendations of the OECD's Committee on Fiscal Affairs on international taxation matters, Grifols rejects artiﬁcially shifting results to these territories or taking advantage of the information opacity that these territories may offer. Transparency in tax-related matters is a core principle of Grifols' tax policy. • Grifols avoids signiﬁcant tax risks by implementing internal information and control systems, enabling tax matters to be managed with expertise and in an orderly manner. • Grifols' tax policy is guided by the reasonable and careful interpretation of the tax regulations in force in each jurisdiction. • Grifols consults with reputable independent tax advisors before making any business decision that may have a tax impact. • Grifols has established a transfer pricing policy for all transactions with related parties in line with the principles of the main competent international organizations. This policy is reviewed annually to avoid deviating from these principles. • Grifols understands and supports taxation that adequately correlates with the structure and location of its activities, resources, and human resources and the business risks assumed. • Grifols does not use artiﬁcial structures unrelated to its activity with the aims of reducing its tax burden or proﬁt sharing. • Grifols fosters a cooperative and ﬂuid relationship with tax authorities based on respect for the law, trust, good faith, reciprocity and cooperation. • Grifols collaborates with the competent tax authorities to seek solutions to achieve certainty and stability in the tax criteria applied by public administrations and to prioritize non-litigious means of resolving disputes. • In alignment with its commitment to transparency, Grifols does its utmost to provide complete information and documentation requested by tax administrations in the shortest timeframe possible. • On October 26, 2018, Grifols' Board of Directors adhered to the Code of Good Tax Practices. .

4 CORPORATE GOVERNANCE Since its origins, Grifols has believed in the power of “doing things right” to generate corporate value. Led by a diverse, professional and independent board of directors, the company's corporate governance structure strives to continue creating long-term, sustainable value. Honesty, ethics, integrity, independence, respect for human rights and regulatory compliance form the pillars of Grifols' business model. Every day, the company works to ensure these values permeate the entire organization.

Grifols 2030 Agenda Sustainability A commitment that is reinforced from our corporate governance Members Board of Directors 12 Female Board members 33% Independent Director 58% In 30 seconds

56 2021 Integrated Annual Report SOLID AND STRATEGIC CORPORATE GOVERNANCE Global organizations depend on a robust corporate governance structure and a strategic vision in order to generate long-term value for stakeholders and society. At Grifols, integrity, honesty, transparency and compliance with the highest ethical standards form the cornerstones of its organizational culture and corporate governance framework. The General Shareholders' Meeting serves as Grifols' governing body and ﬁnal authority on all decisions within its competence. Grifols encourages all shareholders to take part, requiring no minimum number of shares to attend the meeting. For the second consecutive year and in accordance with the law, Grifols held its 2021 Ordinary General Shareholders' Meeting on May 21 2021, exclusively through telematic means, via a remote connection and live broadcasting on the company's corporate website. Meeting participants reﬂected 80.6% of stock capital with voting rights. The votes delegated to the Board represented 97.3% of the quorum and 78.4% of the share capital. In this meeting, Grifols' shareholders endorsed the company's management and business plan. The Board of Directors is Grifols' highest decision- making body except for matters under the competence of the General Shareholders' Meeting. The Board of Directors deﬁnes general policies, corporate strategy and basic management guidelines, as well as ensures the company reaches its objectives and meets stakeholder expectations. Related or Associated Shareholders and Board of Directors, 30.8% Free Float, 59.1% Fidelity International Limited, 0.8% Blackrock, Inc, 3.0% Capital Research and Management Company, 5.0% Treasury Stock, 1.3% Class A, 62% Class B, 38% Source: 2021 Annual Corporate Governance Report Shareholder structure More information on Grifols' corporate governance is available on www.grifols.com In 2021, Grifols continued reinforcing its corporate governance bodies to advance as a responsible and transparent company, ﬁrmly committed to its diverse stakeholder groups. As part of these efforts, the company established a new Sustainability Steering Committee to complement the Sustainability Committee. At Grifols, the roles of the President and CEO are separated. Víctor Grifols Roura holds the role of non- executive chairperson, offering his strategic vision and vast experience to ensure shareholders' long- term interests. Since January 1, 2017, the group's top executive and management responsibilities have been shared by co-CEOs Raimon Grífols Roura and Víctor Grífols Deu. Annually, Grifols publishes its Corporate Governance Report, subject to approval by the Board of Directors. This report outlines Grifols' ownership structure, management framework, related party transactions and intragroup operations, risk control systems and management; internal control and risk management systems regarding the disclosure of ﬁnancial information, compliance with corporate governance recommendations and other relevant information.

57 2021 Integrated Annual Report Legal framework Grifols is a publicly traded company in Spain and the United States and complies with all applicable legislation in both countries. The company's regulations are frequently reviewed to align with and incorporate new guidelines and best practices into its regulatory frameworks. External regulatory framework • Spanish Company Act (Ley de Sociedades de Capital), Securities Market Act (Ley del Mercado de Valores) and other applicable Spanish regulations • Spain's National Securities Market Commission's (CNMV) Good Governance Code of Listed Companies • CNMV's Technical Guide 3/2017 on Audit Committees at Public-Interest Entities • CNMV's Technical Guide 1/2019 on Nomination and Remuneration Committees • U.S. Securities and Exchange Commission (SEC) guidelines • NASDAQ Corporate Governance Requirements • U.S. Sarbanes-Oxley Act of 2002 Internal regulatory framework • Articles of associations • General Shareholders' Meeting regulations • Board of Directors regulations • Internal codes and regulations • Corporate policies A listed company, with no extra-statutory or concerted actions Grifols S.A. share capital currently stands at EUR 119,603,705 and is represented by: • Class A shares: 426,129,798 ordinary shares with voting rights and par value of EUR 0.25, listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and the Continuous Market (SIBE). • Class B shares: 261,425,110 shares with non-voting rights but some economic preferential rights and par value of EUR 0.05, listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and the Continuous Market (SIBE). These shares have a preferred dividend of EUR 0.01 per share. Grifols has two American Depository Receipt (ADR) programs in the U.S: Level I ADR for its Class A Shares and Level III ADR for Class B Shares. Level I ADR are listed in U.S. dollars on the OTC markets and Level III ADRs are traded in U.S. dollars on the NASDAQ exchange. In order to protect the rights of Class B shares, Grifols bylaws establish that resolutions on speciﬁc “Extraordinary Matters” such as resolutions or amendments that directly or indirectly harm or adversely affect the rights, preferences or privileges of Class B shares, shall require the approval of the majority of currently outstanding Class B shares, in addition to their approval in accordance with the provisions of Article 17 of the bylaws (adoption of resolutions by simple majority of the present and/or represented capital). On the other hand, there are no extra-statutory agreements or concerted actions between shareholders. Furthermore, there are no restrictions (statutory, legislative or otherwise) on the transferability of securities and/or any restriction on voting rights.

58 2021 Integrated Annual Report For Grifols, mere legal compliance is not enough, which is why it goes a step further by regularly reviewing and updating the company's internal codes and regulations to ensure the highest standards of integrity, honesty and transparency in its corporate governance structure. Moreover, the Grifols Board of Directors approved three important policies to bolster the companies' ethical standards and commitment to human rights from the highest level of the organization. The new donor, patient and patient association, and human rights policies further reinforce the company's corporate governance, while speciﬁcally establishing its framework for action in relation to fundamental rights and freedoms. Ethical principles Grifols' operations and stakeholder commitments are founded on honesty, ethics, transparency, integrity and legal compliance. These values are actively promoted through the leadership of the Board of Directors and senior management team and have been embedded in the company's history and culture since its creation. Internal codes and regulations Grifols' global compliance program is formed by its Code of Ethics, Code of Conduct, Crime Prevention Policy and Anti-Corruption Policy, complemented by additional policies and procedures pertaining to speciﬁc legal domains, compliance risks and country-speciﬁc requirements. An ethical framework grounded on character and compliance CORPORATE POLICIES Through its corporate policies, Grifols shares its ethical principles throughout the organization. • Sustainability Policy • Policy on Communication and Contacts with stakeholders, institutional investors and proxy advisors • Internal Code of Conduct for matters relating to stock markets • Tax Compliance and Best Practices Policy • Risk Control and Management Policy • Board of Directors Remuneration Policy • Crime Prevention Policy • Anti-Corruption Policy • Policy on Director Diversity in the Composition of the Board of Directors • Environmental Policy • Energy Policy • Human Rights Policy • Donor Policy • Patient and Patient Organizations Policy GRIFOLS CODE OF CONDUCT • Adhered to in writing by all employees, including senior executives and board members • New hires receive speciﬁc training • The code is public and accessible to the entire workforce in Spanish and English on Grifols' corporate website and the employee portal • Any breach of the Code of Conduct by any member of the Grifols' workforce will be considered as a serious violation of their duties to the company and could motivate disciplinary action, including dismissal. In 2021, there were no disciplinary actions related to non-compliance with the Code of Conduct GRIFOLS CODE OF ETHICS • Governs the behavior of all Grifols employees, senior- level executives and administrative bodies • Explicitly endorsed and signed every year by board members, executives, managers and area/division leaders • The breach of Grifols' ethical principles could lead to disciplinary measures, including dismissal Grifols' internal codes and corporate policies are publicly available at www.grifols.com Grifols´ corporate policies are publicly available at www.grifols.com

59 2021 Integrated Annual Report GENERAL SHAREHOLDERS MEETING BOARD OF DIRECTORS LEAD INDEPENDENT DIRECTOR CO-CEOs APPOINTMENTS & REMUNERATION COMMITTEE AUDIT COMMITTEE SUSTAINABILITY COMMITTEE SUSTAINABILITY STEERING COMMITTEE EXECUTIVE TEAM Corporate governance structure BOARD OF DIRECTORS AUDIT COMMITTEE A COMMITTED BOARD OF DIRECTORS APPOINTMENTS AND REMUNERATIONS COMMITTEE SUSTAINABILITY COMMITTEE 11 meetings 97% attendance 6 meetings 94% attendance 5 meetings 100% attendance 4 meetings 100% attendance QQQQ In 2021, Grifols continued reinforcing its corporate governance bodies to advance as a responsible and transparent company, ﬁrmly committed to its diverse stakeholder groups, establishing a new Sustainability Steering Committee

60 2021 Integrated Annual Report The General Shareholders' Meeting held on May 21, 2021, approved the re-election of Víctor Grífols Roura as a member of the Board of Directors and the resignation of Ramón Riera Roca, as well as the reduction of the Board of Directors to 12 members. A WELL-BALANCED BOARD OF DIRECTORS Detailed information on the Board of Directors and their roles is publicly available on the corporate website: www.grifols.com VÍCTOR GRÍFOLS ROURA PROPIETARY DIRECTOR CHAIRMAN NON-EXECUTIVE STEVEN F. MAYER INDEPENDENT DIRECTOR AUDIT COMMITTEE ÍÑIGO SÁNCHEZ-ASIAÍN MARDONES INDEPENDENT DIRECTOR LEAD INDEPENDENT DIRECTOR SUSTAINABILITY COMMITTEE RAIMON GRÍFOLS ROURA EXECUTIVE DIRECTOR Co-CEO MARLA E. SALMON INDEPENDENT DIRECTOR APPOINTMENTS & REMUNERATION COMMITTEE - CHAIRPERSON ENRIQUETA FELIP FONT INDEPENDENT DIRECTOR SUSTAINABILITY COMMITTEE VÍCTOR GRÍFOLS DEU EXECUTIVE DIRECTOR Co-CEO THOMAS GLANZMANN OTHER EXTERNAL DIRECTOR VICE CHAIRMAN NON-EXECUTIVE SUSTAINABILITY COMMITTEE - CHAIRPERSON BELÉN VILLALONGA MORENÉS INDEPENDENT DIRECTOR AUDIT COMMITTEE CARINA SZPILKA LÁZARO INDEPENDENT DIRECTOR AUDIT COMMITTEE - CHAIRPERSON JAMES COSTOS INDEPENDENT DIRECTOR APPOINTMENTS & REMUNERATION COMMITTEE NURIA MARTÍN BARNÉS SECRETARY / NON-MEMBER APPOINTMENTS & REMUNERATION COMMITTEE SUSTAINABILITY COMMITTEE - SECRETARY / NON-MEMBER TOMÁS DAGÁ GELABERT OTHER EXTERNAL DIRECTOR VICE-SECRETARY AUDIT COMMITTEE - SECRETARY / NON-MEMBER APPOINTMENTS & REMUNERATION COMMITTEE

61 2021 Integrated Annual Report 58% independent directors 17% external directors 8% proprietary board members 17% executive directors 33% female board members 33% American 8% 40-50 years old 50% 50-60 years old 42% over 60 years old 100% in global expansion 42% in health and science 42% in ﬁnance 42% in business management 17% in digitalization 17% in legal affairs 33% in sustainability BALANCE DIVERSITY DIVERSE AREAS OF EXPERTISE AND EXPERIENCE QQQQ A diverse and well- balanced board in terms of competence, backgrounds, areas of expertise, nationalities, age and gender QQQQ Board members' areas of expertise reﬂect various industries including ﬁnance, healthcare, science and law, among others Board members have been reduced to 12 58% independent directors Separation of chairperson and CEO roles has been in effect since January 1, 2017 Appointment of an Independent Lead Director All committees are formed by non-executive directors, of which at least two are independent INDEPENDENCE

62 2021 Integrated Annual Report On a yearly basis, the Board of Directors carries out their own speciﬁc performance evaluation and every three years, in accordance with the Companies Act and the Good Governance Code of Listed Companies, the Board of Directors is assisted by an independent expert, whose independence is conﬁrmed by the Appointments and Remunerations Committee. In 2021, the Board of Directors assessed the quality and effectiveness of its operations, in addition to the performance of the company's chairman, co- CEOs and board committees. This evaluation was performed by Grifols' Board of Directors with the support of the Appointments and Remunerations Committee, the Secretary of the Board, and an external consulting ﬁrm, Russell Reynolds. Furthermore, board committees conduct their own assessments by stating their level of satisfaction or dissatisfaction with the performance of each committee and communicating whether they require additional resources to effectively perform their functions, prior to the last board meeting of the year. Grifols' co-CEOs contracts are standard with no special conditions for this type of agreement. Notwithstanding, in the event of a corporate takeover, they include clauses granting the co-CEOs the option of remaining in the company or ending their contractual relationship with an entitlement of the equivalence of ﬁve years of salary. In the case of termination by the company, or due to a change in the management structure of the company, the compensation would equate to two years of salary, in line with compensation agreements in comparable companies. The co-CEOs' contracts also establish a post- contractual non-compete clause. This clause entails that once the corresponding contract has expired and for a period of one year, they will not be able to provide services to any company similar in nature to Grifols. Furthermore, the co-CEOs' contracts establish the company's right to demand reimbursement of previously paid variable remuneration in two speciﬁc cases: ﬁrst, if payment does not adhere to the performance conditions or results required for their accrual; or second, if payment was made on the basis of data whose inaccuracy is subsequently proven. Grifols' remuneration policy for board members aspires to generate value for the company, while seeking sound and prudent risk management. It aligns with shareholder interests and strictly complies with best practices and regulations regarding the remuneration of directors of listed companies. During the 2021 ﬁscal year, the remuneration policy approved by the General Shareholders Meeting on October 9, 2020, has been in effect. This remuneration policy is substantially the same as the one in effect from 2017 to 2020 and among other principles and rationale, aims to compensate directors based on their dedication, qualiﬁcations and speciﬁc roles and responsibilities, while not undermining their independence. The policy also takes into account Grifols' economic and management objectives to mitigate exposure to excessive risk, and therefore provides for the possibility of including a variable in the annual remuneration of its senior managers and executive directors. Annual assessment of the Board of Directors and Committees Contract terms for Executive Directors Board remuneration Grifols' corporate governance evaluation process and areas evaluated are public and is available online at the Annual Corporate Governance Report: ASSESSMENT PROCESS The co-CEOs contract terms are publicly available in the Remunerations Report. QQQQ Grifols' remuneration policy for board members approved by the Ordinary General Shareholders' Meeting in 2020 has been in place throughout 2021

63 2021 Integrated Annual Report The remuneration of Grifols' directors consists of a ﬁxed allowance of EUR 100,000 per year for each member in line with their roles and responsibilities. In addition, directors who also serve as members or chairs of board committees receive additional remuneration, as does the lead independent director. Under no circumstances will a non-executive director receive more than EUR 150,000 per year in compensation for performing his or her duties. Board members who provide paid professional services to the company or group will not receive any additional compensation for their role as directors or executive directors. Remuneration systems for non-executive directors are not based on Grifols' shares, unless the directors retain shares until their resignation from the board. Executive directors' compensation is contingent upon the recommendations of the Appointments and Remunerations Committee, taking into account remuneration packages for similar positions in comparable companies based on the comparative analysis carried out by Grifols' Human Resources Department as reference points. The annual variable remuneration of executive directors is tied to the fulﬁllment of certain annual objectives, in the following manner: (i) 70% to the consolidated and adjusted amount of the group's net operating income (adjusted EBIT Holding) and (ii) 30% to the adjusted EBIT of the four divisions (Bioscience, Diagnostic, Hospital and Bio Supplies). Objectives are linked to Grifols' overall performance and evolution based on EBIT as a reference point, as it is considered the best metric for evaluating the executive directors' operational management. Variable payments require a 90% degree of compliance with the objectives set forth and in order to determine the applicable percentage of remuneration, various ranges (from 0% to 65% of the annual ﬁxed salary) have been established based on the attainment of EBIT-related objectives. This parameter is published every semester to facilitate transparency in the variable-compensation system. This variable remuneration system aligns with IBEX- 35 practices and according to the CNMV's 2020 Annual Report on the Remuneration of Directors of Listed Companies, all IBEX-35 companies have formal short-term (annual) variable remuneration plans for executive directors. These plans are generally based on internal parameters such as the evolution of the company's net proﬁt or operating results. In parallel, Grifols is working on updating its remuneration policy to adapt and align it with its strategic long-term priorities in the promotion and support of its successful business model, focusing on the sustainable creation of value for the common shareholder. As a result, Grifols is considering adjusting compensation amounts for each situation and in the next Remuneration policy it shall be included that 25% of short-term variable remuneration should be based on non- ﬁnancial metrics based off of ESG criteria. The new Remuneration Policy that will be applied to corresponding remunerations in 2022, has already been approved by the Grifols Board of Directors and is pending on endorsement at the General Shareholders Meeting. Remunerations that recognize the imperative to create long-term value

GRIFOLS 64 2021 Integrated Annual Report

The short-term variable remuneration of executive board members corresponds to the achievement of objectives set for the 2020 fiscal year and which have been paid for in the 2021 fiscal year.

SUMMARY OF GRIFOLS BOARD MEMBERS' REMUNERATIONS (THOUSANDS EUROS)

	Fixed remuneration	Remuneration for participation on board committees	Short-term variable remuneration	2021 total	2020 total
Tomás Dagá Gelabert	-	-	-	-	-
Thomas Glanzmann	100	50	-	150	100
Raimon Grífols Roura	895	-	-	895	1,171
Ramón Riera Roca	50	-	-	50	100
Víctor Grífols Roura	965	-	-	965	965
Víctor Grífols Deu	895	-	-	895	1,171
Belén Villalonga Morenés	100	25	-	125	125
Carina Szpilka Lázaro	100	50	-	150	150
Marla Elizabet Salmon	100	50	-	150	150
Steven Mayer	100	25	-	125	125
Iñigo Sanchez- Asiaín Mardones	100	50	-	150	150
Enriqueta Felip Font	100	25	-	125	100
James Costos	100	25	-	125	31

*Both executive directors have voluntarily waived the payment of the short-term variable remuneration to be received in cash that would have been payable to them for the fulfilment of 2020 objectives, which would have been payable in March 2021

Grifols currently does not have a long-term remuneration system in place because its executive directors already hold a significant number of shares in the company. This fact, along with the directors' clear desire to remain shareholders, ensures alignment with corporate interests and a firm commitment to continue creating long-term value for all Grifols stakeholders, including investors and shareholders.

Grifols' remuneration package based on its internal analysis is considered moderate and appropriate, especially when compared within stock market capitalization and other similar IBEX-35 companies as benchmarks; taking into account their size, global reach and core characteristics, as well as other firms operating in the plasma sector.

Moreover, the remuneration allocated to the Chairman of the Board of Directors differs from that of other directors based on his involvement and proven experience as a director and CEO; his vast knowledge of the company and the sector in which it operates; and the specific functions he performs in his capacity as non-executive chairman. The remuneration of the non-executive chairman consists solely of a fixed annual allowance equivalent to the fixed amount received during the 2016 fiscal year, with no variable compensation. When determining this remuneration, the additional functions performed were taken into account, in addition to other legal edicts established by the Companies Act for the position of chairman of the Board of Directors.

More information can be found in the Annual Remuneration Report: Access to Board remuneration policy

65 2021 Integrated Annual Report The Grifols' leadership team is responsible for managing the company pursuant to the strategy approved by the Board of Directors. Their core responsibilities include the ongoing pursuit of long- term growth, creating value for stakeholders, and maintaining robust risk management structures and internal controls. Grifols' executives boast broad experience in driving organic growth and a proven track record of effectively identifying opportunities and integrating successful acquisitions, which have been key to Grifols' transformation as a leader in global healthcare. The team convenes mainly around the Executive Management Board, which holds at least one meeting per month led by Grifols' co-CEOs. In 2021, Grifols' Executive Management Board convened 9 times. Amid a changing industry and international circumstances, the company recently established interdisciplinary committees aimed at addressing innovation, digitalization and environmental issues, among others. Thus, in 2021, the Sustainability Steering Committee was created. NAME POSITION Robert Jagt President, Hospital Commercial Division Matthew Murawski VP Bioscience Diagnostic Scientiﬁc Development María Teresa Rioné Chief Communications Ofﬁcer Joel Edward Abelson President, Bioscience Commercial Division Javier Sueiras Gil Chief IT Ofﬁcer Albert Grifols Coma-Cros Chief Scientiﬁc Innovation Ofﬁcer Lafmin Cleofus Morgan Chief Commercial Ofﬁcer Chris Healey President NA Corporate Affairs Alfredo Arroyo Guerra Chief Financial Ofﬁcer Sergi Roura Adell President, Commercial Tech Support Nuria Pascual Lapeña VP Corporate Treasury & Risk Management & Investor Relations & Sustainability Ofﬁcer Antonio Martinez Martinez President, Diagnostic Scientiﬁc & R&D Fernando Sebastian Rodriguez Haro VP Corporate Planning & Control Alberto Grifols Roura President, Bio Supplies Division Miguel Pascual Montblanch President, Commercial Operations Support Eduardo Raimundo Herrero Jiménez President, Bioscience Industrial Group Vicente Blanquer Torre Chief Quality Ofﬁcer Mateo Florencio Borras Humbert Chief Human Resources Ofﬁcer Daniel Fleta Coit Chief Industrial Ofﬁcer Antoni Jauma Fages President, Diagnostic Manufacturing Operations David Bell Chief Corp Development Ofﬁcer & Gral Counsel Montserrat Gaja Chief Human Resources Ofﬁcer David Christopher Dew President, Diagnostic Commercial Division Mr. Mateo Florencio Borras Humbert held the position of Chief Human Resources Ofﬁcer until June 2021 and Mrs. Montserrat Gaja Llamas has held the position since July 2021. QQQQ Grifols has speciﬁc committees to address key matters such as innovation, digital transformation and environment An Executive Committee with proven experience

66 2021 Integrated Annual Report Grifols has made signiﬁcant progress in recent years to incorporate sustainability into its business model and increase the value and positive impact generated by its operations. This ambition is reﬂected in Grifols' Sustainability Policy and the 2021-2023 Sustainability Master Plan which is integrated into the company's Strategic Plan, supports the Sustainable Development Goals (SDGs) and establishes a roadmap grounded around six main pillars. Grifols' pledge to sustainability is driven at the highest organizational levels and thoroughly integrated into its corporate governance to ensure compliance, coordination, execution and regular assessment of corporate objectives. In this way, Grifols continues to improve its economic, social, environmental and corporate governance performance while growing as a responsible, and transparent company committed to its diverse stakeholder groups. SUSTAINABILITY AS A STRATEGIC PRIORITY Integration into Grifols' corporate governance Sustainability Committee In 2020, Grifols reinforced its corporate governance with the creation of the Sustainability Committee. Delegated by Grifols Board of Directors, the committee deﬁnes the company's principles and commitments regarding environmental and social responsibility, as well as oversees the integration of ﬁnancial and non-ﬁnancial ESG criteria. The Sustainability Committee is formed by three directors: Thomas Glanzmann as president, Íñigo Sánchez-Asiaín Mardones and Enriqueta Felip Font. Núria Martín Barnés serves as non-member committee secretary. Sustainability Steering Committee The creation of the Sustainability Steering Committee responds to Grifols' commitment to long-term sustainability. Among its responsibilities, it deﬁnes and reviews the Sustainability Master Plan, aligned with the United Nations Sustainable Development Goals (SDGs). Led by the Investor Relations and Sustainability Department, the Sustainability Steering Committee reports to the Sustainability Committee. Its functions include promoting an ongoing dialogue to effectively identify and implement SDG objectives outlined in the Sustainability Master Plan, as well as integrate and coordinate the reporting of nonﬁnancial and corporate sustainability information, among others. Continous training as a key piece During 2021, all members of the Grifols' Board of Directors and the Sustainability Steering Committee received speciﬁc training regarding topics related to sustainability, including topics related to the regulation of non-ﬁnancial information, sustainable ﬁnance and investor expectations in matters of ESG, among others. This training was conducted by an independent third party independent which possesses extensive legitimate knowledge on sustainability. Moreover, several internal monographic sessions dedicated to sustainability have been conducted virtually. These seminars, which are designed for executives and employees with greater responsibility, were implemented by the Sustainability Steering Committee representatives, who casted light over: how sustainability is integrated into Grifols' corporate strategy, the daily efforts that the company has partaken in this area to bolster its performance, the path deﬁned for the following years and their alignment with the 2030 Agenda for Sustainable Development Goals of the United Nations. Sustainability Policy In 2020, Grifols' Board of Directors approved a new Sustainability Policy, designed to bolster the core principles and commitments on environmental and social responsibility and serves as the foundation for their integration into the Grifols' business model. BOARD OF DIRECTORS APPOINTMENTS & REMUNERATION COMMITTEE AUDIT COMMITTE SUSTAINABILITY STEERING COMMITTEE SUSTAINABILITY COMMITTEE

67 2021 Integrated Annual Report From theory to practice: the sustainability master plan Grifols' aim for sustainability permeates the entire organization and aims to reinforce a sustainable business model that creates value for all stakeholders, both today and in the future. These goals are reﬂected in the Sustainability Master Plan, through four core and two cross-cutting pillars, that enable Grifols to address fundamental global challenges such as global health equity, gender equality, access to high-quality education, the creation of decent work opportunities, and the ﬁght against climate change, among others. This comprehensive approach reﬂects Grifols' commitment and contribution to the United Nations Sustainable Development Goals (SDGs) and the 2030 Agenda. MASTER PLAN INNOVATION IMPACT ON SOCIETY ENVIRONMENTAL RESPONSIBILITY COMMITMENT TO PATIENTS AND DONORS ETHICAL COMMITMENT ENCOURAGING ETHICAL PRACTICES Our Aim: placing human rights at the core of our practices and having the highest ethical standards integrated througout the supply chain FOSTERING INNOVATION Our Aim: scientiﬁc progress addressing the needs of our patients, lead by our pioneering spirit and protecting the rights, safety and well-being of clinical trial participants. CARING ABOUT OUR PEOPLE Our Aim: employees feel they are part of a company that promotes diversity, continuous development, equal opportunities, gender equality and that strives to improve well-being at the workplace. FOSTERING HEALTH Our Aim: solid community where all donors feel valued for their commitment and understand their impact beyond compensation, and all patients receive the treatment they require. COMMITTING TO SOCIETY Our Aim: healthier and wealthier society, by positively contributing to social progress, supporting organizations and actively participating in local communities. EMBRACING NATURE Our Aim: advance towards the common good of having healthy places to live, work and play, by raising awareness of the need to protect the planet. OUR PEOPLE

68 2021 Integrated Annual Report CORE PILLARS OF GRIFOLS' CORPORATE GOVERNANCE Human rights Respect for human dignity and human rights underpins all of Grifols' operations. The fundamental principles of bioethics guide the company's research, development, production and marketing of its products to guarantee the safety and dignity of everyone involved in the value chain and ensure its activities follow an ethical approach. A range of regulations, declarations and codes–among them, the Universal Declaration of Human Rights (1948), the Declaration of Helsinki (1964) and UNESCO's Universal Declaration on Bioethics and Human Rights (2005)–are the cornerstones of these principles. Using international references (United Nations Global Impact, OECD Guidelines for Multinational Enterprises, UN Human Rights, and ILO Tripartite Declaration of Principles Concerning Multinational Companies) as a starting point, Grifols' global Human Rights strategy promotes and guarantees that human rights are respected throughout its operations through several measures: • They are integrated into the business model. • They evolve via continuous improvement processes. • They serve as the basis of training and engagement initiatives at all company levels. • They have quantiﬁable indicators to measure its degree of implementation and compliance. The Human Rights Policy is the foremost pillar of Grifols' commitment to human rights. Rather than a starting point, the policy is a compilation and continuous updating of the values already included in the Grifols Code of Conduct, which governs the activities of the group's employees and collaborators. In this policy, Grifols establishes the basic principles regarding the governance of human rights and a framework to identify, prevent, mitigate and redress negative repercussions (real or potential) that may occur because of its activities. It also provides Grifols clear guidelines to foster a culture of respect for human rights when interacting with its employees, plasma donors, patients, patient associations, clinical trial participants, the local communities in which it operates, suppliers, business partners and other stakeholders. Due diligence, aimed at identifying and prioritizing human rights effects in all activities of the value chain in order to integrate ﬁndings into the company's processes is the second pillar of the strategy. In 2021, Grifols began to reassess its due diligence processes using best practices identiﬁed both in house and externally. The company will use its ﬁndings to develop and implement a global model applicable to the entire organization. Finally, complaint mechanisms forms the third pillar of Grifols' human rights strategy. The company has a communication channel (Grifols Ethics Helpline) available to all employees and third-party collaborators to conﬁdentially report any concerns of ethical misconduct, including those that may violate or undermine human rights. This system strengthens the due diligence process and helps identify and address negative human rights effects. The Human Rights Policy is available at the Grifols' corporate website HUMAN RIGHTS STRATEGY HUMAN RIGHTS HUMAN RIGHTS POLICY DUE DILIGENCE COMPLAINT MECHANISMS

GRIFOLS 69 2021 Integrated Annual Report

DRIVING ETHICS AND INTEGRITY

The Grifols Ethics Helpline allows employees and outside collaborators to confidentially raise their concerns of legal non-compliance or misconduct.

All allegations follow a standard operating procedure and the Ethics Ombudsperson plays a key role in the process by reviewing all submissions and ensuring compliance-related allegations and complaints are properly channeled, investigated and resolved.

Grifols does not tolerate retaliation of any kind against those who in good faith report possible violations of applicable laws, rules and regulations or non-compliance with internal policies and procedures. Retaliation could lead to disciplinary action, including dismissal.

In 2021, the Grifols Ethics Helpline received a total of 290 allegations (169 in 2020), none of them related to corruption. Most of these allegations (225) took place in North America, 21 in Europe and 14 in other countries.

More information on the Grifols Ethics Helpline: http://grifols.ethicspoint.com

GRIFOLS ETHICS HELPLINE

	2021	2020	2019
General concern	17%	24%	20%
Workplace harassment	17%	20%	23%
Misconduct or inappropriate behavior	22%	11%	11%
Improper employment or disciplinary action	3%	6%	5%
Discrimination	9%	8%	11%
Conflict of interest	2%	0%	2%
Health, safety and environment	8%	10%	5%
Lack of quality, regulation or quality standards compliance	2%	1%	1%
Sexual harassment	3%	2%	3%
Others	17%	18%	19%


GRIFOLS

70 2021 Integrated Annual Report Crime prevention policy and criminal risk management system Grifols' Crime Prevention Policy stipulates its unequivocal rejection of the commission of crimes, criminal acts or other types of unethical behavior and its determination to combat them. Developed by the Criminal Risk Management System (CRMS), the policy is available to all employees and third parties on the corporate website. More so, in the face of public administrations, judicial and administrative bodies, and other third parties, the CRMS guarantees Grifols' ability to supervise, monitor and oversee its board members, executives, employees, subsidiaries and other individuals through effective crime-prevention measures. The CRMS is reviewed by an independent expert to ensure it complies with current legislation and includes sufﬁcient control measures, both in terms of its design and operational effectiveness, to prevent and detect crime. Anti-competition practices Grifols' Code of Conduct underlines its commitment to free competition and compliance with free- market regulations in all its countries of operation. The company forbids entering into agreements, written or verbal, that violate competition laws. These include, but are not limited to: price-setting; discounts or preferential terms of sale; division of markets, clients or geographic regions; and boycotting or refusal to do business with third parties. The company also prohibits conduct that hinders the development and maintenance of effective competition practices, for example: linked sales, abusive prices, market restrictions and price pressure. For Grifols, having a dominant position in the market is a responsibility and not just an advantage. The Crime Risk Management System includes the identiﬁcation and evaluation of potential risk scenarios related to anti-competitive practices. In 2021, Grifols had no conﬁrmed incidents of anti-competitive practices in the markets in which it operates. Money laundering Grifols has mechanisms, procedures and policies in place to prevent money laundering and address possible breaches detected in the course of its business operations. • Prevention: The Code of Ethics and Code of Conduct establish measures to prevent money laundering, serving as critical guideposts for the entire organization and its employees. Grifols' CMRS criminal risk analysis assesses the company's exposure to the risk of money laundering and terrorist ﬁnancing by identifying activities with the highest risk and the risk-control mechanisms in place to mitigate them. • Detection: The CRMS carries out routine controls to detect the risk of money laundering. The company also offers employees and third parties a communication channel (Grifols Ethics Helpline) to conﬁdentially report any concerns of ethical misconduct. • Reaction and response: Grifols' reaction-and- response protocol and sanctions system addresses claims of unethical behavior or irregularities, takes corrective actions if needed and prevents future occurrences. Grifols also cooperates with competent authorities in its countries of operation to combat money laundering and the ﬁnancing of terrorist activities, reporting any suspicious transactions and providing all information requested in compliance with current legislation. The ﬁght against bribery and corruption QQQQ Grifols prohibits conduct that hinders effective competition practices and had no conﬁrmed incidents of anti-competitive practices

71 2021 Integrated Annual Report Anti-corruption policy The company's Anti-Corruption Policy applies to all employees of Grifols, S.A., its subsidiaries and investee companies, as well as external collaborators. Several review processes are in force to ensure compliance with this policy as part of Grifols Global Anticorruption Program. Available to all employees and third parties on the corporate website, the policy outlines appropriate standards of conduct for interactions with public ofﬁcials or public organizations, as well as with individuals and entities operating in the private sector. It also sets forth the ethical standards that Grifols expects from its third party business and commercial partners. The company routinely offers training sessions for both new and current employees to ensure compliance with its anti-corruption policies and procedures, as well as supplementary training for employees whose roles entail frequent interactions with the market or who carry out functions related to the promotion of Grifols' products or services. Training sessions are prepared and implemented with different content and diverse formats and media. Trainings are tailored and taking to account the culture and language of the audience, as well as the different business divisions and functions. Compliance with the Anti-Corruption Policy is also reinforced through various review processes under Global Compliance supervision, according to the type of interaction to be carried out by Grifols. While particular attention is given to operations with higher risk, all compliance reviews of interactions with a government ofﬁcial, public agencies, Healthcare Professionals and/or Healthcare Organizations include the analysis and management of potential conﬂicts of interest. The review processes aim to cover the whole range of Grifols' activities in the market: those aimed at promoting Grifols' products, services and name; those that relate to Grifols R&D+i projects; those which purpose is to support the continuous education and knowledge of healthcare professionals; Grifols' relation with patient advocacy groups and public authorities. In 2021, 3,653 interactions between employees and government ofﬁcials or other professionals were reviewed. Additionally, Grifols' Internal Audit department regularly audits departments and business units, including the review and monitoring of anticorruption policy compliance when applicable. This process entails identifying process improvements carried out in the ethics and compliance domain and in other departments; the review of third-party contracts and agreements related to Grifols' international operations; the performance of due diligence of third parties and their certiﬁcations assuring compliance with Grifols' anti-corruption policy; and the performance of sample testing of expense accounts related to international transactions. External and independent audits are also conducted which review and evaluate different aspects of the Grifols Anti-corruption Program. The Global Compliance Review Board (GCRB) assist the Audit Committee of the Board of Directors in overseeing Grifols' Global Anti-corruption Program. The Global Compliance Review Board also provides senior management oversight; and assist the compliance function in accomplishing its mission by providing cross-functional input and resources as to the appropriateness and effectiveness of the Anti- corruption Program and promoting an ethical culture from the top, down to the middle management, and throughout the company's staff. If a potential case of corruption is identiﬁed, an internal investigation is always initiated with the involvement of the Internal Audit Department and/or Grifols' Legal Advisors, as applicable. Any such internal investigation is managed swiftly, adequately, with the involvement of all the relevant stakeholders as needed, and concluding with the appropriate action plan, including , if applicable, the corresponding remediation measures. Grifols enforces a “zero-tolerance” approach to acts of bribery and corruption. Under no circumstances, bribery and corruption are acceptable in Grifols, no matter how small. Further, Grifols does not tolerate retaliation of any kind against those who in good faith report a potential violation of applicable laws, rules and regulations, or noncompliance with internal policies and procedures. As described in internal procedures, violations of Grifols Anti- Corruption Policy may lead to disciplinary actions including termination of employment. In 2021, Grifols had no conﬁrmed incidents of corruption. QQQQ Grifols applies a “zero tolerance” approach to acts of bribery and corruption. There were no conﬁrmed incidents of corruption in 2021

GRIFOLS 72

2021 Integrated Annual Report

Anti-corruption training

As of December 31, 2020, more than 90% of employees whose roles and responsibilities place them at greater risk of witnessing acts of corruption (full and part time employees) had received special training on Grifols Anti- Corruption Policy and other internal controls that support it. Close to 40% received this training in 2020.

In addition to its continuous education efforts, Global Compliance is in permanent contact with Grifols employees to inform them of changes or novelties regarding policies and procedures, as well as relevant resolutions of public authorities such as the U.S. Department of Justice and the Spanish courts. These initiatives contribute to continuously fostering ethical conduct within the organization.

NUMBER OF EXECUTIVES INFORMED ON ANTI-CORRUPTION POLICIES AND PROCEDURES


11
1
11
22
Informed before 2021
Informed during 2021
Total

EMPLOYEES MOST LIKELY TO OBSERVE CASES OF CORRUPTION WHO HAVE RECEIVED SPECIFIC ANTI-CORRUPTION TRAINING


29
199
395
129
324
158
523
434
Trained before 2021
Trained during 2021
Total

EMPLOYEES MOST LIKELY TO OBSERVE CASES OF CORRUPTION WHO HAVE BEEN INFORMED ON ANTI-CORRUPTION POLICIES AND PROCEDURES


21
124
143
454
409
164
578
475
Informed before 2021
Informed during 2021
Total

● North America ● Europe ● ROW

99% of the workforce most likely to observe cases have been informed on anti-corruption policies and procedures

EMPLOYEES MOST LIKELY TO OBSERVE CASES OF CORRUPTION WHO HAVE BEEN INFORMED ON ANTI-CORRUPTION POLICIES AND PROCEDURES (BROKEN DOWN BY PROFESSIONAL CATEGORIES)

	Informed before 2021	Informed during 2021	TOTAL
Executives	3	18	21
Directors	15	98	113
Senior management	31	169	200
Management	40	168	208
Others	122	553	675
Total	**211**	**1,006**	**1,217**


1,8%
9,7%
16,8%
16,7%
54,0%
Informed during 2021

73 2021 Integrated Annual Report Anti-corruption measures for third-party collaborators The contracts also include a clause which authorizes Grifols to perform audits and terminate commercial relations in the case of non-compliance with anti- corruption norms. In addition to the aforementioned and the violation- alert system established for collaborators, partners and third parties, evaluated satisfactorily in line with Grifols' due diligence process, all employees are required to continuously monitor the day-to-day activities of the third parties they manage. Further to the above and additionally to the potential violation alerts system set forth for each third party that has successfully undergone Grifols due diligence process, Grifols' employees are also required to continuously monitor the day-to-day activities of those third parties that each of them manage. Such continuous monitoring system allows Grifols to be duly updated on the third party's internal organization, its market situation and the commercial activities executed in regard to Grifols' products and services. Both the potential violations alerts system and the continuous monitoring process aim at detecting possible red ﬂags and, as such, manage and resolve these adequately and as promptly as possible. All Grifols' commercial and business partners are subject to a thorough veriﬁcation process before any transactions are authorized or carried out. The third-party anti-corruption management program includes various control mechanisms for outside parties with whom Grifols intends to establish commercial or business operations as part of the Global Anti-Corruption Compliance Program. Before entering any commercial relationship with Grifols, third parties are subject to a thorough two-part veriﬁcation process: a ﬁrst phase, where Grifols establishes the legitimacy of the potential commercial transaction, and a second phase of due diligence, which includes an in-depth analysis of the third-party's organizational structure, key employees, business approach and corporate reputation, among other aspects. Furthermore, subsequent third-party contracts include current anti-corruption obligations, as well as an annex with a summary of Grifols' Anti- Corruption Policy. At least once a year, they are required to certify full compliance with the ethical standards outlined in this policy. In some cases, third-party collaborators, such as international distributors, are also required to complete online training periodically on anti- corruption issues, for instance, the U.S. Foreign Corrupt Practices Act (FCPA).

74 2021 Integrated Annual Report PROMOTING TRANSPARENCY AS A VALUE, DUTY AND COMMITMENT Interactions with healthcare organizations and professionals As a pioneer in the healthcare sector, Grifols has vast experience and expertise in patient behavior and disease management. Its ongoing interactions with healthcare organizations and professionals are grounded in utmost integrity and transparency and serve as a continual wellspring of new knowledge, ideas and insights. Leveraging this expertise is crucial to guide the industry and enhance the quality of patient care and treatment options. The Grifols Global Compliance Program establishes internal processes and procedures regarding transfers of value to healthcare professionals and organizations, including their approval on behalf of the competent committees. In the U.S., the Sunshine Act (PPS Act) – also known as the Open Payments Program or Transparency Reports and Reporting of Physician Ownership or Investment Interests – requires manufacturers and group purchasing organizations (GPO) of pharmaceuticals, biologicals, medical devices and medical supplies to itemize all information relating to payments and transfers of value made to certain healthcare organizations and professionals, such as physicians and teaching hospitals. Under the PPS Act, manufacturers and group purchasing organizations must disclose if a physician has ownership interests in said companies. Every year in June, the Centers for Medicare and Medicaid Services (CMS) publishes information extracted from these reports, including the amounts transferred and names of reported healthcare practitioners and organizations. Grifols has a speciﬁc policy and procedure in place that describes how it implements its transparency program to ensure compliance with U.S. federal and state reporting obligations. In the United States, Grifols adheres to both the Pharmaceutical Research and Manufacturers of America (PhRMA) and Advanced Medical Technology Association (AdvaMed) Codes on Interactions with Healthcare Providers, including continuing to evolve our compliance program as the codes are updated (AdvaMed in January 2020; PhRMA in January 2022). Both codes focus on reinforcing ethical standards and principles when interacting with the healthcare community, despite some variances in application depending on the type of interaction. According to its principles, this means that Grifols can also hire healthcare professionals as consultants or advisors as long as their qualiﬁcations and expertise respond to a speciﬁc need, they are paid fair-market value and their relationship with the company is formalized via a written contract. Grifols also complies with all local state regulations. For example, in accordance with California's Health and Safety Code, Sections 119400-119402, Grifols has a total ﬁxed annual limit of USD 1,500 for promotional materials, gifts, and other items or activities that it may provide to an individual healthcare professional who practices in the State of California. Grifols maintains its transparency-training program for new hires and current employees whose roles include regular interactions with U.S. healthcare organizations and professionals. In 2021, 105 employees (approximately 5% of all Grifols employees who received training in 2021) received transparency-speciﬁc training on U.S. requirements. This represented 3% of the total training given at a global level in 2021. The company also has a quarterly sub- certiﬁcation process to promote data integrity, facilitate compliance with external transparency requirements, and enhance the certiﬁcation of decision-makers to ensure accountability is evenly and globally applied throughout the organization. QQQQ More than 80% of total transfers of value reported in the U.S. and Europe are related to R&D Grifols' corporate website includes a methodology note and speciﬁc reports on transfers of value to healthcare professionals and organizations in concrete countries: www.grifols.com

GRIFOLS 75 2021 Integrated Annual Report

In Europe[1], Grifols voluntarily adopted practices outlined in Chapter 5 of the European Federation of Pharmaceutical Industries and Associations (EFPIA) Code and made them extensive to all corporate divisions and operations in 2015. In 2021, for the sixth consecutive year, Grifols disclosed all payments and transfers of value regarding prescription medicines and medical devices to healthcare organizations and professionals in the diverse European countries as defined by EFPIA. The company has policies and procedures in place outlining its transparency program and compliance with this initiative. As a member of MedTech Europe, Grifols also integrates its transparency guidelines in its Code of Ethical Business Practice, alongside the Grants carried out in 2020. In addition, Grifols discloses all information related to country-specific transfers of value in compliance with local regulations.

(1) The following countries are included within the EFPIA Code: Austria, Belgium, Bosnia-Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Iceland, Italy, Latvia, Lithuania, Malta, North Macedonia, Norway, the Netherlands, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine and United Kingdom.

Aggregate sum of transfers of value

In 2020, Grifols distributed EUR 13.4 million in transfers of value under EFPIA criteria. This reflects a 14% decrease since 2019 due to pandemic-related restrictions, which caused many scientific events to be cancelled or adapted from in-person to virtual events. R&D transfers of value stood at EUR 11.34 million, representing 84.4% of the total. Spain generated 54% of total transfers of value in Europe and 92% of R&D-related transfers.

Under the Open Payment Program, in 2020, Grifols' transfers of value in the U.S. amounted to USD 7.2 million, a 22% increase compared to the USD 5.9 million transferred the previous years. Despite a 36% decrease in compensation for services due to fewer pandemic-related events and travel, R&D-related activities increased by 49%, including collaborations with third parties and sponsorship of research studies.

Breakdown of value transfers by type in Europe[1]

	2020		2019		2018	
	Euros	**%**	**Euros**	**%**	**Euros**	**%**
Services	539,293	4%	1,113,493	7%	1,082,272	9%
Contributions toward cost of events HCP	21,443	0%	436,741	3%	311,021	3%
Contributions toward cost of events HCO	1,334,663	10%	2,361,468	15%	1,737,080	14%
Donations	199,827	2%	409,521	3%	363,957	3%
R&D collaborations with third parties[2]	11,346,476	84%	11,339,366	72%	8,849,275	72%
TOTAL	**13,441,702**	**100%**	**15,660,589**	**100%**	**12,343,606**	**100%**

(1) Transfers of value in Europe in accordance with the definition of the EFPIA code.
(2) Includes research grants. Research data is included in accordance with the definition of EFPIA code, but does not reflect the total amount invested by Grifols in R&D.

Breakdown of value transfers in the U.S.

	2020		2019		2018	
	USD	**%**	**USD**	**%**	**USD**	**%**
Services	649,483	9%	1,017,565	17%	979,471	11%
Contributions to professional healthcare events	290,127	4%	671,040	11%	631,180	7%
Grants	-	-	15,000	-	99,000	1%
R&D collaborations with third parties	4,552,923	63%	3,890,209	65%	7,373,724	79%
Investigator sponsored research	1,772,579	24%	355,383	6%	201,882	2%
TOTAL	**7,265,112**	**100%**	**5.,949,196**	**100%**	**9,285,257**	**100%**

76 2021 Integrated Annual Report Management of public affairs Advocacy is a legitimate activity and an essential component of the democratic process, allowing interest groups to share their perspectives and concerns with public ofﬁcials. For Grifols, this involves raising awareness in political circles on the unique nature of plasma-derived medicines and the importance of unrestricted access to these life-sustaining therapies in healthcare centers. The Grifols Code of Conduct and Anti-Corruption Policy offers guidelines and standards of interaction between Grifols and public ofﬁcials. Grifols is committed to meeting the highest ethical standards in the Company's interactions with government ofﬁcials. These include an obligation to act with integrity and provide transparency in our interactions. In the U.S., Grifols complies with all federal, state and local regulations by submitting regular transparency ﬁlings, that include lobbying expenditures, to the U.S. Congress as required by the Lobbying Disclosure Act (LDA). In this sense, Grifols does not make political campaign contributions to any candidate or government ofﬁcial. As of 2019, Grifols is registered in the European Union Lobbying Transparency Register, whose Code of Conduct conveys the principles governing the rules of behavior for EU institutions. Through this registry Grifols discloses its activity with EU institutions and is able to participate on EU Commission Public Consultations with a primary focus on legislation and policies related to blood and plasma as well as healthcare. The company is also a member of three other organizations listed on the European Union Transparency Register: the Plasma Protein Therapeutics Association (PPTA), the European Confederation of Pharmaceutical Entrepreneurs (EUCOPE) and MedTech Europe. 2020 2019 2018 Lobbying Expenditures in the U.S. as Reported Under the LDA. These amounts reference lobbying expenses, not political campaign contributions. Grifols does not make political campaign contributions in the U.S. USD 510,000 USD 510,000 USD 550,000 Estimated annual costs related to activities covered by the European Transparency Register EUR 100,000-199,000 EUR 50,000-99,000 EUR 50,000-99,000 Joining efforts to promote plasma donations In 2021, much of Grifols' efforts focused on promoting plasma donations to ensure patients' access to essential plasma medicines, critical to their quality of life. Through the PPTA Grifols collaborates as part of the industry to strengthen the European Union Directive and ensure it meets the needs of patients who require plasma donors and plasma-derived medicines. The EU's legislative review on blood, tissues and cells offers a unique opportunity to reinforce this legal framework to increase donors and patients protection while reducing excessive third countries dependencies on plasma supply, essential to produce plasma-based therapies. More details on this initiative: PPTA Position Paper on the EU BTC https://vault.netvoyage.com/neWeb2/delView.aspx?env=%2FQ18%2Fq%2Fc%2Fx%2Fw%2F~210914122336155.nev&d n=1&v=1&dl=1&p=0&e=&t=NDXe%2Fxy5ym7%2B2isFGuGOwpMfU30%3D&cg=NG-N9RHSZR6&hd=1&nf=N&s=VAULT- KQLPCIA5 EU Position Paper: Europe Needs to Collect More Plasma https://vault.netvoyage.com/neWeb2/delView.aspx?env=%2FQ18%2Fy%2Fa%2Fq%2Ft%2F~210518030316989.nev&d n=1&v=3&dl=1&p=0&e=&t=DyPihRGaVwrJM8ly24LYJUxbveU%3D&cg=NG-N9RHSZR6&hd=1&nf=N&s=VAULT-PVPGFHJ2

77 2021 Integrated Annual Report PRIVACY AND PROTECTION OF PERSONAL DATA Technological advances open up countless opportunities, while posing challenges to ensure the protection and privacy of personal data. As an essential part of its scientiﬁc research, talent management and interactions with donors and patients, among other activities, the company processes the personal data of numerous stakeholders. However, since transparency is fundamental to building strong relationships with stakeholders, Grifols does its utmost to guarantee the privacy and protection of stakeholders' personal data, as well as prevent data breaches and IT system failures. Grifols complies with all applicable data protection laws and only works with suppliers that guarantee sufﬁcient data-protection integrity and safeguards. Grifols has a Global Privacy and Data Protection Policy that is mandatory for all employees. The policy deﬁnes the company's framework for processing personal data in its diverse markets of operation, outlines the principles concerning personal data protection and security measures and their implementation. The entire Grifols staff receives training on the Policy. In 2021, Grifols ensured all group employees likely to process personal data had access to speciﬁc personal data and privacy awareness training through the Grifols Training Platforms. In particular, 1,698 employees in Grifols European companies had access to GDPR training (“General Data Protection Regulation”), the European Union data privacy regulation. Grifols has rigorous (technical and organizational) security measures and insurance policies to protect the organization's assets and users in a cyber-environment while also maintaining the conﬁdentiality of personal data and medical information collected in plasma donation centers and clinical trials. The company has numerous processes and systems in place to protect against the loss, unauthorized access, improper use or alteration of personal information of plasma donors and clinical-trial subjects. All protocols in Grifols' clinical trials adhere to the guidelines established by the European Medicines Agency's Good Clinical Practice ICH E6 (R2) and U.S. Food and Drug Administration standards. All audits performed in clinical trials and pharmacovigilance procedures include a compliance review of applicable privacy regulations. QQQQ Grifols complies with all data protection laws and has rigorous security measures

78 2021 Integrated Annual Report CYBERSECURITY Grifols' security and cybersecurity policies are executed through several channels, including a regulatory framework, decision-making and control bodies, internal cybersecurity and cyber risk management functions, as well as specialized external services. Together, these functions effectively protect the safety of the information and assets handled by Grifols IT systems, always ensuring the correct operation of the company. Through its core principles, the policy ensures Grifols' information and telecommunications systems have acceptable levels of cybersecurity and resilience; strengthens the company's capacity for prevention, detection, reaction, analysis, recovery, response, research and coordination in the face of new threats; and raises awareness of cybersecurity risks among staff, collaborators and third parties. Grifols' cybersecurity management model is based on international and national regulations, using all the means possible in proportion to detected threats. The company has the required resources to ensure a corporate environment that supports its business objectives and cybersecurity goals. Its rigorous procedures, tools, leading-edge technologies and insurance policies protect the organization's assets and users in a cyber-environment. Furthermore, the company regularly reviews the risks arising from the use of third-party or cloud-based services, with deﬁned requirements for security, privacy and compliance with applicable regulations. As preventative measures, Grifols also has a robust IT-cybersecurity incident-response system, which includes contingency plans to guarantee, at all times, the continuity of its operations in the event of an attack. In 2021, Grifols recorded no relevant cyberattack incidents that affected the normal development of its operations. There were no reports of theft and/or loss of sensitive data and damage of physical assets because of cyberattacks.

79 2021 Integrated Annual Report RISK CONTROL AND MANAGEMENT Grifols' risk management system extends to all companies in the group, including investee ﬁrms. Grifols' risk control and management policy provides greater security to patients, donors, employees, shareholders, customers, suppliers and other stakeholders through rigorous systems designed to prevent, control and manage risks to which Grifols is exposed. This policy forms part of a comprehensive risk control and management system based on the principles of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and includes the following elements: governance and culture; strategy and objectives; performance; review; information, communication and reporting. The Board of Directors, through the Audit Committee, oversees the effectiveness of the risk control and management system to ensure the company reaches its corporate and strategic objectives and meets stakeholder expectations. For its part, the Corporate Risk Committee supervises the leadership team's responsibility in evaluating, managing and controlling risks, and integrating risk management at Grifols via the risk management process. The risk control and management system is founded on the following principles: 1. Establishment of a risk tolerance framework, which includes the levels of risk the company deems acceptable and are consistent with its objectives. 2. Leadership from management, who will provide the necessary resources. 3. Integration in management processes, especially those related to strategy and planning. 4. Separation of duties between the business area and the areas of supervision and assurance. 5. Comprehensive and harmonized management, so that all risks are managed through a common process of identiﬁcation, assessment and treatment. 6. Continuous improvement through periodic reviews of the suitability and efﬁciency of applying the system and the best practices and recommendations regarding risks. Principles of Grifols' risk control and management system At Grifols, risks are grouped into the following categories • Strategic risks: Risks that can affect the company's business strategy and strategic objectives, including market uncertainties and sociopolitical and reputational risks. • Financial risks: Risks that can affect cash ﬂows if not effectively managed, leading to a loss in revenue, shareholder value or the overall stability of the organization. Financial risks also include contingent liabilities and other off-balance sheet risks. • Operational risks: Risks related to direct or indirect economic losses resulting from inadequate internal procedures, technical failures, human error and speciﬁc external events. Operational risks also include information technologies. • Cybersecurity risks: Risk of breaches or attacks on information systems by malicious insiders and outsiders of the organization. • Environmental, social and governance (ESG) risks: ESG-related risks that may impact the organization, including climate change, human capital and breaches of laws, regulations, internal standards, ethical value and contracts. Governance risks also include fraud and corruption risks. • Legal and regulatory risks: Risks arising from new or modiﬁed legislation, regulation and interpretation. At the time of writing, Grifols has adopted the measures it considers necessary to mitigate any effects arising from the aforementioned events. QQQQ Grifols speciﬁcally addresses ESG risks in its risk management system, including those related to climate change, human capital and its corporate governance For more details on risks related to climate change and its mitigation, see the environment chapter.

5 FROM DONOR TO PATIENT We are the bridge between donors and patients. Plasma is the essential raw material that makes plasma therapies possible to improve the quality of life and well-being of our patients. Without donors' generosity, this would not be possible. Our network of plasma donor centers is the largest in the world and meets the highest standards of safety, transparency, and commitment. We set a benchmark for society, because daily we advance our commitments to go beyond just the legal requirements

In 30 seconds Grifols 2030 Agenda 5 commitments Donors and patients give meaning to what we do Socioeconomic impact of plasma centers 6,120 million euros +5.5% vs 2020 Social value generated for our patients 22,680 million euros Coagulation factors donated since 2014 +300 million IU +8,200 people from developing countries treated

82 2021 Integrated Annual Report Millions of patients around the world receive the plasma medicines they need thanks to the generosity of plasma donors “My father suffers from a chronic and genetic obstructive pulmonary disease. Donating plasma helps produce the same medicine which he uses to combat his disease. For me, it is personal.” “I have been living with chronic inﬂammatory demyelinating polyneuropathy (CIDP) since 2010. If I could tell a donor anything, it would be how grateful I am for their selﬂess act of plasma donation. I also extend my gratitude to the staff in donation centers and manufacturing plants for their dedication in making my treatment with intravenous immunoglobulin possible. Thank you.” Hannah, Germany

83 2021 Integrated Annual Report GRIFOLS TRANSFORMS DONORS' GENEROSITY INTO LIFE-SAVING TREATMENTS FOR PATIENTS WORLDWIDE Donors and patients have always been at the heart of Grifols' activities and for over 110 years, Grifols has helped people live longer and healthier lives through its four main divisions, by focusing on the production of essential plasma medicines (Bioscience Division), the development of innovative diagnostic systems (Diagnostic Division), services to boost hospital-pharmacy operations (Hospital Division) and biological products for non-therapeutic use in medical tests (Bio Supplies Division). Millions of DONORS donate PLASMA in centers located in the United States, Europe, Canada, Egypt and China GRIFOLS produces PLASMA-DERIVED MEDICINES using human plasma donations Thousands of PATIENTS with a variety of conditions beneﬁt from plasma-derived therapies PLASMA DONORS MEDICINES PATIENTS The process of converting donated plasma into a plasma-derived medicine takes an average of 9-to-12 months Bolstering our commitment: donor and patient policy In 2021, Grifols further reinforced its commitment to donors and patients by establishing a Policy for Donors and another for Patient and Patient Organizations, both of which are global and enterprise-wide. These policies establish and outline the guiding principles and general framework governing the organization's interactions with donors, patients and patient associations. Both policies are available on Grifols' corporate website at www.grifols.com. For Grifols, donors are especially important as main plasma-derived medicines cannot be artiﬁcially created or manufactured in a lab. These therapies are only possible thanks to the generosity of donors, who help enhance the lives of thousands of people around the world.

84 2021 Integrated Annual Report PLASMA: AN ESSENTIAL RAW MATERIAL TO IMPROVE PATIENTS' HEALTH What is plasma? Plasma is an essential raw material used in the production of plasma-derived therapies that are used to treat potentially life-threatening diseases and conditions for patients around the world. Plasma is the main component of human blood and represents about 55% of the total blood volume. Plasma is made up of water (90%), mineral salts, and proteins and antibodies, that are critical for the proper functioning of the body. These plasma proteins and antibodies include immunoglobulins, clotting factors, albumin and alpha-1 antitrypsin, and a shortage of any of them can cause serious and even life-threatening diseases. ALBUMIN ALPHA+BETA GLOBULINS IMMUNOGLOBULINS FIBRINOGEN CLOTTING FACTORS WHITE BLOOD CELLS AND PLATELETS PLASMA CONTAINS: BLOOD CONTAINS: 3% OTHERS 1% 3% 42% RED BLOOD CELLS 55% PLASMA 3% 15% 21% 60% PROTEINS 90% WATER 7%

85 2021 Integrated Annual Report Plasma is impossible to manufacture in a lab It is impossible to artiﬁcially create or produce plasma in a lab. The manufacturing of plasma- derived medicines is only possible through plasma donations and hundreds of donations are required to produce a year's supply of plasma medicine for one patient. The COVID-19 pandemic has further highlighted the need to increase plasma-donation levels to ensure the availability of plasma-derived therapies as the number of patients in need of plasma medicines continues to rise. Grifols promotes the importance of plasma and the vital role of donors and their donations through ongoing efforts in increasing awareness and education, while also forming public-private partnerships and alliances with different countries so they can achieve higher levels of self-sufﬁciency of plasma-derived medicines. * Chronic inﬂammatory demyelinating polyneuropathy 70 kg PRIMARY IMMUNODEFICIENCIES ALPHA-1 ANTITRYPSIN DEFICIENCY CIDP* HEMOPHILIA 130 donations 465 donations 900 donations 1,200 donations

86 2021 Integrated Annual Report Grifols' efforts to secure plasma collection Throughout the year, Grifols has implemented several initiatives in the U.S. and Europe to raise public awareness on the vital role of plasma and plasma donors, including supporting the Plasma Protein Therapeutics Association's (PPTA) awareness campaign during International Plasma Awareness Week (IPAW). The company has also collaborated with policy makers to promote the recognition of the unique nature of plasma-derived medicines, through support for the “Plasma Donation Awareness Act” in the U.S. and through policies destined to promote strategic auto-sufﬁciency of plasma supply in the EU. Grifols' diverse global network of plasma centers gives it a clear competitive advantage. In 2021, Grifols opened 14 new plasma centers and acquired 25 plasma centers in the U.S. from BPL Plasma and seven from Kedrion, broadening its US network. This growth in plasma centers led to the increase of plasma collection capacity by 2 million liters per year. As of today, the company operates 366 plasma centers around the world. The World Health Organization (WHO), the Council of Europe and other institutions all advise countries on the need to boost their self-sufﬁciency in plasma medicines for the beneﬁt of patients. Grifols supports and collaborates with different countries to advance their levels of plasma self-sufﬁciency, which helps them enhance their healthcare systems and decrease their reliance on third parties. Therefore, Grifols signed a strategic alliance with the Egyptian government to foster the self-sufﬁciency of plasma medicines in the Middle East and Africa, adopting a public-private partnership model. In 2021, the ﬁrst Egyptian plasma center was launched and an additional 19 centers are expected to open between 2022 and 2023. Construction of production facilities, including a plasma fractionation and protein puriﬁcation plant, is also underway. Grifols anticipates that the development of this project will propel similar initiatives in other countries. AWARENESS AND ADVOCACY CAMPAIGNS EXPANSION AND DIVERSIFICATION OF PLASMA DONATION CENTERS PUBLIC-PRIVATE COLLABORATIONS AND SELF-SUFFICIENCY INITIATIVES More information: Chapter 9: Commitment to Society More information: Chapter 3: Sustainable Growth More information: Chapter 9: Commitment to Society QQQQ We are constantly working to increase plasma awareness, education and advancement and promote public-private collaboration models so that countries can increase their levels of self-sufficiency in plasma medicines for the beneﬁt of patients

87 2021 Integrated Annual Report QQQQ The body regenerates the proteins collected during plasma donations in less than 24 hours DONATING PLASMA IS SAFE AND NECESSARY Plasma may be obtained in two ways: via recovered plasma from whole blood and source plasma procured through plasmapheresis. The collection of source plasma solely for fractionation is heavily regulated with good manufacturing practices (GMP) by several healthcare aprox 50-70 min IT VARIES DEPENDING ON THE WEIGHT OF THE DONOR WHOLE-BLOOD COLLECTION BLOOD AND PLASMA SEPARATION ONLY PLASMA IS COLLECTED RED AND WHITE BLOOD CELLS ARE RETURNED Plasmapheresis, a safe and sanitary procedure for donating plasma Plasmapheresis is an automatic plasma-extraction process. It is a safe procedure that entails separating plasma from the blood and returning the remaining components (including red and white blood cells) to the donor. Plasmapheresis is the most effective way to remove plasma from the blood, shortening the recovery process and in turn, facilitating a higher frequency of plasma donations without impacting the donor's health. Regulations for plasma donations organizations. In the U.S., source plasma collection is regulated through the FDA while in Europe it is governed by the European Agency for Medicine (EMA). Moreover, the Plasma Protein Therapeutics Association (PPTA) deﬁnes and monitors additional voluntary standards as part of the voluntary IQPP (International Quality Plasma Program) certiﬁcation. Using plasmapheresis, plasma is extracted from whole blood while blood cells, platelets and other components are returned to the donor. Following donation, the body can regenerate the volume of collected proteins in less than 24 hours, a shorter recovery compared to whole-blood donations.

GRIFOLS 88

2021 Integrated Annual Report

› Only truly committed people can be qualified donors

Grifols only collects plasma from qualified donors, who undergo and pass a thorough medical evaluation and physical exam, and carry out a minimum of two separate donations over a six-month period. Collected plasma is also subject to rigorous analyses to detect for possible communicable diseases.

Collecting two different plasma donations makes it easier to discern if the donor is healthy and able to safely donate. Plasma donors agree to undertake regular donations, and after becoming qualified donors, they are subject to annual medical exams and routine health screenings before every donation. Grifols never uses plasma from occasional or sporadic donors and in the absence of a second donation, the first donation is not used and is discarded.


Donor requirements
18-68 Years (Europe)
18-69 Years (U.S.)
Medical exam
+ 50 kg

When is donating plasma not allowed?

Grifols often surpasses legal requirements by establishing additional criteria to determine eligibility. People must postpone their donations if a medical evaluation reveals out-of-range levels or irregularities in key parameters, since these may indicate an underlying health problem. Routine medical check-ups at Grifols plasma centers help monitor the health of donors, whose well-being is a top priority for the company.

- Irregular heart rate
- High body temperature
- High hematocrit
- Low hematocrit
- High total protein
- Low total protein
- Lipemic plasma

WHO ARE QUALIFIED DONORS?

- A qualified donor must donate at least twice over a six-month period
- A qualified donor can donate as often as twice in a seven-day period, with a full rest day in between in the U.S. and two days in Europe

DOCUMENTATION

- Valid photo ID: Driver's license, state-issued ID, passport, military identification or student ID card
- Proof of Social Security Number
- Proof of residence

DONORS UNDERGO BLOOD TESTS FOR EVERY DONATION

- Screening for HAV, HBV, HCV, HIV and B19 virus using genomic amplification tests (Nucleic Amplified Testing; NAT)
- Serologic tests for HBsAg (Hepatitis B surface antigen), Hepatitis C antibodies (anti-HCV) and HIV antibodies
- Other periodic tests

SPECIFIC CONTROLS

- Control of weight, blood pressure, pulse, temperature, anaemia control and monitoring of protein levels

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2021 Integrated Annual Report

› Ensuring donors' safety

Donating plasma is an extremely safe process, with few to no side effects. In their initial visit and at least once a year thereafter, donors undergo a physical exam, and an in-depth evaluation of their medical, surgical, social and travel record.

All of this information is always included in their medical file, which is confidential and complies with the requirements of the data protection policy (see "Privacy and Data Protection" in the "Corporate Governance" chapter for more details). For Grifols, this process ensures the safety of both donors and patients whose health and well-being rely on plasma-based therapies.

Before every donation, Grifols also checks the donor's vital signs and weight, as well as reviewing their medical, surgical, social and travel record since their last visit. Their percentage of red blood cells in blood by volume (hematocrit) and plasma protein levels are also evaluated to ensure that they can safely donate.

Grifols' requirements to donate plasma and detailed information on the donation process are available at www.grifolsplasma.com

› Quality control in Grifols plasma donation centers

Grifols donation centers follow the highest quality and safety standards to ensure the health of donors and quality of donated plasma.

Regulatory inspections in Grifols' plasma donation centers

Regulatory body	No. of inspection days	Administrative actions**	No. of inspection days	Administrative actions**
FDA*	80	0	104	0
EMEA	196	0	74	0
CLIA-COLA	145	0	51	0
PPTA	117	0	79	0
TOTAL	**538**	0	**308**	0

(*) More than 95% of FDA inspections resulted in 0 observations.
(**) Suspension, revocation or loss of any license or certification; warning letter, imposed suspension of any regulated activity.

Number of inspection days increases by 70% and Grifols maintains zero administrative actions

We have begun to use Grifols produced anticoagulants in our plasma centers

During the donation process sodium citrate is used to avoid blood coagulation while it is separated in the plasmapheresis machine". For the first time, in 2021, the Grifols' sodium citrate was used in our Edinburg, Texas (U.S.) donor center. The use of the Grifols' sodium citrate solution will gradually increase to more of our centers throughout 2022 with the goal of it being used in all of the company's donation centers.

While using our Grifols produced anticoagulants throughout the plasma donation process, we reinforce monitoring and take all precautionary measures at each stage of the donation to offer the highest safety and quality standards to our donors and patients.

90 2021 Integrated Annual Report Respect for human dignity and human rights underpin all of Grifols' operations, which adhere to the fundamental principles outlined in the Universal Declaration of Human Rights (1948), the Declaration of Helsinki (1964) and the UNESCO Universal Declaration on Bioethics and Human Rights (2005). In line with Grifols Code of Ethics, all company interactions with key stakeholders, including donors, are guided by in an inherent respect for human rights. The Grifols' Donor Policy also articulates this principle, emphasizing respect for country-speciﬁc legal regulations, non-discrimination, and measures to ensure donors' health and safety. Grifols' relationships with plasma donors are grounded in previously informed consent. Throughout the plasma-donation process, the company strives to serve as a reliable and trusted source of information for donors, and safeguards their rights by ensuring that all interactions are reﬂected in deep respect, bioethics and transparency. Grifols is responsible for safeguarding the rights of donors at all times. GRIFOLS' COMMITMENT TO DONORS 1 Safeguard the health, safety and well-being of Donors. 3 Ensure Donors provide informed consent before donating plasma. 5 Support local communities where donor centers are located. 7 Promote information exchange, open communication and awareness about the uses of plasma medicines at donor centers based on principles of transparency and mutual trust. 2 Respect Donors' human rights and treat them equally following the principles of non- discrimination. 4 Respect legislation in each country regarding Donor compensation and the frequency of plasma donations. 6 Comply with personal data legal requirements and implement the necessary measures to protect Donors' privacy and personal data. 8 Ensure every interaction with Donors is professional, respectful, helpful, and engaging to create a positive and meaningful Donor experience. The following eight principles form the cornerstones of Grifols' commitment to donors: More information about Donor Policy at www.grifols.com

91 2021 Integrated Annual Report 59% Male 41% Female 18 to 25 32% 26 to 35 32% 36 to 45 18% 46 to 55 12% 56 to 65 6% 37% College graduates 17% Graduates in secondary education 37% Enrolled in a college degree 62% are employed full-time 94%* Active donors who would recommend to family and friends to become donors 86%* Active donors who have rated customer service as Excellent or Good *based on the 2021 survey of 5,000 active donors (last donation within 60 days) GENDER AGE EDUCATION AND EMPLOYMENT DONOR SATISFACTION RATE Grifols donors: a cross-section of society

92 2021 Integrated Annual Report First plasmavigilance study conducted in the United States The rate of plasma donation side effects through plasmapheresis is not signiﬁcant. DONORS' HEALTH IS A TOP PRIORITY Numerous studies conﬁrm plasma donation is safe Research on cholesterol levels The results suggest that cholesterol levels may decline. LDL apheresis is used to treat patients with familial hypercholesterolemia; and low-volume plasmapheresis in plasma donations may similarly lower cholesterol levels in some donors. This study assessed the effect of plasmapheresis on total, LDL and HDL cholesterol levels in a healthy plasma donor population. These results suggest that, in donors with elevated baseline cholesterol levels, total and LDL cholesterol levels may decline as a result of regular voluntary plasmapheresis. Among donors with low baseline HDL levels, the study suggests that HDL cholesterol levels could be increased. Research on iron levels Plasma donation does not affect iron reserves. This study found that there is no loss of iron or decrease in ferritin levels on donors who donate regularly, even for long term donors, contrary to observations seen in blood donors. As a result, monitoring donor iron status or iron supplementation is not so necessary. Blood pressure research The results suggest a beneﬁcial effect for donors with higher blood pressure. Grifols conducted a study to determine the potential effects of plasmapheresis on blood pressure. For donors with high baseline blood-pressure levels, the results suggest a beneﬁcial effect with a marked decrease in both systolic and diastolic blood pressure, if intervals between donations are under 14 days. Little or no change in blood pressure was observed among donors with baseline normal blood pressure. As part of the commitment to the safety and health of donors, Grifols supports diverse research initiatives on the potential residual effects of plasmapheresis on donors, both directly and through collaborations with scientiﬁc organizations. found that in the United States, using the collection volume and frequency approved by the US FDA, plasmapheresis is a safe procedure for donors: the rate of adverse events (AE) was 1.58 per 10,000 donations, and 90% of the AE's were minor, such as hypotension and phlebotomy-related hematomas. Furthermore, there were no serious or catastrophic adverse events. Grifols will continue to implement measures aimed at minimizing adverse effects and ensuring a safe donation experience. In 2021, Transfusion, one of the leading peer-review scientiﬁc journals for blood and plasma donation, published the ﬁndings from the ﬁrst U.S. study on the industry's plasmavigilance program. The study, conducted jointly with the PPTA and leading industry companies, concluded that donation of source plasma in the U.S. using plasmapheresis presents a low risk and is a safe procedure for donors. Leading to the most important study to date, it included over 1.1 million donors who collectively provides 72% of the US collected source plasma used to produce plasma therapies for a four-month period. The study Access to all studies: Plasmavigilance: Source Plasma Joins the Call to Arms - Cho - 2021 - Transfusion - Wiley Online Library Prospective Multicentre Study of the Effect of Voluntary Plasmapheresis on Plasma Cholesterol Levels in Donors Frequent Source Plasma Donors Are Not at Risk of Iron Depletion The Effect of Plasmapheresis on Blood Pressure in Voluntary Plasma Donors - PubMed (nih.gov)

GRIFOLS 93 2021 Integrated Annual Report

› Grifols' plasmavigilance data confirms the safety of plamsa donations

As in previous years, Grifols' plasmavigilance data in 2020 indicated minimal donor adverse effects (DAEs) or side effects.

Considering the nine categories established by the Plasma Protein Therapeutics Association and per 10,000 donations, only 0.2% of donations in 2020 caused side effects.

There were no registered cases of serious adverse effects such as embolisms, anaphylaxis, severe reactions to immunization or cardiovascular events. Local phlebotomy-related injuries, such as hematomas, and hypotensive events, were mostly minor in nature, occurring in approximately 0.005% of total Grifols' donations.

Data on donor side effects continues to prove that the plasma donation process is safe.

*Grifols published Plasmavigilance data one year after the study following standardized criteria established in the IQPP Standard for Donor Adverse Events


Hypotensive 49.9%
Local Injury 43.8%
Hemoly 0.5%
Allergic Rx 1.6%
Citrate Rx 1.7%
Hypervent 0.4%
Other 0.5%


R NAT2 – AUSTI 915019688

94 2021 Integrated Annual Report GRIFOLS' PLASMA CENTERS AND DONORS CREATE VALUE Grifols plasma centers are located in committed communities In 2021, Grifols' global network included 307 plasma centers in the U.S. and 57 in Europe in communities with a robust commitment to continuous community development. Grifols locates its plasma donation centers throughout these geographic regions, with no particular concentration in speciﬁc areas. When exploring suitable sites for plasma centers, Grifols considers cities with a solid commitment to community progress, as evidenced by active chambers of commerce and ongoing initiatives to promote social progress. For Grifols, active community participation in the plasma donation process is critical to ensuring a long-term supply of essential plasma-based therapies. To this end, Grifols' plasma centers collaborate with local businesses and NGOs on the vital role of plasma and the production of plasma-derived therapies, while members of plasma centers actively participate in their communities, taking proactive steps to get to know local residents and organizing educational and awareness events. The company puts efforts into ensuring that all its plasma centers are placed in healthy communities with low viral markers, lower-than-average crime rates and heterogeneity among area residents to ensure a diverse donor pool, among other criteria. ~2,550 Million euros Social value Local communities Donors 1,828 million euros 722 million euros Measuring the social value of Grifols plasma donation centers In 2020, Grifols concluded the ﬁrst study to measure the social value generated by its plasma donor centers. Following the Social Return on Investment (SROI) method, the analysis discovered the value created by Grifols' activities for donors and communities in 2019 (252 plasma centers). In addition, in 2021 Grifols has once again measured the socioeconomic impact generated by plasma donation centers in the U.S. and Germany using the input-output methodology. Social Value Socioeconomic impact Total economic impact 6,120 million euros +5.5% vs 2020 Total jobs generated 85,700 +5.8% vs 2020

95 2021 Integrated Annual Report PATIENTS: PLASMA-DERIVED THERAPIES BENEFIT A LARGE NUMBER OF PEOPLE It is estimated that there are roughly 6,000 rare diseases, which affect 300 million people1 worldwide (4% of the global population). Europeans account for 10% of impacted, with more than 30 million people, and in the United States, a similar number of people2 are afﬂicted by such diseases. Most of these diseases (72%) are genetic, while others stem from bacterial or viral infections, allergies or degenerative conditions. About 70% of genetic rare disease are diagnosed in childhood. It is estimated that more than two million patients in Europe3 are affected by one of the 12 most well- known rare diseases, including hemophilia and primary immunodeﬁciency (PIDD), which may be treated with plasma-derived therapies. 1. According to the Orphanet study published in European Journal of Human Genetics using the European deﬁnition, which classiﬁes a rare disease as one that affects fewer than 5 per 10,000 people. 2. According to the U.S. National Institutes of Health (NIH), which deﬁnes a rare disease as one that affects fewer than 200,000 people in the U.S. 3. According to a study by Thomasz Kluszczynski, Silvia Rohr and Rianne Emst “Key Economic and Value Consideration for Plasma-Derived Medicinal Products (PDMPs) in Europe” for the PPTA. Besides rare diseases, plasma-based medicines are also useful in treating other conditions. Furthermore, plasma proteins are used in everyday medical services, from emergency rooms to surgical interventions and more and more, scientiﬁc advances are expanding the potential of plasma therapies to treat high-prevalence diseases. Diseases which can be treated by plasma therapies Broad potential for plasma-derived medicines Plasma contains thousands of proteins that ensure the proper functioning of the body's immune activity, coagulation, osmotic balance and catalytic regulation, helping to ward off infections and diseases. Plasma proteins are often the only viable treatment option for numerous conditions and are used as replacement therapy in a range of deﬁciency disorders.

2021 Integrated Annual Report 96 2021 Informe Anual Integrado – Immunodeﬁciencies – Primary (PIDD) – Secondary (SID) – Neurological conditions – Chronic inﬂammatory demyelinating polyradiculoneuropathy (CIDP) – Acute demyelinating polyneuropathy (Guillain Barré) – Multifocal motor neuropathy (MMN) – Hematological conditions – Immune thrombocytopenia (immune thrombocytopenic purpura or ITP) – Neuromuscular diseases – Myasthenia Gravis (MG) – Post-exposure prophylaxis for rabies – Post-exposure prophylaxis and treatment for tetanus – Immunoprophylaxis of hepatitis B PROTEIN DISEASES TREATED ALBUMIN Main plasma protein, it regulates blood volume and provides essential non- oncotic functions IMMUNOGLOBULINS Essential to defend against infectious agents and regulate the immune system HYPERIMMUNE IMMUNOGLOBULINS They contain higher levels of antibodies against speciﬁc pathogens ALPHA-1 ANTITRYPSIN A Protein which protects the liver and the lungs. Deﬁciency can lead to COPD and liver disease CLOTTING FACTORS Essential for correct blood coagulation Source: PPTA – Liver cirrhosis – Surgery (cardiac and major) – Intensive care (sepsis, burns...) – Alpha-1 antitrypsin deﬁciency disorder (AATD) (genetic emphysema) – Bleeding disorders – Hemophilia A and B – Von Willebrand disease (VWD) – Rare clotting factor deﬁciencies – Trauma/injury-related hemorrhaging – Overdose of anticoagulants or toxic substances that induce bleeding ALBUMIN 25g IMMUNOGLOBULINS 4g ALPHA-1 ANTITRYPSIN 0.15-0.30g CLOTTING FACTORS Factor VIII: 300 to 450 UI Factor IX: 180 to 200 UI

97 2021 Integrated Annual Report 097 2021 Informe Anual Integrado How plasma-based therapies beneﬁt patients Plasma therapies are used to treat rare, chronic, serious and life-threatening diseases. Many of these conditions, such as hemophilia A and B are hereditary, while others are due to the absence or malfunction of a speciﬁc protein. Plasma-derived therapies are often the only and/or optimal treatment option for these conditions, improving patients' life expectancy and quality of life. As the only viable treatment alternative for some conditions, most plasma therapies are included on the WHO's list of essential medicines for adults and children. Thus, Grifols continuously seeks to expand its product portfolio to treat both existing and emerging diseases to beneﬁt patients and healthcare professionals. QQQQ Patients beneﬁt from plasma therapies in two ways: better treatment of their disease, with a consequent increase in life expectancy, and quality of life DISEASE Increase in life expectancy Enhancement in quality of life Prevention of infections Positive impact on disease progression PREVALENCE PIDD SID CIDP ITP For PIDD and SID PIDD: 1/13,500 CIDP: 1/200,000 in children 1-7/100,000 in adults PTI: 9.5/100,000 Hemophilia A Hemophilia B VWD Hemophilia A: 25/100,000 Hemophilia B: 5/100,000 VWD: 1/8,500-1/50,000 (requiring treatment) AATD AATD: 123.7/100,000

98 2021 Integrated Annual Report For more information about the system: https://www.pptaglobal.org/advocacy/patient-notiﬁcation-system Guiding principles for Grifols' patient interactions Patient notiﬁcation system: bridging the needs of industry and consumers GRIFOLS' COMMITMENT TO PATIENTS Grifols has been dedicated to improving people's health and well-being since its creation. This overarching mission applies to all of its activities, including R&D, the production of essential plasma- derived medicines, and the delivery of hospital- pharmacy solutions and diagnostic systems. All of Grifols' activities, interactions and patient advocacy groups are based on principles of respect, integrity, and independence. The most salient principle for Grifols' interactions with patients and patient organizations is a deep- seated respect for human rights, as outlined in Grifols' Human Rights Policy. This commitment also forms the basis of diverse globally recognized regulations, among them, the International Bill of Human Rights–including the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights; the Helsinki Declaration and UNESCO's Universal Declaration on Bioethics and Human Rights. It is also reﬂected in other international frameworks, such as the United Nations Guiding Principles of Business and Human Rights, the OECD Guidelines for Multinational Enterprises and the United Nations Global Impact. Grifols supports and participates in the Plasma Protein Therapeutics Association's (PPTA) Patient Notiﬁcation System (PNS) since 1998. This free to use system directly notiﬁes the patient and all registered persons on any information related to the voluntary or mandatory withdrawal of plasma medicines. While other notiﬁcation systems are designed to inform health professionals, the PNS allows for the patient to receive this important information directly via email, phone calls, text messages or fax. The service is for conﬁdential use and is limited to those registered to receive such information: patients, doctors, family members or pharmaceutical professionals.

99 2021 Integrated Annual Report Three core commitments Grifols' efforts in researching, producing, and developing life-saving plasma medicines, helping to facilitate the work of health professionals, and creating hospital-pharmacy solutions are the company's pillars in its commitment to patients. The company has explicitly formalized its fundamental commitments to patients and patient organizations through its Patient and Patient Organization Policy. SAFETY AND QUALITY Promote the highest standards of safety and quality and offer patients the best therapies, products and services possible through continuous innovation. TRANSPARENCY AND INDEPENDENCE Engage and support patients and POs while also serving as a reliable and transparent source of information. ACCESS TO MEDICINES Promote and support the principle of justice and equity in health, with special focus on access to plasma therapies, including: a) Pricing of products is mainly based on the cost-beneﬁt principle while ensuring Grifols' economic sustainability. b) Educational campaigns to raise awareness on the vital role of plasma and plasma-based solutions. c) Efforts to help countries reach plasma self-sufﬁciency and reduce access barriers to plasma-derived medicines. d) Sustained investments to guarantee and diversify Grifols' plasma supply and manufacturing enhancements to expand the production of essential plasma therapies. See Grifols' Patient and Patient Organization Policy at www.grifols.com

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THE VALUE OF GRIFOLS' PLASMA-DERIVED TREATMENTS FOR PATIENTS

Grifols continued to measure the value generated by its main plasma treatments for treated patients in 2021, taking into account their main disease indications. These plasma proteins include alpha-1 antitrypsin to treat AATD; immunoglobulins to treat primary immunodeficiencies (PIDD), secondary immunodeficiencies (SID), chronic inflammatory demyelinating polyneuropathy (CIDP), primary immune thrombocytopenia (ITP), Guillain Barré Syndrome and Myasthena Gravis (MG); coagulation factor VIII; and albumin, for the treatment of acute liver diseases requiring large-volume paracentesis, hepatorenal syndrome and spontaneous bacterial peritonitis (SBP).

Grifols continues to create value for patients

Grifols used the Social Return on Investment (SROI) method to determine the value generated for patients and the 2021 worldwide cost-benefit relation of its treatments.

According to this analysis, patients' quality-of-life improvement (measured in QALYs) as a result of Grifols plasma medicines totaled EUR 22.8 billion in 2021. This estimate was calculated by measuring the impact on patients treated with the aforementioned plasma proteins compared to alternative treatments or no treatment, leveraging available scientific sources as its basis. Globally, the improvement in patients' QALYs is estimated to be 6.6x.

The analysis highlights Grifols' commitment to patients and how the pricing of its plasma-derived medicines promotes equity and economic sustainability, delivering high value and ensuring cost is not an obstacle for patients' access to treatment.

22,810M€*

positive impact on patients

6.6x

improvement in quality of life in relation to treatment cost

Positive impact of Grifols' 4 main plasma proteins on patients treated for the primary diseases for which they were developed

Quantification* 730M€
Cost-benefit 1.0x
ALPHA-1 ANTITRYPSIN

Quantification* 250M€
Cost-benefit 2.4x
FACTOR VIII

Quantification* 8,460M€
Cost-benefit 4.1x
IG

Quantification* 13,370M€
Cost-benefit 24.2x
ALBUMIN

*See Chapter 11: About This Report for more details on the analysis

101 2021 Integrated Annual Report Supporting patients Supporting hemophilia patients in developing countries PROGRAMS TO PROMOTE ACCESS TO TREATMENT Grifols actively strives to increase patient access to treatment, including through its longstanding support of the PatientCare program since 2006, aimed at facilitating treatment for hemophilia and primary immunodeﬁciency patients in the United States. The program contains three main initiatives to address speciﬁc needs: • Grifols Assurance for Patients (GAP): covers the cost of Grifols products during lapses in medical insurance coverage. • Grifols Patient Assistance (GPA): offers treatment to patients who need help temporarily. • Emergency Supply System: provides immunoglobulin to physicians to treat patients in emergency situations. For Grifols, supplying plasma-derived medications for patients who need them is an ethical obligation. An estimated 400,000 people worldwide suffer from severe hemophilia, yet 75% lack access to adequate treatment. The company has collaborated with the World Federation of Hemophilia (WFH) Humanitarian Aid Program since 2014 to address this problem. From 2014 to 2021, the company pledged to donate at least 200 million international units (IU) of clotting factors to ensure hemophilia patients in developing countries received adequate treatment. According to the WFH, Grifols' donations to date have beneﬁted 6,000 patients in developing regions every year since 2014, securing an average of 10,300 doses to treat acute bleeding episodes. Within the framework of this commitment, Grifols donated more than 100 million international units (IU) of product in 2021, surpassing its commitment. These donations have been distributed in 57 countries. More so, in 2021, Grifols extended its collaboration until 2030, committing to donate a minimum of 240 million international units (IU) of coagulation factors (factor VIII and factor IX) to the WFH Humanitarian Aid Program. According to the WFH this guarantees 10,300 doses to treat roughly 3,000 patients in developing nations where there is often no access to proper treatment, until 2030. Grifols' contribution also supports the WFH's Global Alliance for Progress (GAP) program. In its second decade, the GAP aims to increase the diagnosis and treatment rate of patients with bleeding disorders, especially in the most economically disadvantaged countries. 8,245 Total patients treated since 2014 4,459 Patients treated in 2021 112 Number of surgeries (minor and major) 38,598 Number of acute hemorrhages treated GRIFOLS CONTRIBUTION TO WFH QQQQ As part of its ongoing commitment to treating patients in developing countries, Grifols extends its commitment to donating clotting factors until 2030

6 A RESPONSIBLE VALUE CHAIN Our quality and safety standards, expressed through policies and procedures, go beyond strict legal requirements. They are core values for the company and are part of our corporate identity. For this reason, we have continuous supplier evaluation processes, we ensure control at all stages of our value supply chain and we promote quality management systems, audits and inspections that generate conﬁdence in our products and services among patients and healthcare professionals.

Grifols 2030 Agenda 3 commitments towards excellency in our supply chain Investing in safety and quality 952 Audits and inspections 0 incidents 267 Supplier audits 190 GMP inspections 0 incidents In 30 seconds

104 2021 Integrated Annual Report SAFETY AND QUALITY: A COMPREHENSIVE COMMITMENT As a leading healthcare organization, Grifols places patients and healthcare professionals at the heart of its operations. For the company, guaranteeing the highest levels of safety and quality of its products is more than just a legal requirement, it is a core commitment for the entire organization and is driven by senior management and ratiﬁed in the Code of Ethics for Grifols executives. The Chief Quality Ofﬁcer (CQO), who reports directly to the co-CEOs and also serves on the Board of Directors, ensures that quality and product safety control processes are effectively implemented and maintained. Each division boasts its own robust policies and procedures to assure the topmost quality, safety and efﬁcacy of products throughout the value chain. In the Bioscience Division, the Industrial Quality Policy stands out, with the aim of maintaining the highest levels of safety and quality criteria required, as well as ensuring compliance of legal regulations where applicable. Moreover, Grifols' vertically integrated business model allows for greater control over all manufacturing processes. In parallel, the company's Global Quality Policy establishes guidelines to assure quality, safety and efﬁcacy in the marketing and distribution of Grifols products. This policy reﬂects the core tenets of Grifols' Code of Conduct, including the adoption of anti-competitive practices; the anticorruption policy, which promotes internal processes and third-party management principles; and in-house measures that align with Grifols' ethical approach. Grifols' quality-assurance methods encompass all corporate operations and include ongoing training and development policies to make sure employees can successfully fulfill their responsibilities while meeting the company's top-level quality and safety standards. The company routinely evaluates its quality systems and processes in various committees, in order to monitor key performance and quality indicators (KPIs), among other issues. The favorable results of audits and inspections by health authorities and international organizations in 2021 reﬂect Grifols' staunch commitment to safety and quality. In 2021, the company reported no cases of monetary losses related to any regulatory breach, ﬁne, notiﬁcation or non-compliance with voluntary codes. More information: https://www.grifols.com/documents/51507592/51526409/quality-policy-commercial-division-es.pdf/4047432b- db41-4898-9f15-10bbe46c3206

105 2021 Integrated Annual Report GRIFOLS VALUE CHAIN: PROGRESS ON THE PATH TO EXCELLENCE Grifols efforts to implement a new Corporate Procurement Policy are well under way. This policy not only deﬁnes guidelines for actions and common procedures regarding procurement processes and supply strategies in a consistent and homogeneous way, but also makes sure that goods and services are acquired in a transparent, objective, timely and cost-effective manner. Furthermore, this policy provides a more efﬁcient risk management and ensures compliance with all internal and external policies, procedures and controls. This policy also aligns with Grifols' policies on health, safety and the environment and integrates criteria related to speciﬁc ethical, social, environmental and privacy standards. These principles also promote sustainable procurement principles and maximum transparency in Grifols' vendor relations and are upheld by Grifols' Human Rights Policy and its Sustainability Policy. For Grifols, ethical compliance and respect for human rights are fundamental pillars in assuring that all professionals who intervene in the process– whether Grifols employees or external suppliers– comply with rules and regulations, carry out due diligence, and act with integrity, impartiality, fairness, transparency and conﬁdentiality. In this way, the policy makes certain that environmental and socially oriented requirements, speciﬁcations and criteria are incorporated into the company's procurement system. On the other hand, Grifols continues to improve its supplier evaluation and due diligence processes to better assess the status and development of suppliers' ESG efforts. In addition, the company is also working towards the creation of a Code of Conduct speciﬁcally aimed at suppliers and in line with the company's existing Code of Conduct. QQQQ Grifols continues to integrate social and environmental requirements into its value chain through a global corporate policy

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2021 Integrated Annual Report

› Continuous Evaluation Processes

Each Grifols division has continuous evaluation procedures in which its technical, management and control capabilities have been duly assessed and approved by the Quality Control area. The company takes into account social and environmental criteria when evaluating suppliers and stipulates that all suppliers that provide materials or services that could impact the quality of Grifols products must be previously qualified. Vendor qualifications are granted for concrete materials and services and new suppliers always undergo regular audits as part of the evaluation and monitoring process.

Likewise, Grifols has continuous evaluation procedures to evaluate suppliers according to the level of risk of the material or service they provide and its impact on the value chain. Audits of suppliers of raw materials and services focus on the quality and safety of the products and services provided, as well as specific environmental criteria. In this sense, all transportation agents are assessed, including specific environmental parameters (ISO 14001, biodiesel and next-generation fuel certifications). The supplier-selection process uses the ISO 14001 standard as a guidepost, among other criteria, so that environmental issues are a part of the supplier's evaluation criteria.

Grifols' quality-audit program requires suppliers to document and deliver an adequate system of ongoing training for their employees.

Grifols advances on its efforts to incorporate environmental certifications, including ISO 14001 (environmental management systems) and OSHAS (Occupational Health and Safety Management) as additional elements in the selection and qualification process of suppliers.

Evolution of annual audits and inspections*

INCIDENTS**	2021	2020	2019
0	952	675	685

* Includes the number of inspections done by health authorities and accredited institutions, as well as internal audits.

** Suspension, revocation or loss of any license or certification; warning letter, imposed suspension of any regulated activity.

Breakdown of conducted audits in 2021

Division / Area	Type of supplier	Results			
		Nº of quality audits	Favorable	Not favorable	Pending on evaluation and final report
Bioscience Division and GWWO	Suppliers of raw material	152	141	1	10
	Service providers	73	67	2	4
Diagnostic Division	Suppliers of raw materials	21	21	0	0
	Service Providers	2	2	0	0
Hospital Division	Suppliers of raw material	16	16	0	0
	Service Providers	3	3	0	0
Subsidiaries in ROW	Suppliers of raw material	2	2	0	0
	Distributors	57	23	0	34
	Transport Companies	20	19	0	1
	Service Providers	9	8	0	1
Others	Suppliers of raw material	1	1	0	0
	Service Providers	56	46	6	4

107 2021 Integrated Annual Report Customer relations: patients and healthcare professionals The production and distribution of medicines and healthcare solutions are subject to a rigorous regulatory framework to guarantee their quality, safety and availability. Grifols complies with all applicable laws and regulations in this regard and is exceptionally transparent in its interactions with patients, healthcare professionals and other industry organizations as showcased in Grifols' new Patient and Patient Organizations Policy. QQQ The manufacture and distribution of medicines and medical devices are subject to a rigorous regulatory framework See Grifols Patient and Patient Organizations Policy at www.grifols.com See Chapter 4 “Corporate Governance” for more information on Grifols' relations with healthcare organizations and professionals. Health, safety and pharmacovigilance measures Measures applied by division Division / Area Type of product Pharmacovigilance system Medical device vigilance system Bioscience Division Medicines Applicable Not applicable Diagnostic Division Medical devices Not applicable Applicable Hospital Division Medicines and medical devices Applicable Applicable Within the framework of the Grifols' Quality and Safety Policy, the company identiﬁes the critical attributes of its products, by carrying out a thorough analysis of the quality of raw materials, performing controls throughout the production process and tests on the ﬁnal product. This information is then compiled according to quality- management systems and adheres to robust procedures to make sure all Grifols products comply with pre- established quality and safety criteria. This system is what enables the company to detect, register and manage any issue that could complaint management systems stages of their life cycle. Furthermore, all medical devices are evaluated following the European REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) regulation, and safety data sheets are available upon request for all clients in accordance with speciﬁc safety regulations in every country. Besides Grifols' Quality and Safety Policy, the company also has a Pharmacovigilance and Vigilance System in place to monitor adverse reactions derived from the administration of its plasma-derived medicines and the use of its medical devices. Under both programs, the company has a framework in which suspected adverse reactions and safety incidents can be reported. In addition, all of Grifols' main divisions have claims systems to register and assess any notiﬁcations received from healthcare centers, patients or users regarding potential issues with Grifols products. All activities and requirements of the Pharmacovigilance System and Vigilance System for Medical Devices are outlined in Grifols' standard operating procedures and updated regularly and in compliance with its quality procedures, Grifols also performs internal audits on both systems, as part of the compliance framework established in its quality systems. Both systems are also subject to external inspections by the competent health authorities.

108 2021 Integrated Annual Report Pharmacovigilance System For Medicines Vigilance system for medical devices Pharmacovigilance includes all activities related to the detection, assessment, understanding and prevention of adverse effects or any other complications related to the use of medicines. Each division has a qualiﬁed manager in charge of implementing and maintaining this system and the role requires 24/7 availability in case of healthcare inspections or the need to respond to queries regarding pharmacovigilance and the safety of Grifols plasma-based medicines. Medical device manufacturers are required to establish and maintain procedures to identify and monitor any adverse effects related to the use of their products. Grifols appoints qualiﬁed personnel or technical managers to maintain this system in its business divisions where applicable. The Vigilance System of in-vitro medical devices works in coordination with the Complaints Management System for the early detection of adverse situations that could have an unintended consequence on patients. Additionally, the post-commercialization Tracking System systematically collects and proactively examines user experiences obtained from products already in the market in order to identify the possible need to immediately apply any type of corrective or preventive measure. Moreover, the company never outsources core activities related to its pharmacovigilance or medical-device vigilance systems to third parties. QQQQ Rigorous pharmacovigilance, claims and product recall systems help to ensure the highest safety and quality of medicines on the market

GRIFOLS 109 2021 Integrated Annual Report

Labeling and product inserts

The information in product leaflets and labels complies with the standards and regulations applicable in each country where Grifols products are distributed. These include Directive 2001/83/EC for medicines marketed in Europe and Title 21 Code of Federal Regulations (CFR) in the United States as well as any applicable local policies.

In the case of medical devices: labels, product instructions for use, as well as instructions, as well as user and software manuals of these devices, all comply with specific country regulations (e.g. the EN ISO 15223) and also include any mitigating measures identified through risk analysis activities, in accordance with the risk management of these medical devices (EN ISO 14971:2012 Medical Devices) or in accordance with other requirements communicated by health authorities following the review stage of the product-licensing process. All printed material is translated into the corresponding languages, updated as needed, and is always accessible to product users.

Complaint system

Grifols' three main divisions have a complaints system to record and evaluate all notifications regarding consumer appraisals of defects in product quality received by Grifols personnel, healthcare centers, patients or users. The management of technical service activities of any division's healthcare products is linked to the complaints management process, so that any action requested by a client is taken into account and evaluated to see if it is in line complaint regulations in place.

The qualified person or technical director assigned in each division assesses any and all claims, carries out the relevant investigations, implements corrective and preventative measures, notifies healthcare authorities if necessary, and provide responses to clients to keep them up to date on the complaint process.



Ratio of recalls received by divison

Division / Area	2021	2020
Bioscience Division	1 per every 68,324 distributed units	1 for every 74,669 distributed units
Diagnostic Division	1 per every 509,903 diagnosis tests	1 for every 656,212 diagnostic tests
Hospital Division (Medicines)	1 per every 2,912,907 distributed units	1 for every 4,611,814 distributed units
Hospital Division (Medical Devices)	1 por every 93,303 distributed units	1 for every 120,123 distributed units

110 2021 Integrated Annual Report Product recall system Each division has a complaint and recall system that is audited internally and by the competent healthcare authorities to conﬁrm their effectiveness and compliance with current legislation as outlined in Grifols' standard operating procedures. All Grifols teams involved in product recalls, whether voluntary or mandatory, receive speciﬁc training to adequately manage possible incidents and the company regularly runs product-recall drills to guarantee all crisis-management procedures and protocols function smoothly and to also identify any areas for improvement. The product complaint and recall systems include procedures to notify healthcare authorities, patient associations, and healthcare professionals regarding the potential risks of the recalled product. Grifols also has a customer service call center and dedicated webpages for speciﬁc products to communicate potential risks in line with its ﬁrm commitment to transparency. Furthermore, the company prohibits the use of any recalled product in clinical trials. Grifols had no mandatory product recalls in 2021. However, the company's quality-control system includes voluntary product recalls and in the previous year, the company voluntarily carried out 15 product recalls, evidence of the robustness of its quality system and staunch commitment to the health and well-being of patients. The voluntary recalls pertained to 15 batches of Grifols' immunoglobulin Gamunex®-C and were taken as a precautionary measure after the company observed a higher rate of allergic/hypersensitivity reactions than its internally established thresholds. Following its principles of transparency, Grifols notiﬁed healthcare authorities of the product withdrawal, which was also communicated on the Gamunex®-C website (https://www.gamunex-c.com/en/hcp). A new product was then made immediately available to all those affected to avoid disruptions in their treatment.

111 2021 Integrated Annual Report Responsible marketing: truthfulness and rigor in promotional and educational materials The company is committed to responsible marketing and sales practices, thereby Grifols assures all of its promotional and educational materials comply with applicable laws and regulations; align with industry policies and codes voluntarily adopted by the company; adequately address the target audience and end users; and contain truthful, accurate, comprehensive, clear and balanced information. Thus, Grifols has a standard operating procedure for all its products and services. The Grifols Review Process (GRP) deﬁnes the activities and responsibilities related to the approval, review and control of promotional and educational materials for external use. Representatives from the Legal, Medical and Regulatory Affairs departments review and approve materials using an electronic tool adapted to the GRP process. Each material and content are speciﬁcally approved for a particular use and country and may only be used unaltered. For this reason, all promotional or educational material is regularly reviewed to ensure that its content conforms to current regulations and adopted codes and continues to be valid. Employees receive proper training on sales and marketing practices in accordance with the Code of Conduct and Anti-Corruption Policy. No complaints related to false marketing were received, so no monetary losses were derived for the 2021 activities. 2021 2020 Reviewed Materials 3,489 3,731 Approved Materials 3,321 3,637 Prevention system for counterfeit medicines Counterfeit medicines pose a serious health risk. As such, plasma-derived medicines are solely used under medical prescription and nearly always for hospital use, so they generally cannot be purchased in pharmacies, nor online. Grifols collaborates with regulatory authorities in investigations and analysis of products suspected of being counterfeit. The company has an internal policy in place for the prevention, detection and communication of counterfeits. According to this policy, suspicions of medicine counterfeiting and conﬁrmation of detection of counterfeit products must be notiﬁed to the corresponding regulatory authorities in a timely manner in accordance with the existing applicable regulations. As part of Grifols' commitment to regulatory authorities in the prevention of counterfeits, the company complies with the serialization and aggregation requirements of its products using Track&Trace technology, as required by several countries and regions. On top of these mandatory measures, Grifols also uses additional anti- counterfeiting measures, such as vial identiﬁcation with unique codes before commercializing any plasma-related product and the inclusion of holographic sealing in packaging to ensure inviolability and authenticity. In 2021, Grifols did not become aware of any actions that have led to raids, seizures, arrests and/or ﬁling of criminal charges related to counterfeit products. QQQQ On top of using Track&Trace technology and other mandatory measures to prevent counterfeit medicines, Grifols includes a unique code and a holographic seal

112 2021 Integrated Annual Report SAFETY AND QUALITY IN THE BIOSCIENCE DIVISION DONATION All units of donated plasma are analyzed in laboratories licensed by the FDA, EMA and other healthcare authorities. Over 10 analyses, including tests for hepatitis A, B and C, HIV and parvovirus B19, are performed on each unit of plasma using highly sensitive techniques like NAT (Nucleic Ampliﬁcation Techniques) to detect the presence of viral genetic material and ELISA (Enzyme-Linked Immunosorbent Assay) to detect viral antigens, antibodies or pathogens. Once the plasma units are in production, each batch is also retested at various stages of the manufacturing process. All in all, a total of 18 different analyses can be performed. Grifols only uses plasma from qualiﬁed donors collected in centers approved by the competent health authorities. Before every donation, donors are subject to annual medical exams and routine health screenings and Grifols only accepts donors who are committed to the donation process, have a permanent local residence and meet stringent health and safety criteria. Grifols plasma centers are also subject to regular inspections. All plasma units that pass the initial viral testing must be kept in a 60-day inventory hold before being released into production. The results of the new donation are veriﬁed against the hold sample to reconﬁrm the absence of viruses and pathogens. During the pandemic, the FDA reduced the required inventory hold period to 45 days, and Grifols applied this new regulation, exceptionally for a limited amount of plasma in order to guarantee the supply of plasma medicines, while maintaining the same levels of safety and quality. DONOR SELECTION INVENTORY HOLD SCREENING DONATED PLASMA • WHO: recommendations for the production, control and regulation of human plasma for fractionation (WHO Technical Report Series, No. 941) • Directive 2002/98/CE that sets the standards for the quality and safety of the collection, testing, processing, storage and distribution of human blood and its components • EMA Guideline on Plasma-Derived Medicinal Products • 21CFR Part 640: additional standards for human blood and blood products • Local regulations in countries where hemoderivatives are distributed • PPTA standards that Grifols voluntarily adheres to • European Pharmacopoeia More information on donors and the donation process: Chapter 5: From Donor to Patient REGULATION

GRIFOLS 113
2021 Integrated Annual Report

PRODUCTION

QUALITY MANAGEMENT SYSTEMS IN ALL PRODUCTION FACILITIES

Following its approval for production, donated plasma enters the manufacturing process, which entails fractionation, or protein separation; purification; specific viral-inactivation procedures; sterile filling; and secondary packaging. All operations are conducted in accordance with Good Manufacturing Practices (GMP).

All of Grifols' manufacturing plants have a Pharmaceutical Quality System and rigorous quality-control program. The production processes in each facility are subject to a strict internal quality control program to guarantee the quality, safety and efficacy of each manufactured batch. In addition, before products are commercialized, competent healthcare authorities carry out their own controls in alignment with the regulations in force in their country. Grifols' production facilities have never been closed because of non-compliance with regulations.

ELIMINATION OF VIRUSES AND OTHER PATHOGENS

Approved plasma undergoes meticulous testing and purification processes in the production stage that include several pathogen-elimination steps, viral inactivation and virus-removal techniques to guarantee the highest possible levels of safety. Depending on the product, the manufacturing process may include heat, pasteurization, solvent/detergent and/or nanofiltration treatments.

STERILE FILLING

After purification, the product is sterilized using a proprietary sterile-filling process developed in-house by Grifols Engineering. Grifols' sterilization process is a global reference in the industry.

REGULATION

- Good Pharmacovigilance Practices, EMA
- Code of Federal Regulations (CFR): 21 CFR 11, 21 CFR 210, 21 CFR 211, 21 CFR 600, 601, 610, 630 and 640
- Good Manufacturing Practices, Pharmaceutical Inspection Co-operation Scheme (PIC/S)
- European Pharmacopoeia
- American Pharmacopoeia
- Local regulations in countries where hemoderivatives are distributed

POST-SALES

PRODUCT TRACKING AND TRACEABILITY

Before releasing any plasma-derived medicines to the market, Grifols labels its vials with a unique code, and all products include a holographic seal on their packaging to ensure their inviolability and authenticity. The company also implemented a system to assign unique and traceable numerical series to product units, as part of its commitment with regulatory authorities to prevent counterfeits.

Grifols also voluntarily implemented the PEDIGRI® system, which provides healthcare professionals with detailed information on the plasma used in a specific unit of product, as well as a certificate of the tests performed. For over 20 years, Grifols has stood out in the industry as the only company to offer information on the source and traceability of its plasma.

REGULATION

- Good Pharmacovigilance Practices, EMA
- 21 CFR 50
- Local regulations in countries where hemoderivatives are distributed

114 2021 Integrated Annual Report Safety and quality management Internal control framework External certiﬁcations Supplier audit system Internal and external quality audits Grifols' ﬁrst-class safety system is grounded in the dedication from a highly trained staff; a robust process and product design; innovative technologies developed by Grifols Engineering; and full traceability from plasma donation to the ﬁnal product. Quality-assurance managers monitor the diverse materials and procedures that intervene in the production process throughout the value chain. This supervision includes controls in both manufacturing processes and ﬁnal products to assure the quality, safety and efﬁcacy of each lot, as well as the review and follow-up of production processes to guarantee compliance with best manufacturing practices and drive ongoing improvements. There are also systems in place to escalate relevant events and take appropriate corrective actions through Grifols Quality Committees, which evaluate key performance indicators (KPIs) and quality markers. Grifols forms part of the National Donor Deferral Registry (NDDR), a voluntary self-regulating initiative to guarantee the quality and safety of plasma applicable to all U.S. donors. .. • Certiﬁcations of Good Business Manufacturing Practices from the European Union, the United States and other countries, where required. • IQPP & QSEAL Certiﬁcations from the Plasma Protein Therapeutics Association (PPTA) • International Quality Plasma Program (IQPP) Certiﬁcation, a voluntary standards program that includes the management of donors and plasma centers. • Quality Standards of Excellence, Assurance and Leadership (QSEAL) Certiﬁcation that apply to the manufacture of plasma-derived medicines, with voluntary certiﬁcation and adhesion to the program. Grifols' Supplier Qualiﬁcation Management System ensures that all raw materials–including externally sourced plasma and non-plasma provisions–follow a thorough qualiﬁcation process. The company operates a robust program of routine supplier audits to assure compliance with GMP norms and quality standards and audits performed on suppliers of raw materials and services focuses on the quality and safety of their offerings. In 2021, 225 supplier audits have been carried out as part of the approval or evaluation processes. The audits of suppliers of raw materials and services focus on quality and safety aspects of the products and services supplied. In the last three years the company has carried out nearly 750 audits. • Grifols' senior management implements and maintains an effective organization-wide quality management system. Internal auditors regularly inspect plasma centers, laboratories, manufacturing and storage facilities to conﬁrm compliance with GMP regulations and quality standards. • The independent corporate auditing department conducts regular reviews of collected plasma, manufacturing records and other quality-related documentation, as well as independently oversees and veriﬁes the company's operational processes. • The U.S. (FDA) and European (EMA) health authorities, among others, periodically inspect all plasma donation centers, production plants, warehouses, laboratories and transport centers. The PPTA also regularly inspects Grifols' collection centers and fractionation facilities. Despite pandemic-related mobility restrictions, Grifols maintained high levels of both in-house and external audits and inspections. More information: https://www.pptaglobal.org/ safetyquality/national-donor-deferral-registry More information: https://www.pptaglobal.org/ safety-quality/standards An in-depth overview is available in “Continuous evaluation processes” An in-depth overview of indicators summary is available at the end of the chapter

115 2021 Integrated Annual Report More information on the safety of plasma donations during COVID-19: https://www.pptaglobal.org/media-and-information/ppta- statements/1055-2019-novel-coronavirus-2019-ncov-and-plasma-protein-therapies Details on Grifols' essential U.S. production facilities: https://www.cisa.gov/publication/guidance-essential-critical- infrastructure-workforce Details on Grifols' essential production facilities in Europe: https://www.ecdc.europa.eu/en/publications-data/coronavirus- disease-2019-covid-19-and-supply-substances-human-origin https://ec.europa.eu/home-affairs/sites/homeaffairs/ﬁles/what-we-do/policies/european-agenda-migration/20200316_covid- 19-guidelines-for-border-management.pdf Safety and quality of plasma-based therapies in times of COVID-19 Coronavirus has no impact on the safety of plasma-derived medicines As soon as news spread about the SARS-CoV-2 outbreak and its potential to expand globally, the hemoderivatives sector in general and Grifols in particular took the necessary measures to monitor, analyze and evaluate its impact on the safety and quality of plasma-derived medicines. In December 2019, the Pathogen Safety Steering Committee (PSSC) of the Plasma Protein Therapeutics Association (PPTA) conﬁrmed SARS-CoV-2 was not a threat to the safety of plasma-derived medicines. This notiﬁcation was communicated to leading national and international public healthcare authorities, including the World Health Organization (WHO), the European Centre for Disease Prevention and Control (ECDC) and the U.S. Centers for Disease Control and Prevention (CDC). Ensuring donors' safety is Grifols' topmost priority Plasma donations are safe and have remained so throughout the pandemic. There have been no reported cases of coronavirus transmissions linked to blood or plasma donations. Since the onset of COVID-19, Grifols has implemented additional safety and prevention measures to protect donors' health and the quality of donated plasma. Prior to donation, Grifols carried out temperature checks and posed questions to determine whether potential donors had difﬁculty breathing or chest pain, among other COVID-19 symptoms. For the same purpose, pre-donation questionnaires were continually updated with concrete questions relating to the latest COVID-19 symptomatology. Grifols plasma donation centers have always been clean, highly controlled and supervised spaces, subject to strict regulations to guarantee rigorous health, quality and safety standards. Although these standards were already in place before the pandemic, the company took further actions during these times to boost safety, including disinfections of contact zones, shorter waiting times for donors, enhanced ventilation and social-distancing measures. Plasma, donors and plasma centers are categorized as essential services On March 28, 2020, the U.S. Department of Homeland Security classiﬁed plasma donation centers and production facilities as essential and critical infrastructure, designating related personnel as essential workers. Thus, Grifols' centers have remained operational throughout the pandemic. In this same sense, The European Centre for Disease Prevention and Control (ECDC) and European Commission also deemed plasma donors and plasma donation centers as essential. Therefore, in the U.S. and Europe, healthcare authorities have made public appeals to encourage plasma donations to ensure there is sufﬁcient plasma medicines for patients who need them. A strict control and supervisory framework during the pandemic Grifols continued to internally supervise and monitor its plasma centers and production facilities throughout the global pandemic. Faced with mobility restrictions, international entities like the PPTA, the FDA and the European Medicines Agency (EMA) performed GMP/GDP inspections remotely or in person during the 2021 ﬁscal year.

116 2021 Integrated Annual Report SAFETY AND QUALITY IN THE DIAGNOSTIC DIVISION The process of supplier´s monitoring and verifying purchased products establishes a common framework for the Diagnostic Division's different facilities and its objective is to promote harmonized requirements in accordance with those established in Sc. 7.4 of ISO 13485, 21CFR820.50 and 21CFR820.80, as well as MDSAP. This procedure, which is based on risk analysis, establishes requirements to evaluate, select, monitor and reevaluate suppliers, and to verify purchased products in the entire industrial supply chain. Results are documented in a supplier evaluation record, summarizing the process and its conclusions. The approval or rejection of potential new suppliers depends on the results of this analysis and a detailed veriﬁcation of the supplied materials. To ensure that all quality requirements are met, new evaluations are periodically performed to evaluate suppliers' quality systems. This is done annually for those considered as key suppliers and of with less frequency for not so critical suppliers. Moreover, supplier performance is monitored with respect to the established requirements for each component purchased or service provided, and then the corresponding quality indicators are generated. The results from these evaluations and decisions are documented in the supplier evaluation record. The Diagnostic Division has processes overseeing the development of new products and design changes based on risk management, the integration of the diverse components used in each diagnostic system, and each diagnostic system, and comprehensive traceability that includes the requirements and the deliverables needed for manufacture and for performing the customer servicing and support activities. All products are subjected to a panel of veriﬁcations and validations that include analytical and clinical performance studies, hardware and software veriﬁcations and interoperability, usability and reliability testing of the different components, among others. NEW DEVELOPMENTS SUPPLIER CONTROLS • Code of Federal Regulations (CFR): 21CFR sec 820.50 “Purchasing controls” • ISO 13485:2016 Sc. 7.4.1 “Purchasing process”

117 2021 Integrated Annual Report Security, efﬁcacy and quality of the company's products is ensured through the implementation of production and quality processes based on: characterization, qualiﬁcation and validation of raw materials, industrial machinery and processes, and analytical techniques. In parallel the risk-analysis process allows for the identiﬁcation of all variables and situations that could be hazardous in nature during product development and production processes, as well as evaluate possible solutions. The extensive use of computer science applications in all aspects of production and quality assurance prevents errors, maximizes traceability and allows for a useful exploitation of the data ecosystem. The division also implements lean manufacturing techniques, GMPs, automation, digitalization, improvement and continuous training initiatives for quality assurance purposes in its processes. Grifols facilities and industrial equipment are designed and developed to comply with the highest standards in the biotech sector. The Diagnostic Division has implemented a global system for managing technical and customer service that is linked to the global claims management system, which is in turn related to the Surveillance system. In the case of a technical service, this system allows for device traceability at the instrument, reagent batch and customer level, as well as classiﬁcation based on its possible impact on safety. The Surveillance System, which establishes a common framework for the different Diagnostic Division plants, aims to provide a mechanism to identify and monitor adverse events involving our medical devices so that problems can be detected and corrected in a timely manner. This procedure also establishes the requirements for reporting adverse events to Regulatory Authorities, managing recalls and implementing ﬁeld safety corrective actions (FSCA). There are also existing processes which contribute to the early detection of any possible adverse event, such as the logistics claims management process, the management process for product changes, the client information communication process, which includes updated instructions for use; and identiﬁcation and traceability processes through a unique product identiﬁer “Unique Device Identiﬁer (UDI)”, in accordance to GS1 standards. On the other hand, the Diagnostic Division also has procedures to guarantee cybersecurity and personal data protection of computer programs used in medical devices for in-vitro diagnosis in adherence to applicable standards and regulations. The production, marketing and sale of products must obtain licenses for facilities, manufacturing, import and distribution, as well as product authorizations and registrations from the competent authorities in countries where they are marketed and sold. CONTROL AND SAFETY IN PRODUCTION CONTROL AND SAFETY IN THE MARKET PRODUCT LICENSES • EN ISO 14971:2012 • Code of Federal Regulations (CFR): 21CFR820 “Quality System Regulation” • Code of Federal Regulations (CFR): 21CFR600 “Biological Products: General” • ISO 13485:2016 “Medical devices – Quality management systems – Requirements for regulatory purposes” • Regulations under the Medical Device Single Audit Program (MDSAP) • ISO 14971 “Medical devices – Application of risk management to medical devices” • IEC 62304:2006 “Medical devices software – Software life cycle processes • European IVDR regulations for in-vitro diagnostics • ISO 13485, MDSAP, IVDD, IVDR, 21CFR 600, 21CFR820 and country- speciﬁc regulations

118 2021 Integrated Annual Report SAFETY AND QUALITY IN THE HOSPITAL DIVISION Grifols adheres to the highest standards of quality and safety in its manufacturing facilities to make sure its products and services comply with all applicable guidelines. It also improves the quality and efﬁciency of its processes and allows for the anticipation of patient and healthcare personnel safety objectives. Several committees, including quality standards, suppliers, production quality, change control and R&D+i oversee the evaluation system, with a keen emphasis placed on quality, KPIs and quality objectives planning. Grifols also uses a change management system to assure the traceability and safety of any modiﬁcations in the product, process or facilities. The impact of each change is analyzed and assessed from regulatory, quality, validations, documentary, normative, occupational health and safety standpoints. A risk assessment is carried out to evaluate the impact of the different changes on these areas and ﬁnally, the Change Control Committee analyzes and assesses all the information and, when appropriate, authorizes the change and approves its implementation. The production, marketing and sale of products are subject to registration with the competent authorities in the countries where they are sold. Grifols has implemented a quality system to approve, track and evaluate service providers and manufacturers of materials used during the production process. The Hospital Division's quality system includes two core components: Quality Assurance (QA) This department registers and updates relevant quality documentation for internal information systems on an ongoing basis, including GMP and ISO certiﬁcations. Supplier Quality Committee The committee holds at least one meeting every six months to verify the quality of suppliers and manufacturers. The committee includes QA leaders, technical directors from the Barcelona and Murcia plants and senior management from R&D+i, purchasing, and production, as well as the head of quality assurance. SUPPLIER CONTROLS CONTROL AND SAFETY IN PRODUCTION PRODUCT LICENSES • Applicable GMP-related regulations and ISO 13485 certiﬁcation for medical devices. • Applicable regulations in compliance with local jurisprudence for obtaining product licenses. • Quality Management System Control: GMP, ISO Certiﬁcations 1348, MDSAP, FDA 21 CFR 820, 21 CFR 210 and 21 CFR 211ANVISA, SOR 98-282, among others.

119 2021 Integrated Annual Report 379 Internal audits 538 Inspection days in plasma centers 473 Inspections by healthcare authorities and accredited inspection bodies 225 Supplier audits 99% favorable 68% remote inspections 49 Internal audits 11 Routine inspections by official institutions 23 Supplier audits 100% favorable 91% remote inspections 36 Internal audits 4 Routine inspections by official institutions 19 Supplier audits 100% favorable 53% remote inspections 190 Total GMP inspections 175 Bioscience Division 11 Diagnostic Division 4 Hospital Division Summary of indicators Diagnostic Division Bioscience Division No compliance actions including warning letters Hospital Division Good Production Practices

7 INNOVATION Pioneers in the plasmapheresis method, which celebrates its 70th anniversary this year, innovation has always been in Grifols' DNA. Today, we have a comprehensive research strategy that drives the development of therapeutic and diagnostic solutions, through internal and external projects that are managed and coordinated by the Grifols Scientiﬁc Innovation Office. Additionally, through our robust innovation ecosystem, we lead the advancement of plasma science, promote scientiﬁc cooperation in knowledge progression and support education in the health sciences and research skills at all levels.

Grifols 2030 Agenda 1 commitment 40 Key R&D projects in 7 therapeutic areas R&D+i net investment 329 million euros 6.7% of revenues Global innovation footprint 3 major hubs Human resources dedicated to innovation 1,000+ people In 30 seconds

122 2021 Consolidated Directors' Report SCIENCE AND INNOVATION FOR A SUSTAINABLE FUTURE Grifols spearheads and supports a range of scientiﬁc advances and discoveries to enhance people's health and well-being and address patients' changing needs. In parallel, the company promotes sustainable healthcare systems and social progress by delivering better and broader access to essential medicines and diagnostic systems, as well as providing hospitals, pharmacies and healthcare professionals with the tools, information and services they need to offer specialized and efﬁcient medical care. Thanks to this vibrant innovation ecosystem, Grifols is able to advance scientiﬁc cooperation and knowledge, and promote health-sciences education and research, via in-house and investee-led projects, public-private partnerships and ﬁnancial contributions to third- party initiatives. The company is also committed to sustainable innovation as evidenced by processes to bolster internal productivity and efﬁciency. ADVANCE SUPPORT COOPERATE ENHANCE New therapies, products and services Improvements and new indications for existing products Supporting healthcare systems Satisfying market needs and promoting competitiveness Advance knowledge by promoting scientiﬁc cooperation Support education and research competencies Achieve greater efﬁciencies and improve internal productivity The 70th Anniversary of Plasmapheresis 2021 marked the 70th anniversary of the plasmapheresis procedure, developed in 1951 by the phyisican, pharmacist and Grifols Scientiﬁc Director, Josep Antoni Grífols i Lucas. Plasmapheresis entails extracting blood from the donor, separating the plasma from the other blood components via centrifugation, and returning the remaining cells to the circulatory system. Today, this technique is the global standard for collecting plasma and shows great therapeutic potential for treating highly prevalent diseases like Alzheimer's disease. The plasmapheresis technique was unveiled on July 23, 1951, at the 4th International Congress of Blood Transfusion, known today as the International Society of Blood Transfusion (ISBT) Congress. Josep Antoni Grífols i Lucas presented the results of a study conducted at Hemobanco, Grifols' blood and plasma bank, in which he systematically performed 320 plasmaphereses on a series of plasma donors. His ﬁndings were showcased in several scientiﬁc journals, including the British Medical Journal, and further explored at international conferences in subsequent years.

GRIFOLS 123

2021 Consolidated Directors' Report

R&D+i RESOURCE ALLOCATIONS

R&D+i investments

329

million euros

6.7% over revenues

+€1,450m invested over the last 5 years

23.4

million euros

Allocated to COVID-19

Innovation intensity

+5x

the European average

Employees dedicated to R&D

1,108

employees

External researchers

+100

researchers

Powerful global innovation ecosystem with 3 major hubs

European Hub

Dublin

Bioscience Division

Barcelona, Bilbao and Zaragoza, Spain

Bioscience and Diagnostic Division

Andorra

Bioscience Division - Immunology

Düdingen, Suitzerland

Diagnostic Division

RTP Hub – North Carolina

Research Triangle Park

Bioscience Division



California Hub

Emeryville, San Carlos and South San Francisco, CA

Bioscience and Diagnostic Divisions

Los Angeles and San Diego, CA

Bioscience and Diagnostic Divisions

GRIFOLS 124 2021 Consolidated Directors' Report

INTEGRATED INNOVATION STRATEGY

Grifols' R&D+i strategy is grounded in a comprehensive patient-centered approach including its own in-house projects and other external projects through investee companies, strategic alliances and collaborations that enable the company to support research projects that complement its operations. The company's third-party investments and collaborations serve as an extension to Grifols' R&D+i and contribute to its robust innovation ecosystem.

Together with its sustainable growth strategy, this approach has led Grifols to direct its innovation strategy towards key therapeutic areas, exploring both the potential of plasma and plasma-derived medicines and other initiatives beyond plasma-derived therapies. To this end, the company has several platforms and technologies to develop its scientific knowledge and accelerate its diverse research projects.

Grifols efforts are focused on about 40 priority research projects

› Seven core therapeutic areas

Grifols' integrated R&D+i strategy includes internal and external projects focused on seven core therapeutic areas:

Phase / THERAPEUTIC AREA	Discovery	Pre-Clinical	Phase 1	Phase 2	Phase 3	Phase 4 / Regulatory	LCM
Immunology	++	recIG Spike in PdIG with enriched recombinant libraries (PIDD)			IVIG-PEG IVIG-G Next Gen PIDD SCIG-G Next Gen PIDD Xembify-CLL	Xembify® Europe Xembify® Bi-weekly dose	Xembify® Prefilled syringes
Hepatology/ Intensive Care	++				PRECIOSA Cirrosis (Alb.20%) APACHE ACLF (Alb.5%)		Albumin FlexBag® US, EUR
Pulmonology		AAT Non-cystic fibrosis bronchi-ectasis		AAT 15% (SC) AAT deficiency		SPARTA - Prolastin-C® Europe	Prolastin® EU 4-5gr vials
Hematology	+	ATIII New Indication			Fibrinogen Cong. Deficiency & severe hypofibrinogen Fibrinogen Acquired Deficiency IVIG-G Next Gen - ITP	Fostamatinib** ITP – Refractory patients	
Others	++	GIGA 564 Anti-CTLA-4 mAb Oncology GIGA 2328 Anti-CTLA-4 mAb Oncology		AKST4290 nAMD & DR AKST1210 ESRD-CI		Fibrin Sealant Biosurgery Pediatric Use	
Infectious Diseases	+++	HIV bi-specific Antibody HIV* GIGA 2339 HBV Recombinant hyperimmune Ig			IgM sCAP Cytotec Pregnancy (CMV infection)		
Neurology	+++			GRF6019 Alzheimer ABvac40 Alzheimer GRF6021 PD with Dementia AKST4290 PD			

Plasma projects
Non-plasma projects
Biotest projects

* Project of AlbaJuna (Grifols' invested company); ** Licensed rights from Rigel Pharmaceuticals in EU and other countries

More information and details on the research projects are included at the end of this chapter report.

125 2021 Consolidated Directors' Report A NEW STRUCTURE TO ACCELERATE INNOVATION Grifols Scientiﬁc Innovation Ofﬁce is the global organization that manages the company's R&D+i strategy. In this role, it evaluates and expedites research projects; oversees the development of innovative treatments, products and services; promotes continuous improvement of existing products and operations; and engages with various players in the innovation ecosystem, including academic and research institutions. Grifols Scientiﬁc Innovation Ofﬁce encompasses both Grifols' internal and external innovation capabilities, including R&D+i and Regulatory Affairs; Grifols Innovation and New Technologies (GIANT), which is responsible for managing external innovation, including that of investee companies and collaborative external projects; Novel Therapeutic Modalities, which integrates Alkahest and GigaGen's Grifols Scientiﬁc Innovation Office R&D and Regulatory Affairs GIANT: Identiﬁcation and management of external innovation opportunities Scientiﬁc Business Development Novel Therapeutic Modalities: Alkahest & GigaGen Scientiﬁc and Medical Affairs Intellectual Property Office: patents and trademarks innovative technology platforms for plasma and non- plasma science development; the Scientiﬁc Business Development area; the Scientiﬁc & Medical Affairs area; and the Intellectual Property Ofﬁce, which oversees issues related to patents and trademarks, among others. The Grifols Scientiﬁc Innovation Ofﬁce is led by the Chief Scientiﬁc Innovation Ofﬁcer, who reports directly to the CEOs and coordinates several scientiﬁc areas. The evaluation of new projects and the monitoring of approved projects is carried out through committees, which are divided by therapeutic areas and are made up of representatives from the different functional areas who report to the Grifols Scientiﬁc Innovation Ofﬁce. These committees periodically analyze projects to identify, evaluate and prioritize new opportunities in accordance with the deﬁned R&D+i strategy.

GRIFOLS 126 2021 Consolidated Directors' Report

A ROBUST INNOVATION ECOSYSTEM

Grifols' innovation ecosystem helps drive scientific knowledge and detect new opportunities and collaborations


DIGITAL TRANSFORMATION COMMITTEE
EXTERNAL SCOPE
Investment In research companies
Investment In research companies
Collaborations with leading research centers
Digital innovation
Grifols Scientifc Innovation Office
Scholarships & awards: Grifols Scientific Awards
INTERNAL REACH
Co-innovation programs
Grifols Engineering
Internal R&D+i and new platforms
Strategic alliances
Sponsorship of research programs
Academic collaborations
EXTERNAL SCOPE
COMMITTEES FOR THE ANALYSIS OF R&D+i PROJECTS

NEW RESEARCH PLATFORMS

- Plasma proteomics, fractionation and purification
- Single-cell transcriptomics
- Machine learning AI platform for target discovery
- Neuronal functional assay platform
- Therapeutic target selection and validation
- Polyclonal recombinant expression and manufacturing
- Mammalian cell line for site-directed integration
- Platform for micromolecular medicines and monoclonal antibodies.

INVESTEE COMPANIES

AlbaJuna Therapeutics –Spain: Development of a new antibody treatment with a high potential to neutralize HIV and viral reservoirs at the cellular level

Araclon – Spain: Specialized in the research and development of new treatments and diagnostic tests for Alzheimer's disease

127 2021 Consolidated Directors' Report ETHICS, SCIENCE AND INNOVATION QQQQ In line with the commitments set out in Grifols' Human Rights Policy, the company subscribes to fundamental and universal principles on conducting clinical trials For Grifols, advances in life sciences cannot be separated from their essential humanistic component. Science must move forward within an ethical, social framework. Through the Víctor Grífols Lucas Foundation, the company underlines this commitment by helping establish and build ties among ethicists, scientists, legislators and civil society, and by offering platforms for reﬂection on the development of correct and duly reasoned policies on ethical issues in the scientiﬁc and healthcare realms. The responsibilities of the analysis committees which form part of the Grifols Scientiﬁc Innovation Ofﬁce include the supervision and monitoring of all issues, including ethical ones, related to clinical trials. In line with the commitments set out in its Human Rights Policy, the company subscribes to the three fundamental and universal principles which govern the ethics of clinical trial research: respect for people, welfare and justice. Grifols subscribes to these fundamental principles, which prevail over all others: • Respect for people: This refers to respect for the individual's capacity to make decisions freely and independently. This principle is especially relevant in the need to protect vulnerable groups of people who may participate in research. In research processes, respect for individuals is expressed through an informed consent form, which gives the subject the power to voluntarily decide whether to take part in the research. • Welfare: This refers to guaranteeing the health of the patient who takes part in the clinical trial. The risks must be minimised and the beneﬁts maximised for each participant in the research. As such, for Grifols, protecting participants' health The Human Rights Policy is available at Grifols' corporate website. takes precedence over professional interest, personal interest, the search for knowledge or scientiﬁc beneﬁt. • Justice: As a core social value, research must balance beneﬁts and risks. The principles and outcomes of the research itself must be analyzed and participants must be selected homogeneously. In this regard, the principle of justice avoids exposing participants to risky situations to beneﬁt third parties. As in the principle of respect, there is an obligation to safeguard the rights of vulnerable groups.

128 2021 Consolidated Directors' Report QQQQ Scientiﬁc research involving human subjects is overseen by an ethics committee under legislation based on the Declaration of Helsinki of 1964 Grifols is committed to protecting the rights and ensuring the safety and well-being of everyone who takes part in the clinical trials it oversees and sponsors. All clinical research led by Grifols or on its behalf aligns with the standards deﬁned in the International Conference on Harmonization of Good Clinical Practice (ICH GCP); the protection of human beings under the Declaration of Helsinki (1964); and applicable local laws and regulations. The company does its utmost to protect the rights, safety and well- being of everyone who takes part in its clinical trials. For Grifols, it is important that these principles prevail over corporate, scientiﬁc or social interests. All of Grifols' clinical trials follow a detailed protocol to guarantee the safety of participants and the integrity of the collected data. Before starting any clinical trial, Grifols sends the protocol to regulatory authorities and external ethics committees (made up of healthcare professionals and professionals from other ﬁelds) to ensure the investigation is respecting the dignity, rights, safety and well-being of participants. Clinical trials only begin once a favorable decision has been handed down and are carried out in strict adherence to the Grifols Ethics Committee and the company guidelines, standards of good clinical practice (ICH GCP) and applicable regulatory requirements, including approval by the corresponding health authorities. Each participant in a clinical trial must submit a written, signed and dated informed consent form. The lead researcher (or assigned healthcare professional) provides appropriate information, resolves any doubts and gives potential clinical-trial subjects sufﬁcient time to make an informed decision on their participation. Participation is strictly voluntary and subjects can freely withdraw their consent at any point during the clinical trial. Grifols has several measures in place to guarantee quality control and the anonymity of its subjects, and promote the transparency of its clinical trial data. These standard procedures ensure that the execution of clinical trials and the proper documentation and communication of collected data are in compliance with protocols, ICH GCP and applicable regulatory requirements. The company has also implemented an additional procedure that allows clinical personnel to detect and document potential fraud or misconduct during clinical trials. Grifols has several measures to guarantee the anonymity of its subjects and promote the transparency of its clinical trial data. More information on the protocol, status and results stemming from Grifols' clinical trials are disclosed on publicly accessible registries, including www.clinicaltrials. gov. In addition, the ﬁndings of clinical trials carried out within the framework of the European Medicines Agency (EMA) are also published on the EudraCT website. The company also releases the results of many of its clinical trials in international conferences and scientiﬁc journals. For more information, visit: ClinicalTrials,gov and EudraCT, Grifols' commitment to clinical trials

129 2021 Consolidated Directors' Report QQQQ The protection of the rights, safety and well-being of everyone who takes part in the clinical trials overrides the interests of Grifols, science and society. Each Grifols clinical trial follows clear protocol and participants must give their informed consent Biomedical research sometimes uses animals to test the efﬁcacy and safety of medications. These studies have led to important medical advances in both human and animal health over the last decades. Grifols is committed to the responsible use of laboratory animals when animal testing is indispensable to develop new life-saving therapies. Whether studies are carried out in university settings or through contracted external laboratories, Grifols scientists work closely with regulatory agencies and the Institutional Animal Care and Use Committee (IACUC) to ensure the safe and ethical treatment of research animals. All facilities used by the company are approved by the competent authorities in regions where research is conducted. In the United States, Grifols' facilities are certiﬁed by the Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC), or equivalent organizations, and possess the highest accreditation possible for animal testing laboratories. In Europe, all laboratories comply with the Directive 2010/63/EU regarding the protection of animals used for scientiﬁc purposes and are subject to country- speciﬁc inspections by the competent authorities. The company also follows “Alternatives and the 3Rs” (Replacement, Reduction and Reﬁnement) protocol established as guidelines in the treatment of animals in scientiﬁc research, which advocates (i) completely avoiding the use of animals or replacing it with alternative techniques; (ii) minimising the number of animals used; and (iii) ﬁne-tuning how experiments are performed to ensure that the animals suffer as little as possible. Our commitment to responsible testing when developing new treatments

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OUR INNOVATION DRIVES INDUSTRY STANDARDS AND CONTRIBUTES TO SCIENTIFIC PROGRESS

> Innovation in plasma-derived therapies

Grifols' leadership in the plasma protein sector is grounded in the discovery of new proteins, new therapeutic applications for existing plasma-derived products, and the development of new manufacturing methods to improve the efficacy and safety of its products. With the aim of offering more options to patients and healthcare professionals in a range of therapeutic areas, the company also promotes and advances complementary plasma-therapy R&D projects within its Bioscience Division through various collaborations and agreements.

The following table reflects the number of R&D projects within the last three years, according to each project's development phase.

Major Advancements and Achievements in 2021

- Start of the clinical study of Alpha-1 antitrypsin at 15% concentration, for subcutaneous administration in the treatment of congenital deficiency.
- Completion of the patient recruitment phase for two of the clinical studies conducted with immunoglobulins: in bi-weekly doses.
- Launch of a clinical trial with an anti-SARS-CoV-2 Hyperimmunoglobulin for subcutaneous administration that could offer an immediate defense after viral exposure and could be used to protect the elderly, healthcare professionals and immunocompromised patients for whom vaccination is contraindicated.
- Approvals and launches of new formulations and indications that expand the product portfolio and offer a tailored response to the needs of patients and healthcare professionals:
  - **Approval in Japan of Lynspad™** (Prolastin®-C in other countries) to treat alpha-1 antitrypsin deficiency.
  - **EU approval of Xembify®,** a 20% subcutaneous immunoglobulin to treat primary immunodeficiencies.
  - **U.S approval of ALBUTEIN FlexBag™ 5% and 20%,** Grifols' albumin in an easy-to-use flexible container with added durability.
  - **U.S. launch of ALBUTEIN FlexBag™ 25%,** Grifols albumin in a sustainable, easy-to-use flexible container.
  - **U.S. launch of HyperHEP B®,** a new formulation of human anti-hepatitis B immunoglobulin (HBIg) for post-exposure prophylaxis against the hepatitis B virus.
  - **EU approval for the inclusion of Grifols Biologicals as an alternative producer of Fanhdi.**

NUMBER OF R&D PROJECTS ACCORDING TO THEIR DEVELOPMENT PHASE

	2021	2020	2019
Discovery	21	15	15
Preclinical	30	26	19
Clinical	22	25	21
Post-commercialization studies	9	11	10
Other Projects	14	19	19
Total Bioscience R&D projects	**96**	**96**	**84**

TAVLESSE® the first non-plasma treatment

Grifols continues its commitment to further expand its non-plasma medicines product portfolio to benefit patients and offer more therapeutic options to healthcare professionals. The launch of TAVLESSE® (fostamatinib) for commercial use in Spain, France and Italy for the treatment of chronic immune thrombocytopenia (ITP) in adult patients who have not responded to previous treatments, was a highlight of 2021.

131 2021 Consolidated Directors' Report QQQQ AMBAR is a new treatment modality based on periodic plasma exchange whose results in clinical trials demonstrate its efficacy in slowing down the progression of alzheimer's disease in treated patients In May 2021, Grifols opened the ﬁrst AMBAR® Center in partnership with the Ace Alzheimer Center Barcelona medical foundation. Based in Barcelona (Spain), the pilot center will treat Alzheimer's patients following the protocol established in the AMBAR® clinical trial, allowing Grifols to carry out a routine practice data analysis program (RWD, Real World Data) with the intention of generating evidence, based on such data (RWE, Real World Evidence). The international clinical program has demonstrated the efﬁcacy and safety of periodic plasma exchange with albumin in delaying the cognitive and functional progression of Alzheimer's in patients with mild to moderate stages of the disease. The center is housed in Ace's facilities in Barcelona and is managed by its medical professionals, who have training and experience in AMBAR®. Since its opening, over 50 patients with mild to moderate Alzheimer's have started receiving treatment. The company will analyze their results once they have completed their treatment. Grifols plans to open additional AMBAR® Centers in collaboration with leading medical institutions distinguished for their work in Alzheimer's, a disease that currently affects over 35 million people worldwide. Opening of the ﬁrst AMBAR® Center to treat Alzheimer's patients For more information on AMBAR: https://www.grifols.com/es/ambar To access the scientiﬁc article: https://alz-journals.onlinelibrary.wiley.com/doi/full/10.1002/alz.12137

132 2021 Consolidated Directors' Report Grifols controls 100% of the capital of GigaGen Inc., following the acquisition of its remaining 56% capital in 2021. Located in California, GigaGen is a biotechnology company specialized in the discovery and early development of recombinant biotherapeutic antibody-based medicines to treat immunodeﬁciency, infectious diseases and immunotherapy-resistant cancers. GigaGen's proprietary technology platforms uniquely capture and recreate complete immune repertoires as functional antibody libraries, enabling the discovery of potent monoclonal antibody therapies and a new class of drugs: recombinant polyclonal antibodies. Through GigaGen, Grifols enhances its innovation strategy, incorporating the new possibilities offered by the therapies with recombinant antibodies and supplements its R&D+i project portfolio, oriented towards treating diseases. GigaGen: innovation beyond plasma therapies Major Advancements and Achievements in 2021 • Successful ﬁlling of GIGA-2050 “Investigational New Drug” (IND) and ﬁrst patient dosed in a phase I clinical trial of a recombinant hyperimmune immunoglobulin for the treatment of COVID-19. This trial is the ﬁrst recombinant polyclonal immunoglobulin and is composed of more than 12,000 unique antibody sequences. • Created a novel, recombinant polyclonal antibody library, targeting the hepatitis B virus (HBV; GIGA-2339) that is composed of more than 2,000 unique antibody sequences. GIGA- 2339 will will go into production in 2022 in preparation for a Phase I clinical trial. • Grant received from the Executive Ofﬁce of the Joint Program for Chemical, Biological, Radiological and Nuclear Defense (JPEO- CBRND) of the United States Department of Defense to develop recombinant polyclonal therapies against emerging pathogens. • Publication in Nature Biotechnology on GigaGen's groundbreaking technology for the production of the ﬁrst-in-class recombinant hyperimmune globulins. The article describes proofs of concept for diverse polyclonal antibody drugs, including a hyperimmune immunoglobulin against the Zika virus, an anti-SARS-CoV2 hyperimmune, a high-potency intravenous immunoglobulin (IVIG) mixture for primary immunodeﬁciency and a recombinant version of anti-thymocyte globulin (ATG) to improve transplant tolerance. The data also demonstrates that recombinant polyclonal drugs can be produced with exceptionally high batch-to-batch consistency.

133 2021 Consolidated Directors' Report Grifols also researches the therapeutic use of plasma proteins through Alkahest, which currently has four candidates in the development phase to treat neurodegenerative diseases, cognitive impairment and ophthalmological indications. Grifols acquired 100% of the company in 2020. In addition to the clinical development of speciﬁc plasma fractions and protein inhibitors, Alkahest is also dedicated to building a comprehensive understanding of the human plasma proteome. The company is using advanced technologies that will help identify new therapeutic and diagnostic solutions, develop new plasma proteins, new indications for currently licensed plasma proteins, biomarkers for diagnostics, recombinant proteins and antibodies, as well as chemically synthesized drugs. Alkahest's research focuses on researching proteins that change with age and have a biological impact. To date, Alkahest has identiﬁed over 10,000 separate proteins in plasma using advanced molecular analysis techniques, some of which are expected to lead to novel entries into Grifols' discovery and development pipeline and bring new therapeutic medicines to the market. Alkahest: pioneers in plasma science Major Advancements and Achievements in 2021 • Completion of phase II clinical trial with AKST1210, a device that removes beta-2-microglobulin (b2M) from plasma, in patients with end-stage kidney disease and cognitive impairment. The analysis of data from the trial is in progress. • Completion of phase II clinical trial with GRF6021, a therapeutic candidate based on plasma fractioning, to evaluate the impact in intracellular signaling cascades in blood leukocytes and post-operative recovery in patients who have undergone primary hip or knee arthroplasty. The analysis of data from the trial is in progress. • Presentation of the results of phase II clinical trial with GRF6021 in patients with Parkinson's disease (PD) and cognitive impairment. Divulged at the 15th International by study participants. Alkahest plans to continue studying the efﬁcacy of plasma fractions in patients to advance clinical development. QQQQ Alkahest has identiﬁed more than 10,000 proteins, some of which could lead to promising new treatments for Alzheimer's and Parkinson's disease

134 2021 Consolidated Directors' Report Grifols promotes continuous innovation to deliver diagnostic solutions that increase transfusion safety, a core driver of promoting global health in alignment with the WHO's integrated strategy. The Diagnostic Division's R&D+i projects focus on generating holistic value-added solutions in all stages of the process, from donation to transfusion. Speciﬁcally, the division strives to develop novel systems and technologies, including new reagents and analyzers, to identify blood groups and detect relevant pathogens in blood plasma and organ donations. In the ﬁeld of specialized diagnostics, an area with the highest growth potential, Grifols produces molecular diagnostic tests and immunoassays for in-vitro diagnosis, prognosis, response prediction and monitoring of biological drugs in therapeutic areas related to respiratory diseases, oncology, autoimmunity, cardiovascular medicine and neurodegeneration. Innovation in diagnostic Major Advancements and Achievements in 2021 • CE marking for the Procleix UltrioPlex E assay, a nucleic acid test designed to simultaneously detect HIV-1, HIV-2, hepatitis B virus (HBV), hepatitis C virus (HCV) or hepatitis E virus (HEV) from human serum or plasma. • CE marking for Procleix Babesia assay, which detects multiple species of the Babesia parasite transmitted by blood transfusion. In Europe, there are still no ofﬁcial guidelines to screen for Babesia in blood donations. However, this certiﬁcation is evidence of Grifols' proactive approach to protect blood supply and increase transfusion safety. • Panther, the molecular platform based on TMA (Transcription Mediated Ampliﬁcation) technology for blood screening of infectious diseases, was functionally validated at a record altitude of approximately 2,849 meters in Ecuador. • European market launch of two tests for outpatient monitoring (point-of-care, POC) of the levels of inﬂiximab, a drug used to treat various chronic inﬂammatory diseases, as well as the antibodies that could neutralize its efﬁcacy, marketed under the trade name Promonitor® Quick (PQ). • Design and development of an anti-CD38 (or sCD38) blocking protein that will enhance the safety of blood transfusions in cancer patients. This recombinant protein is a breakthrough in immunohematology (IH) testing, since some drugs used to treat cancer alter the results of blood tests, as in the case of patients with multiple myeloma, consequently delaying treatment. The blocking protein removes excess drug that is present and suppresses interference in certain IH tests. • CE marking for the Procleix test's new inactivation transport media for respiratory samples. • CE marking under the new European Regulation for In Vitro Diagnostic Medical Devices (IVDR) for a broad range of products. These include gel cards (Gel DG); antisera and red blood cell reagents for blood typing in immunohematology and detection of anti-erythrocyte antibodies; portfolio of Promonitor solutions for patients receiving biological therapies to treat chronic inﬂammatory diseases, including the Promonitor ELISA and Promonitor Quick families.

135 2021 Consolidated Directors' Report The Hospital Division's research and development efforts focus on enhancing logistics and compounding solutions for hospital pharmacies, as well as on addressing hospitals' needs for intravenous therapies. Technological innovation in manufacturing processes at Grifols includes the optimization of knowledge toward in-house developments, and third-party collaborations that promote improvement of processes through more efﬁcient solutions. The following section provides an overview of highlights in 2021: Installation of a new double Plasma Bag Opener (dPBO®) machine In August 2021, Grifols launched the Plasma Bag Opener (dPBO®) machine, a fully automated system for opening plasma bags that enhances efﬁciency in this stage of the production process by increasing plasma-emptying capacity from 650,000 liters to 1 million liters. Its implementation required remodeling and modifying infrastructure in one of the Grifols Institute areas in Barcelona. Establishment of a bio-process pilot plant As part of its teaching and research commitment and as a member of the IQS Business Foundation, Grifols collaborated with the Institut Químic de Sarrià (IQS) in Barcelona (Spain) to create a bio- process pilot plant, which became fully operational in January 2021. The pilot plant forms part of the new Center for the Transfer of Processes and Integrative Technologies, designed to accelerate the development stages in the biotechnology sector and support the European Commission's strategy to bolster the bioeconomy by offering services such as bio-process scale-up, method optimization and small-batch production. Launch of the Grifols Manufacturing Intelligence Platform In January 2021, Grifols and Aizon inaugurated the Grifols Manufacturing Intelligence Platform (G-MIP), the ﬁrst center of excellence in artiﬁcial intelligence (AI), specialized in the detection, analysis, research, design and implementation of potential cases in which AI-based models can be applied to industrial plasma fractionation production processes. The platform's creation is the outcome of a collaboration that began in 2020. Innovation in hospital pharmacy operations Innovation in manufacturing Major Advancements and Achievements in 2021 • The KIRO® Oncology IV compounding robot for adds the capability to automatically connect preparations to closed system transfer devices (CSTDs), reducing the risk of potential exposure to cytotoxic drugs for pharmacy staff and enhancing efﬁciency. • The KIRO® Fill automated device, used for IV preparation of non-hazardous drugs, incorporates the capability to ﬁll Grifols' needle- free Fleboﬂex® bags in addition to syringes. The ability to ﬁll other types of end containers is currently under development. • Gri-ﬁll® 4.0, a semi-automated sterile IV compounding device, was launched in numerous European countries. • Part of the inclusiv® portfolio, PharmacyKeeper's veriﬁcation system for IV preparation workﬂow, designed to help reduce medication errors, was selected as the Category Leader for Intravenous Workﬂow Management for the sixth consecutive year by KLAS, the prestigious healthcare IT research ﬁrm. • In the sphere of medication management, a new version of StocKey® Central, Grifols' automated medication picking and inventory management software, was released with expanded features. These include functions such as the smart substitution of out-of-stock medications to speed the availability of requested treatment for patients. QQQQ Grifols Engineering and collaboration agreements drive technological innovations in manufacturing processes

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› Digital innovation

In light of Grifols' organizational context and growth opportunities, digital innovation remains a cross-cutting axis for the company. Thus the creation of a new Digitalization Steering Committee (DSC) to lead this process, with an emphasis on exploring, assessing and promoting novel digital tools that add value to the business model. The Digitalization Committee consists of cross-functional teams and groups that work together to drive the company's digital transformation and as a part of its responsibilities, the DSC defines priorities and objectives and spearheads efforts to foster a digital culture grounded in interdisciplinary collaboration and shared experiences.

Grifols digital transformation ecosystem


2 lines of action
TECHNOLOGICAL: the adoption of leading-edge tools to help drive digital innovation
CULTURAL: The transformation of corporate culture.
Business Units Digital Programs
Digital Innovation HUBs
Digital Networking Team
Digital Transformation Team
DSC
Change Management Team
Change Management Team
Technological Partners
IT

Digital Transformation Team

Responsibilities:

- Fosters a culture of digital innovation
- Offers platforms for sharing experiences and cross-collaboration
- Challenges innovation centers to encourage innovative business solutions
- Inspires the organization to promote change and digital adoption
- Sponsors and coordinates digital-innovation-related activities

Change Management Team

Responsibilities:

- Responsibilities:Promotes a culture of digital innovation
- Ensures Grifols' organizational culture, human resources and work practices adapt to an evolving tech-driven environment
- Designs and implements initiatives to drive organizational change in terms of employees' mindset, skills and knowledge

Digital Innovation Hub

Forums and meeting points where team members reflect, co-create, explore and test emerging technologies

New Technology Team

Responsibilities:

- Mobilizes the organization to spread the knowledge of new technologies
- Identifies usage cases and supports the New Technologies unit to transfer them to the organization
- Defines the strategy and objectives of new technologies by coordinating the selection and prioritization of usage cases

Digital Networking Team

Responsibilities:

- Identifies and analyzes useful trends and initiatives
- Gathers and shares digital knowledge

137 2021 Consolidated Directors' Report Digital innovation objectives Main digital innovation initiatives developed In 2021, Grifols analyzed 13 initiatives, both cultural and technological. Some of the major projects in 2021 included: Leading the standardization of AI in productive processes Grifols has made signiﬁcant inroads in optimizing its production processes via the implementation of AI (artiﬁcial intelligence) solutions in various plants following the success of the 2020 pilot project. In 2021, new programs were implemented in the Barcelona (Spain) and Los Angeles (U.S.) facilities to explore ways of enhancing the performance of different products, especially immunoglobulins; optimizing process efﬁciency and reliability. The company aims to standardize the application of AI systems as a competitive advantage in the medium term. Improve the donation forecast using AI In order to produce more precise donation forecasts, Grifols is working to implement an AI system to the processing of historical data from donations, from its plasma centers located in the U.S. In 2021 the patterns revealed by the AI system were analyzed, based on historical data from 2014 to 2018, demonstrating a median level of error lower than the estimates that have been made to date. As a result of these positive results, development of the new system will be continued, with the aim of saving time and providing useful information to personnel in plasma centers, so they can add value to the business model and take better decisions related to donations. Augmented reality to enhance the customer experience In the Diagnostic Division, Grifols is exploring the feasibility of augmented reality technology to improve procedures related to its customer service and post-sale services for diagnostic solutions. The objective is to boost efﬁciency, effectiveness and responsiveness in this area by decreasing the scope of interventions performed at customer sites and enhancing the clarity and understanding of procedures. To this end, a pilot was launched in 2021 to improve the Eﬂexis' decontamination procedure and test the user experience with several devices. AI applications to maximize energy efficiency Grifols aspires to improve its energy efﬁciency by 15% and reduce CO2 emissions by 55% as part of its corporate objectives for 2030. The company is working to create a digital ecosystem that allows for the management of general services under a digital mindset, which will boost energy efﬁciency and supply reliability. One initiative started in 2021 aims to save 15% in the necessary production of cold water via real-time optimization using high- efﬁciency AI-driven chillers set in autopilot mode. Harnessing AI to analyze AMBAR data In 2021, Grifols began a digital transformation initiative led by the Scientiﬁc Innovation Ofﬁce in cooperation with the Plasma Protein Replacement Therapies area and the IT Data & Analytics Ofﬁce to explore the possibility of applying AI in the AMBAR® project. Work is currently being carried out on an AI platform that enables the application of advanced statistical functions and machine learning algorithms to ﬁnd hidden patterns undetected by traditional analyses. COMMERCIAL Focused on Customer Centricity and Value Expansion INDUSTRIAL Focused on Supply Chain Optimization and Operations Excellence PLASMA Focused on Donor Experience and Efﬁciencies R&D Focused on New Value Sources QUALITY Focused on Safety CORPORATE Focused on Process Optimization and Employee Experience

138 2021 Consolidated Directors' Report DRIVING INNOVATION THROUGH COLLABORATIONS AND RESEARCH SUPPORT In collaboration with the Bio Supplies Division, Access Biologicals has developed the ﬁrst COVID-19 vaccine seroconversion panels that allow the measurement of anti-SARS-CoV-2 antibodies in samples from vaccinated subjects. This breakthrough enables manufacturers, clinical laboratories and researchers to use the panels as a reliable analytical reference to determine vaccine efﬁcacy, not only against existing SARS-CoV-2 strains, but also against new variants. Grifols maintains the strategic research partnership with Irsicaixa under which many projects related to infectious diseases are funded. More so, the CBIG research consortium formed by IRTA, IrsiCaixa, the BSC and Grifols continues to grow, and, since 2020, is among the initiatives included under the WHO umbrella. A phase 3 trial, led by Drs. Bonaventura Clotet and Oriol Mitjà, is also moving forward to assess the efﬁcacy of 20% immunoglobulin C19-IG in asymptomatic COVID-19 patients aged 30 years or older. Collaboration with Access Biologicals Irsicaixa collaboration Through this initiative, Grifols supports and promotes pre-clinical and clinical research to advance scientiﬁc knowledge of plasma proteins. Proposals are evaluated by a cross-functional committee comprised by representatives from clinical and pre-clinical research, the marketing department, and the Medical Affairs area of the Bioscience Division. The ﬁnal decisions to fund research projects are primarily determined by their scores across ﬁve core Sponsoring global research: ISR program dimensions: 1) strategic alignment with corporate objectives; 2) scientiﬁc merit; 3) research design; 4) budget requested; and 5) experience of the research team. Over the last ﬁve years, Grifols has allocated more than USD 10 million to sponsor basic research projects, which have the option of attaining additional ﬁnancing through public-sector funds. QQQQ Over the last 5 years, Grifols has allocated more than USD 10 million to preclinical and clinical research projects through the “ISR program” and more than EUR 16 million to research liver diseases

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› Grifols chair for the study of cirrhosis marks its 6th anniversary

In 2015, Grifols established The Grifols Chair for the Study of Cirrhosis, a private initiative with a global reach aimed at generating research and education on liver diseases, especially cirrhosis. The Grifols Chair and the European Consortium for the Study of Chronic Liver Failure are led and coordinated by Prof. Vicente Arroyo through the European Foundation for the Study of Chronic Liver Failure (EF-CLIF). Grifols has a representative on the Executive Board of the EF-CLIF.

Over the last five years, Grifols has allocated more than EUR 16 million to advance research on liver diseases and the potential benefits of plasma proteins through the Grifols Chair. From 2015 to 2020, the company also helped fund other research projects, including INFECIR 2, designed to test the effects of albumin in patients with advanced cirrhosis, and PREDICT, which includes 1,200 patients hospitalized with liver cirrhosis with acute decompensation.

In addition, new avenues of collaboration are being explored between Grifols and the EF-CLIF, which will include new clinical and non-clinical trials on the role of albumin in different pathologies.

For more information on the Grifols Chair: Grifols chair for translational research | EF Clif | European Foundation for the study of chronic liver failure

EF Clif
EUROPEAN **FOUNDATION** FOR THE STUDY OF CHRONIC LIVER FAILURE

› *Plasmatology*. The world's first scientific journal on plasma

Coinciding with the 70th anniversary of the groundbreaking plasmapheresis technique, Grifols promoted the creation of Plasmatology, the first scientific journal dedicated to plasma science. This publication aspires to become a reference in the international scientific community by featuring the most relevant leading-edge research related to this discipline, from basic research to clinical application.

Plasmatology is overseen by an editorial board and independently directed, managed and coordinated by SAGE Publications.

The journal is peer-reviewed, with independent experts evaluating the quality of the papers to be published. Researchers may submit original articles, case studies, technical notes, reviews, editorials and comments to the editorial board of the publication, whose contents are open-access and indexed in PubMed Central and other scientific databases.

In reflection of its commitment to the scientific community, Grifols has offered the journal an educational grant for two years, with the overarching mission of disseminating the latest research and advances in plasma science through this path-breaking online publication.

Plasmatology was launched on March 9, 2021, and has since published 13 articles.


Plasmatology
The Journal of Blood Plasma Science

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Grifols Scientific Awards

The Grifols Scientific Awards underscore the company's longstanding commitment to the global research community. These recognitions promote and distinguish research related to Grifols' core areas of operations.

More than EUR 1.5 million were allocated to scientific awards and research scholarships in 2021

GRIFOLS SCIENTIFIC AWARDS

AWARD	OBJECTIVES	FUNDING
Martin Villar Haemostasis Awards	Awards for young investigators whose clinical or basic research focuses on hemostasis, hemophilia and von Willebrand disease	Two separate EUR 50,000 awards to finance up to 12 months of research. One is for clinical projects and the other is for basic research
SPIN, Scientific Progress Immunoglobulins In Neurology Award	Awarded to research projects that develop new immunoglobin applications for neurological conditions	EUR 50,000 awards for the proposal that best reflects the program's objectives, as assessed by an independent review committee. Funding is intended to support a 12-month project
ALTA, Alpha-1 Antitrypsin Laurell's Training Award	Identify and support innovative clinical and basic research focused on expanding knowledge about the biological functions of alpha-1 antitrypsin	Two EUR 50,000 scholarships. Funding is intended to support a 12-month project
Albus, Albumin Awards Program	Recognize research that broadens knowledge of the therapeutic applications of albumin	Two annual EUR 50,000 awards. Funding is intended to support a 12-month project
GATRA, Grifols AntiThrombin Research Awards	Identify and support research projects on new and existing uses of antithrombin	Annual EUR 50,000 award. Funding is intended to support a 12-month project
GHAGA. Grifols Hemophilia Awareness Global Awards	Encourage healthcare professionals, treatment centers and hemophilia associations that contribute to enhance the care and quality of life of hemophilia patients	Five EUR 30,000 awards
ASPIRE, Award for Scientific Progress in Immunodeficiency Research	This award showcases and supports innovative clinical research projects that will expand knowledge on primary and secondary immunodeficiencies, including those aimed at raising awareness, diagnosis and disease management, as well as the development of new research on immunoglobulin therapies	One EUR 50,000 award to finance a project of up to 24 months in duration

141 2021 Consolidated Directors' Report PATENTS AND TRADEMARKS Grifols protects the intellectual property of its main products via patent ownership, co-ownership and licensing. A global team, with members in Spain, Ireland and North America, manages patent and trademark approvals, monitors their maintenance and supervises possible infringements NORTH AMERICA EUROPE PATENTS AND APPLICATIONS REST OF WORLD 354 patents 200 trademarks 1,707 patents 1,101 trademarks 3,525 Total patents 928 Patent applications 1,313 Patents that will expire within 10 years 1,464 patents 2,256 trademarks

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SCIENTIFIC COMMUNICATIONS

The company also promotes the generation of knowledge. The work of Grifols scientists and researchers has been featured in several publications and scientific articles, as outlined in the following table.

SCIENTIFIC COMMUNICATIONS

THERAPEUTIC AREA	PRODUCT	TITLE	AUTHORS	TARGET JOURNAL/CONGRESS
Hepatology/ Intensive Care	Albumin	Albumin oxidation status in sepsis patients treated with albumin or crystalloids	Bonifazi M, Meessen J, Pérez A, Vasques F, Busana M, Vassalli F, Novelli D, Masson S, Romitti F, Giosa L, Macrì MM, Pasticci I, Palumbo MM, Mota F, Costa M, Caironi P, Latini R, Quintel M, Gattinoni L	Front Physiol. 2021. doi: 10.3389/ fphys.2021.682877. eCollection 2021
Neurology	Albumin	Emerging Insights into the Role of Albumin with Plasma Exchange in Alzheimer's Disease Management	Costa M, Paez A	Transfus Apher Sci 2021. doi: https://doi. org/10.1016/j.transci.2021.103164
	GRF6019	Safety and Tolerability of GRF6019 Infusions in Severe Alzheimer's Disease: A Phase II Double-Blind Placebo-Controlled Trial	Jonas Hannestad, Tiffanie Duclos, Whitney Chao, Katie Koborsi, Vicki Klutzaritz, Brian Beck, Ashkok K Patel, James Scott, Stephen G Thein, Jeffrey L Cummings, Gary Kay, Steven Braithwaite, Karoly Nikolich	J Alzheimers Dis. 2021. 81(4): 1649-1662 / DOI: 10.3233/JAD-210011
	Albumin	Neuropsychological, neuropsychiatric and quality of life assessments in Alzheimer's disease patients treated with plasma exchange with albumin replacement from the AMBAR Study	Boada M, Lopez O, Olazarán J, Núñez L, Pfeffer M,Piñol-Ripoll G, Gámez JE, Anaya F, Kiprov D, Grifols C, Torres M, Bozzo J, Szczepiorkowski Z, Páez A, on behalf of the AMBAR Clinical Investigation Study Group	Alzheimers Dement. . 2021 Nov 2. doi: 10.1002/alz.12477. Online ahead of print.
	Albumin	Plasma exchange with albumin replacement: a new therapeutic approach for the treat Alzheimer's disease (from the Grifols symposium at SEN 2021, Nov 25, Virtual)	Martínez-Lage P, Boada M, Costa M, Serrano P, Páez A	Expert Rev Neurotheraputics 2011. DOI: 10.1080/14737175.2021.1960823
Coagulation/Hematology	Factor VIII	Combination of emicizumab and factor VIII has no additive effects after reaching normal coagulation levels. Response to J Puetz: Are there additive effects between emicizumab and Factor VIII?"	Bravo MI, Raventós A, Pérez A, Costa M, Willis T	J Thromb Haemost 2021. DOI: 10.1111/ jth.15147
	Factor VIII	Efficacy and safety evaluation of Fanhdi®, a plasma-derived factor VIII/ vonWillebrand factor concentrate, in Von Willebrand's disease patients undergoing surgery or invasive procedures: A prospectivclinical study"	Jiménez-Yuste V, Núñez L, Álvarez-Román MT, Martín-Salces M, Haya S, Federeici AB, Grifols C, Mairal E, Torres M, Páez A	Haemophilia 2021.1–5
Neurology/Immunology	Immunoglobulin	A Multi-Center, Open-Label, Single-Arm Trial to Evaluate Efficacy, Pharmacokinetics, and Safety and Tolerability of IGSC 20% in Subjects with Primary Immunodeficiency	Santamaria M, Neth O, Douglass JA, Krivan G, Kobbe R, Bernatowska E, Grigoriadou S, Bethune C, Chandra A, Horneff G, Borte M, Sonnenschein A, Kralickova P, Sánchez Ramón S, Langguth D, Gonzalez-Granado LI, Alsina L, Querolt M, Griffin R, Hames C, Mondou E	J Clin Immunol. 2022 Jan 1. doi: 10.1007/ s10875-021-01181-6. Online ahead of print."
	Immunoglobulin	Anti-SARS-CoV-2 antibodies in healthy donor plasma pools and IVIG products	Romero C, Diez JM, Gajardo R	Lancet Infect Dis 2021. DOI:https://doi. org/10.1016/S1473-3099(21)00059-1
	Immunoglobulin	Anti-SARS-CoV-2 hyperimmune Immunoglobulin provides potent and robust neutralization capacity and Antibody-dependent Cellular Cytotoxicity and Phagocytosis induction through N and S proteins	José María Díez, Carolina Romero, María Cruz, Peter Vandeberg, W, Keither Merritt1, Edwards Pradenas, Benjamin Trinité, Julià Blanco, Bonaventura Clotet, Todd Willis, Rodrigo Gajardo	J Infect Dis 2021. DOI: https://doi.org/10.1093/ infdis/jiab540

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SCIENTIFIC COMMUNICATIONS

THERAPEUTIC AREA	PRODUCT	TITLE	AUTHORS	TARGET JOURNAL/CONGRESS
Neurology/Immunology	Immunoglobulin	Application of a caprylate/chromatography purification process for production of a high potency rabies immune globulin from pooled human plasma	Michelle Woznichak, Pete Vandeberg, Catherine Russ, Chad Talton, Jyoti Srivastava, Vik Arora, W, Keither Merritt, Marta Jose	J Immunol Meth 2021: DOI: https://doi.org/10.1016/j.jim.2021.113164
	Immunoglobulin	Characterization of an Anti-Ebolavirus Hyperimmune Globulin Derived from Convalescent Plasma	Jonathan M, Ciencewicki, Andrew S, Herbert, Nadia Storm, Nicole M, Josleyn, Kathleen Huie, Lindsay G, A, McKay, Anthony Griffiths, John M, Dye, Todd Willis and Vikram Arora,	J Infect Dis 2021 Aug 27.jiab432. doi: 10.1093/infdis/jiab432
	Immunoglobulin	Characterization of antibodies in human immunoglobulin products from different regions worldwide	Marzo N, Pons B, Serra A, Maduell P, Lopez M, Grancha S	Int J Infect Dis 2021. https://doi.org/10.1016/j.ijid.2021.01.034
	Immunoglobulin	Effective presence of antibodies against common human coronavirus in IgG immunoglobulin medicinal products	Díez JM, Romero C, Gajardo R	Int J Infect Dis 2021. doi: https://doi.org/10.1016/j.ijid.2021.12.329
	Immunoglobulin	One year follow-up of anti-SARS-CoV-2 antibodies in healthy donor plasma pools and normal IgG medicinal products. March 2020-July 2021	Romero C, Diez JM, Gajardo R	Lancet Infect Dis 2022. DOI:https://doi.org/10.1016/S1473-3099(21)00755-6
	Immunoglobulin	Pharmacokinetic Modeling and Simulation of Subcutaneous and Intravenous IgG Dosing in Patients with Primary Immunodeficiency Diseases	Graciela Navarro-Mora, Joan J, Alberti, Elsa Mondou, David Vilardell Murillo, Juan Vicente Torres, Jaume Ayguasanosa, Antonio Paez	International Immunopharmacology Volume 104. March 2022 https://doi.org/10.1016/j.intimp.2021.108472
	Albumin	Plasma exchange with albumin replacement and disease progression in amyotrophic lateral sclerosis: a pilot study	Povedano M, Paipa A, Barceló M, Woodward MK, Ortega S, Domínguez R, Horrillo R, Costa M, Páez A	Neurol Sci 2021. doi: https://doi.org/10.1007/s10072-021-05723-z
	Immunoglobulin	Production of anti-SARS-CoV-2 hyperimmune globulin from convalescent plasma	Vandenberg P, Cruz M, Diez JM, Merritt K, Santos B, Trukawinski S, Wellhouse A, Willes T	Transfusion 2021. DOI: https://doi.org/10.1111/trf.16378
Immunology / infectious diseases	Recombinant polyclonal antibodies	Generation of recombinant hyperimmune globulins from diverse B-cell repertoires	Keating SM, Mizrahi RA, Adams MS, Asensio MA, Benzie E, Carter KP, Chiang Y, Edgar RC, Gautam BK, Gras A, Leong J, Leong R, Lim YW, Manickam VA, Medina-Cucurella AV, Niedecken AR, Saini J, Simons JF, Spindler MJ, Stadtmiller K, Tinsley B, Wagner EK, Wayham N, Tracy L, Lundberg CV, Büscher D, Terencio JV, Roalfe L, Pearce E, Richardson H, Goldblatt D, Ramjag AT, Carrington CVF, Simmons G, Muench MO, Chamow SM, Monroe B, Olson C, Oguin TH, Lynch H, Jeanfreau R, Mosher RA, Walch MJ, Bartley CR, Ross CA, Meyer EH, Adler AS, Johnson DS	Nat Biotechnol 2021 Aug.39(8):989-999
Oncology	Recombinant monoclonal antibodies	Lack of blocking activity in anti-CTLA-4 antibodies reduces toxicity, but not anti-tumor efficacy	Stone EL, Carter KP, Wagner EK, Asensio MA, Benzie E, Chiang YY, Coles GL, Edgar C, Gautam BK, Gras A, Leong J, Leong R, Manickam VA, Mizrahi RA, Niedecken AR, Saini J, Sandhu SK, Simons JF, Stadtmiller K, Tinsley B, Tracy L, Wayham NP, Lim YW, Adler AS, Johnson DS	bioRxiv 2021 doi: https://doi.org/10.1101/2021.07.12.452090

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ANNEX: DETAILS OF RESEARCH PROJECTS

Phase	Project	Product Type	Indication	Description
Preclinical	recIG - Spike in PdIG with enriched recombinant libraries (PIDD)	Recombinant Ig	Primary Immunodeficiency (PIDD)	Non-clinical studies to support the development of a plasma-derived Ig enriched with recombinant polyclonal antibodies
Preclinical	AAT Non-cystic fibrosis bronchiectasis	Plasma-derived	Non-cystic fibrosis bronchiectasis (NCFBE)	Non-clinical studies to support future clinical development of Alpha-1 Antitrypsin in non-cystic fibrosis bronchiectasis
Preclinical	ATIII New Indication	Plasma-derived	Hematology	Non-clinical studies to support future clinical development of a new Indication for AT-III (antithrombin III)
Preclinical	GIGA 564 Anti-CTLA-4 mAb Oncology	Monoclonal Antibody (mAb)	Oncology	Manufacturing and non-clinical studies to support planned IND and first-in-human Phase 1/2a study of GIGA-564 as a monotherapy and in combination with an anti-PD-(L)1 for the treatment of advanced melanoma and solid tumors
Preclinical	GIGA 2328 Anti-CTLA-4 mAb Oncology	Monoclonal Antibody (mAb)	Oncology	Manufacturing and non-clinical studies to support IND and first-in-human clinical studies of GIGA-2328
Preclinical	HIV bi-specific Antibody	Bi-specific Antibody (bAb)	HIV	Preclinical development and production process studies of an antibody
Preclinical	GIGA 2339 HBV Recombinant hyperimmune Ig	Recombinant hyperimmune Ig	Hepatitis B Virus (HBV)	Manufacturing and non-clinical studies to support IND filing and first-in-human clinical studies of a recombinant Hyperimmune Ig for the treatment of Hepatitis B Virus (HBV)
Phase 2	AAT 15% (SC) AAT deficiency	Plasma-derived	AAT deficiency	Phase 1/2 clinical study for the subcutaneous administration of a highly concentrated, liquid formulation of AAT in subjects with Alpha-1 Antitrypsin Deficiency (AATD)
Phase 2	AKST4290 DR	Small Molecule	Diabetic Retinopathy (DR)	Phase 2 clinical study to evaluate the efficacy of oral AKST4290 in subjects with moderately severe to severe Diabetic Retinopathy (Capri)
Phase 2	AKST4290 nAMD	Small Molecule	Neovascular Age-Related Macular Degeneration (nAMD)	Phase 2b clinical study to evaluate the efficacy of oral AKST4290 with loading doses of Aflibercept in subjects with newly diagnosed Neovascular Age-Related Macular Degeneration
Phase 2	AKST1210 ESRD-CI	Medical Device	Cognitive Impairment Associated with End-Stage Renal Disease (ESRD-CI)	Phase 2a clinical study to evaluate the tolerability, feasibility, and efficacy of AKST1210 in subjects with End-stage Renal Disease with Cognitive Impairment undergoing Hemodialysis
Phase 2	GRF6019 AD	Plasma-derived	Alzheimer's Disease (AD)	Two Phase 2 clinical studies to assess the safety and tolerability of GRF6019 (a therapeutic plasma fraction) infusions in subjects with mild to moderate Alzheimer's Disease and severe Alzheimer's Disease (respectively). Both studies were finalized on previous years and 2021 activity on this program corresponds mainly to the publishing of the severe AD manuscript.
Phase 2	GRF6021 PD with Dementia	Plasma-derived	Parkinson's Disease (PD)	Phase 2 clinical study to assess the safety and tolerability of GRF6021 (a therapeutic plasma fraction) infusions in subjects with Parkinson's Disease and Cognitive Impairment. Study was finalized in 2020 and 2021 activity on the program corresponds to CSR publishing, as well as, exploratory images and proteomic analyses.
Phase 2	ABvac40 AD	Vaccine	Alzheimer's Disease (AD)	Phase 2 clinical study in subjects with amnestic mild cognitive impairment or very mild Alzheimer's Disease to investigate the safety, tolerability and immune response of repeated subcutaneous Injections of ABvac40
Phase 2	AKST4290 PD	Small Molecule	Parkinson's Disease (PD)	Phase 2 clinical study to evaluate the efficacy and safety of oral AKST4290 in subjects with Parkinson's Disease on stable Dopaminergic treatment

GRIFOLS 145 2021 Consolidated Directors' Report

Phase	Project	Product Type	Indication	Description
Phase 3	IVIG-PEG	Plasma-derived	Primary Immunodeficiency (PIDD)	Development and licensure of a purification process for intravenous gamma globulin (IVIG) which improves the product purity by reducing isoagglutinins. It includes a bioequivalence clinical trial in the US to evaluate the pharmacokinetics, safety and tolerability in adult subjects with primary immunodeficiency (PID)
Phase 3	Xembify-CLL	Plasma-derived	Secondary Immunodeficiency - Chronic lymphocytic leukemia (SID - CLL)	Phase 3 clinical study of Ig for treatment of Secondary Immunodeficiency-related Chronic lymphocytic leukemia
Phase 3	PRECIOSA D.Cirrhosis (Alb.20%)	Plasma-derived	Decompensated Cirrhosis	Phase 3 clinical study to assess the efficacy of long-term albumin infusions (A 20%) in subjects with decompensated cirrhosis and ascites
Phase 3	APACHE ACLF (Alb 5%)	Plasma-derived	Acute-On-Chronic Liver Failure (ACLF)	Phase 3 clinical study to assess the effects of plasma exchange with Human Serum Albumin 5% (PE-A 5%) on short-term survival in subjects with "acute-on-chronic liver failure" (ACLF) at high risk of hospital mortality
Phase 4 / Regulatory	Xembify® Europe	Plasma-derived	Primary Immunodeficiency (PID)	Ongoing Xembify® product registrations across EU countries
Phase 4 / Regulatory	Xembify® Bi-weekly dose	Plasma-derived	Primary Immunodeficiency (PIDD)	Phase 4 clinical study to evaluate Xembify® biweekly dosing in treatment-experienced subjects and loading/ maintenance dosing in treatment-naïve subjects with primary immunodeficiency (PIDD)
Phase 4 / Regulatory	SPARTA - Prolastin®-C EUR	Plasma-derived	AAT deficiency	Phase 4 clinical study to assess the efficacy and safety in AATD-induced emphysema of two different doses of weekly intravenous administrations of Prolastin®-C
Phase 4 / Regulatory	Fostamatinib ITP – Refractory patients	Small Molecule	Chronic Immune Thrombocytopenia (cITP)	EMA post-authorization safety study (PASS): observational study of Fostamatinib in adult subjects with refractory chronic Immune Thrombocytopenia (cITP)
Phase 4 / Regulatory	Fibrin Sealant Biosurgery Pediatric Use	Plasma-derived	Biosurgery Pediatric Use	Phase 4 clinical study to evaluate the safety and efficacy of Fibrin Sealant Grifols as an adjunct to haemostasis during surgery in pediatric subjects
LCM	Xembify® Prefilled syringes	Plasma-derived	Primary Immunodeficiency (PIDD)	Development and licensing of Xembify® in 10cc (5mL and 10mL fills) and 50cc (20mL and 50mL fills) prefilled syringes
LCM	FlexBag® US, EUR	Plasma-derived	All Albumin uses	Development and licensing of 5%, 20%, and 25% Albutein® filled in 50mL, 100mL, 250mL, or 500mL flexible bags
LCM	Prolastin® EU 4-5gr vials	Plasma-derived	AAT deficiency	Development and licensing of two new vial sizes (4g and 5g presentations) for Prolastin® in the European countries included in the current Prolastin® Mutual Recognition Procedure (MRP) and Switzerland

8 OUR PEOPLE Grifols' global talent pool is a key driver of its long- term sustainable growth. In 2021, the company continued to foster diversity and social inclusion, training, promotion and talent development, equal opportunities and parity, while encouraging a safe and healthy workplace through the promotion of a more humane leadership and a corporate culture based on solid ethical values.

Grifols 2030 Agenda 10 commitments Grifols' workforce 23,000+ people Equal opportunities 65% of promotions are women Diversity and inclusion 29%+ incorporations people with disabilities Professional development 2.8 million training hours In 30 seconds

148 2021 Consolidated Directors' Report PEOPLE MANAGEMENT The COVID-19 pandemic to mark the year and the need to constantly adapt in an environment of uncertainty and volatility continued to mark its year 2021. Throughout the year, Grifols continued to focus on supporting its employees by listening and responding to their needs, while continually working to ensure that patients across the globe had access to essential therapies, products and services. Grifols' commitment to its workforce Policies, guidelines and management tools • Serve as a responsible and sustainable company that contributes to generating economic, social and environmental value by fostering team involvement and a solid value-driven corporate culture. • Be a diverse and inclusive company that guarantees equal opportunities for all its employees. • Care for the health, well-being and safety of the entire workforce. • Maintain an open dialogue based on trust and respect with employee representatives. • Stimulate teamwork through shared experiences and knowledge to drive innovation. • Encourage the acquisition of knowledge and continuous training adapted to individual needs, through a combination of specialized and transversal skills. • Offer a professional development model to identify strengths and areas for growth based on a systematic approach to assess attitude, performance and behavior. • Offer competitive pay packages and adequately compensate employees who contribute to the company's continuous development. • The Global Recruitment and Selection Policy guarantees a systematic approach to recruitment and complies with current legal requirements in terms of corporate values. This ensures zero discrimination on the basis of age, marital status, disability, gender, family status, race, religion or sexual orientation at all stages of the recruitment process. • The Occupational Health and Safety Policy establishes a rigorous system for health, safety and risk-prevention in the workplace. • The new Global Diversity and Inclusion Policy recognizes and embraces the contribution of people with different abilities, experiences and perspectives. • The Harassment Prevention Policy defines harassment as a form of discrimination and defines the types of behavior explicitly prohibited by the organization, underlining the company's commitment to providing a harassment-free workplace. Grifols applies this policy and reinforces it through employee training in an effort to prevent, correct, and apply disciplinary measures to any behavior which breaches this policy. • Grifols' Global Training Policy establishes the company's commitments to employee training and serves as the framework to develop and implement its strategic and long-term training plans. • The new “Flexibility for U” Policy applies to employees in Grifols' Spanish facilities and establishes the conditions under which they can opt to work remotely. It also defines other flexibility measures and best practices in digital disconnection to promote better work/life balance. • The Student Internship Policy establishes and regulates the procedures and benefits in place for students who undertake internships in companies in Spain. • The Equal Opportunity Principle guarantees equal pay regardless of age, marital status, disability, gender, family status, race, religion or sexual orientation. • The Grifols Performance System (GPS) is implemented by the company to assess employee performance objectively and systematically on an annual basis. Corporate policies are public and available at www.grifols.com Grifols also strives to guarantee equal opportunities, actively promotes diversity and inclusion, and encourages career development. The company's commitment to its workforce is manifested throughout the organizational structure and articulated through different policies, guidelines and management initiatives.

149 2021 Consolidated Directors' Report OUR TEAM AS OUR PRIORITY Grifols considers the health and safety of the workforce a top priority. The company has continued to maintain and promote various measures against COVID-19, such as: • Preventive measures: social distancing, hygiene measures and gel dispensers, etc. • Body temperature controls at all building access points in Spain • Regular COVID-19 testing for the entire workforce (up until the second quarter in the U.S. and third quarter in Spain) The pandemic underlined the vital need to be able to respond quickly to any changes that affect our surroundings. Keeping this in mind, Grifols continues to improve its ﬂexibility programs and started promoting digital transformation initiatives. The “Flexibility for U” policy was approved in 2021 based on feedback from the employee satisfaction survey and the company aspires to enhance the well-being of its workforce and contribute to a more positive work-life balance through it. Committed to health throughout the pandemic Promoting ﬂexibility: digital technologies and positive work-life balance • Expansion of medical services in Spain to 24 hours a day and seven days a week. • Continuous assessment of COVID-19-related risks • Improved communication, management guides for middle management and speciﬁc training sessions • Psychological support service through psychological care (until April 2021) • Training sessions to help adapt to change and improve communication and collaboration in a virtual work environment. Cross-disciplinary teams have also been strengthened with the aim of ﬁnding digital solutions to better navigate current challenges, with people, culture and technology as the fundamental pillars. Several solutions for people-related company procedures, such as hiring and training were promoted by these teams, including the use of virtual reality, RPA or gamiﬁcation.

150 2021 Consolidated Directors' Report GRIFOLS' TEAM OPINION, THE ENGINE OF IMPROVEMENT Gathering employees' thoughts and perspectives is critical to effectively address new challenges. Between October 2019 and October 2020, the company launched a worldwide employee survey– the Grifols Employee Survey–to gain a stronger grasp of employees' needs and general opinions. The survey was sent to over 22,000 employees through various channels. In addition to this bi-annual global survey, Grifols regularly uses pulse surveys to gauge employees' opinions on speciﬁc issues, as well as to measure the impact of training programs or communication initiatives. Grifols considers people management as a driving force of its success. In today's global environment, employees value trust and ﬂexibility to manage their personal and professional lives. Cognizant of this need, Grifols developed a new Flexibility Policy initiative titled “Flexibility for U,” as a testament to its responsible approach to leadership and to generate greater trust and team empowerment. “Flexibility for U” establishes the conditions under which Grifols' employees can work remotely, as well as other ﬂexibility measures and best practices, such as digital disconnection as part of Grifols efforts to promote a positive work-life balance Following this same model, the company also conducts a “New Hire Survey” to assess the experiences of new recruits; an “Exit Survey,” to gather information from those who leave the company; a “Hiring Manager Survey,” which helps assess a manager's satisfaction with a selection process carried out for their team; and the “Candidate Satisfaction Survey,” to evaluate the satisfaction of candidates not selected in a hiring process. In 2021, more than 12,400 surveys of this type were sent, helping the company improve its decision-making process related to its talent pool.

151 2021 Consolidated Directors' Report Results of Grifols Employee Survey 2020 A new roadmap for further progress The Grifols' Employee Survey showcased that the areas of Processes and Resources, Customer Orientation, Empowerment and COVID-19 Pandemic Management received the highest positive feedback. The 2020 Grifols Employee Survey offered comprehensive feedback at a global level and by business division. Results were broken down into different categories, including professional level, gender, seniority and country, among others; and were shared with the top leadership of each team at the beginning of 2021, followed by individual division and subdivision leaders and ﬁnally, each division shared the survey ﬁndings with their team members. The survey feedback was also included in the agenda for the biannual organization-wide meetings. After communicating the survey results to the workforce, Grifols analyzed them in greater depth in order to identify opportunities for improvement and Participation 78% in the sales department 71% in other departments 20%+ participation compared to the 2017 survey The level of employee commitment stood at 61%, highlighting the need for greater efforts to boost engagement among the talent pool. Therefore, as part of its corporate objectives for 2030, the company aspires to increase the level of employee commitment to at least 70%. The company is continuously working to meet these goals. Perceived level of commitment 61% Level of commitment to be reached by 2030 >70% Notable improvements in the perception of corporate values Pride: Grifols is built by its employees Innovation and improvement: we improve and innovate to remain a benchmark for society implement speciﬁc action plans. These were rolled out in 2021 in two ways: through “quick wins”– quick actions with immediate impact–or through initiatives, actions or projects with a medium- to long-term impact. Ultimately, the survey results served as a starting point for designing a corporate action plan. As part of its ripple effects, the survey led to the launch of a ﬂexibility policy, the decision to transfer more power to middle management, and using more resources to help attract and develop talent. It also contributed to the design of a “Global Recognition Program,” set to launch in 2022.

152 2021 Consolidated Directors' Report TEAM DEVELOPMENT Grifols' workforce was comprised of 23,234 employees at the end of 2021. Standing out, is the positive evolution of the presence of women in roles of greater responsibility. These changes reafﬁrm the company's efforts to boost equality in all labor related aspects of the organization. Speciﬁcally, the number of women in executive positions increased by 13.5%, directors by 6.6%, senior management by 1.3% and management by 1%. Overall, the workforce was reduced by 1.8%, mainly due to the U.S. labor market situation, and to a lesser degree, the company's decision to focus on strategic businesses. This decision led to the company's divestment of its hemostasis and blood bags businesses, affecting employees in Murcia and Brazil. In contrast, 9,379 people were hired in 2021, reﬂecting the company's continuous commitment to job creation. Contracts 99% permanent contracts Age 52% aged between 30-50 Nationalities 98 nationalities Total workforce 23,234 employees Ongoing efforts to promote gender equality 60% 40% 65% promotions are women 75% of new hires are women 28% of executives are women 42 / +14%* 38% of directors are women 177 / +7%* 52% of professionals are women 1,470 / +3%* *Increases with respect to 2020

153 2021 Consolidated Directors' Report Diversity and social inclusion to ensure success Grifols considers diversity to be one of its major assets. A rich workforce made up of employees from across the globe, with diverse backgrounds, cultures and beliefs, is key to developing new ideas and promoting innovation. This is reﬂected in the company's Diversity and Inclusion Policy and the Global Recruitment and Selection Policy, both of which are supported by a comprehensive action plan. Therefore, a three-year strategic plan was launched at the beginning of 2021 to further promote diversity and inclusion at Grifols, with the following objectives: 1. Reﬂect the diversity of the communities where the company operates 2. Continue promoting diversity and inclusion in Grifols' corporate culture and work practices 3. Position Grifols as a benchmark for diversity and inclusion This plan is split into two distinct areas: one for the U.S. and the other for Spain and the rest of the world. In 2021, actions for Spain and the rest of the world (ROW) focused on including people with disabilities into Grifols' workforce. Whereas, in the U.S., efforts centered on achieving greater minority representation and gender equality. MAIN ACTIONS BASED ON THE PLAN'S FOUR FUNDAMENTAL PILLARS PILLAR ACTION Commitment from top management Managers share their commitment to social inclusion with their employees and join in celebrations such as International Women's Day and International Day of Persons with Disabilities, among others. Inclusive leadership • Inclusive leadership training programs for HR teams • New cross-cutting content included in existing leadership training programs Review of people management policies and processes • Launch of two diversity and inclusion policies: the Global Diversity and Inclusion Policy and the Global Recruitment and Selection Policy • Provision of guidelines to recruiting teams to review job descriptions with the aim of ensuring bias-free employment listings • Employee focus groups to detect areas for improvement in U.S. promotion processes • Creation of working groups in Germany, Spain and Ireland to monitor and review actions related to integrating people with disabilities in the workforce Corporate culture and communication • Training of over 900 employees in Germany, Spain and Ireland • Local networking systems to attract diverse talent • Launch of a socially inclusive communication manual in Spain and the U.S. • Adaptation of job titles • Training of HR teams on socially inclusive language and review of internal communications • Celebrating the company's diversity by giving visibility to different people in the workforce on key dates such as: International Women's Day and International Day of Persons with Disabilities in Spain; Black History Month, Spanish Heritage Month and Veteran's Day in the U.S. • A new section dedicated to promoting diversity and inclusion on the corporate intranet and in the internal corporate magazine • A new Employee Resources Group created in the U.S. called “Black Employee Alliance” to foster an inclusive and fair workplace • Support of the U.S.-based “Women Leadership Initiatives” group INCLUSION OF PEOPLE WITH DISABILITIES WORK VALUES ACROSS GENERATIONS INCLUSION OF PEOPLE WITH DISABILITIES REPRESENTATION OF MINORITIES YEAR 1 U.S. SPAIN + ROW YEAR 2 YEAR 3 GENDER EQUALITY GENDER EQUALITY REPRESENTATION OF MINORITIES WORK VALUES ACROSS GENERATIONS

154 2021 Consolidated Directors' Report Anti-discrimination actions and principles Equality Grifols reﬂects the values of the International Labor Organization (ILO) aimed at promoting social justice, human rights and the recognition of core labor standards by adhering to the principles of equal opportunity and non-discrimination in the recruitment and hiring of new employees. In the United States, it complies with the U.S. Department of Labor's Ofﬁce of Federal Contract Compliance Programs (OFCCP), which requires employers like Grifols to actively implement equal employment opportunity and avoid discrimination based on race, gender, religion, age, sexual identity or disability, among others. These Afﬁrmative Action Plans apply to all companies with more than 50 employees and aspire to increase employment among women and minority groups protected by law. In line with these guidelines, Grifols published a Harassment Prevention Policy in 2021, translated into 11 languages and adapted to local regulations; in which it deﬁnes its commitment to three core areas: 1. Guarantee a discrimination-free workplace 2. Treat employees fairly and promote an environment of mutual respect 3. Provide a workplace culture that accepts individual differences In 2021, Grifols published its Global Diversity and Inclusion Policy to highlight how people with different abilities, experiences and perspectives contribute to the company's growth and advancement. Grifols considers diversity to be multifaceted: embracing race, ethnicity, sex, gender identity, age, religion, afﬁliation and sexual orientation, as well as diverse educational backgrounds, personality types, cultures, experiences and physical abilities. This new policy highlights Grifols' commitments to labor equality, with a focus on: • Providing a discrimination-free workplace • Treating employees fairly and promoting mutual respect • Providing a workplace culture that supports and values individual differences • Guaranteeing equal-employment opportunities In 2021, these plans resulted in 96 speciﬁc actions. In 2020, 83 actions were taken and in 2019, 106 actions. Grifols has a zero-tolerance policy regarding any type of discrimination or harassment and makes concerted efforts to maintain a discrimination-free workplace. As a result, these are reﬂected in the courses that Grifols' provides: which includes harassment prevention as part of the Equal Employment Opportunities Plan course; as well as complaint management in the Ethics Helpline course. Both courses are compulsory for all company employees. In 2021, within a workforce of 23,234 employees, 52 discrimination incident reports were ﬁled, similar to levels reported in 2020 (53 incidents out of 23,655 employees) and 2019 (55 incidents out of 24,003 employees). The appropriate investigations and analyses were carried out for all reports, and while none of the complaints was discriminatory in legal terms, the necessary measures were taken to ensure a more discrimination-free environment. • Ensuring that employees are aware of their rights and responsibilities regarding fairness, equality and respect for diversity • Attracting diverse talent and commitment to people development Grifols also has Equal Employment Opportunity plans in place as part of its commitment to non- discrimination, equal treatment and opportunities. The actions included in these plans follow the basic principles set forth in Grifols' Code of Conduct and Code of Ethics for management personnel. Equality committees have also been established in the group's various companies, which are currently negotiating new plans.

155 2021 Consolidated Directors' Report Integration of people with disabilities Grifols is committed to employing people with disabilities and alternative measures are adopted only when it is not technically or organizationally feasible, as established in the General Disability Law, applicable to Spanish public and private companies. The company provides them universal accessibility, which includes ensuring buildings are free from architectural barriers to guarantee equal opportunities for them. All of Grifols' new buildings and facilities comply with the legal requirements, and wherever necessary, refurbishments are made to facilitate access for people with reduced mobility. In the U.S., Grifols complies with the employment provisions of the Americans with Disabilities Act (ADA), a federal law aimed at preventing discrimination and providing equal access and opportunities for people with disabilities. Since 2021, as part of the company's Strategic Plan for Diversity, three speciﬁc teams have been set up in Ireland, Germany and Spain, with the goal of attracting diverse talent and improving the experiences of employees with disabilities. The most signiﬁcant actions carried out during the year included: • Monthly meetings to monitor cases and identify opportunities for improvement • Disability awareness-raising sessions for employees in Germany, Ireland and Spain. In the case of Spain, they were also addressed to the workers' legal representatives • Local partnerships and foundations to help attract diverse talent • Review and improvement of job listings to underline Grifols' commitment to attracting people with disabilities • Awareness-raising sessions, when necessary, for teams who have new recruits with disabilities • Speciﬁc reviews made when adapting jobs, where required • Global internal communication campaign to coincide with the International Day of Persons with Disabilities Grifols continues to integrate more people with disabilities into its team. In 2020, the company had 599 people with some form of disability in its talent pool. However, this number has increased to 772 people in 2021. Of these, 78 work in Spain, 636 in the U.S., 57 in Germany, and one in Ireland. QQQQ 772 people with some type of disability are part of the company's workforce, representing an increase of 29% in 2021

156 2021 Consolidated Directors' Report TALENT MANAGEMENT Grifols' corporate values reﬂect a forward-thinking approach to business and have guided its operations since its creation more than 110 years ago. These values are at the heart of the Grifols team and the pillars of its talent management. We believe people are the primary asset of a company that aspires to continually grow We advocate for recognizing the valuable contribution of our people to the group We believe in internal promotion to propel our business forward We bet on professionals who identify with our corporate culture Attracting, incorporating and retaining stellar talent are the keys to Grifols' success The Grifols Employer Branding project is a top priority for the company and the driving force behind attracting, developing and retaining talent, improving brand recognition and building commitment. In 2021, Grifols focused even more so on attracting the best possible professionals who align with the company's corporate values and objectives and can contribute to the group's success. The following are some of the most signiﬁcant actions carried out over the year: • Consolidation of the entire online recruitment process which simpliﬁed the process of hiring candidates regardless of their location • Speciﬁc actions to promote diversity and inclusion, including: – Launch of a scholarship project to open new positions for people with disabilities in Spain and Germany in departments with short-term development possibilities – Development of a project in partnership with an external company to hire people with disabilities for both management and executive positions in Spain – Projects and alliances with U.S. associations to enable the company to support groups historically under-represented in its structure • New procedure to follow-up with personnel on leave to facilitate their return • Implementation of new functions in selection process management system (Success Factors) to better detect and attract new talent In 2021, 25% of new job positions in Grifols were ﬁlled with internal candidates and an additional 9,379 employees were hired externally. Values Management objectives TALENT ACQUISITION COMMITMENT AND RETENTION TRAINING AND CAREER DEVELOPMENT INTERNAL GROWTH PERFORMANCE MANAGEMENT TALENT AND PROMOTION QQQQ 25% of job posts were covered by internal candidates and 9,379 new people were incorporated into the workforce

157 2021 Consolidated Directors' Report Employee training: the foundation of sustainable growth Employee training is the cornerstone of Grifols' commitment to professional and talent development, and training programs are adapted to meet Grifols' business priorities, the current global context and future trends. As outlined in the Grifols' Global Training Policy, the company works to guarantee that all employees have access to training, development and continuous learning opportunities to promote the acquisition of new competencies and knowledge. This policy is aligned with the organization's strategic objectives and serves as the basis for its annual training plans, designed to address the concrete needs of Grifols' distinct domains: individual, team, business and organizational areas. Therefore, all training programs are strategically developed to meet the highest quality standards and are subject to a strict evaluation process in order to monitor the level of satisfaction and the degree to which the concepts learned are applicable to the workplace. As a part of this strategy, the company also fosters a learning culture based on personal responsibility, where employees proactively develop and promote a career plan to meet their own personal aspirations, with the full support and guidance of their manager. Training programs are adapted to meet Grifols' business priorities, the current global context and future trends. Furthermore, the company continues to develop new learning practices, some of which were accelerated as a result of COVID-19. In its evolution toward a new learning culture, Grifols emphasized the following areas in 2021: • Consolidation of virtual training: Online training options substantially improve the company's ability to offer a wide range of sessions through corporate tools. In 2021, around 93% of the training offered was performed online, a 20% increase compared to 2020. Meanwhile, the return to face-to-face formats opens up opportunities to develop blended programs, which combines online and in-person learning opportunities. QQQQ Grifols has invested 86% of its total training hours to develop basic professional roles • Increased use of on-demand learning options: Individuals learn by choosing the online learning resources they need, when they need them. In the U.S., where employees have access to the Skillsoft learning platform, usage increased by 34% compared to 2020. Access to this type of platform for all employees globally, is currently being evaluated. • Use of innovative technology and training methods: Grifols is committed to leveraging the possibilities of using virtual reality, especially in the industrial ﬁeld where activities and processes can be simulated. This has enabled employees to train other people around the world, offsetting the travel limitations generated by the global pandemic. Similarly, the sales department increasingly carries out product training through augmented reality to achieve a better all-around learning experience and uses gamiﬁcation to transmit knowledge as it achieves greater engagement from participants, stimulation of experiential learning and idea generation. • Reinforcing cultural sensitivity: Grifols' signiﬁcant geographic diversiﬁcation in China, Egypt, Canada, Germany and Hungary requires employees to be especially sensitive to different cultures and business protocols. In 2021, diverse initiatives were launched, including the “Egypt Intercultural Training” and “Doing Business in China,” which collectively welcomed 197 participants. • Reinforcing procedures for new employees: The company placed greater emphasis on training through e-learning and internal programs to facilitate the integration of new team members. • Supporting employee health and well-being: The training program developed during the pandemic continued to help employees cope with the emotional, physical and health impact of the pandemic in 2021. On a global level, training and continuous development extends to all professional levels of the company. In 2021, Grifols' workforce collectively dedicated 2.8 million hours to training* with women receiving 67% of those hours, and men the remaining 33%. * 96% of the workforce has been reported

158 2021 Consolidated Directors' Report 67% of training hours delivered to female employees 33% of training hours delivered to male employees 141,000+ training hours dedicated to safety, health and environment 2,189 11,084 23,255 44,143 83,515 227,313 2,427,947 2,411,789 233,048 174,610 0.1% 0.4% 0.8% 1.6% 3.0% 8.1% 86.1% Executives Directors Senior management Management Professional Senior Professional staff Administrative staff / Manufacturing operators U.S. Spain Rest of the world *Total number of hours and % over total hours A snapshot of Grifols' continuous development 2,819,447 training hours in 2021 Breakdown of training hours by professional category* Breakdown of training hours by region ning hours by region

GRIFOLS 159

2021 Consolidated Directors' Report

› Training programs

Development of executives

In a world that is in a constant state of flux, executives need to be equipped with critical skills to navigate new challenges and detect new market opportunities.

Grifols continuously offers executive development programs centered on change management, adapting new roles and systems, and communication skills to its senior business leaders in order to reinforce their leadership competencies. In 2021, programs centered on change management, adapting new roles and systems, and communication skills, with the participation of more than 480 executives.

The company increasingly offers leadership development programs to address the specific needs of business leaders in a world in constant flux. In this regard, short, ad-hoc programs, such as the "Leadership by Objectives in Flexible Environments" and "The Development and Performance Interview" were launched globally, alongside new programs like the "First Leadership Line Essentials" that were offered to new managers to advance their leadership.

At the same time, Grifols launched "The Digital Leader" program to help corporate leaders accelerate the organization's digital transformation. The first edition welcomed 61 participants, who collectively dedicated 732 hours, and offered an enriching platform for new business and digitalization ideas.

Grifols also allocated resources to develop high-potential managers, with the aim of bolstering its leadership pipeline to address both current and future challenges. These offerings included:

- **Manufacturing:** "Grifols Leadership Exchange Program," an extensive, highly personalized journey aimed at a select group of managers.
- **Plasma Operations:** Center Leadership Development Program (CLDP), designed to train a new generation of leaders in Grifols plasma donation centers. The CLDP was accredited in 2019 by the Institute for Credential Excellence (ICE 1100) in recognition of its unique training approach and emphasis on fostering training and professional development grounded in solid ethical values.

The company plans to develop new initiatives to continue reinforcing its talent pipeline

Collaboration with College for America

The Grifols Academy joined the College for America program in 2013. Led by Southern New Hampshire University, it offers scholarships to Grifols employees to help them earn college degrees and thanks to this collaboration, 102 employees have graduated and 28 continue to pursue their degrees so far.

Tuition Programs – educational expenses reimbursement program

Aligned with its culture of training and continuous learning and in addition to its in-house development programs, Grifols offers employees financial support to explore professional development opportunities outside the company. This flexibility allows employees to earn official higher education degrees and professional training certificates.

In 2021, Grifols allocated EUR1,236,779 to academic subsidies, which benefited 428 employees.

More than 480 executives have received leadership training

EXECUTIVE DEVELOPMENT

	2021	% of total	2020	% of total	2019	% of total
Participation of executives	481	15%	594	20%	1,206	42%

COLLEGE FOR AMERICA

	2021	2020	2019
Graduates (number of employees	6	8	12

GRANTS FOR EDUCATION

	2021	2020	2019
Grants awarded (number of employees)	428	449	690

GRIFOLS 160 2021 Consolidated Directors' Report

The Grifols Academy

In 2009, Grifols established The Grifols Academy, composed of the Professional Development Academy, the Academy of Plasmapheresis and the Academy of Transfusion Medicine, in reflection of its solid commitment to employees and other stakeholders. Through the Grifols Academy, the company promotes employees' educational and professional development, cultivates its corporate values, and globally offers resources and services to medical professionals to help them enhance patient care. The Academy also spearheads initiatives designed to promote the exchange of knowledge and experiences in the plasma industry, setting it apart from other educational institutions.

Furthermore, the Grifols Plasmapheresis Academy was granted accreditation for a five-year period, extending until December 30, 2024, by The Accrediting Commission of the Accrediting Council for Continued Education & Training (ACCET). The Academy received its first accreditation in 2015 for its standardized educational programs and commitment to employee development. This accreditation provides an unbiased third-party validation that the Plasmapheresis Academy meets U.S. educational standards.

THE GRIFOLS ACADEMY
PROFESSIONAL DEVELOPMENT

The Grifols Academy of Professional Development offers employees training and **professional development** to reinforce their corporate competencies and values. Its three core training areas include: corporate competency development, leadership development and onboarding initiatives.

THE GRIFOLS ACADEMY
PLASMAPHERESIS

The Grifols Academy of Plasmapheresis delivers general and specialized training on **plasma science** in the core areas of leadership, quality, operations and medicine as part of its efforts to advance the professional and educational development of U.S.-based employees.

THE GRIFOLS ACADEMY
IMMUNOHEMATOLOGY

The Grifols Academy of Immunohematology offers educational programs on **transfusion medicine** to professionals around the world to promote industry knowledge and enhance patient care.

2021 EVOLUTION

In 2021, the Academy, focused on concrete organizational needs such as digital transformation, multicultural awareness in light of the firm's growing geographical reach and ongoing support to specific leadership teams.

	2021	2020
Employee participation	2,068	3,706
Number of training sessions	163	249
Online training hours	5,630	6,398

Participation increased in 2021 thanks to innovative development programs, particularly the ones offered online, and through the integration of new companies into the group.

	2021	2020
Employee participation	9,731	6,225
On-campus participation	495	256
Remote participation	85	100
Number of online learning hours	42,492	23,783
Number of distance learning hours	1,631	1,496

In 2021, the Academy expanded its portfolio of programs with new live webinars, immunohematology workshops and virtual Transfusion Science Education Course

	2021	2020
Transfusion medicine professionals trained	4,939	3,575
Total number of educational programs	20	15
Webinars	19	15
Programs	-	-
Practical workshops	1	-

161 2021 Consolidated Directors' Report Grifols' growth is driven in part by corporate acquisitions and operations, which enable the company to expand and reinforce core areas of its business model. Recent additions, such as the entirety of GigaGen and Alkahest, and the acquisition of plasma centers in the U.S. from BPL and Kedrion in Hungary, are some examples of Grifols' global expansion. In this context of continuous growth, effective onboarding of employees and teams is critical to assure the success of Grifols' operations. From the early stages of these transactions, Grifols creates onboarding committees to enable the smooth incorporation of new teams. Likewise, it establishes a communications strategy to facilitate the transaction process before, during and after its signing, helping to minimize uncertainty and leverage the overall team strengths. In 2021, 735 people joined Grifols' talent pool as a result of these global transactions. Grifols collaborates with various universities and other educational institutions to offer students the chance to undertake a corporate internship in the company. Through this program, interns are able to complement their classroom knowledge with hands- on training and gain new skills as they prepare for their professional future. Grifols' internship policy was established in 2017. Under this initiative, a Grifols tutor or representative supports the intern throughout the learning journey, and together they deﬁne an educational plan with concrete objectives and activities. Grifols internships are six to 18 months in duration. Since 2017, Grifols has welcomed 653 interns, of which 21% still remain in the organization as employees. In 2021, 225 students took part in corporate internships at the company. Onboarding of new teams Corporate internships

GRIFOLS 162 2021 Consolidated Directors' Report

QUALITY EMPLOYMENT

› Gender pay gap: Grifols efforts to achieve equal pay

Grifols is firmly committed to effective equality, providing equal opportunities and equal pay regardless of gender. The company conducts an annual salary gap analysis, both adjusted and unadjusted, in order to narrow retribution differences and promote equality within the organization. Grifols received external advice from the consulting firm EY to ensure maximum transparency and rigor in the analysis.

The unadjusted wage gap is calculated as the percentage difference between men's and women's gross wages per hour worked. In contrast, the adjusted wage gap is considered a more accurate measure since it employs econometric models to isolate the effects on men's and women's wages due to differences in socioeconomic attributes (ex. age, seniority, geographic area and educational level), or job characteristics (ex. modality of work schedule, type of activity and professional category).

This report includes an analysis of the gender pay gap in Spain, the United States, Ireland and Germany, which collectively account for over 90% of the group's employee base.

In all of the aforementioned countries, Grifols' unadjusted and adjusted pay gaps are below the national averages included the World Economic Forum's Global Gender Gap Report 2021.

The findings per professional category highlight Grifols' progress in increasing the number of women in leadership positions, one of its primary areas of action to achieve salary equality. The company established specific targets in its 2021-2023 Global Diversity Plan to continue advancing in this area.

In recent years, the number of women in senior positions has risen thanks to these measures. In 2021, the percentage of women in the "Executives" category stood at 28.2%, compared to 23.4% in 2018. An upturn was also seen in the "Directors" category, where female representation rose to 37.6% in 2021, compared to 34.8% in 2019. Grifols' 2030 Agenda works along the same line, with a target of 50% women in "Senior Management" positions. This percentage stood at 41.2% at the close of 2021.

The company believes that greater female representation in these professional categories will have a positive effect on pay gap calculations.

Grifols' efforts to achieve wage parity also include promoting in women in STEM (Science, Technology, Engineering and Mathematics), an area historically predominated by men for cultural reasons. The company is working on several initiatives to identify STEM positions and roll out measures to facilitate women's access.

Grifols aspires to continuing improving its selection, salary review and promotion processes, with the aim of ensuring that individual performance evaluations follow common, transparent and gender-neutral criteria. The company promotes flexible work schedules for both men and women, as well as training and professional development actions to bolster its pipeline of female talent and appoint more women to positions of responsibility.

Details on the remuneration tables are available at the end of this chapter.

*Source: Global Gender Gap Report 2021 – https://www3.weforum.org/docs/WEF_GGGR_2021.pdf

** Details and comments on the methodology and its calculation are available in Chapter 11 "About this Report."

*** Difference between men's and women's salaries calculated as the percentage differential between the average gross salary per each hour worked by men and women ([average gross salary for men - average gross salary for women] / average gross salary for men), under Law 11/2018 of 28 December and the Global Reporting Initiative standards (GRI 405).

GENDER PAY GAP

	2021							
	Spain*	Grifols in Spain	U.S.*	Grifols in U.S.	Ireland*	Grifols in Ireland	Germany*	Grifols in Germany
Pay equality for similar jobs / % closing gap	40.2%	3.2% (adjusted)**	33.2%	2.1% (adjusted)**	31.0%	0.1% (adjusted)**	38.6%	0.5% (adjusted)**
		12.4% (unadjusted)***		28.1% (unadjusted)***		17.4% (unadjusted)***		18.3% (unadjusted)***
Workforce - % women		44.8%		63.9%		44.0%		72.7%
% of women on the Board of Directors in listed companies		33.3%

163 2021 Consolidated Directors' Report Grifols' efforts toward pay equality Equality and the gender pay gap: Grifols in Spain Equality and the gender pay gap: Grifols in U.S. Equality and the gender pay gap: Grifols in Ireland Equality and the gender pay gap: Grifols in Germany In 2021, Grifols' adjusted pay gap was 3.2% (3.1% in 2020), reﬂecting its commitment to attaining pay parity. Particularly noteworthy was the 0.5% year-on- year pay-gap decline in the “Management” category. The company also worked to adapt its existing equality measures to the new requirements outlined in the October 13, 2019 Royal Decree 902/2020, which also deﬁnes new transparency obligations regarding pay audits. The compensation diagnosis, conducted in accordance with this regulation and presented to the Equality Plan Negotiating Committee in Spain, complements the pay gap analysis and offers the company additional insights to bolster its action plan. The unadjusted gender pay gap in Spain is 40.2%. In Grifols, the unadjusted gender pay gap stands at 12.4%, far below the national average. This ﬁgure has also fallen from 2020 levels of 14.3%. In 2021, Grifols continued its efforts to achieve greater pay parity and facilitate women's access to leadership positions. The company's adjusted pay gap in the United States fell to 2.1%. The pandemic had a signiﬁcant impact on the U.S. labor market, resulting in higher unemployment and a notable uptick in employee turnover. These temporary circumstances affected the country's unadjusted wage gap, which increased to 33.2% in 2021 compared to 30.1% in 2020. Grifols was also impacted by the labor market situation but was able to diminish the gross pay gap by 1.1% in 2021 to 28.1%, below the national average, through a series of measures. In 2021, Grifols analyzed the adjusted gap in Ireland for the ﬁrst time, recording 0.1%. This result is clear evidence of the company's progress in achieving pay parity in the country. The expansion of its workforce in 2021 enabled it to calculate the adjusted pay gap with sufﬁcient statistical reliability, both globally and by professional category. Grifols' unadjusted pay gap in Ireland stands at 17.4%, although the average unadjusted pay gap for the country is 31.0%. In 2020, the company reported an unadjusted pay gap of 21.9%, achieving a 4.5% year-on-year decline in 2021 thanks to enforcing equitable pay policies for men and women when performing the same role. Grifols' adjusted salary gap in Germany stands at 0.5%, with the company practically reaching pay parity. In Grifols Germany, 55% of positions with team management responsibilities are held by women, while at the national level, women occupy 29% of executive and managerial positions. The unadjusted pay gap is 18.3%, well below the national average of 38.6%. Although Germany saw a 5.7% increase in the national pay gap in 2021, Grifols continued to close its pay gap. The adjusted gap fell by 0.8% and the unadjusted gap by 0.7%.

164 2021 Consolidated Directors' Report Grifols' remuneration philosophy promotes meritocracy and equal opportunities, compensating employees for their professional performance and contribution in advancing the company's sustainable development and strategic objectives. Its remuneration policy encourages talent retention by striving to remunerate employees objectively and consistently based on their level of responsibility and performance and the company does not discriminate on the grounds of gender, age, race, religion, sexual orientation or other personal factors. In line with Grifols' corporate policies, each country aims to attract stellar talent through fair and competitive compensation packages adapted to the local market based on the company's compensation model: • A ﬁxed salary based on the employee's position and level of responsibility, professional trajectory and labor market practice, in line with country- speciﬁc regulations. Salaries are based on a salary-range compensation model, deﬁned for each job position and reviewed annually. This system ensures objectivity when determining remunerations. Remunerations • Variable compensation, such as bonuses or incentives, is tied to the achievement of speciﬁc and measurable objectives, previously established and communicated. Grifols' variable retribution plans aim to encourage behaviors that promote strategy and values, while recognizing employees for their accomplishments. • A compensation package aligned with market trends and employee needs. Grifols offers an array of social beneﬁts in its core regions of operation, implementing diverse programs adapted to the local market. As examples, these include health insurance, pension plans, life and/or accident insurance, travel insurance, continuous development grants, well-being plans and product/service discounts. It is worth highlighting that in 2021, school-assistance beneﬁts for the children of Grifols employees in Spain under the Flexibility and Social Beneﬁts Agreement was extended. Signed in 2020, this agreement also increased funding for employees with children with functional diversity, among others. Grifols conducts an external competitive compensation analysis every year to evaluate salary levels and ensure alignment with the industry's best practices under its remuneration policy. Thanks to this analysis, the company is able to improve and adapt its compensation packages to employees' speciﬁc context and preferences. The tables at the end of this chapter offer a breakdown of remuneration by professional category, age and gender.

165 2021 Consolidated Directors' Report Long-term system savings plans Grifols complements its remuneration packages with a series of social beneﬁts, which in most countries include retirement savings plans and death and disability coverage taking into account the common practices, particularities and social-welfare needs of each country. Retirement savings in Spain are primarily framed within a public protection system. However, Grifols contributes to employee pension plans for speciﬁc professional categories, doubling the contributions made by employees. Furthermore, in December 2019, the Partial Retirement Agreement signed with Spanish trade unions came into effect. This accord regulates access to partial retirement at Grifols until December 2022. The U.S. model transfers retirement coverage to private-sector organizations and individual initiatives, as established in the standards of the Employee Retirement Income Security Act (ERISA). Grifols offers U.S.-based employees the option of a 401(k) Retirement Plan, to which the company contributes a maximum of 5% of the employee's annual salary based on individual contributions. Ireland also has a public retirement beneﬁt system, which Grifols supplements with a corporate pension plan based on a deﬁned contribution scheme. Under this plan, employees can contribute 5% of their salary toward their retirement savings, which the company supplements with an additional 5%. Grifols' 2019-2021 contributions to pension plans, taking into account each model's unique characteristics and country-speciﬁc regulations, are detailed at the end of the chapter.

166 2021 Consolidated Directors' Report Grifols subscribes to the Declaration of the International Labor Organization (ILO) on the fundamental principles and rights at work within the framework of its eight core conventions. Among these resolutions, the company respects the employees' right to form and join their own organizations as an integral part of a free and open society, as reﬂected in the “Convention on Freedom of Association and Protection of the Right to Organize” (1948, No. 87) and in the “Convention on the Right to Organize and Collective Bargaining” from 1951 (No. 98). For Grifols, having a social dialogue with workers' representatives is essential in order to jointly address issues that require collective bargaining in its diverse facilities. For this reason, the company aims to facilitate ﬂuid and transparent communications with labor representatives and always provides advance notice of operational changes that could signiﬁcantly affect employees in compliance with applicable laws and collective bargaining agreements. In 2021, the company communicated its decision to discontinue its blood bag operations in order to focus on strategic business lines. Pursuant to this decision, Grifols ceased its manufacturing operations in both its Murcia plant and in Brazil. Social dialogue Grifols' Spanish subsidiary, Laboratorios Grifols, reached an agreement with the workers' legal representatives that resulted in a partial collective layoff of 95 jobs at the Murcia plant, not affecting production of the ﬂuid therapy business. A satisfactory agreement was also reached with affected employees and local administrative bodies in Brazil, with minimal impact on auxiliary and support activities for sales delegations. With regard to the Diagnostics Division, Grifols sold off a share of its hemostasis reagents business line to a pharmaceutical company, leading to the subrogation of 25 members of the Grifols workforce. Social dialogue was maintained at all times to facilitate the transition and guarantee working conditions for affected workers. In Spain, the labor-relations system establishes two types of representation in companies: trade union representation and unitary or elective representation, which includes members of trade unions, company committees and personnel delegates. Grifols holds regular meetings, including speciﬁc meetings to address stafﬁng issues with these representatives. In other countries such as France and Germany, the company holds regular meetings with workers' legal representation. Finally, in Italy, company decisions that could affect collective working conditions are discussed with trade union organizations.

167 2021 Consolidated Directors' Report Collective labor agreements Worker representation committees Employees in some of Grifols' subsidiaries in Spain, Germany, Italy, France, Argentina and Brazil work under collective agreements. In 2021, the total number of employees covered by these agreements was 4,439 people, representing 19% of the total workforce. In Spain, although Grifols offers improvement agreements to reﬂect the needs of its talent pool, the company is governed by the Chemical Industry General Agreement in light of its core activity. In Germany, Italy, France and Argentina, where Grifols operations are primarily commercial in nature, the following labor conventions apply: Deutschland Labor Law Agreements Compilation in GDE (Germany), CCNL Chimico Farmacéutico (Italy), Convention Collective Nationale de l'Industrie Pharmaceutique (France) and Convenio de la Federación Argentina de Empleados de Comercio (Argentina). In Spain, Chile and Germany, labor committees are established by law. Therefore, Grifols has managers in charge of preventing health and safety risks. In 2021, 74% of employees in Spain were represented by a joint committee of employees and managers in occupational health and safety, similar to the 75% represented in 2020. Whereas, in Chile and Germany, 100% of employees were represented by these committees. Although there is no formal representation for the rest of Grifols' remaining subsidiaries, the company has systems in place to regularly consult and communicate with employees. In these subsidiaries, workers establish their own committees in which all employees can participate or submit proposals and each individual subsidiary deﬁnes the frequency of committee meetings and monitors their own speciﬁc plans, actions or measures taken. In the United States, industry-level collective bargaining does not exist so it is carried out at the company level. However, the Taft-Hartley Act regulates industry-speciﬁc beneﬁt plans and provides that federal courts have jurisdiction to enforce collective bargaining agreements. In Brazil, Collective Labor Agreements (CLAs) are signed by the employers' union and the Sindicato dos Propagandistas-Vendedores e Vendedores de Produtos Farmacêuticos no Estado de São Paulo (SINPROVESP) for São Paulo-based employees; and for employees in Campo Largo, the CLAs are signed by the employers' union and the Sindicato dos Trabalhadores nas Indústrias Químicas e Farmacêuticas do Estado do Paraná (STIQFEPAR). In the context of COVID-19, Grifols and the main union representatives in Spain worked tirelessly to reach and expand agreements to confront the many challenges triggered by the pandemic. These accords included measures to guarantee the continuity of the company's operations and continuous supply of its products to hospitals, health centers and patients, all while ensuring the health and safety of Grifols' employees. Among these accords, worth highlighting is the Flexibility Pact to address COVID-19-related challenges, that among other measures, prioritized remote working; enabled the option of recuperating work hours to mitigate the salary impact; and granted special protection for at-risk groups and people in quarantine, who were able to maintain 100% of their salary while on work-related medical leaves, alongside pregnant employees, who had the option of 100% paid leave.

168 2021 Consolidated Directors' Report OCCUPATIONAL HEALTH AND WELL-BEING Among its functions, Grifols' Occupational Health and Safety area sets annual health and safety objectives and oversees an audit program to supervise the health and safety management systems of its subsidiaries. In 2021, much like in 2020, its most important project was establishing COVID-19 preventative measures and ensuring their fulﬁllment. Grifols' centers in Spain, previously certiﬁed with OHSAS 18001:2007, successfully migrated to ISO 45001 standards and earned the associated certiﬁcation. The company is currently working to earn ISO 45001 certiﬁcation for all of its manufacturing facilities, thus establishing a three-year plan for its U.S. production plants. Grifols subsidiaries have their own individual systems in line with this policy and the different corporate standards. Grifols has an Occupational Health and Safety system in all of its countries of operation and a Corporate Department of Occupational Health and Safety that provides services to the entire group. MONTHLY MONITORING OF KEY PERFORMANCE HEALTH AND SAFETY INDICATORS ASSESSMENT VISITS TO ALL COMPANIES AND MONITORING OF PREVENTIVE PLANS CORPORATE AUDITS COMPREHENSIVE HEALTH AND SAFETY MANAGEMENT Management system The manufacturing plants in Spain are ISO-45001-certiﬁed. Grifols aims to earn certiﬁcation for the group's remaining production facilities, including international ISO 45001 certiﬁcation for its Los Angeles plant in 2022. This goal entails efforts to standardize the occupational health and safety management procedures in all of Grifols' companies. Hazard Identiﬁcation and risk minimization Integrated in the design phase of facilities, process changes and the acquisition of new equipment. Health and safety training and awareness programs This area aspires to inform and train the entire Grifols' workforce on occupational health and safety issues, starting from the moment employees join the company to changes in the job function and throughout their tenure at the company. Grifols considers continuous development as a key management tool and in 2021, it adapted trainings to online formats and virtual platforms to encourage employees' ongoing learning. Programs to promote employee health and well-being Grifols heads several programs to promote employee well-being in its core countries of operation. The company is developing a three-year well-being plan for its subsidies aimed at preventing cardiovascular diseases, expected to launch in 2022. During 2021, awareness campaigns were carried out internally to prevent breast cancer and prostate cancer, with the following results: Spain: – 1,241 employees enrolled in webinars on prostate cancer and breast cancer prevention – 89 training sessions on the importance of preventive breast self-examinations – 120 PSA tests for men 45 years and older with previous prostate cancer tests performed Germany: – 350 participants in Germany's Health Week, with 10 different activities to work on risk factors. Other subsidiaries: – Awareness campaigns in Ireland, the United States, Brazil, Shanghai, Japan, Malaysia, Chile, Italy, Australia, Czech Republic and Poland. Occupational health and safety management of employees in collaborating companies Grifols' production centers have a series of management procedures, including a computerized document management platform in Spain where the contracted companies provide information on occupational risk prevention in order to gain access to the facilities. The procedures for each company are reviewed as part of Grifols' Health and Safety audits. The corporate health and safety program is monitored on three levels:

169 2021 Consolidated Directors' Report Health and safety performance Absenteeism Work-life balance measures Taken as a whole, Grifols' employees in the United States, Spain, Ireland and Germany represent around 95% of its total workforce. Each subsidiary follows its own indicators, including accident indices. Grifols investigates all accidents, including those with leave and without, minor incidents and commuting accidents in countries where these are regulated; and works continuously to improve its accident- prevention systems. The group's manufacturing facilities report low rates of work-related illnesses; evidence of the rigorous protocol and comprehensive technical, organizational and personal preventive measures taken at all times. Grifols has also implemented an exposure control program to prevent accidents and take actions when necessary at its plasma donation centers, that present a possible risk of infection due to contact with blood at the time of extraction. The occupational health, safety and well-being of Grifols' employees has a direct impact on absentee rates. The company works with an absenteeism management model with deﬁned benchmarks to quantify its cost impact. It also has several measures in place to facilitate the integrated health management of its employees and address the root causes of absenteeism. As part of these measures, the company offers awareness sessions, return-to-work interviews after extended sick leaves, and communication protocols for employee absences. Grifols even works with a physiotherapy service in Spain, which follows a task- observation protocol to help prevent musculoskeletal injuries. An overview of Grifols' absenteeism rates is included in the tables at the end of this chapter. Grifols has developed a new work-life balance program called “Flexibility for U” as part of its new Corporate Flexibility policy, with the objective of promoting mutual trust and responsibility between the company and its employees. The program focuses on different areas of actions to reﬂect the organization's diverse employee proﬁles. These measures include: • Possibility of working between 40% to 80% of weekly hours remotely, depending on the position. • 3-hour ﬂexible window at the start and end of work days for employees with a traditional schedule. • Possibility of more work from home positions. • Implementation of intensive working hours on Fridays in countries where this is standard practice in the labor market. These measures complement existing ones, including the “right to disconnect” on holidays and from 7:30 p.m. to 7:30 a.m. on weekdays. “Flexibility for U” has been presented to team leaders in face-to-face and remote meetings, and will come into effect in 2022. Prior to its launch, the management team will take part in training sessions to help them adapt to this new work approach. As the pandemic has evolved, Grifols has done everything in its power to protect the health of its employees. Following the World Health Organization's (WHO) recommendations to do testing in order to help combat the virus as soon as possible, protocols have included both molecular (TMA/PCR) and antigen tests. In Spain, tests were carried out from May 2020 to September 2021, and through June 2021 in the United States. In total, 108,795 tests were performed.

170 2021 Consolidated Directors' Report WORKFORCE DISTRIBUTION BY COUNTRY 2021 2020 2019 Spain 4,163 4,292 4,134 U.S. 16,306 16,604 17,450 Rest of the world 2,765 2,759 2,419 Total 23,234 23,655 24,003 WORKFORCE DISTRIBUTION BY AGE 2021 2020 2019 <30 6,513 6,885 7,562 30-50 11,997 12,243 12,147 >50 4,724 4,527 4,294 Total 23,234 23,655 24,003 WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT 2021 2020 2019 Permanent Temporary Total Permanent Temporary Total Permanent Temporary Total U.S. 16,299 7 16,306 16,597 7 16,604 17,442 8 17,450 Europe 6,099 285 6,384 5,990 431 6,421 5,589 467 6,056 Rest of the world 535 9 544 613 17 630 480 17 497 Total 22,933 301 23,234 23,200 455 23,655 23,511 492 24,003 WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS 2021 2020 2019 Permanent Temporary Total Permanent Temporary Total Permanent Temporary Total Women 13,831 146 13,977 13,921 221 14,142 14,243 250 14,493 Men 9,101 155 9,256 9,279 234 9,513 9,268 242 9,510 Undeclared 1 - 1------ Total 22,933 301 23,234 23,200 455 23,655 23,511 492 24,003% 98.7% 1.3% 100.0% 98.1% 1.9% 100.0% 98.0% 2.0% 100.0% TABLES

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WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS

	2021			2020			2019		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	12,844	1,133	13,977	12,999	1,143	14,142	13,237	1,256	14,493
Men	8,899	357	9,256	9,114	399	9,513	9,055	455	9,510
Undeclared	1	0	1	0	0	0	0	0	0
Total	**21,744**	**1,490**	**23,234**	**22,113**	**1,542**	**23,655**	**22,292**	**1,711**	**24,003**
%	**93.6%**	**6.4%**	**100.0%**	**93.5%**	**6.5%**	**100.0%**	**92.9%**	**7.1%**	**100.0%**

* Data for 2019 have been adjusted considering partial retirees and duals as Full-Time.

WORKFORCE DISTRIBUTION BY AGE AND WORKING HOURS

	2021				2020			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	5,852	11,418	4,474	21,744	6,172	11,665	4,276	22,113
Part time	661	579	250	1,490	713	578	251	1,542
Total	**6,513**	**11,997**	**4,724**	**23,234**	**6,885**	**12,243**	**4,527**	**23,655**

WORKFORCE DISTRIBUTION BY AGE AND TYPE OF CONTRACT

	2021				2020			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	6,425	11,880	4,628	22,933	6,715	12,052	4,433	23,200
Temporary	88	117	96	301	170	191	94	455
Total	**6,513**	**11,997**	**4,724**	**23,234**	**6,885**	**12,243**	**4,527**	**23,655**

WORKFORCE DISTRIBUTION BY GENDER AND PROFESSIONAL CATEGORY

	2021				2020			2019		
	Women	Men	Undeclared	Total	Women	Men	Total	Women	Men	Total
Executives	28.2%	71.8%	0.0%	149	26.1%	73.9%	142	23.4%	76.6%	137
Directors	37.6%	62.4%	0.0%	471	36.3%	63.7%	457	34.8%	65.2%	462
Senior management	41.2%	58.8%	0.0%	582	40.6%	59.4%	584	41.0%	59.0%	548
Management	46.7%	53.3%	0.0%	1,302	46.1%	53.9%	1,305	46.0%	54.0%	1,246
Senior Professional	47.5%	52.5%	0.0%	2,071	46.0%	54.0%	2,063	47.0%	53.0%	2,059
Professionals	52.4%	47.6%	0.0%	2,806	51.7%	48.3%	2,763	58.0%	42.0%	3,072
Administrative staff / Manufacturing operators	66.0%	34.0%	0.0%	15,853	65.6%	34.4%	16,341	65.0%	35.0%	16,479
Total	**60.2%**	**39.8%**	**0.0%**	**23,234**	**59.8%**	**40.2%**	**23,655**	**60.0%**	**40.0%**	**24,003**

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WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT

	2021			2020		
	Permanent	**Temporary**	**Total**	**Permanent**	**Temporary**	**Total**
Executives	148	1	149	139	3	142
Directors	467	4	471	455	2	457
Senior management	577	5	582	580	4	584
Management	1,289	13	1,302	1,293	12	1,305
Senior Professional	2,050	21	2,071	2,041	22	2,063
Professionals	2,723	83	2,806	2,666	97	2,763
Administrative staff / Manufacturing operators	15,679	174	15,853	16,026	315	16,341
Total	**22,933**	**301**	**23,234**	**23,200**	**455**	**23,655**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE

	2021				2020				2019			
	<30	**30-50**	**>50**	**Total**	**<30**	**30-50**	**>50**	**Total**	**<30**	**30-50**	**>50**	**Total**
Executives	0.0%	38.9%	61.1%	149	0.7%	33.1%	66.2%	142	0.0%	31.0%	69.0%	137
Directors	0.6%	42.9%	56.5%	471	0.4%	41.8%	57.8%	457	0.0%	44.0%	56.0%	462
Senior management	0.9%	51.7%	47.4%	582	0.2%	52.4%	47.4%	584	1.0%	55.0%	44.0%	548
Management	2.8%	64.0%	33.2%	1,302	2.0%	64.7%	33.3%	1,305	2.0%	65.0%	33.0%	1,246
Senior Professional	8.1%	64.9%	27.0%	2,071	7.8%	65.2%	27.0%	2,063	9.0%	65.0%	26.0%	2,059
Professionals	13.6%	65.6%	20.8%	2,806	16.3%	63.9%	19.8%	2,763	18.0%	63.0%	19.0%	3,072
Administrative staff / Manufacturing operators	37.3%	46.8%	15.9%	15,853	38.2%	47.4%	14.4%	16,341	41.0%	46.0%	13.0%	16,479
Total	**28.0%**	**51.6%**	**20.3%**	**23,234**	**29.1%**	**51.8%**	**19.1%**	**23,655**	**31.0%**	**51.0%**	**18.0%**	**24,003**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOURS

	2021			2020		
	Full time	**Part time**	**Total**	**Full time**	**Part time**	**Total**
Executives	148	1	149	142	-	142
Directors	433	38	471	416	41	457
Senior management	577	5	582	578	6	584
Management	1,273	29	1,302	1,275	30	1,305
Senior Professional	2,014	57	2,071	2,006	57	2,063
Professionals	2,702	104	2,806	2,653	110	2,763
Administrative staff / Manufacturing operators	14,597	1,256	15,853	15,043	1,298	16,341
Total	**21,744**	**1,490**	**23,234**	**22,113**	**1,542**	**23,655**

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WORKFORCE DISTRIBUTION BY GENDER AND REGION

	2021							2020					2019				
	Women	Men	Undeclared	Total	Women	Men	Undeclared	Women	Men	Total	Women	Men	Women	Men	Total	Women	Men
U.S.	10,424	5,881	1	16,306	64%	36%	0%	10,520	6,084	16,604	63%	37%	11,131	6,319	17,450	64%	36%
Spain	1,867	2,296	-	4,163	45%	55%	0%	1,942	2,350	4,292	45%	55%	1,870	2,264	4,134	45%	55%
Rest of the world	1,686	1,079	-	2,765	61%	39%	0%	1,680	1,079	2,759	61%	39%	1,492	927	2,419	62%	38%
Total	**13,977**	**9,256**	**1**	**23,234**	**60%**	**40%**	**0%**	**14,142**	**9,513**	**23,655**	**60%**	**40%**	**14,493**	**9,510**	**24,003**	**60%**	**40%**

EMPLOYEE NEW HIRES

	2021				2020			2019		
	Women	Men	Undeclared	Total	Women	Men	Total	Women	Men	Total
Total number of employees	13,977	9,256	1	23,234	14,142	9,513	23,655	14,493	9,510	24,003
Joiners*	7,073	2,306	-	9,379	4,841	1,921	6,762	5,854	2,525	8,379
Ratio (leavers/number of employees)	50.6%	24.9%	0.0%	40.4%	34.2%	20.2%	28.6%	40.4%	26.6%	34.9%

*Joiners from acquisitions on the acquisition date are not included as joiners.

EMPLOYEE TURNOVER

	2021				2020			2019		
	Women	Men	Undeclared	Total	Women	Men	Total	Women	Men	Total
Total number of employees	13,977	9,256	1	23,234	14,142	9,513	23,655	14,493	9,510	24,003
Leavers	7,673	2,814	-	10,487	5,552	2,136	7,688	5,557	2,211	7,768
Ratio (leavers/number of employees)	54.9%	30.4%	0.0%	45.1%	39.3%	22.5%	32.5%	38.3%	23.2%	32.4%

DISMISSAL BY GENDER AND REGION

	2021			2020			2019		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Spain	83	47	130	10	17	27	17	26	43
U.S.	455	254	709	743	331	1,074	825	345	1,170
ROW	118	78	196	67	31	98	70	32	102
Total	**656**	**379**	**1,035**	**820**	**379**	**1,199**	**912**	**403**	**1,315**
%	**63.4%**	**36.6%**	**100.0%**	**68.4%**	**31.6%**	**100.0%**	**69.4%**	**30.6%**	**100.0%**

174 2021 Consolidated Directors' Report DISMISSAL BY PROFESSIONAL CATEGORY AND REGION 2021 2020 2019 Spain U.S. ROW Spain U.S. ROW Spain U.S. ROW Executives 040100110 Directors 1 133171041 Senior management 184241140 Management 3 12 14065699 Senior Professional 7 22 20 1 16 4 5 12 0 Professionals 9 32 42 1 40 13 6 47 46 Administrative staff / Manufacturing operators 109 618 113 21 1,001 74 24 1,093 46 Total 130 709 196 27 1,074 98 43 1,170 102 DISMISSAL BY AGE AND REGION 2021 2020 2019 <30 30-50 >50 Total <30 30-50 >50 Total <30 30-50 >50 Total Spain 12 99 19 130 8 16 3 27 15 24 5 44 U.S. 272 339 98 709 523 446 105 1,074 597 484 89 1,170 ROW 46 102 48 196 29 47 22 98 31 54 17 102 Total 330 540 165 1,035 560 509 130 1,199 643 562 111 1,316% 31.9% 52.2% 15.9% 100.0% 46.7% 42.5% 10.8% 100.0% 48.9% 42.7% 8.4% 100.0% BREAKDOWN OF ABSENTEEISM BY TYPE AND REGION 2021 2020 2019 Spain U.S. ROW Total Spain U.S. ROW Total Spain U.S. ROW Total Illness 370,163 548,671 234,421 1,153,255 311,932 564,523 293,958 1,170,413 291,076 384,397 185,929 861,402 Work accident 55,485 40,059 3,714 99,258 66,809 35,159 4,314 106,282 20,360 27,476 3,198 51,034 Maternity / Paternity 94,018 157,978 120,017 372,013 81,363 145,309 116,389 343,061 49,024 158,699 174,554 382,277 Paid leave 83,644 259,507 18,002 361,154 115,581 425,152 11,919 552,652 61,167 36,750 4,729 102,646 Unapaid leave 1,958 193,785 16,322 212,064 1,870 254,972 18,137 274,979 3,275 93,193 13,840 110,308 Total 605,267 1,200,000 392,476 2,197,744 577,555 1,425,115 444,717 2,447,387 424,902 700,515 382,250 1,507,667

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BREAKDOWN OF ABSEENTISM BY TYPE AND GENDER

	2021					2020					2019				
	Women	Men	Total	Women %	Men %	Women	Men	Total	Women %	Men %	Women	Men	Total	Women %	Men %
Illness	802,452	350,803	1,153,255	70%	30%	838,705	331,708	1,170,413	72%	28%	590,517	270,885	861,402	69%	31%
Work accident	61,599	37,659	99,258	62%	38%	62,076	44,210	106,286	58%	42%	33,305	17,729	51,034	65%	35%
Maternity / Paternity	312,418	59,594	372,013	84%	16%	302,923	40,138	343,061	88%	12%	318,458	63,820	382,278	83%	17%
Paid leave	245,544	115,570	361,114	68%	32%	367,349	185,301	552,650	66%	34%	60,131	42,516	102,647	59%	41%
Unapaid leave	147,731	64,333	212,064	70%	30%	213,239	61,920	275,159	77%	23%	87,322	22,986	110,308	79%	21%
Total	**1,569,745**	**627,959**	**2,197,704**	**71%**	**29%**	**1,784,292**	**663,277**	**2,447,569**	**73%**	**27%**	**1,089,733**	**417,936**	**1,507,669**	**72%**	**28%**

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2021				2020			2019		
	Women	Men	Undeclared	Total	Women	Men	Total	Women	Men	Total
Executives	707	1,482		2,189	619	1,444	2,064	1,076	2,413	3,489
Directors	4,060	7,024		11,084	4,553	6,950	11,503	5,610	9,916	15,526
Senior management	10,567	12,688		23,255	9,455	14,917	24,372	10,520	15,598	26,118
Management	20,183	23,960		44,143	19,903	24,665	44,568	21,828	24,390	46,218
Professional Senior	38,308	45,206		83,515	37,950	44,320	82,271	44,395	50,949	95,344
Professionals	122,234	105,079		227,313	52,388	60,736	113,124	46,808	58,960	105,768
Administrative staff / Manufacturing operators	1,699,131	728,585	231	2,427,947	1,155,108	582,053	1,737,161	1,125,631	575,284	1,700,915
Total	**1,895,191**	**924,025**	**231**	**2,819,447**	**1,279,976**	**735,085**	**2,015,062**	**1,255,868**	**737,510**	**1,993,378**
% by gender	**67%**	**33%**	**0%**	**100%**	**64%**	**36%**	**100%**	**63%**	**37%**	**100%**
Average workforce	**11,998**	**8,624**	**1**	**20,623**	**11,719**	**8,562**	**20,281**	**10,165**	**7,680**	**17,845**
Ratio	**157.96**	**107.14**	**229.59**	**136.71**	**109.22**	**85.85**	**99.36**	**124.00**	**96.00**	**112.00**

BREAKDOWN IN TRAINING HOURS BY REGION AND GENDER

	2021				2020		
	Women	Men	Undeclared	Total	Women	Men	Total
U.S.	1,681,538	730,020	231	2,411,789	988,336	543,681	1,532,017
Spain	99,756	133,292	0	233,048	153,864	173,572	327,436
Rest of the world	113,339	61,271	0	174,610	89,195	66,415	155,610
Total	**1,894,633**	**924,583**	**231**	**2,819,447**	**1,231,395**	**783,668**	**2,015,063**

GRIFOLS 176 2021 Consolidated Directors' Report

ACCIDENT RATE

	U.S. 2021		U.S. 2020		Spain 2021		Spain 2020	
	W	M	W	M	W	M	W	M
Total number of work accidents with leave* (LTI) withour leave (NLTI) and first aid (FA)	605	222	608	243	87	130	84	126
Total number of work accidents with leave** (LTI)	50	18	42	24	27	44	13	38
Hours worked	17,279,592	10,729,324	16,272,910	10,709,807	2,808,682	3,661,913	2,840,935	3,621,720
Accident Frequency Index***	2.9	1.7	2.6	2.2	9.6	12.0	4.6	10.5
Severity Index****	0.04	0.06	0.06	0.03	0.21	0.35	0.07	0.24

	Ireland 2021		Ireland 2020		Germany 2021		Germany 2020	
	W	M	W	M	W	M	W	M
Total number of work accidents with leave* (LTI) withour leave (NLTI) and first aid (FA)	1	2	0	0	53	14	72	20
Total number of work accidents with leave** (LTI)	1	2	0	0	27	9	29	10
Hours worked	194,544	276,626	187,040	237,769	1,655,169	673,024	1,680,160	656,140
Accident Frequency Index***	5.1	7.2	0	0	16.3	13.4	17.3	15.2
Severity Index****	0.07	0.03	0.00	0.00	0.22	0.13	0.15	0.09

*Total number of accidents with sick leave (non itinere) without sick leave and first aid,
**Total number of accidents with sick leave (non itinere) excluding COVID
In 2021, x occupational diseases was recorded in the U.S. (x men and x woman) and x occupational disease (x woman) in ROW, including ergonomic diseases
***Number of occupational accidents with sick leave (non itinere) excluding COVID / total no. of actual hours worked *10^6
****Nº of days not worked due to occupational accidents with sick leave (non itinere) excluding COVID /nº of actual hours worked *10^3),
The days lost are counted as the difference between the calendar days (without discounting holidays or vacations in the calculation) between the date of discharge and the date of sick leave,

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AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER

SPAIN IN EUROS

Professional category		Fixed Wage-Average 2021	Fixed Wage-Average 2020	Fixed Wage-Average 2019
Executives	Women	212,963.7	236,614.2	190,937.2
	Men	270,613.6	293,358.1	289,865.1
Directors	Women	99,625.6	104,228.4	100,628.2
	Men	120,321.9	124,396.9	123,177.3
Senior management	Women	77,568.5	78,342.0	77,288.9
	Men	81,002.8	80,413.0	78,465.1
Management	Women	55,164.9	54,357.8	52,634.3
	Men	59,317.4	58,921.7	57,781.7
Senior profesional	Women	41,756.0	41,585.4	40,595.9
	Men	45,345.3	44,829.2	43,729.1
Professionals	Women	36,836.7	36,119.2	35,035.3
	Men	38,559.2	37,893.0	37,331.8
Administrative staff / Manufacturing operators	Women	27,597.7	27,048.6	26,209.3
	Men	28,136.4	27,700.6	26,875.4

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER

U.S. - USD - PLASMA CENTERS

Professional category		Fixed Wage-Average 2021	Fixed Wage-Average 2020	Fixed Wage-Average 2019
Executives	Women	377,434.2	352,263.5	346,785.2
	Men	401,357.4	380,995.7	380,623.4
Directors	Women	200,302.6	208,555.6	207,708.8
	Men	214,532.9	217,271.4	212,464.9
Senior management	Women	144,350.6	152,708.0	137,173.1
	Men	158,173.6	150,236.0	123,074.4
Management	Women	98,616.3	104,709.3	97,825.7
	Men	108,925.6	110,151.9	107,015.0
Senior profesional	Women	85,525.7	86,063.6	83,818.7
	Men	91,855.2	90,880.2	89,639.0
Professionals	Women	62,362.5	62,882.7	62,370.8
	Men	65,102.4	66,155.5	65,799.0
Administrative staff / Manufacturing operators	Women	37,798.8	35,659.4	34,686.3
	Men	37,421.6	35,017.3	34,236.9

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER

U.S. - USD - REST OF ACTIVITIES

Professional category		Fixed Wage-Average 2021	Fixed Wage-Average 2020	Fixed Wage-Average 2019
Executives	Women	303,731.8	309,867.4	292,335.6
	Men	406,172.7	407,974.4	391,118.1
Directors	Women	205,835.1	207,781.0	201,665.2
	Men	217,810.3	219,348.1	209,694.7
Senior management	Women	165,250.4	168,071.5	162,482.7
	Men	166,667.3	168,751.0	165,214.0
Management	Women	124,956.6	125,690.3	122,128.2
	Men	131,632.8	132,194.5	129,211.7
Senior profesional	Women	104,338.8	104,468.4	101,501.2
	Men	105,809.3	106,722.8	103,591.0
Professionals	Women	73,199.3	71,969.8	70,450.9
	Men	77,673.7	77,004.3	76,375.1
Administrative staff / Manufacturing operators	Women	57,175.9	57,175.5	54,985.7
	Men	61,328.9	59,884.6	57,871.6

AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER

IRELAND - IN EUROS

Professional category		Fixed Wage-Average 2021	Fixed Wage-Average 2020	Fixed Wage-Average 2019
Executives	Women	n,a,	n,a,	
	Men	n,a,	n,a,	
Directors	Women	n,a,	n,a,	
	Men	n,a,	n,a,	
Senior management	Women	115,833.3	n,a,	
	Men	108,211.1	n,a,	
Management	Women	69,802.4	68,352.2	65,414.6
	Men	73,069.3	77,902.6	74,716.0
Senior professional	Women	52,880.6	52,791.0	51,882.4
	Men	54,338.6	52,654.0	51,355.8
Professional	Women	43,448.2	44,874.8	42,809.4
	Men	45,496.2	46,715.1	45,312.4
Administrative staff / Manufacturing operators	Women	37,401.8	36,471.1	35,112.9
	Men	37,545.3	37,221.7	35,329.1

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AVERAGE WAGE* BY PROFESSIONAL CATEGORY AND GENDER

GERMANY - IN EUROS

Professional category		Fixed Wage-Average 2021	Fixed Wage-Average 2020	Fixed Wage-Average 2019
Executives	Women	n,a,	n,a,	n,a
	Men	n,a,	n,a,	n,a
Directors	Women	175,768.2	172,018.2	165,896.3
	Men	162,279.9	158,361.4	152,464.0
Senior management	Women	97,142.7	93,098.6	93,875.6
	Men	116,580.1	115,787.1	110,835.5
Management	Women	76,584.4	75,927.0	75,367.4
	Men	84,118.2	83,514.7	77,491.4
Senior profesional	Women	57,413.9	55,902.3	53,880.2
	Men	64,481.7	60,519.8	59,531.8
Professionals	Women	60,365.9	59,479.1	56,854.4
	Men	57,897.2	61,649.6	59,503.0
Administrative staff / Manufacturing operators	Women	28,882.8	28,349.3	26,318.5
	Men	28,014.3	27,632.7	25,718.3

AVERAGE WAGE* BY AGE

SPAIN - IN EUROS

Age	Fixed Wage-Average 2021	Fixed Wage-Average 2020	Fixed Wage-Average 2019
<30	31,989.2	30,569.3	29,347.3
30-50	40,765.5	39,790.9	38,706.4
>50	59,117.1	58,703.3	57,642.2

U.S. - USD

Age	Fixed Wage-Average 2021	Fixed Wage-Average 2020	Fixed Wage-Average 2019
<30	36,112.0	34,501.9	33,508.4
30-50	57,846.3	58,880.9	56,716.7
>50	86,462.3	92,155.3	89,417.7

IRELAND - IN EUROS

Age	Fixed Wage-Average 2021	Fixed Wage-Average 2020	Fixed Wage-Average 2019
<30	46,946.5	44,382.0	41,105.5
30-50	55,937.7	56,338.7	55,318.6
>50	89,154.0	95,269.4	135,138.1

GERMANY - IN EUROS

Age	Fixed Wage-Average 2021	Fixed Wage-Average 2020	Fixed Wage-Average 2019
<30	30,948.0	30,762.5	28,916.9
30-50	39,398.9	38,132.7	36,552.1
>50	50,220.4	49,258.6	46,376.4

AVERAGE RETRIBUTION OF BOARD MEMBERS AND EXECUTIVES BY GENDER

Euros	2021			2020			2019		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Total average salary	223,249.3	278,680.7	259,405.0	217,543.0	273,101.7	254,582.2	216,693.9	270,392.2	253,009.4
Executives, employees and Board Members	177	332	509	170	340	510	157	328	485
Salary gap	**19.9%**			**20.3%**			**19.9%**		

* To avoid distorting the results, the average fixed salary excludes salaries based on seniority or individual/personal events

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CONTRIBUTION TO LONG-TERM SAVINGS SYSTEMS

Thousands of euros	2021			2020			2019		
	Women	**Men**	**Total**	**Women**	**Men**	**Total**	**Women**	**Men**	**Total**
Spain	419.3	528.5	947.9	390.6	505.1	895.7	365.7	467.7	833.4
U.S.	12,426.1	13,539.4	25,965.5	12,431.0	14,462.0	26,893.0	12,352.0	13,787.8	26,139.8
ROW	435.0	403.6	838.6	298.3	289.1	587.4	Not reported	Not reported	Not reported
Total	**13,280.4**	**14,471.6**	**27,752.0**	**13,119.9**	**15,256.2**	**28,376.1**	**12,717.7**	**14,255.5**	**26,973.2**
%	47.9%	52.1%	100.0%	46.2%	53.8%	100.0%	47.1%	52.9%	100.0%

GENDER PAY GAP

	SPAIN		U.S. Plasma centers		U.S. Rest of activities		IRELAND		GERMANY	
	Adjusted Gender Pay Gap 2020	**Gender Pay Gap 2020**	**Adjusted Gender Pay Gap 2020**	**Gender Pay Gap 2020**	**Adjusted Gender Pay Gap 2020**	**Gender Pay Gap 2020**	**Adjusted Gender Pay Gap 2020**	**Gender Pay Gap 2020**	**Adjusted Gender Pay Gap 2020**	**Gender Pay Gap 2020**
Executives	n.a.	19.3%	n.a.	7.5%	n.a.	24.0%	n.a.	n.a.	n.a.	n.a.
Directors	n.a.	16.2%	n.a.	4.0%	4.6%	4.8%	n.a.	n.a.	n.a.	-8.6%
Senior management	1.2%	2.6%	n.a.	-1.6%	-2.0%	0.4%	n.a.	n.a.	n.a.	19.6%
Management	6.8%	7.7%	n.a.	4.9%	5.0%	5.0%	n.a.	12.3%	n.a.	9.1%
Senior professionals	4.3%	7.2%	5.0%	5.3%	3.0%	1.9%	n.a.	-0.3%	n.a.	7.6%
Professionals	3.9%	4.7%	5.1%	4.9%	5.9%	6.6%	n.a.	3.9%	3.5%	3.5%
Admin./Manuf. Operators	0.7%	2.4%	-1.5%	-1.8%	3.6%	4.6%	n.a.	2.0%	-1.3%	-2.6%

For confidentiality and personal data protection reasons, no pay gap data is shown in those professional categories in which there is not a minimum of 3 people of each gender. The adjusted gender pay gap is not shown in those categories for which it is not possible to obtain data with enough statistical significance through the econometric model.

GENDER PAY GAP

	SPAIN		U.S. Plasma centers		U.S. Rest of activities		IRELAND		GERMANY	
	Adjusted Gender Pay Gap 2021	**Gender Pay Gap 2021**	**Adjusted Gender Pay Gap 2021**	**Gender Pay Gap 2021**	**Adjusted Gender Pay Gap 2021**	**Gender Pay Gap 2021**	**Adjusted Gender Pay Gap 2021**	**Gender Pay Gap 2021**	**Adjusted Gender Pay Gap 2021**	**Gender Pay Gap 2021**
Executives	n/a	21.3%	n/a	6.0%	n/a	25.2%	n/a	n/a	n/a	n/a
Directors	17.2%	17.2%	-1.2%	6.6%	5.2%	5.5%	n/a	n/a	n/a	-8.3%
Senior management	3.5%	4.2%	n/a	8.7%	-1.0%	0.9%	n/a	-7.0%	n/a	16.7%
Management	6.3%	7.0%	6.3%	9.5%	4.5%	5.1%	n/a	4.5%	n/a	9.0%
Senior professionals	3.1%	7.9%	5.4%	6.9%	3.2%	1.4%	-1.0%	2.7%	8.9%	11.0%
Professionals	2.3%	4.5%	4.4%	4.2%	1.8%	5.8%	1.8%	4.5%	-0.7%	-4.3%
Admin./Manuf. Operators	0.8%	1.9%	-1.5%	-1.0%	5.2%	6.8%	-1.0%	0.4%	-4.2%	-3.1%

For confidentiality and personal data protection reasons, no pay gap data is shown in those professional categories in which there is not a minimum of 3 people of each gender. The adjusted gender pay gap is not shown in those categories for which it is not possible to obtain data with enough statistical significance through the econometric model.

9 COMMITTED TO SOCIETY Grifols is ﬁrmly committed to making a positive impact on society, in addition to advancing scientiﬁc advancements for the beneﬁt of patients and global healthcare systems, Grifols takes pride in being a proactive community partner and giving back in the areas where we operate. The company helps strengthen cities and towns through job creation, socioeconomic impact and social initiatives

Grifols 2030 Agenda 5 social commitments 3 in-house objectives and 2 from Grifols foundations Allocated to social outreach initiatives over the last 3 years 115+ million euros In savings for Spain's national healthcare system since 2019 200+ million euros Patient advocacy groups and associations supported 70+ In 30 seconds

182 2021 Consolidated Directors' Report COMMITTED TO SOCIETY Since its origins, Grifols mission is to improve the health and well-being of people around the world. The company's Sustainability Policy deﬁnes the core social and environmental principles and commitments that underpin its business model, while at the same time establishing Grifols' objectives in terms of its broader social impact. Social commitment is among the six fundamental pillars included in Grifols' Sustainability Master Plan. It beneﬁts numerous stakeholder groups and is developed in line with the United Nations' 2030 Agenda for Sustainable Development. The company leads a range of social outreach initiatives that reﬂect this commitment to drive positive social change beyond just ﬁnancial performance. QQQQ More than EUR 115 million allocated to varied social- impact initiatives over the last of social-impact initiatives over the last 3 years QQQQ Grifols has established a new Social-Action and Community-Investment Policy Centered on four core principles, Grifols' social commitment beneﬁts a numerous stakeholder groups while promoting the UN's Sustainable Development Goals (SDGs). Among the SDGs, the company places special emphasis on SDG 3, relating to health and well-being; on SDG 4, focused on quality education; SDG 10, aimed at reducing inequality; and SDG 17, on the need to forge partnerships to collectively attain these objectives. 21.9M€ Patient advocacy groups and organizations 2.3M€ Social action and community investment 3.0M€ Foundations 3.1M€ Scientiﬁc awards. research and education 6.9M€ Special projects. sponsorships and others Total Social Investments: 37.2 million euros

183 2021 Consolidated Directors' Report 1 18 83 2021 Con nso soli lida dated Director rs' s' R Rep eport Social Commitment Educate Public Healthcare Systems Public-private collaborations to reduce public healthcare costs Donors Awareness and educational efforts to boost plasma self- sufﬁciency MORE INFORMATION IN CHAPTER 5: FROM DONOR TO PATIENT Local communities Local initiatives Educational initiatives Health initiatives Environmental initiatives Foundations & NGOs Probitas Foundation Víctor Grífols Lucas Foundation José Antonio Grífols i Lucas Foundation Patients Access to treatments Commitment to helping ensure supply MORE INFORMATION IN CHAPTER 5: “FROM DONOR TO PATIENT” Patient Organizations Awareness campaigns and educational collaborations Employees Grifols Academy MORE INFORMATION IN CHAPTER 8: “OUR PEOPLE” Scientiﬁc community Scientiﬁc awards, scholarships and collaborative research initiatives MORE INFORMATION IN CHAPTER 7: “INNOVATION” Advocate Engage Support Principles and main stakeholders

184 2021 Consolidated Directors' Report STRENGTHENING TIES WITH PATIENT ASSOCIATIONS The COVID-19 pandemic led to multiple challenges for patients, which only intensiﬁed in 2021. This further reinforced Grifols' resolve to put patients at the heart of its decision making. The company actively supports patient advocacy groups (PAGs) in their missions, initiatives, priority projects, advocacy and outreach work, as patient communities and organizations are what give patients an important voice and play a fundamental role in the global healthcare system. Grifols collaborates with patient communities and organizations in its countries of operation through an array of activities, which are coordinated and managed by Global Patient Affairs. Among its objectives, this works to raise public awareness of speciﬁc diseases; promote early diagnosis; educate patients, families and caregivers; facilitate communication among patients, medical professionals and policy makers; and broaden access to treatment and healthcare. These collaborations respect applicable transparency principles and country-speciﬁc regulations. More so, Grifols follows standard operating procedures (SOPs), which internally regulate eligibility, compliance, ethics and transparency in its collaboration agreements and contributions to patient organizations. These principles and commitments are outlined in the Patient and Patient Organizations Policy, which also serves as a framework for the company's relations with patient associations. In 2021, Grifols was actively involved with 40 patient associations, engaged with over 70 patient groups and supported more than 100 PAG projects globally. As part of these efforts, the company allocated over EUR 21.9 million to product donations and other projects, a 2.3% upturn from 2020. See Grifols' Patient and Patient organizations at www.grifols.com Principles Guiding Grifols' Interactions MUTUAL BENEFIT Any activity with patient organizations must clearly demonstrate beneﬁt to the patients whose interests are represented by the patient groups. TRANSPARENCY Grifols is open and transparent in its relationships with patient organizations. It publicly discloses the ﬁnancial support provided to them and encourages the patient organizations to do the same. INTEGRITY The company maintains the highest standards of integrity in its relationship with patient organizations and engages only where there is clear alignment around objectives and priorities. COMPLIANCE Every interaction with patient organizations will comply with all government rules, regulations and guidelines, as well as company policies. INDEPENDENCE Grifols never compromises the independence of a patient organization. They always retain the right not to support any positions of the company.

185 2021 Consolidated Directors' Report Collaboration and programs Raising awareness on diseases In 2021, Grifols ﬁnanced two pioneering projects for patient communities: • The Alpha-1 Association of Spain: Among other educational initiatives, design of the comic book Soy Alﬁ (I'm Alﬁ) to educate children aged 8 and underdiagnosed with alpha-1 antitrypsin deﬁciency (AATD). The publication explores the main challenges faced by young AATD patients and aims to facilitate dialogue and understanding of AATD among patients and their families, helping them better manage the disease from the initial stages and educate them on the importance of good habits. A printed version of the comic book was distributed among families and AATD-specialized hospitals throughout Spain. An online format is also available for download on the association's website. • Engagement with patients afﬂicted with immune thrombocytopenia (ITP), a rare autoimmune hematological disease. Grifols collaborated on the “Making the Right Choices in ITP Management and Care” educational material, published by the ITP Support Association UK, one of the few ITP-speciﬁc organizations. Through this collaboration, Grifols helped create an ITP toolkit whose goal is to help ITP patients with shared decision making and to better understand and cope with the disease. Four days after its launch, the material had over 1,300 downloads, the patient organization received more than 1,000 requests for hard copies and social media outlets gave it ample coverage. The toolkit is endorsed by the Royal College of Pathologists, Royal College of Physicians, The British Society for Haematology, and the Genetic Alliance UK. QQQQ Grifols has supported more than 100 patient organization projects around the world, allocating close to EUR 22 million in 2021

186 2021 Consolidated Directors' Report Supporting the “Uniting for Plasma Sufficiency” campaign Grifols supports the global need from patient associations, donors and research organizations on the need to guarantee sufficiency of plasma-based medicines. Plasma medicines are essential for thousands of people suffering from an array of pathologies. As of today, in Spain plasma medicine is under-supplied by over 50% according to data from the Spanish Federation of Blood Donors (FedSang). Many organizations have joined forces to address this critical issue by spreading knowledge on plasma- based medicines, encouraging plasma donations, and raising public awareness on the need to increase self-sufﬁciency. These groups include the Spanish Association of Primary Immune Deﬁciency (AEDIP), the Association of Patients with Alpha-1 Antitrypsin Deﬁciency (Alfa-1 España), the Spanish Federation of Blood Donors (FEDSANG), the Spanish Federation of Rare Diseases (FEDER), the Spanish Society of Immunology (SEI), the Spanish Society of Hematology and Hemotherapy (SEHH), the Spanish Federation of Hemophilia (FEDHEMO), the Spanish Association of Immune-Mediated Polyneuropathy (GBS-CIDP España), the Spanish Society of Clinical Immunology, Allergy Treatment and Pediatric Asthma (SEICAP) and the Spanish Association of Family Angioedema. Grifols fully supports this work and pledges to collaborate with its multidisciplinary task group–always adhering to values of transparency and ethical rigor–to continue giving a voice to patients whose health and well-being rely on plasma-derived medicines. Manifesto is available at ¡Unidos por el plasma! – FedSang (only available in spanish) Advocacy and access to treatment The COVID-19 pandemic has further highlighted the importance of plasma donations as they are essential to producing life-sustaining plasma therapies to treat rare, chronic and sometimes fatal diseases. In 2021, Grifols supported several plasma awareness campaigns in Europe led by primary immunodeﬁciency (PIDD) patient organizations as part of its efforts to increase access to treatment. In Spain, the Spanish Association of Primary Immune Deﬁciencies (AEDIP) spearheaded a plasma advocacy and awareness strategy to underscore the need for a consistent source of plasma-derived medicines for patients who require them. As part of this initiative, an expert group was created to elaborate a report on the country's plasma needs. The group has already issued an urgent plea calling for solutions to address the plasma shortage. Grifols also collaborated on various endeavors with the International Primary Immunodeﬁciency Patient Organization (IPOPI, including IPOPI PIDD Forums). Co- sponsored by members of the European Parliament, these events gathered MEPs, opinion leaders, policy makers and other thought leaders. This year, the forum was dedicated to the Cross-Border Healthcare Directive focused on treatments for PIDD patients and insights from these discussions will be presented to the European Commission. QQQQ Grifols' collaborations with patient organizations are based on transparency and respect for the speciﬁc regulations of each country with a focus on awareness and education projects, advocacy and access to treatment

187 2021 Consolidated Directors' Report PROMOTING MORE SUSTAINABLE PUBLIC HEALTH SYSTEMS The World Health Organization (WHO), the Council of Europe and other institutions have all urged countries to elevate their self-sufﬁciency in plasma-derived medicines for the sake of patients who need them. Grifols is committed to this agenda and will support and collaborate with countries to help them boost their plasma self-sufﬁciency and improve their healthcare systems. Grifols' leadership in the manufacturing of plasma- derived products, technical expertise and solid reputation in the construction and management of plasma donation centers and production facilities are differential factors that enable it to forge strategic partnerships with global healthcare authorities. Grifols marked the following milestones in 2021: • Opening of the ﬁrst plasma donation center in Egypt–also the ﬁrst in the Middle East and Africa–in alliance with Egypt's National Service Projects Organization (NSPO) to develop the local plasma-protein market and boost its plasma self- sufﬁciency. This strategic agreement, the ﬁrst of its kind between a government and private company, foresees opening 20 plasma centers and building production facilities in the country, including a plant with the capacity to fractionate more than 1 million liters of plasma, a protein puriﬁcation plant, a logistics warehouse and a quality control laboratory. • Development of production facilities in Canada in collaboration with national health authorities. Grifols contributes to the Canadian healthcare systems as the country's only large-scale commercial producer of plasma medicines. In 2021, Grifols advanced its plan to remodel and expand existing facilities, including the acquisition of the ﬁrst plasma donation center. Helping countries achieve self-sufficiency of plasma-based medicines

188 2021 Consolidated Directors' Report Grifols' Industrial Fractionation Programs In addition to its core operations, Grifols makes its facilities, technology, know-how and technical expertise available to public donation centers and health organizations to process their surplus plasma, Private-public collaborations to reduce public health costs Collaborative solution Safety in the plasma supply chain Integrated control of the production process. Complete conﬁdence in Grifols' manufacturing systems Experience, knowledge and expertise at the service of Blood-bank and transfusion-center professionals Grifols' industrial fractionation service for hospital plasma is a comprehensive solution that encompasses the logistics of plasma (collection, transport, control and analysis) and its fractionation, puriﬁcation, dosage and delivery as a ﬁnished product. purify the proteins and return them as plasma- derived medicines. Regulated by fractionation service agreements, these collaborations generate signiﬁcant cost savings for public healthcare systems. For QQQQ Since 2019, Grifols has helped the Spanish public health care system save more than EUR 200 million in costs example, Grifols' collaboration with the Spanish public health system helped to save EUR 72 million in 2021. Aside from Spain, the company also offers this service in the Slovak Republic, Italy and Canada. QQQQ Spain's public healthcare system saved EUR 72 million in 2021

GRIFOLS 189
2021 Consolidated Directors' Report

› Blood banks in Spain: a collaboration to increase self-sufficiency

In 2021, Grifols launched an educational program in Spain to encourage plasma donations in order to elevate its degree of plasma self-sufficiency.

Through this endeavor, Spain is attaining greater efficiency in equipment utilization, improving donor recruitment and enhancing drug-procurement manufacturing processes while Grifols actively advances this objective by providing vital resources and expertise.

Spain's Ministry of Health recognizes the vital importance of human plasma as the primary raw material to manufacture plasma-derived medicines and, in consequence, the need to encourage plasma donations by apheresis (plasmapheresis) for the benefit of the national health system. Worth highlighting is the Spanish government's approval in 2021 of EUR 2.2 million to promote plasma collection via plasmapheresis, made through the Interterritorial Council in coordination with the Ministry of Health. The health ministry's lines of action are centered on two core objectives: gradually expanding the plasma-donor base and establishing permanent plasmapheresis programs

Several programs and collaborations designed to support blood bank needs

- **Transport and plasma storage services to guarantee the quality of transfusion plasma.** These services include the Contingency Program for refrigeration equipment issues; the IPTH Program, which offers additional viral safety measures; and the Secure Program, focused on the collection, storage and recovery of frozen plasma.

- **Plasma for hemoderivatives.** This service includes the Apheresis Program, a collaborative effort with blood banks and transfusion centers to encourage plasma donation through plasmapheresis.

- **Laboratory service** through the Biolab Program, which offers sample analysis, immunohematology and plasma quality-control services, among others.

- **Quality services** via the Quality Program, which provides expert advice on management systems and quality assurance; and the Academy Program, which includes plasma-related training, workshops and educational programs.

- **Grifols Plasma Management Service,** an in-house development to improve and facilitate communication among the various parties that intervene in industrial fractionation contracts.


SOURCE PLASMA
CAUTION:
MANUFACTURING USE ONLY

190 2021 Consolidated Directors' Report SOCIAL ACTION AND COMMUNITY INVESTMENT The principles and guidelines in Grifols' Sustainability Policy form its Corporate Social Action and Community Investment Policy, are also linked to its Sustainability Master Plan. Grifols' social actions are another way that the company contributes to the United Nations 2030 Agenda for Sustainable Development. The company's social investments aspire to create shared value, support sustainable development and fulﬁll the UN's Sustainable Development Goals. Grifols carries out its social-action endeavors both directly and through its foundations. Grifols' decisions on investments and donations to social-impact activities are governed by the guidelines established in its Code of Conduct and follow concrete procedures to ensure transparency and coherence with its corporate mission. The company also has local community-relations grant committees to coordinate and manage all non-healthcare related donations. These committees review and approve all requests for grants, donations and in-kind services or materials in accordance with standard operating procedures to ensure they are coordinated and aligned with Grifols' Sustainability Policy and corporate mission. Grant committees collectively allocated more than USD 427,000 to various projects based on these assessments, in addition to USD 557,500 approved for Feeding America, Habitat for Humanity and United Services Organization (USO). Overall, Grifols has nine community relations grant committees which are operational in Clayton (North Carolina), Emeryville, Los Angeles, and San Diego (California), Denver (Colorado) and San Marcos (Texas) in the United States; Dublin (Ireland); Frankfurt (Germany); and Clayton South (Australia). See Grifols' Social-Action and Community-Investment Policy at www.grifols.com Grifols' commitment to enhancing people's health and well-being is articulated through a range of actions aimed at improving access to healthcare and encouraging the adoption of healthy lifestyles habits. Grifols proactively build ties in its communities of operation aimed at promoting the local economy, creating job opportunities and improving the quality of life of its donors communities. Grifols' commitment to sustainability is evidenced through a diversity of actions to protect, enhance and recover the environment. These include both company-led initiatives and collaborations with environmental and conservation groups. Grifols offers various grants, sponsorships and scholarships to promote equality of opportunity in education among young people. The company also spearheads ongoing actions to raise awareness of the importance of science as a driver of positive change. HEALTH AND WELL-BEING LOCAL DEVELOPMENT EDUCATION ENVIRONMENT

GRIFOLS 191 2021 Consolidated Directors' Report

› Promoting health and well-being

One of Grifols' principal lines of social action includes supporting and promoting charitable actions/organizations to help improve people's health and well-being in their day-to-day lives as well as in emergency situations.

Activities and programs

UNITED STATES

Grifols, through its donation centers, supported the Ronald McDonald House Charities©, aimed at providing shelter for families who have to travel far from home to receive medical care.

In addition, Grifols' employees collected clothing, hygiene products and other necessities for homeless people. In particular, employees at the Salt Lake City (Utah) donation center collected 60 hygiene kits to donate to Road Home, an organization that helps unhoused people and families in Salt Lake County.

GERMANY

Support for the ASB Wünschewagen initiative, whose mission focuses on fulfilling a special wish for terminally ill people.

Financial support for the equestrian therapy center Reit- und Fahrverein Cumbach e.V., created to support the cognitive, physical, emotional, social and occupational development of children with disabilities, including autism or visual impairment and people recovering from serious illnesses, among others.

Direct Relief: Support in emergency situations with medical product donations

Grifols collaborates with Direct Relief to provide healthcare professionals with medical resources following natural disasters and other humanitarian emergencies. Most applications relate to specific immunoglobulin products which offer protection after viral or bacterial exposure such as tetanus and rabies, among others.

In 2021, U.S.-based Grifols employees managed the donations of plasma-based solutions, such as immunoglobulins, hepatitis B immunoglobulins and factor VIII. These donations were or will be delivered to Armenia, Fiji, Haiti, Iraq, Jamaica, Lebanon, Liberia, Malawi, Mexico, Paraguay and Ukraine, among others. Grifols has donated EUR 1.3 million worth of plasma medicines over the last three years, of which EUR 700,000 were allocated in 2021.

ACTION	GEOGRAPHICAL SCOPE	COLLABORATION WITH GRIFOLS EMPLOYEES
Direct Relief: product donations	U.S.	✔
Support of Ronald McDonald House Charities©, which provides lodging for families who have to travel far from home to receive medical treatment	U.S.	✔
Collection of clothing, hygiene products and other essentials for homeless people	U.S.	✔
Collaboration with the Los Angeles Department of Public Health and Fulgent Genetics to provide an immunization center for Grifols employees, their families and local residents	U.S.	
Sponsorship of the Ascot Hill Challenge 5K Run/Walk in Los Angeles to promote wellness through sports	U.S.	
Support of the Johnston Health Foundation to promote healthy lifestyle habits	U.S.	✔
Support of ASB Wünschewagen initiative	GERMANY	
Donation to the Reit-und Fahrverein Cumbach e.V Association for children with disabilities and people recovering from serious illnesses, among others	GERMANY

192 2021 Consolidated Directors' Report Grifols network of plasma donation centers and manufacturing sites offers an exceptional platform to directly contribute to the socioeconomic development of local communities. The company strives to positively impact, partner and create opportunities for shared value in the areas where it operates. Activities and programs Strengthening ties to local communities UNITED STATES GERMANY Social outreach programs in communities with plasma donation centers Grifols' solid commitment to donors extends to the communities where its plasma centers are located. The company organizes events to deepen community ties, contributes through donations and carries out volunteer activities. In 2021, nearly 1,900 projects were implemented in the United States, generating a positive impact in spite of the multiple challenges triggered by the pandemic. Nearly 2,400 employees in Grifols' donation centers volunteered over 15,000 hours in food drives, awareness campaigns, educational programs and fundraising for non-proﬁt organizations. “Box Out Hunger” Food Drive In 2021, numerous Grifols' plasma donation centers participated in the “Box Out Hunger” campaign to alleviate food insecurity in their communities, for the third year. Through both food collection and fundraising, a total of 326,000 kilos of food provisions were collected through Grifols' plasma donations centers in collaboration with local food banks, denoting a 45% increase from the 225,000 kilos collected in 2020. The food and funds collected provided 667,000 meals for 150,000 families. Food donations for vulnerable populations Grifols collaborates with Frankfurten Tafel e.V. by providing donations of food and hygiene products for low-income families, the elderly and other at-risk residents in Frankfurt. Grifols employees donated 20 boxes of non-perishable food and hygiene products, and six donated ﬁve hours of their time to help collect and sort the food donations. In addition, EUR 2,500 was donated to purchase food provisions for 12 food centers in Frankfurt for distribution during the winter months of 2021. Support for at-risk populations Grifols collaborates with various organizations including Löwenkinder Frankfurt (Oder) e.V., which donates funds to children in low-income families; Treberhilfe Dresden e.V., which helps homeless people ﬁnd employment; and Rengschburger Herzen e.V., which helps low-income people in the city of Regensburf. “Plasma Possibilities” program is a testament reﬂecting the commitment of donors and donation centers to their communities Grifols' plasma donors can support their communities by participating in the “Plasma Possibilities” program launched in 2017, which offers plasma donors the chance to “give back twice” by donating plasma and by partially or totally contributing their donor remuneration to a participating non-proﬁt organization. This program has helped raise nearly USD 110,000 since its launch (USD 29,000 in 2021), which were allocated to more than 18 different U.S. non-proﬁt charity organizations (10 in 2021). QQQQ More than 50% increase in Grifols employees in U.S. plasma donation centers volunteering hours

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2021 Consolidated Directors' Report

More than 2,500 volunteer hours and USD 700,000 allocated to building new homes since 2019

SPAIN

Christmas basket donations to Twin Families project

In 2021, 510 Grifols' employees donated the value of their corporate Christmas baskets, raising EUR 43,122 for 190 daily meals in school canteens. The initiative also included a solidarity contest of healthy recipes, with the participation of 51 Grifols employees.

GLOBAL

Toy drive for children in need

In 2021, Grifols took part in several toy drives around the world to support children from low-income families. More than 7,400 children received toys thanks to the generous donations of Grifols employees.

Habitat for humanity

Grifols has collaborated with Habitat for Humanity in the U.S. since 2014. This NGO organizes efforts to strengthen the fabric of local communities and to build simple yet dignified homes for those most in need to improve their living conditions.In 2021, the company sponsored six local habitat for humanity affiliates and Grifols volunteers donated their time on building days. Despite COVID-19 mobility restrictions, 30 employees donated 240 hours of their time to build these new houses. The company also donated USD 257,500 to pay for building supplies and construction support.

United services organization

In 2021, Grifols continued to collaborate with the United Services Organization (USO), a non-profit charity organization chartered by the U.S. Congress that provides welfare and recreational programs and services to military service members and their families. As part of this partnership, the USO helped spread the word on the importance of plasma and plasma donors near USO sites and in 2021, Grifols donated USD 150,000.

ACTION	GEOGRAPHICAL SCOPE	COLLABORATION WITH GRIFOLS EMPLOYEES
Support for the in-house “Plasma Possibilities” initiative	U.S.	✔
Habitat for Humanity	U.S.	✔
Support for United Service Organizations (USO)	U.S.	✔
Participation in "Box Out Hunger" food drive and support for other organizations	U.S.	✔
Support for police-sponsored youth activities to help reduce crime in the Los Angeles Hollenbeck neighborhood	U.S.	✔
Collaboration with the Plaza de la Raza organization, which offers free visual and performing arts classes to low-income young people in Los Angeles	U.S.	✔
Global toy drive for needy children	GLOBAL	✔
Collaboration with Frankfurten Tafel e.V. to support needy children with food and hygiene products donation	GERMANY	✔
Collaborations with numerous associations and NGOs	GERMANY	✔
Donation drive for Twin Families	SPAIN	✔

194 2021 Consolidated Directors' Report Grifols remains committed to boosting access to education and equal opportunities for young people in its communities of operation and generating shared value by bringing students closer to the world of science and STEAM (Science, Technology, Engineering, Arts and Mathematics). The company also supports educational programs centered on promoting gender equality and ethical values. Activities and programs Supporting education to drive social progress UNITED STATES GERMANY Collaborations with educational programs Grifols supports the access of high-quality education for science-oriented local schools and organizations, where it can contribute its knowledge and expertise, via donations: Víctor Grífols Roura Scholarship Established in 2013, the Víctor Grífols Roura Foundation awards a USD 8,500 scholarship to an African American student in California who is enrolled in the second or third year of an accredited U.S. medical program with a demonstrated interest in biomedicine. The scholarship recipient gains access to industry experts and is invited to visit Grifols' corporate headquarters in Los Angeles. Collection of school supplies for young students More than 70 Grifols plasma donation centers, as well as the Los Angeles and Clayton facilities, ran school-supply drives to support students during back-to-school period. In 2021, over USD 20,000 worth of school supplies were collected thanks to these efforts. Promotion of job orientation sessions: 20 employees volunteered more than 20 hours of their time to work with more than 210 students. Student training in different roles in the Leipzig facility and donation centers: 65 students received training at Grifols' facilities. German-language volunteer work to help stu- dents boost their reading and comprehension skills. Four Grifols employees dedicated 10 hours of their time for a month to this endeavor. The company also donated funds to implement a new digital solution. QQQQ Grifols considers the promotion of STEAM science and knowledge among its educational priorities

GRIFOLS 195 2021 Consolidated Directors' Report

ACTION	GEOGRAPHIC SCOPE	COLLABORATION WITH GRIFOLS EMPLOYEES
Víctor Grífols Roura scholarship	U.S.	✔
Collection of school supplies for young students	U.S.	✔
Training programs in local communities	U.S.	✔
Support for Youth Workforce Services, which prepares 14- to 24-year-olds to excel in their studies and job market, with the ultimate aim of reducing school dropout rates	U.S.	✔
Johnston Community College Higher Education Scholarship for biotechnology students	U.S.	
Sam M. Taylor Memorial Life Sciences Scholarship, which provides tuition for students pursuing careers in biotechnology	U.S.	
Collaboration with Barrio Logan College Institute to promote disadvantaged students to be the first in their families to go to college	U.S.	✔
Development of programs to advance STEAM science and knowledge	U.S.	✔
Support of the Community Education Partnerships program to increase learning opportunities and improve academic achievement for homeless youth in the San Francisco Bay Area	U.S.	✔
Promotion of job orientation sessions	GERMANY	✔
Visits to Grifols facilities and talks to schoolchildren and interns	GERMANY	✔
Apprenticeship program in Haema as part of their vocational training	GERMANY	✔
University collaborations to offer students internships with the company	GERMANY	✔
Volunteering to help students improve their German-language reading and comprehension skills	GERMANY	✔

GRIFOLS 196 2021 Consolidated Directors' Report

Contributing to natural and environmental heritage

Efforts to recover and enhance natural and environmental resources are part of Grifols' Social action, which implicates and promotes education and health, well-being and local development. To do this, the company supports a number of activities, both directly and in collaboration with associations dedicated to environmental protection. In 2021, these included actions aimed at raising awareness of the role of both individuals and companies to protect the environment and fight against climate change.

Activities and programs

Raising awareness on the environment and climate change

Grifols took part in the online screening and subsequent debate of the documentary "Spaceship Earth," recognized at the 2021 Sundance Film Festival for its environmental focus. The initiative was organized by Grifols' environmental department and the Víctor Grifols i Lucas Foundation in collaboration with the Americana Film Fest. More than 350 Grifols employees in the United States and Spain were involved in the project.

Efforts to enhance natural resources

Grifols collaborates in various projects led by The Trust for Public Land, whose mission is to create parks and protect the land for people, ensuring healthy, livable communities for generations to come. In Los Angeles, Grifols takes part in an initiative to improve a playground and local green space in El Sereno, an area adjacent to its production facilities. It also supports the Richmond Wellness Trail project in Emeryville, which aims to boost residents' quality of life by converting a stretch of road into a path suitable for cyclists and pedestrians.

ACTION	GEOGRAPHIC SCOPE	COLLABORATION WITH GRIFOLS EMPLOYEES
Activities to enhance the natural environment with The Trust for Public Land	U.S.	✔
Awareness campaigns on the environment and the fight against climate change	U.S. and SPAIN	✔

Grifols supports initiatives both directly and in collaboration with other organizations to educate and raise awareness on the need to protect the environment

197 2021 Consolidated Directors' Report Sponsorship and patronage in Spain Grifols Social Initiatives (GSI) was created in Spain in 2019 to govern the company's collaborations with organizations dedicated to promoting social programs in the realms of sports, social outreach, the environment, culture and education. Grifols follows speciﬁc criteria to determine the eligibility of alliances with organizations, projects and activities. An Evaluation Committee determines which projects receive funding and the duration of the collaboration. GSI criteria are as follows: • Support, complement or build on Grifols' mission and values. • Comply with all corporate policies on ethics, transparency, conﬂict of interest, data protection and codes of conduct. • Run a maximum duration of 3 years, extendable to 5 in exceptional cases. All projects lasting more than a year are reviewed annually to conﬁrm continuation. As part of the admission and evaluation process, applicants must: • Verify their activity falls within Grifols' core action areas. • Certify honorability, solid reputation and good practices in their sphere of activity. • Be up to date with all payments and obligations to government authorities. Grifols Social Initiatives (GSI) was temporarily/partially suspended in 2021 due to the global socioeconomic impact of the COVID-19 pandemic, which forced many companies and organizations to change their business plans, forecasts and strategies. Of the 18 projects selected in 2020, 14 continued in 2021, with a total budget of EUR 588,074. Activities and programs Fulbright scholarships Fulbright grants are given to young graduates interested in pursuing doctoral or master's programs in U.S. universities. The program is sponsored by the U.S. government, governments of other countries and private-sector companies. Grifols' collaboration with the prestigious Fulbright program dates back to 2013. ACTION AREA Donation to the Maria Canals Association to promote complementary music therapy in hospitals SOCIAL Sponsorship of two projects with the Sant Cugat symphonic orchestra CULTURAL Sponsorship of the Barcelona Opera's “Liceu Aprèn” program to bring opera to a wider audience and stimulate creativity CULTURAL Sponsorship of the social outreach program Palau Vincles (Music Hall Connections) led by Barcelona's Palau de la Música to promote social inclusion through choral singing CULTURAL Sponsorship of the Sant Cugat Volleyball Club SPORT Sponsorship of the Junior FC hockey team SPORT Fulbright Scholarships EDUCATIONAL Donation to the Rivus Foundation ENVIRONMENTAL Official partner of UEFA Women's football for four years Grifols has become an ofﬁcial sponsor of the UEFA (Union of European Football Associations) women's football team from the 2021-22 season until the end of 2025. With this partnership Grifols becomes now the only healthcare company to sponsor UEFA women's football at all levels of competition, including the UEFA Women's Champions League, UEFA Women's Euro, the sub19 and sub17 Women's European Championship, and the Women's European Indoor Football Championship, as well as the campaign. This partnership is further evidence of Grifols' commitment to gender equality through support for women's sports, as women's football continues to gain momentum and attract new players and fans across Europe.

198 2021 Consolidated Directors' Report COLLABORATIONS WITH FOUNDATIONS AND NGOs Created in 2008, the Probitas Foundation strives to improve the physical, psychological and emotional health of people in areas with limited resources, promoting equal opportunities and positive change in social and health policies. On a local level, the foundation works to improve the nutrition and emotional well-being of at-risk children and young people, while internationally it focuses on bolstering public health systems in countries with scarce resources by leveraging Grifols' experience in medical care and clinical diagnostics. The company's shareholders approved an annual allocation of 0.7% of corporate proﬁts before taxes to support this private foundation. The foundation's programs aim to drive greater long- term impact and sustainability of sponsored projects - organized by local entities operating in the social and health sector, international development cooperation NGOs (Save the Children, ANESVAD, etc.) and United Nations agencies, including WHO and the Spanish UNHCR committe, among others. Promoting health and well-being for at-risk minors The foundation promotes the development of vulnerable children and adolescents and/or those at risk of social exclusion to boost their physical, emotional and social well-being by providing food, socio-educational and health resources, and other types of support. The foundation, in alliance with hospitals and other entities, also supports services not covered by the public health system to heighten awareness of the reality of minors affected by diseases and disorders. These services include programs to educate family members and professionals so they can better support patients, and efforts to improve early detection, foster social inclusion and reduce stigma. At the local level, the Foundation's key lines of action include equity in health access, prevention through the promotion of healthy habits, training sessions for health professionals, and research. Probitas Foundation: improving the health of at-risk populations Supporting people in countries with underdeveloped healthcare systems need-based coverage; commitment to health equity as a pillar of social justice-oriented development; and community participation in deﬁning and implementing intersectoral health agendas and approaches. In this regard, the foundation promotes equitable access to health through the WHO's “One Health” initiative, which advocates for identifying the underlying causes of intersectoral problems, the coordination of multidisciplinary teams and the development of more efﬁcient actions. In 2021, the foundation provided funding and delivered specialized and coordinated technical support to help local partners become self-sufﬁcient in the near future. The foundation's international health programs aim to help people living in remote regions with limited resources who suffer from neglected diseases, which are a serious public health problem and the source of immense human suffering, stigmatization and high morbidity and mortality rates. The foundation focuses on neglected tropical diseases (NTDs) and other diseases such as malaria, tuberculosis and HIV/AIDS as these diseases tend to have negative repercussions on countries' global social and economic development. The Probitas Foundation once again reafﬁrmed its support for the WHO's core principles of primary health care: universal access to health care and More information on the Probitas Foundation: www.fundacionprobitas.org

199 2021 Consolidated Directors' Report Equal opportunities for migrants The Yakaar program espouses an innovative view of the migration process by supporting the safe return of Senegalese people in Spain who wish to voluntarily return to their country of origin. The initiative includes training sessions on business management to help participants develop an entrepreneurial project and implement it in Senegal. In 2021, ﬁve people launched their entrepreneurial venture in Senegal and six people started their business training in Barcelona. The objective is to improve their skills so they can manage a project back in their country. Twin families initiative Ferran Adrià became an ambassador for the Fundación Probitas “Twin Families” project, which pairs families with others more vulnerable to ensure their children enjoy a healthy school meal every day in a protected socio-educational environment. Chefs Ada Parellada and Nandu Jubany also took part in the initiative by sharing healthy and economical recipes and raising awareness about healthy habits and food waste on the Probitas Foundation's social networks. Among the highlights of the Twin Families initiative was the “Donate Your Christmas Basket” campaign, led by Grifols People Experience Department for employees, and the “Healthy Recipes Contest” to encourage nutritious, delicious and economical food. More than 80 people regularly support the Probitas Foundation's Twin Families initiative either through regular contributions or as members of the Probitas Foundation. In 2021, this project also included contributions from companies such as Osborne & Clarke and Barentz. In addition, the foundation was awarded the Solidarity Aces Prize by Banc Sabadell at the Godó Tennis Tournament for its efforts to help at- risk children, whose situation has become even more precarious during the pandemic. Nuria Martín and Dr. Anna Veiga, Probitas president and director, respectively, with Ferran Adrià at the campaign launch.

200 2021 Consolidated Directors' Report Alignment with the SDGs SDGs classiﬁcation according to the degree of Probitas' contribution Program start year 2012 2018 2010 2010 2019 Countries of action since 2010 Spain Spain 14 countries 41 countries Spain/ Senegal Priority End hunger, achieve food security and improved nutrition Ensure healthy lives and promote well-being for all at all ages Reduce inequalities within and among countries Relevant Inclusive and equitable quality education Ensure availability and sustainable management of water and sanitation for all Access to affordable, reliable and sustainable energy Transversal End poverty in all its forms everywhere Achieve gender equality and empower all women and girls Strengthen global Partnership for Sustainable Development The Probitas Foundation's programs are especially focused on promoting SDGs dedicated to the ﬁght against poverty, the improvement of health and education, the advancement of gender equality, and the promotion of decent work to achieve equal opportunities while safeguarding fundamental human rights. The Probitas Foundation's programs are aligned with the SDGs, actively contributing to the achievement of 3 priority goals (SDGs 2, 3 and 10), 3 relevant goals (SDGs 4, 6 and 7) and 3 transversal goals (SDGs 1, 5, and 17).

201 2021 Consolidated Directors' Report Objective: improve the health and well-being of at-risk youth Since 2012 In 2021. 23,972 beneﬁciaries. 427 projects in 196 schools, 100 associations and 58 communities Objective: reinforce the capabilities of diagnostic laboratories in different regions of the world Since 2010 In 2021 31 diagnostic laboratories in 14 countries (2 opened in 2021) 919,931 direct beneﬁciaries Objective: support global healthcare systems in the ﬁght against neglected tropical diseases (NTD) In 2021 Since 2010 In 2021. 8 projects. 163,020 direct beneﬁciaries Public health training for 1,664 professionals in 8 countries Objective: improve the lifestyles of adolescents in at-risk situations by focusing on healthy habits (nutrition, physical activity, hygiene, rest and emotional well-being). Since 2015 In 2021 972 beneﬁciaries, 16 projects in 10 communities Objective: improve the health of children afﬂicted by diseases and disorders not covered by the public health system Since 2018 In 2021 2,377 beneﬁciaries and more than 10,000 recipients made aware of mental health information PCI PCI Dinem junts Access to health and well-being for at-risk minors Contributing to countries with underdeveloped healthcare systems Main Programs YAKAAR PROGRAM Objective: professional development for migrants to help them safely return to their country of origin Since 2019 In 2021 5 entrepreneurship scholarships in Senegal and 6 training scholarships in Barcelona Equal opportunities for migrants More information on the Probitas Foundation: www.fundacionprobitas.org

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2021 Consolidated Directors' Report

› Víctor Grífols Lucas Foundation: guided by bioethics

The Victor Grifols i Lucas Foundation was founded in 1988 to encourage cross-disciplinary debate and dialogue on bioethics between specialists in different areas of knowledge. The foundation aspires to foster ethical attitudes among healthcare organizations, companies and professionals and serves as the catalyst for new ideas, insights and perspectives on the ethics of life.

FUNDACIÓ VÍCTOR GRÍFOLS i LUCAS

Activities

The foundation organized more than 20 workshops, conferences and seminars on a number of topics in 2021, attracting more than 2,100 participants. Among the issues explored were COVID-19 vaccines, aging and end-of-life considerations, the ethics of care, and health and social care.

Science Patronage Award

The foundation also fosters the study and dissemination of bioethics by offering awards and scholarships. In 2021, it awarded six scholarships for bioethics research, three prizes for high school research projects, three awards for ethics and science projects in educational centers, and one prize for an audiovisual project on bioethics.

Víctor Grífols i Lucas Foundation was distinguished with the Science Patronage Award by the Government of Catalonia and Catalan Foundation for Research and Innovation for its 20-plus years of dedication.



The Catalan Government President, Pere Aragonés, Foundation Director, Núria Terribas, and Catalan Minister of Research and Universities, Gemma Geis, at the Scientific Patronage Award Ceremony.

More information on the Grifols Foundation: www.fundaciogrifols.org

203 2021 Consolidated Directors' Report Publications and articles The Foundation has three editorial collections to encourage debate and dialogue on bioethics: “Foundation Notebooks” to communicate upcoming conferences, debate seminars and workshops; “Reports” to highlight results and recommendations on current research; and “Ethical Enquiries” with expert reﬂections and conclusions on ethical debates. The foundation also collaborates with publishing houses for the dissemination of reference books and ethical manuals. Educational activities All the foundation's training activities are organized through the Grifols Foundation Chair of Bioethics at the University of Vic-Central University of Catalonia (UVIC-UCC). Ten training and informational events were carried out in 2021. In addition, at the same time as the Organic Law for the Regulation of Euthanasia in Spain (LORE) came into effect, Núria Terribas participated in more than 20 activities (webinars, conferences, etc.) on the implementation and deployment of the new law. Collaborations In addition to its core lines of action, the foundation collaborates with other institutions in designing training programs, organizing activities and serving as a bioethics advisor in several healthcare committees. In 2021, Grifols Foundation Director Núria Terribas was appointed to the Catalonia's Government Euthanasia Assurance and Evaluation Commission. She has also taken part in several training sessions for doctors and healthcare professionals on the application of Spain's euthanasia law. In collaboration with the Barcelona City Council, the foundation also collaborated in Bienal Ciudad y Ciencia (City and Science Biennial), held in June in Barcelona. QQQQ The foundation organized more than 20 workshops, conferences and seminars in 2021, attracting more than 2,100 participants In 2021, the foundation edited two publications within its “Foundation Notebooks” collection: “Public Health and COVID” and “Social and Health Care: Do We Unite or Divide?”. It also collaborated with other organizations to publish a series of booklets: “Pedagogy of Bioethics”, “Toolkit for Ethics Training in Bioinformatics”, “Ethics of Care, Inclusive Innovation and Quality of Care”, and “Development of Mobile Applications in the Field of Health and Personal Care”.

204 2021 Consolidated Directors' Report José Antonio Grífols Lucas Foundation: Support for donor communities In 2021, Grifols marked the 70th anniversary of the plasmapheresis technique, developed in 1951 by physician, pharmacist and Grifols medical director Josep Antoni Grifols i Lucas. In honor of his pioneering research, Grifols created the José Antonio Grífols Lucas Foundation in 2008, with the aim of enhancing the health and welfare of donors and their communities. These efforts raise awareness of the importance of plasma and the vital, life-saving role of plasma donors in the global healthcare system. Over the last 18 months, the foundation ampliﬁed its activities and its long-lasting impact in diverse communities. Its operations are currently centered in the United States although they could expand to other countries in the future. More information on the José Antonio Grífols Foundation at www.joseantoniogrifolsfoundation.org Feeding America. Chicago. Illinois Grifols plasma donation center network raised funds for Feeding America, the country's largest food bank network. Donors contributed USD 25,808 and the foundation matched it with USD 25,000. Second Harvest Food Bank - Madison, Wisconsin This organization works to end hunger in southwestern Wisconsin. The foundation's USD 20,000 donation translated into nearly 36,000 kilos of food provisions. Hunger Task Force. Milwaukee. Wisconsin USD 50,000 have been donated to the Hunger Task Force's Emergency Food Program, which provides food for over 50,000 people through 192 food banks, as well as homeless shelters, senior citizen centers and community organizations in Milwaukee and other cities in southeastern Wisconsin. Child Development Centers Florence Fuller. Boca Raton. Florida USD 25,000 supported the Fuller Center's high quality Early Childhood Education program which includes daily instruction building foundational skills for reading, writing and math - skills that are essential for learning across all subject areas. The foundation recently formed a new executive board comprised of patients, donors and Grifols representatives, who meet regularly. In 2021, the Board of Directors approved 15 grants totaling more than USD 415,000 to support civic, social and educational programs, designed to address the needs of communities. Employees at Grifols plasma donation centers have the opportunity to further these partnerships with the local organizations by volunteering in their programs. The foundation is also working on new programs including directly supporting Grifols plasma donors through establishing an emergency relief grant program and identifying opportunities to help support donors' continuing education. QQQQ Founded to enhance the health and well-being of plasma donors and their communities. Currently, its operations are centered in the United States

205 2021 Consolidated Directors' Report The Shade Tree. Las Vegas. Nevada The Shade Tree Organization provides safe shelter to homeless and abused women and children in crisis. A USD 50,000 donation was made to the housing program to offset moving costs (USD 1,000-1,600 per beneﬁciary). Three Square. Las Vegas. Nevada Three Square is the only food bank in southern Nevada and the area's largest hunger-relief organization. The foundation's USD 25,000 donation was allocated towards 75,000 meals for area residents. School Fuel. San Marcos. Texas School Fuel's mission is to provide a better learning environment by removing hunger pangs from students in San Marcos classrooms. The USD 23,200 donation made in 2021 helped feed roughly 100 students on weekends. Downtown Hampton Child Development Center. Hampton. Virginia The foundation donated USD 25,000 to purchase a van to transport the organization's students. Comprehensive Community Action Program (CCAP). Cranston. Rhode Island The Comprehensive Community Action Program (CCAP) aims to combat poverty and remove social and cultural barriers by promoting and facilitating access to healthcare. USD 25,000 was donated to purchase food provisions and gifts, beneﬁting around 80 families. El Pasoans Fighting Hunger Food Bank – El Paso. Texas A USD 50,000 donation was made to this organization, the only food bank in El Paso dedicated to covering the costs of distributing food to community residents who, for whatever reason, are unable to access the area's food pantries. The donation helped ﬁnance 350,000 meals and increased the number of pantries from 543 to more than 900. QQQQ The foundation Board of Directors approved 15 grants totaling more than USD 415,000 to support civic, social and educational programs

206 2021 Consolidated Directors' Report Children's Case Management Organization, Inc. (con el nombre de Families First of Palm Beach County, Florida Families First's mission is to provide a hand up to families so they can become self-sufﬁciency and provide safe homes for their children. The foundation supported the Bridges to Success Program, which focuses on families with disabilities in the Belle Glade and Pahokee areas of Palm Beach County. .. Christians Reaching Out to Society (CROS) Ministries, Florida CROS Ministries' Community Food Pantry Program consists of seven pantries located in Florida - Delray Beach, Lake Worth, West Palm Beach, Jupiter, Belle Glade, and Indiantown. The foundation donation has provided food to ensure community has increased access to nutritious food through the seven pantries. Fayetteville Urban Ministries, Fayetteville, North Carolina The foundation has supported the H.E.L.P.S Program (Heal, Empower, Love, Protect, Serve) which addresses 4 critical needs: Adult Literacy and Education Program, Emergency Assistance Program, Find-A-Friend Program, and Nehemiah Project. Clear Path for Veterans New England, Massachusetts This organization provides support through wellness- based Veteran's Community center to bolster those who have served. The foundation donation supported outreach and homelessness efforts in Midllesex, Essex, and Worcester Counties. Southeastern Massachusetts SER-Jobs for Progress, Inc, Massachusetts This organization provides basic education, job readiness training and support services, among others. They offer English language classes. The foundation grant made it possible for the organization to add an additional English language class for a full school year. QQQQ The foundation's initiatives have a positive impact on the donors' lives and their communities

GRIFOLS 207 2021 Consolidated Directors' Report

ALLIANCES AND ASSOCIATIONS

› Grifols is a member of the following trade organizations

- AECOC: Spanish Association of Manufacturers and Distributors
- AENE: Spanish Association of Manufacturers and Distributors of Enteral Nutrition Products
- AmCham: American Chamber of Commerce in Spain, China and Thailand
- ASEBIO: Spanish Association of Bio Companies
- BIOcom Life Sciences Organization of California: California association of bioscience companies and research institutes
- Biotechnology Innovation Organization (BIO): the world's premier biotech trade association whose membership includes industry firms, academic institutions and U.S. state-level centers and organizations
- CAEME: Argentine Association for Pharmaceutical and Biotech Products
- CBDL: Brazilian Chamber of In Vitro Diagnostics Companies
- EMIG: Ethical Medicines Industry Group
- EUCOPE: trade association representing small- to medium-sized pharmaceutical and med-tech firms in Europe
- EURORDIS: non-governmental patient-driven alliance representing 949 rare disease patient organizations in 73 countries
- Farmafluid: Spanish Association of Fluid Therapy and Parenteral Nutrition Pharmaceutical Laboratories
- Farmaindustria: Italian Association of Pharmaceutical Companies
- Global Business Alliance: an association of globally focused U.S. firms that promotes foreign investment in the country
- JACRI: Japanese Association of Clinical Reagents Industry
- LEEM: French industry association representing drug companies operating in France
- MedTech Europe: Trade association representing the medical technology industries, manufacturers of in vitro diagnostics and medical devices operating in Europe and diverse national associations
- National Health Council (U.S.): platform for diverse organizations to forge consensus and drive patient-centered health policy
- North Carolina BIO: trade association for North Carolina's life science industry whose membership includes companies and research institutions working in the pharmaceutical, medical device, diagnostic, clinical research and agricultural biotechnology sectors
- Pathology Technology Australia: Australian association of manufacturers and distributors of in vitro diagnostic reagents and systems.
- PPTA: Plasma Protein Therapeutics Association
- SIGRE: not-for-profit organization established to ensure proper environmental management of medicines and their packaging in the home
- SINDUSFARMA: Brazilian Association of Pharmaceutical Companies
- United States-Spain Council: An organization of U.S. and Spanish leaders who work to cultivate stronger ties between the two countries

› Main Alliances

The following table details Grifols' most representative financial contributions to the main associations with which it collaborates:

ACTIVITY	DESCRIPTION OF POSITIONING/COMMITMENT	CONTRIBUTIONS IN 2021
PLASMA INDUSTRY	Grifols supports various industry-related projects including joint efforts to promote a global code of conduct and awareness campaigns on plasma and its multiple uses, access to its clinical treatments, plasma as an essential raw material, and rare diseases, among other topics	€1,777,318
PHARMACEUTICAL INDUSTRY	Advocacy of policies and practices to support the discovery of life-saving medicines and vaccines and their access around the world. Efforts to strengthen regulatory systems to provide maximum safety, from the production plant to the patient, within an ethical framework grounded on solid codes of conduct[1]	€178,200
MEDICAL TECHNOLOGY INDUSTRY	Initiatives to underscore the important impact of medical technologies on society, facilitating their access to individuals, patients, healthcare professionals, operators and healthcare systems. Promotion of value-based innovation to encourage greater sustainability in global healthcare systems and address their evolving needs and expectations. Serve as a reference point of the highest ethical standards in the medical technology industry for activities related to ongoing training, medical education and interactions with healthcare professionals[2]	€157,984
BIOTECH INDUSTRY	Participation in various national non-profit associations of biotechnology companies, created to raise awareness of their social impact and promote public policies that support the industry's growth, serving as the sector's voice at local and international levels to drive continuous innovation in benefit of human health, agriculture and industry, and the environment[3]	€215,074

(1) IFPMA - Homepage: (https://www.ifpma.org/
(2) Medtech Europe – Homepage (https://www.medtecheurope.org/)
(3) ICBA – Homepage (https://internationalbiotech.org/about/)

Grifols collaborates with various public- and private-sector entities, inspired by the power of collective action to drive positive impact

10 THE ENVIRONMENT AND CLIMATE CHANGE For Grifols, sustainable growth is only possible with a solid commitment towards protecting the planet. For this reason, the company applies a circular economy model in all its operations in order to minimize its environmental footprint. Grifols' efforts combined with its team's awareness and commitment, contribute to the common goal of mitigating the effects of climate change through the responsible management of raw materials, waste and energy resources.

Grifols 2030 Agenda 6 commitments Ongoing efforts to achieve zero net carbon emissions by 2050 Environmental resources 28 million euros +20.5% vs 2020 Facilities with international environmental management standards >75% of manufacturing facilities Joining efforts against climate change Carbon Disclosure Project A- In 30 seconds

210 2021 Consolidated Directors' Report PILLAR ACTION Sustainability Policy • Establishes the organization's principles and commitments regarding its environmental, social and governance responsibility; and offers a framework to ensure their integration into the business model. Environmental Policy • Deﬁnes company-wide guidelines, principles and commitments aimed at monitoring and minimizing Grifols' environmental impact. Energy Policy • Outlines company-wide guidelines and principles to optimize energy resources and promote the use of renewable resources. GRIFOLS ENVIRONMENTAL MANAGEMENT Grifols does everything possible to reduce the environmental impact of its operations. The company has numerous policies and guidelines to optimize its resource efﬁciency and reinforce its commitment to sustainable development. Its environmental management is approved by senior management and shared throughout the organization: Grifols' Environmental Policy contains the following principles • Raise awareness among employees and increase training opportunities to accelerate the adoption of good environmental practices • Minimize the environmental impact of new products and processes at different stages of their life cycle • Identify and comply with applicable regulatory requirements • Establish environmental objectives and targets to promote continual improvement • Implement pollution-prevention techniques to mitigate the environmental risks of its operations, including the effects of climate change • Organize a system to communicate and engage with stakeholders interested in the company's environmental management • Set up environmental protection and conservation programs for natural spaces on Grifols' properties and areas of inﬂuence QQQQ Grifols promotes responsible environmental management based on the concept of circular economy PILLAR ACTION Corporate Environmental Manual • Reference manual on Grifols' environmental performance applicable to most manufacturing facilities and other centers already ISO 14001 certiﬁed or in the process of obtaining certiﬁcation. It is the framework for the environmental performance of the entire organization. Environmental Committees • Involvement of senior management from each ISO 14001 certiﬁed facility or those in the process of obtaining certiﬁcation • Control and follow-up of the group's overall environmental management systems • Proposal, follow-up and supervision of environmental objectives • Review of follow-up indicators, application of corrective measures and compliance with current legislation • Identiﬁcation of opportunities for improvement • Resource allocation Main policies

2021 Consolidated Directors' Report 211 2021 Consolidated Directors' Report The concept of a circular economy is the foundation of Grifols' environmental management. To this end, it prioritizes the efﬁcient use of material resources, water and energy, and makes efforts to reduce waste, taking into consideration the distinct life cycles of its products and services while promoting the transition toward a low-carbon economy enabling the company to reduce its impact on climate change. Circular economy • Good environmental practices in the procurement process • Certiﬁcation of raw-material suppliers • Certiﬁcation of transport companies • Optimization of routes and means of transportation • Proximity of suppliers • Environmental criteria in engineering projects • Eco-design of equipment (diagnostic & engineering) • Environmental criteria in R&D • Container and packaging design • Residual waste recovery • Energy recovery from waste • Anaerobic digestion • Zero Waste to Landﬁll initiative • In-house treatment of wastewater • Minimization of atmospheric emissions • Water recovery systems • Optimized water consumption • Energy efﬁciency • Renewable energy consumption • Cogeneration plant • LEED/Green Globes building certiﬁcation • Recycling of recoverable waste • Internal reuse of ethanol • Recovery of intermediate products • New biological products marketed by the Bio Supplies Division • Optimization of packaging • Recycled/recyclable packaging materials • Certiﬁcation of transport companies • Optimization of routes and means of transportation • SIGRE – Integrated Management System for drugs out of speciﬁcation • Collection and management of electric and electronic equipment placed in the market • Reuse of ethanol in production processes • Intermediate products: PEG + sorbitol • Grifols Engineering machine manuals • Equipment manuals (diagnostic) Scope interno Design Collection Recycling Residual Waste Raw Materials Distribution Production, Remanufacturing Consumption, Use, Reuse, Repair Circular Economy

212 2021 Consolidated Directors' Report Eco-efﬁciency • Systematic integration of environmental criteria in the design of projects, products and services in order to incorporate appropriate prevention and eco-efﬁciency measures that minimize the ﬁrm's environmental impact • The R&D and Engineering Departments; and Grifols Engineering assess and apply the most eco-efﬁcient alternatives from a life cycle perspective • Use of Grifols' “Guidelines for the Design of Containers and Packaging with Environmental Criteria” Prevention • Routine review of preventive measures aimed at mitigating the impact of environmental risks identiﬁed by the company • Periodic drills in production plants to evaluate their reaction capacity in the event of environmental emergencies or incidents • Speciﬁc employee training Speciﬁc self-protection plans for each facility • Action plans in the event of environmental incidents and assignment of teams to oversee their implementation Legal compliance • Legislative monitoring systems to identify the requirements applicable for each facility and establish a framework for periodic compliance audits Environmental objectives • The 2020-2022 Environmental Plan outlines the company's objectives for this period, each with speciﬁc and measurable goals for Grifols' facilities. • Establishment of six environmental commitments for 2030 as part of the company's priority lines of action • Commitment to be carbon-neutral by 2050 Environmental communication and awareness • Promotion of communication channels to enhance engagement between the company and its main interest groups regarding environmental issues • Internal and external communication procedures to ensure an adequate response for each type of communication • Initiatives to raise awareness of environmental preservation and the importance of protecting natural resources and ecosystems, developed within the framework of World Environment Day • Implementation of training and educational activities to inform and update Grifols employees on environmental management issues Commitment to environmentally focused suppliers • Collaboration with environmentally responsible suppliers and partners to amplify the beneﬁts of Grifols' sustainable approach and indirectly reduce any negative environmental impact Optimizing resources and mitigating environmental risks Grifols' environmental management includes several key areas, which collectively aim to optimize resource efﬁciencies and minimize possible environmental risks of its operations.

213 2021 Consolidated Directors' Report Environmental certiﬁcations Provisions and guarantees for environmental risks Grifols' environmental management system is ISO 14001 certiﬁed, guaranteeing compliance with all applicable environmental legislation; knowledge of the environmental impacts of its products and processes; the implementation of necessary preventative and corrective measures; and the establishment of objectives to enhance its environmental performance. Grifols continues to advance its efforts to earn ISO 14001 certiﬁcation in all its installations. In Spain, all production facilities have been ISO 14001 certiﬁed since 2004 and 2005, while in the United States, the Bioscience division plants in Clayton (North Carolina) obtained ISO 14001 certiﬁcation in 2016, the R&D ofﬁces in Raleigh earned it in 2019 and the Diagnostic Division's Emeryville (California) complex was ISO certiﬁed in 2018. The company is working to secure certiﬁcation for the Bioscience Division's Los Angeles plant in line with its strategy to prioritize larger-volume facilities with a greater environmental impact and progressively then attend to those of smaller size or environmental impact. At the end of 2021, 75% of Grifols' total production was manufactured in ISO 14001 certiﬁed plants and 75% of production employees work in these certiﬁed plants. All plants are thoroughly audited by TÜV Rheinland, an independent inspection entity, at least every three years. The company also continues its efforts to incorporate the highest standards of sustainability in all its operations. Since 2018, Grifols Clayton ofﬁces have been given the Leadership in Energy and Environmental (LEED) Award for their sustainable design. Additional efforts in the Clayton plant include the eco- efﬁciency measures for Grifols products, processes and facilities. In 2021, the new Clayton puriﬁcation and sterile ﬁlling plant (PFF) earned the “Three Green Globes Certiﬁcation” from the Green Building Initiative® (GBI), which assesses and certiﬁes the design and operations of sustainable buildings. This is the highest sustainable-building distinction received so far by the Clayton facilities. Moreover, the PFF is the fourth Clayton building to receive a sustainability certiﬁcation and the second Green Globes certiﬁed building, following the New Fractionation Facility's (NFB) in 2020. The PFF and NFB buildings are the only buildings in Johnston County (North Carolina) to receive this certiﬁcation. In 2021, Grifols also maintained its “A-“ rating on the Carbon Disclosure Project (CDP) Climate Change, the leading global disclosure system that annually evaluates organizations' environmental strategies and climate-change performance. Grifols' liability insurance covers accidental contamination to the environment, understood as the disturbance of the natural state of air, groundwater, soil, ﬂora or fauna and other situations legally deemed as environmentally harmful, due to emissions from Grifols' facilities as a result of accidental, sudden and unexpected events. This responsibility extends to all Grifols manufacturing facilities and sales ofﬁces in all its regions of operation. In 2021, the company received no economic sanctions related to adverse environmental impacts. QQQQ More than 75% of Grifols' total production was manufactured in ISO 14001 certiﬁed facilities and 75% of production employees work in certiﬁed plants

214 2021 Consolidated Directors' Report RESOURCES ALLOCATED TO MITIGATE ENVIRONMENTAL IMPACTS As part of its solid commitment to boosting its environmental performance, Grifols channeled signiﬁcant resources towards environmental issues. These efforts have allowed the company to advance on its 2020-2022 Environmental Program despite the challenging global landscape of 2020 and 2021. In 2021, the company allocated EUR 28 million to minimize its environmental impact, a 20.5% increase from the previous year. Total investments in environmental assets reached EUR 7.4 million in 2021, which compared to the EUR 2.8 million invested in 2020, represents a rise of more than 167%. 94% of these investments were allocated to bolster a reduction in water consumption, improvements in the sewage treatment, eco- efﬁciency projects for energy use, and and the replacement of refrigerant gases to lower impact alternatives. Expenses totaled EUR 20.6 million, in line with the EUR 20.5 million recorded in 2020. Waste management in Grifols diverse facilities accounted for 64% of these environmental expenses. 49% Resources allocated to waste management 35% Resources allocated to the water cycle 16% Resources allocated to reducing atmospheric emissions, energy resources and others 28 million euros +20.5% vs 2020 Resource allocation Including costs and investments

215 2021 Consolidated Directors' Report Human capital for the prevention of environmental impacts Grifols' work centers boast management systems aimed at minimizing and mitigating environmental risks. Given this environmentally driven risk-management system, all employees involved in environmental risk mitigation receive training in line with the company's continuous development plan. The environmental risk-prevention system is managed through a global organization: O GRIFOLS' SUBSIDIARIES OPRESENCE THROUGH DISTRIBUTORS MANUFACTURING FACILITIES CORPORATE DEPARTMENT 1 SUBSIDIARY COORDINATORS 20 ENVIRONMENTAL COMMITTEES 11 ENVIRONMENTAL TEAMS 4 U.S. BRAZIL CHILE ARGENTINA MEXICO CANADA COLOMBIA DUBAI INDIA SINGAPORE THAILAND TAIWAN INDONESIA HONG KONG CHINA JAPAN SPAIN POLAND CZECH REPUBLIC GERMANY SWITZERLAND FRANCE UNITED KINGDOM IRELAND PORTUGAL ITALY SLOVAKIA AUSTRALIA

216 2021 Consolidated Directors' Report THE PATH TO ZERO NET EMISSIONS IN 2050: SIX COMMITMENTS FOR 2030 In relation to 2018, GHG emissions increased by 10.2% with respect to production. This upturn is due primarily to higher natural gas consumption in the new Bioscience Division facilities in the United States, Ireland and Canada, which are not yet fully operational or are in the validation or construction/renovation phase. Two one-off refrigerant gas leaks also contributed to this increase. Both factors played a role in reducing the absolute and relative value of emissions. Higher levels of renewable energy consumption, both now and in the future, as well as the expected growth in production, will contribute immensely to achieving the 2030 target. In 2021, Grifols' energy consumption relative to sales increased by 6.8% compared to 2018. Production in 2021 was lower than in 2020 due to decreased plasma availability because of the pandemic, although manufacturing facilities require baseline energy resources regardless of production output. In parallel, the company opened new facilities in the U.S. (a new operating fractionation plant and a puriﬁcation plant in process of validation, both in North Carolina), Ireland (albumin puriﬁcation and dosing plant in the validation phase) and Canada (fractionation and puriﬁcation plants under renovation after their acquisition). The new North Carolina facilities earned the Green Globes certiﬁcation, with the sustainability criteria integrated into their construction and operations. Their energy efﬁciency ratio is expected to improve signiﬁcantly once they reach projected levels of production. The Bioscience Division purchased 26 million kWh of renewable electricity for its production plants in Spain and 10.9 million kWh for its facility in Ireland. In the Barcelona and Murcia plants, 384,303 kWh of photovoltaic energy were generated for self-consumption. Negotiations are underway to purchase renewable energy in the United States. In 2021, the percentage of renewable electricity stood at 8.3%. 2030 commitment remains in place Broader commitment to consume up to 100% of electricity from renewable sources by 2030 EMISSION REDUCTION ENERGY EFFICIENCY RENEWABLE ENERGIES Reduce greenhouse emissions (GHG) by 55% per unit of production Increase energy efﬁciency by 15% per unit of production through the systematic application of ecoefﬁciency measures in new projects and existing facilities. Consume 100% of electrical energy from renewable energy sources 2030 commitment to reduce Scope 1 and 2 GHG emissions is extended to 55%.

GRIFOLS 217

2021 Consolidated Directors' Report

DECARBONIZATION

Reducing the number of trips, offsetting emissions and promoting teleworking, among others.

2030 commitment remains in place

CO_2e emissions from employee commutes have decreased in recent years, a downward trend which intensified due to pandemic mobility restrictions and corporate measures to encourage teleworking and videoconferencing. Since 2018, emissions caused by overall business-related transportation have fallen by more than 9,000 tCO_2e, a 76% decline.

Air travel continued to be limited in 2021, which decreased by 64% compared to 2019 pre-pandemic levels and by 62% compared to 2018. Emissions related to employee commutes fell by 12,500 tCO_2e, down 31% compared to 2018 thanks to the roll-out of teleworking measures and greater use of videoconferencing, which grew by 46%.

CIRCULAR ECONOMY

Integrated management to optimize the consumption of water, raw materials and intermediate products

2030 commitment remains in place

In Spain, the United States and Germany, the Bio Supplies Division sells materials produced by the Bioscience Division facilities that were not previously used and were discarded via authorized waste managers. These materials are currently used in the production of diagnostic and analytical reagents for research purposes. In 2021, more than 125,000 liters were sold, resulting in a savings of 2.6 tCO_2e in atmospheric emissions, the use of 125 tons of raw materials per year and the reduction of waste by the same amount.

The Barcelona plants have significantly increased the volume of general waste sent to recycling rather than landfills.

The Dublin (Ireland) and Los Angeles (U.S.) facilities enhanced the pasteurization process for vials and albumin bags, allowing water to be reused for several cycles to help reduce Grifols' water footprint.

PROTECTING BIODIVERSITY

Protect biodiversity on Grifols properties through the Grifols Wildlife Program

2030 commitment remains in place

Continuation of the Grifols Wildlife programs, which encompass several initiatives in the natural protected area of Clayton, North Carolina (U.S.), and the 2020-2022 collaboration agreement in the Besòs River basin in Barcelona (Spain).

GRIFOLS 218 2021 Consolidated Directors' Report

COMPLIANCE WITH 2020-2022 ENVIRONMENTAL PLAN

The 2020-2022 Environmental Plan outlines the objectives for this two-year period, with concrete targets assigned to Grifols' global facilities. The following table summarizes these goals and their corresponding degrees of fulfillment to date.

› Atmospheric emissions

Carbon footprint	Objective	Target	Progress in 2021
SCOPE 2	Reduction of CO_2e emissions by 23,400 tons per year by using 68 million kWh of renewable electric energy	• Construction of 2 photovoltaic plants of 100 and 150 kW in Murcia (Spain) for the Hospital Division • Purchase of 18 million kWh of renewable electrical energy per year through a PPA agreement (Power Purchasing Agreement) for the Bioscience Division's facilities in Barcelona (Spain) • Purchase of 50 million kWh of renewable electrical energy per year between Grifols' different plants. Savings of 17,000 tons of CO_2e • Construction of a 220 kW photovoltaic plant within the Spanish Bioscience Division facilities.	55%
SCOPES 1 AND 2	Reduction of CO_2e emissions by 6,700 tons per year by implementing eco-efficiency measures in existing plants	• Study improvements in the cooling system at the Barcelona (Spain) Bioscience Division's plant • Increase the electrical energy generated and useful heat produced by the cogeneration plant at the Barcelona (Spain) Bioscience Division facility • Installation of a new variable speed compressor at the Bioscience Division facility in Clayton (U.S.) • Improvements in the compressed-air network at the Hospital Division plant in Murcia (Spain) • Implementation of a building management system (BMS) in the Madrid (Spain) work center • Replace refrigerant gases with lower Global Warming Potential (GWP) ones in cooling systems in the Haema (Germany) and Biomat (Spain) facilities • Apply eco-efficiency measures in lighting and air conditioning systems in Grifols' Italian offices and warehouse • Substitute current lighting with LEDs at the Bioscience Division's quality control building in the Los Angeles (U.S.) facility	63%
	Reduction of CO_2e emissions by 1,860 tons per year by implementing eco-efficiency measures in new plants	• Implement measures to obtain LEED Certification (silver or gold) in the new building in Sant Cugat del Vallès (Barcelona, Spain) - Savings of 188,000 kWh per year compared to a standard building • Earn Green Globes certification for the new Bioscience Division's manufacturing buildings in Clayton (U.S.) - Savings of 1,800 tons of CO_2e • Installation of a new refrigeration plant with ammonia as a natural refrigerant gas at Grifols' international warehouse, Barcelona (Spain) · Zero Global Warming Potential (GWP)	98%
SCOPE 3	Decarbonization in business trips and employee commutes	• Increase teleworking in all of Grifols facilities where feasible. • Increase the use of videoconferences to reduce business air travel • Carbon offsetting in business travel with airlines and car rental companies	67%

219 2021 Consolidated Directors' Report Carbon footprint Objective Target Progress in 2021 SCOPE 2 Study options to boost energy efﬁciency • Perform energy audits in the Haema facilities (Germany) and an energy study in Biomat's refrigeration chambers in Barcelona (Spain) • Adapt work training to include good energy efﬁciency practices in the Raleigh facilities, North Carolina (U.S.) 50% Objective Target Progress in 2021 Reduction of water consumption by 87,700 m3 per year in existing facilities • Replace a reverse osmosis unit to treat process water with a high-efﬁciency unit at the Bioscience Division, Clayton (U.S.) • Implement more efﬁcient automated cleaning processes in speciﬁc manufacturing areas of the Bioscience and Hospital Divisions in Spain • Implement projects to recover water from water albumin pasteurization machines in the Bioscience Division facilities in Ireland and the United States, including the facilities in California that are in a water-stressed region 50% 400 m3 water savings per year in the new facilities • Implement measures to reduce and reuse water consumption in the new building in Sant Cugat del Vallès (Barcelona, Spain) as part of the LEED Certiﬁcation project 90% Explore water-conservation systems in the manufacturing process and outdoor facilities • Explore water-conservation options for irrigation in the Bioscience Division's Los Angeles facilities and implementation of good water conservation practices in the Clayton (U.S.) manufacturing facilities • Action to be carried out in one of the California (U.S.) sites which is in a water-stressed region 15% Reduce wastewater parameters • Expand the Bioscience Division's wastewater treatment plants in Barcelona (Spain) and Clayton (U.S.) to reduce discharge levels of organic matter • Reduce suspended solids and nitrogen discharged into wastewater in the Clayton facility (U.S.) 53% Measures to boost energy efficiency Water

GRIFOLS 220 2021 Consolidated Directors' Report

› Waste

Objective	Target	Progress in 2021
Maintain "Zero Waste to Landfill" certification	• Maintain certification at the Bioscience plant in Clayton (U.S.)	100%
Reduce quantity of generated waste to 4,700 tons per year	• Expand capacity for storage and treatment of polyethylene glycol at the Bioscience Division facilities in Barcelona (Spain)	0%
Increase waste recycling by 500 tons per year	• Install a new plastic bottle shredder and cleaning system in the Bioscience Division's Clayton (U.S.) facilities to recycle all emptied plasma bottles	100%
Study more sustainable management solutions for 628 tons of waste in the Bioscience and Diagnostic Divisions	• Carry out a study to reduce 618 tons of hazardous waste in the Bioscience Division's Barcelona (Spain) plant • Reduce the quantity of landfilled or incinerated waste by 9.5 tons per year in the Los Angeles and Emeryville (California, U.S.) plants	76%
New hazardous waste storage in Clayton (U.S.)	• Build a new storage facility with a capacity for 70 drums of hazardous waste at the Clayton (U.S.) Bioscience Division facilities	10%

› Raw material consumption

Objective	Target	Progress in 2021
Increase alcohol recycling by 76 tons per year	• Improvements in the ethanol distillation tower at the Los Angeles (U.S.) manufacturing plant to increase ethanol recycling by 8%	65%
Decrease caustic soda consumption by 28 tons per year	• Implement higher-efficiency automated cleaning reactors and production lines at the Bioscience and Hospital Division facilities in Barcelona (Spain)	33%
Reduce consumption of cardboard and plastic by 1.1 tons per year	• Modify packaging of diagnostic products manufactured in the Diagnostic Division's Barcelona (Spain) facilities to reduce the amount of packaging materials	50%

› Other

Objective	Target	Progress in 2021
Develop biodiversity protection programs in natural areas owned by Grifols and other areas of influence	• Maintain protection, inventory and training programs and Wildlife Habitat Area certification in the natural areas of Clayton (U.S.) • Establish collaboration agreements to protect the biodiversity of Grifols' areas of influence near its Barcelona (Spain) plant	100%
Promote the use of clean energy and good commuting practices	• Install new charger for electric vehicles at the Hospital Division facilities in Murcia (Spain)	0%
Promote sustainable construction of new buildings: LEED or Green Globes certifications	• Earn Silver or Gold LEED for the new office building in Sant Cugat del Vallès (Barcelona, Spain) • Earn Green Globes certification for new manufacturing buildings of the Bioscience Division in Clayton (U.S.)	97%

221 2021 Consolidated Directors' Report CLIMATE CHANGE: MITIGATION AND ADAPTATION Grifols recognizes the value of informing its stakeholders on the company's climate-change impact and the measures established to manage related risks and opportunities. In 2021, Grifols has carried out an exercise to update the climate risks and opportunities identiﬁed in 2019 following recommendations from the Task Force on Climate-related Financial Disclosures (TCFD), based on four key elements: Governance, Strategy, Risk Management, and Metrics and Objectives. Governance The Board of Directors has approved the Sustainability Policy and the Risk Control and Management Policy, which include the management of environmental risks related to regulatory changes and the establishment of commitments to minimize climate risks. In addition, Grifols has an Environmental Policy and an Energy Policy that include the principles that guide the environmental management system and emphasize the importance of the sustainable consumption of resources and the reduction of Greenhouse Gas (GHG) emissions that contribute to climate change. In recent years, Grifols has also continued to reinforce its corporate governance bodies with the creation of a sustainability committee that establishes the values and commitments according to the company's environmental and social responsibility and supervises the integration of environmental, social and corporate governance (ESG) ﬁnancial and non- Managing climate risks and opportunities ﬁnancial information. Moreover, in 2021 an Executive Sustainability Commission was set up, whose functions are focused on identifying, establishing, implementing, and ensuring compliance with the objectives established in the Sustainability Master Plan, among others. The Executive Committee periodically supervises Grifols' performance of the current environmental program, including those indicators and lines of action related to climate change. The Chief Industrial Ofﬁcer (CIO), besides being an Executive Committee member, is also a member of the Environmental Committee, responsible for periodically reporting to the CEOs on the environmental performance status and climate change matters. The main functions of the CIO include: approving the environmental program and the economic and human resources allocated to meet the objectives; approving investments related to energy efﬁciency projects; and controlling energy costs and air emissions. Finally, the Risk Committee, which reports to the Board of Directors, is responsible for developing the risk management model and supervising the most relevant ones, including those that are climate- related. BOARD OF DIRECTORS SUSTAINABILITY COMMITTEE SUSTAINABILITY COMMITTEE RISK COMMITTEE BUSINESS UNITS ENVIRONMENTAL COMMITTEES RISK COMMITTEES EXECUTIVE TEAM

222 2021 Consolidated Directors' Report Identiﬁcation and management of risks and opportunities of climate change In 2021, Grifols updated its climate risk map and analyzed the resilience of its strategy based on a climate scenario with a potential maximum rise of 2ºC, following the recommendations of the TCFD. The process followed includes: Climate scenario selection Selection and simulation of relevant climate scenarios that reﬂect Grifols' needs, resources and capabilities. To select the different scenarios, Grifols assessed those proposed by the Intergovernmental Panel on Climate Change (IPCC) in its latest report, August 2021, as well as the radiative forcing projections (SSP-RCP) according to the latest climate models from the World Climate Research Program's Coupled Model Intercomparison Project (CMIP6). In this context, Grifols has performed the simulation of the SSP2-RCP4.5 climate scenario, which is aligned with the Paris Agreement's upper limit for achieving the objectives; and includes the most recent actions, policies, and commitments in climate matters including those updated in COP26. Climate-related risks The study of exposure to risks arising from climate change was carried out for the most relevant Grifols industrial facilities, as well as for its plasma centers. The time horizon of the risk materialization, the probability of occurrence, and the inherent and residual potential impact have been evaluated for each of the 28 climate risks detected. The result of this analysis has allowed Grifols to assess the ﬁnancial impact of the most signiﬁcant risks. Risk 2: New legal requirements related to the reduction of GHG emissions Potential impact Grifols has committed to achieving carbon neutrality by 2050. Until then, new requirements could be established to reduce GHG emissions that would require greater investments to reduce direct emissions (scope 1 and 2) through the installation of renewable energy or changes in electricity supply for renewable electricity sources, among other measures. If Grifols was unable to make such investments, the company would expect greater investment in carbon credits to offset its carbon footprint. The potential ﬁnancial impact projected for 2040 caused by the reduction of the carbon footprint according to the current objectives, assuming a carbon price of between 20 and 75 euros per ton emitted, would mean an annual expense of between 1.7 and 6.3 million euros by 2040. Risk management The 2020-2022 Environmental Program includes emissions reduction using 68 million kWh of renewable electricity through PPAs (Power Purchasing Agreement), the construction of two new photovoltaic plants (Barcelona and Murcia), and the construction of new cold plants that use refrigerant gases with zero global warming potential. In 2021, more than 60% of the actions of this program related to climate change have already been carried out. Grifols will update this program in 2023 to include more ambitious reduction targets, some of which will be science-based, in accordance with the Science-based Target Initiative methodology. Exposure to this risk is expected to decrease as Grifols meets the established objectives. Risk 1: Reduced availability of water resources Potential impact Grifols has facilities in areas where, under the simulated scenario, there could be a reduction in the availability of water resources. This may cause supply problems with impacts that include an increase in the price of water and production restrictions in industrial facilities which can translate into an increase in spending associated with obtaining own water resources (well water), cleaning and correct maintenance or use of infrastructures, and industrial processes dependent on water. The possible ﬁnancial impact has taken into account the possibility of stopping production and the increase in the price of m3 of water in areas with a negative price elasticity of demand. With all this, it is estimated that the ﬁnancial impact would produce an increase in spending of between 2.8 and 8.6 million euros. Risk management The results of the exposure analysis indicate that the plants in Barcelona (Spain) and Los Angeles (U.S.) would have the most risk exposure. Grifols' risk management strategy is different for each one. In Los Angeles, Grifols would have the capacity to transfer the production to other plants in the group, while in Barcelona, the company has several main water supply connections and also has well water extraction. However, just like in the Los Angeles plant, a possible temporary stoppage in production could be made up for by moving the production to other plants.

223 2021 Consolidated Directors' Report Risks Risk 3: Changes in the availability of plasma resources Potential impact According to the sixth IPCC report, anthropogenic climate change would contribute to extreme precipitation, which could become more frequent in most regions due to global warming. For Grifols, the states of Texas and North Carolina, U.S. are the most vulnerable regions to this type of event, although, the facilities located in these states are solid and prepared to respond to these climatic events. However, in case of potential impact caused by restrictions in the laboratories or on the factories-with a temporary stoppage of production- access could be made up for by transferring the plasma to other facilities. The difﬁculties that donors may experience in accessing these other facilities, could however alter the processes of obtaining plasma in plasma donation centers. The ﬁnancial impact derived from a lower plasma collection, in the donation centers most exposed to extreme weather events, is estimated to reach between 2.2 and 6.0 million euros of lower product sales. Risk management The results of the exposure analysis indicate that plasma centers are the facilities that may be most exposed to this risk. However, the fact that they are widely scattered in several regions allows any potential impact to be diluted. The analysis has been carried out considering the centers most exposed to an increase in the severity of climatic events such as hurricanes and tropical storms. In the worst case scenario of centers closing, production would not be substantially affected, so the impact would be limited to the temporary reduction of plasma collection in the directly affected centers, causing less availability of plasma medicines. Risk 4: Transition to low-emission technologies Potential impact In the geographical areas in which Grifols operates, compliance with the decarbonization goals for 2030 is based on the principles of technological neutrality and cost-efﬁciency, requiring high investments in innovation and infrastructure. In this context, it is important to recall the increased investments associated with the installation of air conditioning technologies, boilers, and renewable energy generation aimed at reducing Grifols' emissions and increasing energy efﬁciency. The technologies used in the production plants that contribute the most to the carbon footprint are the fossil-fuel boilers, and their potential impact is their replacement with low-emission alternatives. Grifols has estimated that replacing the current boilers with others that run on renewable hydrogen or other alternative fuels would require an investment of around 26 million euros by 2040. Risk management With the aim of replacing the most polluting technologies, Grifols periodically analyzes the technological options available on the market, especially focusing on technologies that can contribute to its climate resilience .Grifols is aware that renewable hydrogen could be a valuable energy vector for ﬁnal uses, being an alternative to obtain good yields at a reasonable cost. The use of hydrogen from renewable sources is still incipient, although Grifols is monitoring its development to study its viability in a near future. Unfortunately, as of today, there is still no consensus on a single technology that can generate the heat needed on an industrial scale without using fossil fuels. In the simulated scenario, Grifols recognizes that in order to fully manage this risk, it must progressively replace the boilers and this will depend on the advances and availability of said technologies in the market. Heat generation processes by electrical technologies such as thermocompression are also being considered., , The speciﬁc list of risks is broken down at the end of this chapter.

224 2021 Consolidated Directors' Report Identiﬁcation of climate-related opportunities Opportunity 1: Adoption of energy efﬁciency measures Potential impact Due to the rising cost of energy, companies must strive to be more efﬁcient. Moreover, energy efﬁciency has become one of the fundamental pillars for decarbonization strategies in the countries in which Grifols operates. In this context, Grifols identiﬁes the reduction of energy consumption spending as an opportunity, while reducing its emissions. Considering the projections of the demands of the production facilities for electricity and natural gas, the group's main source of energy consumption, the estimated savings would be around 11 million euros per year by 2030. Opportunity management One of Grifols' environmental commitments for 2030 establishes a 15% increase in energy efﬁciency per unit of production. In addition to the systematic application of eco-efﬁciency measures in new projects and facilities, the digitization of production processes is expected to disrupt the way energy is managed in plants. The breakdown of energy consumption in 2021 and the environmental objectives detail is available in the corresponding sections of this chapter Opportunity 2: Increased investor conﬁdence Potential impact Climate change is a sensitive issue for companies in which stakeholders demand responsible action. Investors are increasingly aware of the role that companies play in economy decarbonization and in the investment opportunities that exist due to climate change. Therefore, investment decision-making is based on the information available from the companies. There is evidence that companies can protect and enhance their reputation, stay ahead of regulation, increase their competitiveness, and gain access to lower capital costs, among other advantages, simply by publishing their environmental data consistently. There is also evidence that companies that have higher scores on climate metrics have a better ﬁnancial performance. Grifols, as a listed company, is subject to the expectations of its own investors and shareholders. High sustainability performance can have a positive impact on Grifols' reputation, increase investor conﬁdence and provide additional ﬁnancial returns. This effect is reﬂected in index performances, such as the Dow Jones Sustainability Index (DJSI) World, which Grifols has been a part of since 2021 with 18% proﬁts. Opportunity management Sustainability is a long-term commitment which Grifols has remained faithful to since its origins. Thanks to the efforts made in recent years, Grifols has been recognized globally as one of the leading companies in the sector, whose ESG performance is rated by the main rating agencies and is part of the main benchmark indices, such as DJSI, FTSE4Good or Euronext Vigeo. Grifols continues working on maintaining its benchmark position and increasing the conﬁdence of its investors. FTSE4Good or Euronext Vigeo. Grifols continues working on maintaining its benchmark position and increasing the conﬁdence of its investors.

225 2021 Consolidated Directors' Report Opportunity 3: Reduced operating costs Potential impact Within the framework of the 2020-2022 environmental program, Grifols develops initiatives to reduce GHG emissions and improve energy efﬁciency. These include actions to reduce emissions impact derived from transporting employees to their jobs and the progressive application of LEED criteria in ofﬁce buildings to consume less energy and generate fewer emissions. Grifols has identiﬁed opportunities offered by new ways of working to reduce the carbon footprint originating from a reduction in ofﬁce operating costs related to lighting, air conditioning, the use of computer equipment, and the emissions related to its use. Potential savings would be around 7 million euros per year, including 1.2 million euros in energy savings derived from the reorganization of areas and optimization of spaces. Opportunity management Grifols has deﬁned a strategy to facilitate teleworking, on a voluntary basis, in positions where it is applicable. The “Flexibility for U” program will come into force in 2022, which offers the possibility of teleworking 40% of the time, among other initiatives. This opportunity also provides a strategic advantage, since teleworking facilitates the maintenance and continuity of the business in the face of greater frequency and severity of climatic events. It is estimated that around 2,300 Grifols people were able to telecommute every day. Opportunity 4: Changes in client preferences Potential impact Stakeholders are increasingly concerned about how companies can contribute to solving society's challenges, with a special focus on climate change. Grifols is aware that it must play an essential role in society's climate resilience, in addition to being aware of and analyzing its own exposure to climate risks. The gradual incorporation of climate criteria in the evaluation of companies is an opportunity to lead in the sector. Responsiveness to the demand for non-ﬁnancial information as it is expected to increase, may be a critical factor in decision-making for investors, public entities, and corporate clients. Opportunity management Grifols consistently and regularly provides information on its sustainability performance. In relation to climate change, the company follows the TCFD recommendations and participates in the Carbon Disclosure Project (CDP) initiative. In 2021 it also provided information on its activities in accordance with the EU Taxonomy Regulation. In 2021, Grifols has announced its new commitment to achieve net-zero carbon emissions by 2050 and has extended its 2030 commitments*. It has also started the process to set objectives based on the Science-based Target Initiative methodology, which is aimed to culminate in 2022. Details of the 2030 Goals are broken down in the corresponding section of this chapter.

226 2021 Consolidated Directors' Report Strategy Grifols' corporate strategy includes business optimization and innovation as two fundamental pillars. Both are supported by objectives related to climate change that are included in the environmental program and are promoted through the Sustainability Policy, the Risk Control and Management Policy, the Environmental Policy and the Energy Policy. In this way, climate risks and opportunities are integrated into the company's strategy and decision-making process. Climate risks and opportunities affect Grifols' business, ﬁnancial strategy and planning, especially in the following areas: industrial, operations, products, and services. Therefore, climate change is used as an input in the planning of operating costs and capital allocations, mainly related to implementing eco-efﬁciency measures and emission reductions. In addition, Grifols has established procedures to ensure compliance (EV-SOP-000004 Compliance obligations) of existing and future regulatory requirements. These processes are audited every 6 months and the pertinent measures are taken within the Environmental Committees. Metrics and targets Grifols evaluates and monitors objective achievement included in its environmental programs which, in turn, contribute to reducing the relevant physical risks and take advantage of the main transitory opportunities. These programs have qualitative and quantitative objectives aimed at reducing atmospheric emissions (currently expressed in the reduction of CO2e tons) and reducing water consumption to manage possible risks associated with water scarcity. In addition, the company joins the objective of having a 100% of its electrical power consumption coming from renewable sources by 2030 as set by the European Union. Regarding the link between the remuneration policy and the performance indicators, the Energy Manager has incentives linked to improving the energy efﬁciency of processes. Finally, it should be noted that the company is not subject to emission trading. Grifols participates annually in the Carbon Disclosure Project (CDP) initiative, a program that assesses the organisation's strategy and its climate change performance. In the month of July, the participation questionnaire corresponding to 2021 was presented. For the second consecutive year, the company maintained an A- rating in the Management rank that recognizes its leadership in the application of Given that the risks determined as relevant are both physical and transitional, Grifols' climate strategy contemplates the qualitative and quantitative analysis of the list of climate risks under the SSP2- RCP4.5 scenario. As part of its strategy, Grifols will expand its climate risk analysis to other scenarios in order to stress the risk management model and identify possible opportunities to improve its climate resilience. Details on climate risks under the SSP2-RCP4.5 scenario are broken down at the end of this chapter , measures, aimed at minimizing its impacts on climate change. Grifols sets goals to reduce atmospheric emissions effectively; measures and manages its impacts, risks, and opportunities; and develops a policy and strategy to reduce its climate change impact and take advantage of opportunities. The company is analyzing its capacity for improvement with respect to the TCFD recommendations in its four major areas. Therefore, it continues to work to integrate relevant climate-related risks into the current decision-making and strategy formulation process, including planning assumptions and targets. In 2021, Grifols updated the measurement of the impact and exposure to climate change risks of its activity and has redeﬁned speciﬁc metrics and objectives to quantify and manage each climate risk and opportunity.

227 2021 Consolidated Directors' Report Relevant climate risk Associated ﬁnancial impact KPIs Reduced availability of water resources • Increase in operating costs derived from water consumption due to a higher price per m3. • Income reduction due to a decrease in production capacity due to cuts in the water supply. • Increase in operating costs due to the transfer of production to plants not affected by this risk. • Water consumption (m3) • Water costs (€) per installation • Production capacity (liters of plasma in Bioscience, sales in Diagnostic, liters packaged in Hospital) New legal requirements related to the reduction of GHG emissions • Increased investment to offset the carbon footprint in the event of non-compliance with decarbonization targets. • Carbon footprint / Atmospheric emissions (tCO2e) • Carbon price (€/tCO2e) Variation in the availability of resources • Reduction of income due to a lower collection of plasma in the donation centers. • Income per liter of plasma (€/l) • Number of days that the primary donation centers were closed in the last year. Transition to low-emission technologies • Increased investment to replace the most polluting technologies used in production processes. • Electricity consumption (MWh) • Electricity costs per plant (€) • Natural gas consumption (MWh) • Natural gas costs per plant (€) • Residual price of replaced technology (€) In addition, it has analysed the potential ﬁnancial impact of those climatic risks that are most relevant and has deﬁned appropriate performance indicators (KPIs) to monitor its performance, which are summarized below:

228 2021 Consolidated Directors' Report Emissions Grifols calculates its carbon footprint to identify the greenhouse gas emissions generated by its operations and their impact on climate change. These calculations follow the GHG Protocol Corporate Accounting and Reporting Standard methodology, the international standard used to measure and disclose greenhouse gas emissions. The reported data encompasses all Grifols' worldwide facilities, including 2021 acquisitions and commercial subsidiaries with more than 10 employees. Total emissions in 2021 amounted to 309,554 tons of CO2 equivalent, a 7.5% rise compared to the previous year. This increase is mainly due to two one- off refrigerant gas and the Bioscience Division's natural gas consumption, which grew by 14.8% during 2020 Note: Emissions calculations based on GHG Protocol Corporate Accounting and Reporting Standard. as a result of new production facilities. These include facilities in Canada, currently under construction and renovation following their acquisition at the end of 2019; in North Carolina, including the launch of the new fractionation plant with a capacity for 6 million liters of plasma and validation processes in the protein puriﬁcation and dosing plant; and in Ireland, with the validation process of the Dublin albumin puriﬁcation and dosing plant currently underway. Although these facilities did not signiﬁcantly boost overall production levels since they were not operating at full capacity in 2021, they did however have an impact on the intensity of production-related CO2e emissions. QQQQ Grifols' objective is to reduce GHG emissions by 55% per unit of production by 2030 1. DIRECT EMISSIONS 2. INDIRECT EMISSIONS 3. OTHER INDIRECT EMISSIONS generated by its own activity, mainly through the consumption of natural gas and other fuels and leakage of emissions such as those from refrigerant gases from electricity consumption and other external energy sources business travel, commuting transportation of employees, as well as emissions resulting from waste treatment and recovery The emission factors associated with the electricity mix of Grifols' diverse geographies of operation recorded a small decline in 2021, leading to a decrease in carbon dioxide emissions despite the slight increase in electricity consumption. Furthermore, atmospheric emissions of other pollutants such as NOx, CO and SO2 are generated by the combustion of natural gas in Grifols' production facilities, as well as by the fuel used in the generators. However, the emissions of these compounds in Grifols production plants are below the limits established by the corresponding environmental authorities in 2021. Emissions are classiﬁed into three scopes We continue to advance in reducing and offsetting our GHG emissions and achieving net zero emissions In line with its 2020-2022 Environmental Program, Grifols is developing various initiatives to reduce greenhouse gas (GHG) emissions and enhance energy efﬁciency: • Agreement with RWE Renewables to purchase renewable electricity, which will reduce emissions by more than 7,600 tons of CO2e per year and satisfy 28% of Grifols' annual electricity needs in Spain; • The construction of a new photovoltaic plant in April 2021 on the rooftop of the Bioscience Division's quality laboratories in Barcelona, with the capacity to produce 308,000 kWh of renewable electricity per year, preventing the emission of 67 tons of CO2e; • The purchase of 26 million kWh of renewable electricity for the production plants in Spain and 10.9 million kWh for the Bioscience Division's plant in Ireland.

229 2021 Consolidated Directors' Report Emission-reduction initiatives Cutting back on air travel Grifols is taking steps to curtail its air travel in order to reduce the environmental footprint indirectly caused by its business travel. The company's corporate air travel continued its downward trend in 2021, with a year-on-year decline of 64% compared to pre-pandemic levels of 2019, and a 26% increase compared to 2020. In 2021, the number of videoconferences increased by 46%, complemented by the upturn in other remote-work resources. Promoting remote work At the end of 2019, Grifols implemented a voluntary pilot plan to facilitate remote working whenever feasible and on a voluntary basis. The COVID-19 pandemic accelerated its implementation in 2020, when work-from-home practices became the norm and in 2021, ﬂexible work policies have further served as a guidepost for remote working. As a result, there was a 28.3% boost in remote connections, which surpassed 700,000 when compared to 2020. Optimizing logistics to reduce environmental impacts Since 2021, Grifols launched measures to optimize its plasma transport network in Europe and minimize its environmental impact, with the overarching aims of decreasing contracted transport services by approximately 20% and reducing CO2e emissions by 16 tons per year. Among the initiatives launched are: • Optimization of the frequency of plasma collection routes in European centers • Efforts to encourage full truck loads between different plasma collection points, warehouses and the Barcelona manufacturing plant. Return transports also fully loaded with conditioning material from the plant to donation centers and warehouses. • Increased storage capacity of plasma collection containers (substitution of bag for bottle), which reduces the use of packaging material like expanded polystyrene (EPS foam) and cardboard. • Use of larger American pallets to optimize storage and transportation. The North Carolina plant redirected the recycling treatment of its plastic waste, used in plasma bottles and laboratories. Previously recycled in Pennsylvania, this waste is now treated nearby in North Carolina. The new service vendor converts the plastic into pellets for a manufacturer ﬁrm that requires high-density polyethylene (HDPE). This change of destination decreased the transport distance by 80% and transport related CO2e emissions by more than 170 tons. Offsetting carbon emissions from business travel In 2019, Grifols signed an agreement with Air France, KLM and Delta Airlines aiming to reduce the company's travel related carbon footprint. This agreement was a ﬁrst of its kind in the healthcare industry and is important given the company's global productive, industrial, and commercial presence. Although the company was successful in offsetting 1,500 tons of CO2 in 2019 through reforestation projects, it did not make signiﬁcant progress in 2020 and 2021 due to pandemic-related impacts on the airline industry. Grifols intends to re-initiate and expand these accords once the overall situation recovers. In 2021, transport related emissions fell by 82% compared to 2019. Measures to minimize the environmental impact of employee commutes Historically, Grifols has implemented several initiatives to reduce atmospheric emissions generated from employee commutes. • The Parets del Vallès (Barcelona, Spain) facilities offer staff several bus services from various locations. • The Sant Cugat (Barcelona, Spain) headquarters in collaboration with other companies, promoted several public transport lines from Barcelona, although these have been temporarily suspended as a result of the increase in teleworking. • The North Carolina (U.S.) complex offers employees a company-subsidized vanpooling service. • Installation of electric car charging stations in the main manufacturing centers over the last years. • The Diagnostic Division's facilities in Switzerland subsidize the purchase of public transport passes. • Launch of the Diagnostic Division's Secure Remote Support in 2020, which enables Grifols' technicians to remotely connect with the division's various subsidiaries and reduce business travel by remotely correcting system issues. Fully deployed in 2021, this initiative will reduce atmospheric emissions from various means of transport, especially long- distance air travel.

230 2021 Consolidated Directors' Report SUSTAINABLE RESOURCE MANAGEMENT Water cycle Water consumption Grifols operates in regions where economizing water consumption is essential. Therefore, the company applies water-saving measures when designing new facilities and is modifying existing facilities to reduce water consumption. Among these measures are the recovery of clean water from manufacturing processes for auxiliary purposes, the use of automated cleaning systems (CIP) to reduce the amount of water used to clean reactors and equipment, and the reduction of consumption in the systems of water treatment such as reverse osmosis. These efforts enable the company to rationalize its water consumption despite expanding its industrial activity. So far, Grifols has established water-saving measures in 75% of its manufacturing facilities, which account for over 95% of its production. In 2021, Grifols' total water consumption was 3,283,725 m3, a 7.4% upturn compared to 2020. This was due mainly to the incorporation of new production facilities from the Bioscience Division, including the protein puriﬁcation and ﬁlling plant in QQQQ Grifols has water-saving measures in 75% of its production plants North Carolina (U.S.), validated this year. As a result, total water consumption of this division rose by 10.8%. The Bioscience Division consumes 90% of the total water used by the group. The Diagnostic and Hospital divisions decreased their total water consumption by 21.2% and 9.7%, respectively. This trend follows the decline in sales- related ratios. At Grifols, 19.4% of water consumption is in water- stressed regions, similar to levels reported in previous years. Of the water consumed, 89.8% comes from municipal facilities and the remaining 10.2% from wells at the Barcelona (Spain) manufacturing sites. Water is extracted from wells in accordance with the authorizations granted by the basin management authority, which controls all water permits and uses. Grifols carefully monitors its water extractions to ensure they do not exceed authorized limits. New measures to reduce the water footprint Among its efforts to minimize its water footprint, Grifols launched two initiatives in 2021 at its Dublin (Ireland) and California (U.S.) production facilities to decrease water consumption when pasteurizing albumin vials or bags. Pasteurization is the ﬁnal step of the process that entails the use of pasteurizing baths, with water maintained at high temperatures (below 100º C) to destroy possible heat-sensitive microorganisms. Product pallets are immersed while avoiding direct contact with the product at all times, hence the water remains clean. The facilities were modiﬁed to keep the baths sterile and validate the reuse of most of the water for more than one production batch. To date, modiﬁcations have been carried out in four pasteurizers: three in Ireland and one in California (U.S.). • Dublin facility: after several uses in the pasteurizers, water is pumped to a reservoir that feeds the plant's cooling towers and is not discharged. This measure saves approximately 4,000 m3 of puriﬁed water per year. Since the water puriﬁcation process generates a rejection, roughly 5,200 m3 of city water per year is saved from the water utility. • Los Angeles (California, U.S.) facility: annual potable water savings are around 10,000 m3 per year. • Barcelona (Spain) facility: the water used for the albumin pasteurization baths is channeled to the maintenance services pool for reuse in cooling towers and other services. In 2021, more than 4,500 m3 of puriﬁed water was recovered.

231 2021 Consolidated Directors' Report Wastewater / discharge Grifols complies with all regional and national legislation and permits applicable to the elimination of wastewater in all of its facilities. All wastewater is sent to local sewage systems, where it is treated by municipal or regional facilities. Wastewater is pre-treated in industrial plants as needed before ﬁnal discharge. All of Grifols' production plants are based in areas subject to control discharges by local authorities. Manufacturing companies with environmental management systems and/or certiﬁcations have instructions on measures to prevent, control and monitor the quality of their wastewater. In the case of sales ofﬁces and warehouses, wastewater is sanitary water and thus discharged into municipal sewage systems. In 2021, 2.4 million m3 of wastewater was discharged to public sewage systems in U.S. plants, rainwater is channeled to public waterways such as the Los Angeles River, the Neuse River and the San Francisco Bay. At Grifols, roughly 26% of water is consumed in auxiliary processes such as cooling towers or incorporated into the product, while 74% is discharged to sewage systems. In 2021, the Barcelona (Spain) and Clayton (North Carolina, U.S.) plants used biological systems to pre-treat 886,935 m3 of wastewater, which represented 36% of the total discharge. The company intends to expand these treatments in both plants, as outlined in its 2020- 2022 Environmental Plan. QQQQ Grifols treats more than 35% of its wastewater using a biological process system In water-stressed regions, the distribution of discharges corresponds with water consumption, with no signiﬁcant variations from previous years. Chemical Oxygen Demand (COD), deﬁned as the amount of matter, both organic and inorganic, susceptible to oxidation, is the most signiﬁcant discharge parameter in Grifols' plants. In 2021, 2,731 tons of COD were discharged, mostly from the Bioscience Division's Barcelona (Spain) facilities. In addition, 428 tons of suspended solids were discharged. Grifols does not work with genetically modiﬁed organisms or products capable of creating persistent organic compounds, so it generates no discharges of this nature. The contribution of nitrogen or phosphorous to wastewater is insigniﬁcant since it stems mainly from biomedical and non-production- related discharges. In 2021, a notice of violation was received at the Bioscience Division's manufacturing facilities in California (U.S.) for exceeding one of the established discharge parameters. This notice did not result in ﬁnancial penalties. .. Improving the quality of wastewater Construction of a new anaerobic wastewater treatment plant is underway at the Bioscience Division's Barcelona (Spain) complex. The new plant will increase treatment capacity by reducing the volume of organic discharges, as well as generate biogas to fuel the plant's steam boilers, which will in turn reduce natural gas consumption and CO2e emissions. This facility already has a wastewater system to treat efﬂuents with a high organic content using a membrane bioreactor technology (MBR), which has a capacity of 50 m3 per day. The goal is to optimize and double the plant's current treatment capacity in order to decrease the ﬁnal discharge parameters and maintain them in the event of production upswings. In North Carolina (U.S.), the Bioscience Division's wastewater treatment plant is undergoing an expansion to add a biological reactor with membrane bioreactor technology (MBR) and a sludge treatment line. Work on the reactor began in 2021 and following these enhancements, the plant will be able to treat up to 7,000 m3/ day, which will not only serve the current production facilities, but will also serve future expansions as well. The construction of both treatment plants is expected to end by the close of 2022.

232 2021 Consolidated Directors' Report Energy consumption Total energy consumption Grifols' energy consumption derives from several sources, including electricity, natural gas, other fuels and thermal energy. In 2021, overall consumption increased by 8.9% to 897.4 million kWh, due mainly to the integration of new production facilities, which are still in the process of validation, construction or renovation. These plants require energy resources even though they are not operating at full production levels. Speciﬁcally, the Bioscience Division's North Carolina (U.S.) industrial complex opened a new plasma fractionation plant with a 6-million-liter capacity and initiated the validation process for a new puriﬁcation and ﬁlling plant. Both plants have large work areas with production cleanrooms that require strict air conditioning, renovation and ﬁltration conditions, regardless of production output. Both the construction and operation of these facilities integrate various sustainability criteria, which will enable them to dramatically improve their energy ratios when they reach the expected production levels. In Canada, Grifols incorporated a fractionation plant with a capacity of 1.5 million liters of plasma and a protein puriﬁcation plant, both of which are in the process of construction and renovation. In Ireland, the validation process of the albumin puriﬁcation and ﬁlling plant has also begun. QQQQ In 2030, 100% of Grifols' electricity consumption will come from renewable sources 52.8% Natural gas 45.3% Electricity 1.9% Other fuels Breakdown of energy sources The company also broadened its global network of plasma donation centers in 2021, which has had an impact, although these newly acquired centers will increase Grifols' plasma collection capacity by 1.5 million liters per year. Energy consumption relative to sales was 17.9% higher than in 2020 at 181,923 kWh/M€ due to COVID-19 impacts that decreased the net plasma supply in 2020, with repercussions on 2021 production and sales in 2021, which explains the increase in energy consumption relative to sales. Speciﬁcally, the Bioscience Division's sales fell by 5.9% in 2021 (at constant exchange rates) as a result of reduced plasma availability and consequent lower levels of production.

233 2021 Consolidated Directors' Report Electricity In 2021, Grifols' total electricity consumption amounted to 448.6 million kWh, a 4.7% increase from 2020. The Bioscience Division consumes 87.5% of Grifols' total electrical energy consumption and increased its usage by 5.7% in 2021, following the incorporation of new production plants in the North Carolina (U.S.) industrial complex, those in Canada, the new albumin puriﬁcation plant in Ireland, and the increase in plasma donation centers. The Bioscience Division's electricity consumption in relation to production recorded a 12.8% increase compared to 2020, since its facilities require a minimum delivery of electricity consumption for air conditioning, lighting installations, and air treatment and ﬁltering in cleanrooms, among others, even though they are in the process of validation or renovation and are not yet fully operational. The Diagnostic Division's consumption remained constant at 33 million kWh in a context of increased production. The Hospital Division consumed 13.5 million kWh, maintaining similar levels to 2020, although consumption relative to sales decreased by 13.9%. Energy efﬁciency improved in Grifols' Murcia (Spain) plants in 2021 after consolidating all manufacturing operations into a single plant. Renewable energy Grifols total consumption of renewable energy in Spain and Ireland in 2021 stood at 37.4 million kWh. In 2021, Grifols signed a 10-year renewable power purchase agreement (PPA) with RWE Renewables that will enable it to meet 28% of its total annual electricity needs in Spain. Under this agreement, Grifols will purchase the production for up to 25 GWh per year, which will prevent the emission of more than 7,600 tons of CO2e. The plant is expected to be operational in 2022 and will complement Grifols' existing clean- energy infrastructure in Spain. Until then, Grifols is meeting its renewable electricity consumption target through the purchase of Renewable Energy Certiﬁcates (REC's). By region, the United States accounts for 69.4% of the group's total electricity consumption, with several industrial complexes and most of Grifols' plasma donation centers. Consumption in the rest of the world also increased with the inclusion of the plant in Canada and Ireland. The Bioscience Division's plants in Barcelona (Spain) are equipped with a 6.1 MW cogeneration plant. This plant generates electricity which is sold back to the grid, as well as useful heat for Grifols' own facilities. In 2021, the cogeneration plant produced 41.7 million kWh of electricity, a 1% increase over the previous year, and 30.8 million kWh of useful heat. This plant also contributed to 15.1% of primary energy savings (PES) and a reduction in CO2 equivalent emissions of 3,676 tons compared to emissions produced by other stand-alone generation plants. Grifols also began the process to establish renewable power purchase agreements (PPA) in the United States. In addition to a new photovoltaic power plant being installed on the rooftop of the Bioscience Division's quality laboratories in Barcelona (Spain), producing 242,280 kWh for use in Grifols' facilities. A total of 384,303 kWh of photovoltaic energy was also generated for in-house consumption in Barcelona and Murcia (Spain). All these measures will enable Grifols to achieve its sustainability objectives for 2030, which include deriving 100% of its electricity from renewable sources and reducing greenhouse gas emissions by 55% per unit of production, although Grifols expects to reach net zero carbon emissions by 2050. QQQQ Moving toward net zero emissions by 2050

234 2021 Consolidated Directors' Report Natural gas Grifols' natural gas consumption increased by 12.8% in 2021 to 474.3 million kWh as a result of the 14.8% increase in the Bioscience Division, which accounts for 90.4% of the company's total natural gas consumption. New production facilities in the United States, Ireland and Canada are the primary cause behind this upturn. In the Bioscience Division, natural gas consumption per production increased by 22.5% with respect to 2020, recording a similar impact to that recorded for electricity consumption. For its part, this division's consumption from its cogeneration plant in Spain, which represents around 26.6% of the total, remained stable in relation to 2020, with 114 million kWh of natural gas used in 2021. The Diagnostic Division increased its natural gas consumption by 5.9% in absolute values, maintaining the same trend relative to production increases, while the Hospital Division decreased its natural gas consumption by 16.7% compared to 2020 in absolute and relative terms. Other fuels To a lesser degree, the Bioscience Division also consumes other fuels such as diesel, gasoline and propane in its own generators, equipment and vehicles and in 2021, the division consumed 16.3 million kWh. In Germany, some facilities use district heating for hot water and heating. This system entails the production of thermal energy in centralized plants and its distribution to consumers through a network of insulated pipes–usually underground–with a ﬂuid, which is usually hot water. In 2021, consumption via this system totaled 9.9 million kWh.

235 2021 Consolidated Directors' Report Sustainable consumption and production require the efﬁcient use of resources, water and energy. In the Bioscience Division, plasma is the main raw material used. During the fractionation and puriﬁcation processes of plasma proteins, ethanol, polyethylene glycol and sorbitol, among other materials, are employed. Plasma fractionation allows for the extraction of proteins with therapeutic beneﬁts that Grifols commercializes. During this process, plasma is subjected to successive temperatures, pH and ethanol concentration changes, each of which facilitates the precipitation of one of these proteins. Seventy-four percent (74%) of the ethanol consumed in the manufacturing process is recovered in distillation towers and reused in Grifols' facilities. 1,749 tons of polyethylene glycol and 1,163 tons of sorbitol are also employed during this process. Raw material consumption The Diagnostic Division's primary raw material is the plastic used in its diagnostic cards (DG-Gel®). Base plates to manufacture auto-analyzers (40,344 units in 2021), red blood cell reagents for diagnostic kits (275,435 liters in 2021) and PVC for blood collection and preservation bags (121 tons in 2021) are also used. In the Hospital Division, all raw materials are used to produce glucose and saline solutions in polypropylene and glass containers. In 2021, polypropylene used to produce intravenous solution bags was among the main raw materials consumed and this material totaled 832 tons (931 tons year 2020). No PVC is used in the manufacture of parenteral-solution bags Management of intermediate products in the Bioscience Division: polyethylene glycol and sorbitol A solution of polyethylene glycol (PEG) and sorbitol is used in the process of separating and obtaining Flebogamma® DIF intravenous immunoglobulin. After its use, this solution is concentrated in Grifols' Barcelona (Spain) facilities and then marketed to additive manufacturers in the cement industry. Since 2004, this concentration has been carried out in two vacuum evaporators, operating at low temperature (42ºC), each with a treatment capacity of 40 tons per day. Evaporation is produced using the residual heat energy from the cooling water of the cogeneration engines, which means no additional fossil fuel energy is consumed. In 2021, approximately 29,000 tons of aqueous polyethylene glycol and sorbitol solution were transformed into 9,672 tons of product, sold as raw material for other uses. Recovery process for ethanol The Bioscience Division's plants in Barcelona (Spain), Clayton and Los Angeles (U.S.) have speciﬁc facilities to collect and process the ethanol used for manufacturing in order to recover it and reuse it as raw material. The ethanol water/alcohol solutions generated during the fractionation process–are conveyed to storage tanks, where protein traces found in the water/alcohol solution are precipitated. The water/ethanol solution is pumped to the distillation column, where it is heated to a boiling point. The ethanol-rich fraction evaporate, exit the head of the tower and subsequently condense to be reused in the manufacturing process. In 2021, 92% of the ethanol used in the Barcelona (Spain) plant is derived from the recovery process, 78% in Clayton (U.S.) and 35% in Los Angeles (U.S.), while the rest was purchased. QQQQ Plasma is the main raw material used in Grifols' production plants QQQQ 74% of the total ethanol used in the Bioscience Division was recovered in 2021

236 2021 Consolidated Directors' Report WASTE Grifols' waste management strategy is focused on waste prevention and reduction, as well as prioritizing waste recovery over landﬁll or incineration. The company remains committed to waste management treatments via recycling initiatives, anaerobic digestion, and material and energy recovery. In 2021, the company generated 44,949 metric tons of waste, representing a 9% overall decline compared to 2020. The largest decrease occurred in the Bioscience Division. In parallel, 24,256 metric tons of waste–54% of the total–were recovered. In 2021, Grifols production facilities generated 21,612 tons of waste, of which 75% was recovered (reuse, recycling, composting, energy recovery or by- products). The volume of waste from donation centers, ofﬁces and other centers totaled 23,337 tons, 34% of which was recovered. The company reported a year-on-year increase in recovery volumes in its donation centers thanks to enhanced management and information from the centers' waste contractors. With regard to electric and electronic equipment released in the European market, Grifols oversees their waste management at the end of their useful lives in alignment with current EU legislation. To do so, the company takes part in a range of integrated waste management systems for electric and electronic devices and works with authorized waste management companies in each country. More so, it also participates in several recycling programs, including ECOASIMELEC in Spain and Recycla in Chile. The Bioscience Division's manufacturing complex in North Carolina (U.S.) maintains its maximum “Zero Waste to Landﬁll Gold Operations” validation by attaining a waste recovery rate of 99% and using incineration with energy recovery for a maximum of 5% of its waste. As part of its efforts to reduce landﬁll waste, Grifols has been progressively modifying its management system in Spain for waste that does not originate in its production centers. Since October 2021, this waste is sent to a sorting plant where recyclable components are separated, and the rest is sent for energy recovery as solid recovered fuel (SRF). This change will reduce landﬁll disposals by 900 tons every year. Waste is sent to waste management suppliers, authorized by the corresponding administrations. Occasional audits or reports are carried out/ commissioned from an independent entity that audits these companies. Once all plasma proteins marketed by the company for therapeutic purposes have been obtained, the remaining paste is disposed of as waste. Its waste management depends on its composition and the country of operation, and can include landﬁlls for non- hazardous waste; manufacturing plants to produce substitute solid fuel from pastes with a high caloriﬁc value; anaerobic digestion to produce biogas; and autoclaving and subsequent landﬁll disposal. Plasma-derived waste management A portion of the plasma from the Bioscience Division's plants in Spain, the United States and Germany, unsuitable for fractionation, is marketed through the Bio Supplies Division. The rest is discharged via authorized incineration plants with energy recovery. The Bio Supplies Division markets materials from the Bioscience Division's plants in Spain, the United States and Germany to produce diagnostic and analytical reagents for research purposes. In 2021, over 125,000 liters of plasma were sold, representing the utilization of 125 tons of raw materials and waste reduction by the same amount per year.

237 2021 Consolidated Directors' Report Most of Grifols' products are used in hospital settings, whose recycling and waste management criteria are speciﬁc to each center. Grifols products intended for home use are dispensed to pharmacies by home care companies or hospital suppliers, each with its own procedures regarding the safe collection and disposal of self-injectable devices. Grifols takes part in various drug waste management programs. In Spain, the company collaborates with SIGRE, an integrated system dedicated to the collection of packaging and waste of medicines of home origin in order to ensure that it is properly treated in an environmentally friendly manner. In the United States, Grifols participates in the Pharmaceutical Product Stewardship Work Group (PPSWG), an association of major manufacturers of prescription and over-the-counter medicines created to address household disposal regulations. PPSWG also offers a platform for members to organize and present science-based data on safe pharmaceutical disposal practices, as well as leads industry efforts to raise awareness on proper disposal methods and new waste-disposal legislation. Medication waste management In situations in which Grifols medications are not marketed or are returned, the company employs waste handlers to separate the packaging from the medicines and classify them by material (paper, cardboard, glass, plastics, etc.) for subsequent recycling by companies specialized in each material. The medicine is disposed of through authorized waste management companies and incineration or incineration with energy recovery are some of the methods used. Drug leaﬂets indicate the correct waste management practices under country-speciﬁc legislation. Optimizing waste management Recycled 35.3% Landﬁll 31.4% Anaerobic digestion, other methods of energy recovery, byproducts 13.7% Other options 14% Incineration 0.7% Composted 4.2% Reused 0.7% Total waste management 44,949 tons -9% in 2021 Diverted from disposal Directed to disposal 46% 54% QQQQ Grifols reduced waste by 9% and advanced on its efforts to minimize waste disposals in landﬁlls

238 2021 Consolidated Directors' Report PROTECTING AND PROMOTING BIODIVERSITY Grifols owns over 121 hectares of forest next to its Clayton (North Carolina, U.S.) production complex, which employees and their families are free to enjoy. This protected area offers an ideal habitat for a number of aquatic and terrestrial species and is certiﬁed by the Wildlife Habitat Council's “Wildlife at Work” and “Corporate Lands for Learning” programs. These programs spearhead several biodiversity- protection and educational activities, developed under the guidance of WHC Forest, Grasslands, Wetlands and Water Bodies projects. Highlights in 2021: • Agreement with BASF to plant a monarch butterﬂy pollinator garden at the Clayton (U.S.) site. The project aims to develop three active bee hives. Approximately 20 Grifols employees have been trained to provide additional support to maintain the hives. Grifols signed a 2020-2022 collaboration agreement with the RIVUS Foundation in 2019 and through this agreement, gives ﬁnancial assistance to two lines of research and support conservation and environmental education projects in river systems. In 2014, images of an otter were captured in the Tenes River and since then, Grifols has supported research to promote the otter's return in the Besòs and Tordera River basins as part of its collaboration agreement. Both rivers are considered the last frontiers of expansion and recovery of the otter in Catalonia after practically disappearing at the end of the last century. Over the last two years, the project marked a pivotal milestone: otters have reproduced in both basins for the ﬁrst time since their extinction in the area and in 2021, its population had grown to seven family groups, with at least 34 otters between the two basins. Natural protected area in North Carolina (U.S.) Besòs river basin in Barcelona • Installation of bat houses on the Clayton (U.S.) campus. Bats are presently under unprecedented threat as a result of widespread habitat destruction, hunting, accelerating climate change and invasive species, among other reasons. The bat houses provide females with a warm, safe place to raise their young. • Participation in educational events on the bat protection project. • Elimination of invasive species in the forestry area to promote the growth of native species. • Visits by Grifols' employees for catch-and-release ﬁshing. • Improved signage, trail maintenance and installation of benches. Highlights in 2021: • Study of otter population trends and dynamics by monitoring family groups and identifying and characterizing breeding tracts in addition to analyzing their adaptation to water-stress periods during times of the year with a strong seasonality. • The long-term monitoring of Iberian inland ﬁsh. • Education, training and communication: start of ﬁlming to produce audiovisual material, ongoing media relations, preparation of media materials and academic activities in educational centers, universities and conferences.

239 2021 Consolidated Directors' Report SUSTAINABLE ENVIRONMENTAL INITIATIVES The European Sustainable Finance Taxonomy is a new classiﬁcation of economic activities that advances the European Union's environmental objectives, such as mitigating and adapting to climate change, and encourages investments aimed at driving sustainable growth. To this end, the European Parliament and the Council of the European Union adopted the Taxonomy Regulation in 2020 to enhance transparency and consistency in reporting economic activities that can be deemed environmentally sustainable based on speciﬁc criteria. In 2021, Grifols initiated an analysis process of its own activities to identify those which can be considered environmentally sustainable. This ﬁrst stage has allowed Grifols to determine the economic activities conducted by the company which are eligible for the European taxonomy following this methodology: 1. More information; EU taxonomy for sustainable activities | European Commission (europa.eu) 2. Annex I to the Commission delegated regulation supplementing Regulation (EU) 2020/852 (europa.eu) 3. Annex II to the Commission delegated regulation supplementing Regulation (EU) 2020/852 (europa.eu The conducted analysis concluded that the eligible activities for environmental objectives related to Climate Change Mitigation and Adaptation are: • Forest management activities aimed at preserving one or more habitats or species • Acquisition, ﬁnancing, leasing, rental and operation of passenger and freight vehicles • Installation, maintenance and repair of charging stations for electric vehicles in parking spaces adjacent to corporate facilities • Installation, maintenance and repair of renewable energy technologies IDENTIFICATION CORRELATION EVALUATION Identiﬁcation of all Grifols' activities Correlation of activities with NACE codes (Nomenclature of Economic Activities) Evaluation of the NACE codes selected with the list of eligible activities according to each environmental objective (Annexes I2 and II)3) QQQQ Grifols analyzed its activities to identify those according to the European taxonomy of sustainable ﬁnance Grifols' activities according to European taxonomy classiﬁcation for climate change mitigation and adaptation The indicators were based on the following calculations: Calculation of the % of revenues: No activities were detected using EU taxonomy. Calculation of the % of CAPEX: The denominator is the Group's total CAPEX, which includes investments in tangible assets such as property, plant and equipment and intangible assets. The numerator only includes the aggregate CAPEX of activities deemed eligible under EU taxonomy. Calculation of the % of OPEX: The OPEX indicator only includes non-capitalized direct costs related to R&D, short-term leases, maintenance and repairs. The denominator includes the cost of OPEX items for the entire Grifols Group, whereas the numerator only includes items eligible under EU taxonomy. Following the analysis to quantify the economic indicators linked to these eligible activities, the ﬁnancial impact was not relevant for the year.

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TABLES

ENVIRONMENTAL EXPENSES AND INVESTMENTS

EXPENSES

In thousands of euros	2021	2020	2019
Waste management	13,236.7	14,845.4	14,191.0
Water cycle	6,975.5	5,159.1	5,099.5
Reducing atmospheric emissions and energy	62.9	73.3	94.1
Others	367.2	416.7	489.9
Total	**20,642.3**	**20,494.5**	**19,874.5**

INVESTMENTS

In thousands of euros	2021	2020	2019
Waste management	433.6	506.7	130.1
Water cycle	2,848.7	909.8	630.2
Reducing atmospheric emissions and energy	1,580.6	1,096.0	515.0
Others	2,500.3	238.0	601.0
Total	**7,363.2**	**2,750.6**	**1,876.3**

TOTAL EMISSIONS BY ORIGIN

T CO_2 e	2021	2020	2019
Scope 1	**147,669**	**111,435**	**112,564**
Natural gas	86,403	76,629	79,833
Fugitive emissions	59,406	32,737	31,057
Other fuel (gasoline, diesel and propane)	1,860	2,069	1,674
Scope 2	**117,152**	**127,596**	**131,442**
Electricity	114,851	125,300	131,442
District heating	2,301	2,296	-
Scope 3	**44,733**	**48,961**	**86,515**
Employee commuting	27,675	28,307	50,211
Business travel	2,970	3,904	11,343
Waste management	7,373	9,754	17,056
Container transportation	6,715	6,995	7,905
Total	**309,554**	**287,992**	**330,521**

Source emission factors: GHG Protocol. Catalan Office of Climate Change. Environmental Protection Agency (U.S.). Department for Environment. Food & Rural Affairs (UK)

EMISSIONS

EMISSIONS

%	2021	SP	U.S.	ROW	2020	ESP	U.S.	ROW	2019	ESP	U.S.	ROW
Scope 1	147,669	21.9%	71.2%	6.9%	111,435	31.0%	63.4%	5.6%	112,564	31.5%	63.4%	5.1%
Scope 2	117,152	4.5%	84.7%	10.8%	127,596	8.2%	85.9%	5.9%	131,441	12.1%	84.0%	3.9%
Scope 3	44,733	24.2%	71.2%	4.6%	48,961	21.7%	73.6%	4.6%	86,515	16.1%	77.1%	6.8%

OTHER EMISSIONS

Absolute value, T	2021	2020	2019
NOx (T)	74.14	59.96	59.07
CO (T)	66.04	52.64	59.53
S02 (T)	0.58	0.42	0.44

NO_x EMISSIONS INTENSITY

T/NO_x/million euros	2021	2020	2019
Total Grifols	0.02	0.01	0.01

CO EMISSIONS INTENSITY

T/CO/million euros	2021	2020	2019
Total Grifols	0.01	0.01	0.01

SO_2 EMISSIONS INTENSITY

T/SO_2/million euros	2021	2020	2019
Total Grifols	0.00	0.00	-

REFRIGERANT GAS LEAKS

Absolute value, T	2021	2020	2019
HCFC (T)	0.63	4.65	1.19
HFC (T)	15.70	10.15	5.60
Others (T)	1.24	0.40	0.00

GRIFOLS 241 2021 Consolidated Directors' Report

METRIC TONS OF CO_2

	Scope 1		Scope 2		Scope 1+2		Scope 3		
	disclosed	estimate key	disclosed	estimate key	disclosed	estimate key	upstream	downstream	undefined
2021	147,669	NA	117,152	NA	264,821	NA	1,573	15,177	27,983
2020	111,435	NA	127,596	NA	239,031	NA	2,170	14,580	32,211
2019	112,564	NA	131,442	NA	244,006	NA	2,259	22,702	61,554

TOTAL CO_2E EMISSIONS INTENSITY

T/CO_2e/million euros	2021	2020	2019
Total Grifols	62.75	53.93	64.80

SCOPE 1+2 CO_2E EMISSIONS INTENSITY

T/CO_2e/million euros	2021	2020	2019
Total Grifols	53.68	44.76	47.86

CO_2 EMISSIONS RELATED TO TRANSPORTATION

	2021	2020	2019
CO_2 emissions from transportation* (t CO_2)	37,360	39,207	69,459
CO_2 emissions from transportation / Sales (T CO_2 / million euros)	7.57	7.30	13.62

Emissions from container transport, employee commuting and business travel have been considered.

SUSTAINABLE RESOURCE MANAGEMENT

ELECTRICITY

BY DIVISION

kWh	2021	2020	2019
Bioscience	392,631,022	371,404,503	351,397,467
Diagnostic	33,134,376	33,240,848	32,741,087
Hospital	13,514,717	13,188,914	15,690,577
Bio Supplies	8,794,390	10,221,448	9,275,108
Total	**448,074,505**	**428,055,713**	**409,104,239**
Others	483,387	330,561	226,747
Total	**448,557,892**	**428,386,274**	**409,330,986**

ELECTRICITY

BY REGION

kWh	2021	2020	2019
Spain	93,187,332	91,596,849	87,807,905
U.S.	311,469,242	316,886,948	304,578,749
ROW	43,901,318	19,902,477	16,944,332
Total	**448,557,892**	**428,386,274**	**409,330,986**

VALUE RELATIVE TO SALES

kWh/million euros	2021	2020	2019
Bioscience	102,918	87,544	87,993
Diagnostic	42,529	42,842	44,631
Hospital	95,720	111,135	116,711
Bio Supplies	38,954	45,613	34,798
Others	12,201	10,333	9,936
Total	**90,928**	**80,222**	**80,282**

VALUE RELATIVE TO PRODUCTION

kWh/production index	2021	2020	2019
Bioscience*	9.2	8.1	7.3
Diagnostic**	42,529	42,842	44,631
Hospital***	0.6	0.5	0.7
Bio Supplies**	38,954	45,613	34,798

Production index: * liters of plasma: fractionated+ equivalent ** sales *** liters dosed and filled

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2021 Consolidated Directors' Report

WATER CYCLE

BY DIVISION

m^3	2021	2020	2019
Bioscience	2,964,704	2,675,514	2,784,960
Diagnostic	130,373	165,422	167,039
Hospital	172,701	191,193	209,420
Bio Supplies	10,890	19,390	20,819
Total	**3,278,669**	**3,051,519**	**3,182,238**
Others	5,056	5,409	3,222
Total	**3,283,725**	**3,056,928**	**3,185,460**

VALUE RELATIVE TO SALES

m^3/million euros	2021	2020	2019
Bioscience	777	631	697
Diagnostic	167	213	228
Hospital	1,223	1,611	1,558
Bio Supplies	48	87	78
Others	128	169	141
Total	**666**	**573**	**624**

VALUE RELATIVE TO PRODUCTION

m^3/production index	2021	2020	2019
Bioscience*	0.069	0.058	0.058
Diagnostic**	167	213	228
Hospital***	0.007	0.007	0.009
Bio Supplies**	48	87	78

Production index: * liters of plasma: fractionated+ equivalent ** sales *** liters dosed and filled

BY REGION

m^3	2021	2020	2019
Spain	866,181	864,079	916,778
U.S.	2,249,826	2,107,996	2,215,723
ROW	167,718	84,853	52,959
Total	**3,283,725**	**3,056,928**	**3,185,460**

BY SOURCE AND WATER STRESSED REGIONS

		2021				2020				2019			
		Total	By source		% of consumption in water-stressed regions*	Total	By source		% of consumption in water-stressed regions*	Total	By source		% of consumption in water-stressed regions*
			Groundwater	Third party water			Groundwater	Third party water			Groundwater	Third party water	
Water consumption (m^3)	Bioscience	2,964,704	217,785	2,746,919	19.0%	2,675,514	187,582	2,487,932	18.0%	2,784,960	235,534	2,549,426	16.6%
	Diagnostic	130,373	0	130,373	56.8%	165,422	0	165,422	62.0%	167,039	0	167,039	68.8%
	Hospital	172,701	113,497	59,204	0.0%	191,193	120,182	71,011	0.0%	209,420	111,125	98,295	0.0%
	Bio Supplies	10,890	0	10,890	0.1%	19,390	0	19,390	0.0%	20,819	0	20,819	0.1%
	Others	5,056	2,492	2,564	9.1%	5,409	2,785	2,624	0.0%	3,222	0	3,222	0.0%
Total		**3,283,725**	**333,774**	**2,949,951**	**19.4%**	**3,056,928**	**310,549**	**2,746,379**	**19.3%**	**3,185,460**	**346,659**	**2,838,801**	**18.2%**

*Areas with high and extremely high risk according to World Resources Institute
No water is consumed from sources other than those listed in the table

GRIFOLS 243

2021 Consolidated Directors' Report

WASTEWATER

BY SOURCE AND WATER STRESSED REGIONS

		2021				2020				2019			
		By destination	By treatment		By region	By destination	By treatment		By region	By destination	By treatment		By region
		Total (public sewer system)	No internal treatment	Biological systems prior to discharge**	% of discharged on water-stressed regions***	Total (public sewer system)	No internal treatment	Biological systems prior to discharge**	% of discharged on water-stressed regions***	Total (public sewer system)	No internal treatment	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Water discharged (m³)	Bioscience	2,194,029	1,307,094	886,935	23.4%	2,145,941	1,113,911	1,032,030	14.5%	1,910,350	900,128	1,010,222	13.5%
	Diagnostic	107,044	107,044		55.9%	137,816	137,816		64.6%	109,413	109,413		67.6%
	Hospital	119,397	119,397		0.0%	137,649	137,649		0.0%	138,174	138,174		0.0%
	Bio Supplies	10,815	10,815		0.1%	19,390	19,390		0.0%	20,779	20,779		0.1%
	Others	3,205	3,205		14.4%	4,709	4,709		0.0%	1,623	1,623		0.0%
Total		**2,434,490**	**1,547,555**	**886,935**	**23.6%**	**2,445,505**	**1,413,475**	**1,032,030**	**16.3%**	**2,180,339**	**1,170,117**	**1,010,222**	**14.6%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute
No wastewater is discharged to the following destinations: ocean, surface, subsoil, off site treatment, beneficial/other

COD DISCHARGED

	2021	2020	2019
Total (T)	2,731	2,450	2,147
Relative to sales (T/million euros)	0.55	0.46	0.42

SUSPENDED SOLIDS DISCHARGED

	2021	2020
Total (T)	428	575
Relative to sales (T/million euros)	0.09	0.11

NATURAL GAS

BY DIVISION

kWh	2021	2020	2019
Bioscience	428,750,497	373,530,824	388,359,652
Diagnostic	27,263,806	25,751,915	24,809,400
Hospital	17,191,989	20,629,846	24,019,915
Bio Supplies	1,075,999	716,183	1,028,809
Total	**474,282,291**	**420,628,768**	**438,217,776**

BY REGION

kWh	2021	2020	2019
Spain*	168,964,411	172,171,007	176,214,583
U.S.	280,605,846	245,442,818	261,524,254
ROW	24,712,034	3,014,943	478,939
Total	**474,282,291**	**420,628,768**	**438,217,776**

*Cogeneration plant natural gas consumption is included in Spain totals

VALUE RELATIVE TO SALES

kWh/million euros	2021	2020	2019
Bioscience	112,386	88,045	97,249
Diagnostic	34,994	33,190	33,819
Hospital	121,765	173,835	178,666
Bio Supplies	4,766	3,196	3,860
Total	**96,143**	**78,769**	**85,947**

VALUE RELATIVE TO PRODUCTION

kWh/production index	2021	2020	2019
Bioscience*	10.0	8.2	8.1
Diagnostic**	34,994	33,190	33,819
Hospital***	0.7	0.8	1.0
Bio Supplies**	4,766	3,196	3,860

Production index: * Liters of plasma: fractionated + equivalent / ** sales / ***Liters dosed and filed

GRIFOLS 244 2021 Consolidated Directors' Report

TOTAL ENERGY CONSUMPTION

TOTAL ENERGY CONSUMPTION

kWh	2021	2020	2019
Bioscience	790,610,145	714,646,381	704,141,701
Diagnostic	60,452,566	59,045,724	57,550,487
Hospital	30,706,973	33,818,760	39,710,492
Bio Supplies	15,195,218	16,214,210	10,303,917
Others	483,387	330,561	226,747
Total	**897,448,289**	**824,055,636**	**811,933,344**

CONSUMPTION VALUE RELATIVE TO SALES

kWh	2021	2020	2019
Bioscience	207,238	168,449	176,324
Diagnostic	77,592	76,100	78,449
Hospital	217,487	284,970	295,377
Bio Supplies	67,305	72,356	38,658
Others	12,201	10,332	9,936
Total	**181,923**	**154,316**	**159,244**

COGENERATION PLANT

	2021	2020	2019
Natural gas consumed (kwh)	114,018,162	113,433,940	114,823,979
Total electricity generated (kwh)	41,712,040	41,257,500	40,567,330
Useful heat recovered (kwh)	30,857,670	30,522,770	30,827,760
Global output	70.4%	70.4%	69.4%
Primary energy saving (pes)	15.1%	16.0%	13.9%
CO_2 emissions (t)	20,751	20,418	20,898
CO_2e emissions savings (t)	3,676	3,880	3,363

Emissions savings have been calculated following the basis of the European Union Emission Trading Scheme EU ETS.

MAIN MATERIALS CONSUMED

MAIN MATERIALS CONSUMED BIOSCIENCE

Absolute value (T)	2021	2020	2019
Sorbitol	1,163	1,405	1,891
Ethanol	2,730	3,071	3,303
Polyethylene glycol	1,749	1,597	2,088
Glass packaging	2,750	321	292
Total	**8,392**	**6,394**	**7,574**

MAIN MATERIALS CONSUMED DIAGNOSTIC

Absolute value (T)	2021	2020	2019
Circuit boards (units)	40,344	41,340	39,144
PP Plastic Cards	279	269	265
Glass packaging	28	33	23
Plastic reagent packaging	21	20	18
Red cell reagents (liters)	275,435	263,294	234,382
PVC pellets, flat tubes and sheets	121	505	463

MAIN MATERIALS CONSUMED HOSPITAL

Absolute value (T)	2021	2020	2019
PP	832	931	798
Glucose	148	276	192
Sodium chloride	208	204	246
Glass packaging	238	1,162	930
Total	**1,426**	**2,573**	**2,166**

GRIFOLS 245 2021 Consolidated Directors' Report

WASTE

GENERATED WASTE BY TYPE AND DISPOSAL METHOD ABSOLUTE VALUE

T		TREATMENT	2021	2020
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	579	695
		Reused	65	97
		Recycled	2,509	2,745
	Non-hazardous waste	Energy recovered and by-products	5,587	5,416
		Reused	258	218
		Recycled	13,376	9,080
		Composted	1,882	2,025
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	244	0
		Incineration (without energy recovery)	19	0
		Landfill disposal	0	5
		Other disposal treatments	5,416	6,809
	Non-hazardous waste	Incineration (with energy recovery)	12	0
		Incineration (without energy recovery)	18	27
		Landfill disposal	14,129	20,076
		Other disposal treatments	855	1,785
Total			**44,949**	**48,978**

GENERATED WASTE BY TYPE AND DISPOSAL METHOD RELATIVE VALUE

T/million euros		TREATMENT	2021	2020
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	0.12	0.13
		Reused	0.01	0.02
		Recycled	0.51	0.51
	Non-hazardous waste	Energy recovered and by-products	1.13	1.01
		Reused	0.05	0.04
		Recycled	2.71	1.70
		Composted	0.38	0.38
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	0.05	0.00
		Incineration (without energy recovery)	0.00	0.00
		Landfill disposal	0.00	0.00
		Other disposal treatments	1.10	1.28
	Non-hazardous waste	Incineration (with energy recovery)	0.00	0.00
		Incineration (without energy recovery)	0.00	0.01
		Landfill disposal	2.86	3.76
		Other disposal treatments	0.17	0.33

ABSOLUTE VALUE BY DIVISION

T	2021	2020	2019
Bioscience	40,995	44,746	41,906
Diagnostic	1,342	1,302	833
Hospital	1,260	1,122	1,219
Bio Supplies	1,309	1,763	1,790
Others	42	45	86
Total	**44,949**	**48,978**	**45,834**

ABSOLUTE VALUE BY COUNTRY

T	2021	2020	2019
Spain	5,702	5,846	5,888
U.S.	37,577	41,689	38,556
ROW	1,669	1,443	1,390
Total	**44,949**	**48,978**	**45,834**

GRIFOLS 246 2021 Consolidated Directors' Report

ANNEX

Grifols has performed an exposure analysis to the following climate risks under the SSP2-RCP4.5 scenario for the eleven most relevant company facilities, obtaining the following results:

GENERAL TYPE OF RISK	PARTICULAR TYPE OF RISK	CLIMATE THREAT	TIME HORIZON	SEVERITY (IMPACT X PROBABILITY)
Physical	Chronic	Reduced availability of water resources	Long	High
Physical	Acute	Forest fires	Short	Medium
Physical	Chronic	Increased global temperature	Long	Medium
Physical	Acute	Extreme rainfall: torrential rains, hailstorms, snowfall, etc.	Long	Low
Physical	Acute	Pluvial and fluvial floods	Long	Low
Physical	Acute	Rapid alteration of land morphology	Short	Low
Physical	Acute	Extreme weather events: Cyclones, hurricanes, typhoons, and tornadoes	Long	Low
Physical	Acute	Extreme coastal phenomena	Long	N/A
Physical	Chronic	Rising sea levels	Long	N/A
Transition	Policy and legal	New legal requirements related to the reduction of GHG emissions	Short	High
Transition	Policy and legal	New legal requirements related to energy efficiency	Short	Medium
Transition	Policy and legal	New information reporting requirements	Short	Low
Transition	Policy and legal	Increased exposure to environmental litigation/infractions	Short	Low
Transition	Policy and legal	New legal requirements related to waste management	Medium	Low

247 2021 Consolidated Directors' Report GENERAL TYPE OF RISK PARTICULAR TYPE OF RISK CLIMATE THREAT TIME HORIZON SEVERITY (IMPACT X PROBABILITY) Transition Policy and legal New legal requirements related to infrastructure security Medium Low Transition Policy and legal New legal requirements related to the protection of the environment Medium Low Transition Market Resource availability variation Long High Transition Market Change of insurance conditions Medium Medium Transition Market Inadequate insurance coverage Medium Medium Transition Market Changes in client preferences Short Low Transition Market Geopolitical and social instability Long Low Transition Market Difﬁculties in obtaining ﬁnancing Medium Medium Transition Technological Transition to low-emission technologies Short High Transition Technological Increased operational difﬁculties of equipment and facilities Medium Medium Transition Reputational Changes in customer perception Short Medium Transition Reputational Degradation of reputation due to the use of resources/services Short Low Transition Reputational Increased stakeholder concerns or negative stakeholder feedback Short Low Transition Reputational Non-compliance with climate objectives Short Low

11 ABOUT THIS REPORT This annual report reﬂects Grifols' commitment to transparency regarding the ongoing efforts made by the company to continue to move forward in its ﬁnancial and non-ﬁnancial performance. These disclosures comply with current legislation, as well as provide an overview of our contribution to the SDGs.

What 's included Financial information Non-ﬁnancial information Materiality, GRI, SABS, Law 11/2018 and SDGs Methodologies Input&OutPut, Total Tax Contribution, SROI, Gender Pay Gap and TCFD • Metho

250 2021 Consolidated Directors' Report ABOUT THIS REPORT In its commitment to transparency and efﬁciency, Grifols has prepared its Consolidated Directors' Report based on the recommendations contained in the “International Integrated Reporting Framework” of the International Integrated Reporting Council (IIRC) and the “International Integrated Reporting Council (IIRC), the “Guidelines for Preparation of the Listed Company Management Reports” of the Spanish National Securities Market Commission. This Integrated Annual Report presents Group's ﬁnancial and non-ﬁnancial information which complies with the provisions of current regulations1. This report also includes the Statement of Non- Financial Information (see Annex I “Index of context required by Law 11/2018, of December 28, regarding non-ﬁnancial information and diversity”) also presents the impact of its business on environmental and social issues, as well as on workforce, on human rights and the ﬁght against corruption and bribery, including any measures that may have been adopted to support the principle of equality and opportunity among men and women, non-discrimination and inclusion of the disabled and universal accessibility. This report has been prepared in accordance with the GRI Standards: Core Option, as detailed in Annex II “GRI Content Index”. In addition, the SASB standards referring to the “Biotechnology and Pharmaceuticals” sector have been included, as can be seen in Annex III “SASB Content Index”. In addition, this report shows Grifols' commitment in relation to its contribution to the Sustainable Development Goals. Annex IV “Index of Grifols' contribution to the SDGs” contains the list of the SDGs to which it contributes, as well as a detail of the main contributions made in 2021. The ﬁnancial information presented in this report, unless expressly stated to the contrary, coincides with the Consolidated Financial Statements for the year ended December 31, 2021 and should be read jointly with the 2021 Consolidated Financial Statements, which have been subject to an external audit. Some of the ﬁnancial indicators and ratios are classiﬁed as Alternative Performance Metrics (APMs) in accordance with European Securities Markets Authority (ESMA) guidelines. Annex V, “Non-GAAP Measures Reconciliation”, includes the reconciliation between the adjusted ﬁgures and those corresponding to IFRS-EU ﬁnancial information. (1) Among others, the Spanish Code of Commerce, the Consolidated Text of the Spanish Companies Act and Law 11/2018 (28 December), which amends the Code of Commerce, the Spanish Companies Act and the Audit Act with respect to non-ﬁnancial and diversity information, and transposes Directive 2014/95/ EU regarding the disclosure of non-ﬁnancial information into Spanish Law. Bases for the preparation of the non-ﬁnancial information statement In compliance with Law 11/2018, of December 28, regarding non-ﬁnancial information and diversity, Grifols includes its Non-Financial Information Statement (EINF, for its initials in Spanish) in the Consolidated Directors' Report for the period January 1 to December 31, 2021 as a separate document from the consolidated annual accounts. This report is public and can be consulted on the corporate website www.grifols.com. Grifols has analyzed the materiality of the requirements by Law 11/2018, taking into account the opinion of its main stakeholders. As shown in Annex I, “Index of the contents required by Law 11/2018, of December 28”, the EINF has been prepared taking into the GRI Standards selected for those requirements considered material for the business. 102-43, 102-46, 102-49

251 2021 Consolidated Directors' Report Scop of this report This report covers the period from January 1 to December 31, 2021, corresponding with Grifols' ﬁscal year. In sections with historical data, ﬁgures appear from the last three years (2019-2021), classiﬁed by Grifols' four main divisions (Bioscience, Hospital, Diagnostics and Bio Supplies) and regions. For the purposes of this report, Grifols S.A. and its subsidiaries will be considered “Grifols”. The information reported includes all subsidiaries with a shareholding of more than 51%, meaning all companies in which the Company has control and therefore are fully consolidated. A list of Grifols subsidiaries is available in Appendix I in the 2021 Consolidated Financial Statements. Financial information included in this report comes from the Consolidated Financial Statements of the ﬁscal year ending on December 31, 2021. The report addresses the entirety of Grifols' operations, ranging from procurement (including plasma collection) and manufacturing processes to commercial subsidiaries, taking into consideration the following points: Principles • Due to the complexity and global distribution of Grifols' business operations, the scope of some of the quantitative indicators may differ from the established standard. In cases in which reported indicators have exceptions to the scope, these have been adequately identiﬁed • The indicators contained herein were compiled by Grifols. The procedure used to obtain information ensures methodological rigor and historical comparisons. Chapter 10; Environement and climate change: • The data provided by Grifols in this section represents both its production and commercial activity, except for the commercial subsidiaries with less than 10 employees. • Since most of Grifols' manufacturing facilities are based in the U.S. and Spain, the environmental information included in this section is classiﬁed by division and region: U.S., Spain and Rest of the World. Chapter 8, Our people: • Grifols has included ﬁgures from the past two years and classiﬁed them by gender (male, female), age and region (North America, Europe and ROW) in all cases where historical ﬁgures are available. Europe includes the Czech Republic, France, Germany, Ireland, Italy, Poland, Portugal, Spain, Sweden, Switzerland. • The ﬁgures provided by Grifols related to the training hours, include all the companies except: Medion Grifols Dignostic, AG, Araclon Biotech, S.L., Goetech, LLC, Grifols Worlwide Operations USA, Inc, Alkahest, Inc, Grifols Inn and New Technologies Limited, Plasmavita Healthcare GmbH, Plasmavita Healthcare II GmbH, GigaGen Inc, Grifols Canada Therapeutics Inc. and Green Cross America, Inc. The ﬁgures included represents 95.9% of the total Grifols workforce as of December 31, 2021. • The scope in the indicators of absenteeism, people with disabilities and in the calculation of accident rates only includes data from the US, Spain, Ireland and Germany This report has been prepared in accordance with the GRI Standards: Core option. Grifols deﬁned the content of this report using GRI standards: • Stakeholder inclusiveness: Grifols maintains an ongoing dialogue with its stakeholders. The group is able to effectively address their expectations and interests by anticipating their needs. • Context of sustainability: Grifols aspire to contribute to economic, environmental and social progress on local, regional and global levels. Its 2021 performance is contextualized within its countries of operation. • Materiality: This report features the corporate issues that had the greatest economic, environmental and social impact, as well as those that could signiﬁcantly shape stakeholder decisions and evaluations. • Completeness: The topics highlighted in this report adequately reﬂect the group's most signiﬁcant social, economic and environmental impacts, and allow stakeholders to assess their effectiveness thro assess their effectiveness throughout the 2021 ﬁscal year. 102-46, 102-49

252 2021 Consolidated Directors' Report Stakeholders relations Deeply aware of the vital role that stakeholders play in its success, therefore, Grifols has identiﬁed them and established adequate communication channels in order to ensure an open and ﬂuid dialogue and stay abreast of their needs and expectations. This report is an additional channel to provide information to all stakeholders in a clear, concise serves as yet another platform to offer information to stakeholders in a clear, concise and ethical manner. Grifols uses a variety of communication channels to interact with its stakeholder groups, including its corporate website. Grifols has prepared this report and has deﬁned its content in line with the interest and expectations of its stakeholders. The following table summarize the main channels of communication with several stakeholders: Stakeholders Communication Channels Patients, patient organizations Grifols has open lines for on-going communications (email, phone calls). It organizes monthly calls with patient organizations to discuss key updates, topics and events. Plasma donors Grifols provides information to plasma donors through its website, educational videos and other communication channels. Donors can communicate with Grifols through plasma collection centers and the website. Customers Grifols engages with customers (public and private; wholesalers, distributors, group purchasing organizations (GPOs), blood banks, hospitals and care institutions, National Health Systems) to provide clear and honest information about all of our products. Regulatory bodies Grifols uses formal channels when engaging with regulatory bodies such as the FDA, EMA and AEMPS and others, for matters related to clinical trials, plasma donation center authorizations, validation of production facilities and other authorizations regarding the commercialization of therapeutic treatments, including new drugs, indications. Suppliers (non-plasma materials) Formal communication channels are used during certiﬁcation processes, assessments and audits. For daily operations, informal channels are also used. Financial community As appropriate, Grifols discloses material information in compliance with regulations of stock exchanges where the company is listed (CNMV, SEC, NASDAQ, ISE, etc.) and uses the suitable channel for each case. Grifols communicates with all of its shareholders, investors, analysts and other stakeholders by organizing and attending meetings, including General Shareholders Meetings, work meetings, conference calls and roadshows. Furthermore, Grifols publishes an annual report and quarterly earnings releases, and press releases on the Grifols corporate website and makes them available through distribution lists when necessary. Grifols hosts an annual capital-markets day designed speciﬁcally for investors and analysts that features more in-depth management presentations. Employees Grifols maintains a continuously updated intranet site for employees, and has a screen system in their facilities that displays information of general interest for its employees. It also publishes an in-house magazine (Revista GO) and organizes biannual meetings, as well as engaging in informal day-to-day communications with employees. Meetings with the employees' legal representatives are also regularly held. Local community & NGOs Grifols works collaboratively and in partnership with numerous NGOs through its foundations and directly and supports a range of community initiatives in locations where the company operates. Media Grifols maintains clear and transparent communications with journalists and other media representatives. The company publishes press releases to announce important events like quarterly and annual results, organizes regular visits to manufacturing facilities and hosts an annual meeting with journalists (Annual Press Day). Scientiﬁc community, research partners Collaboration with research partners and other scientiﬁc institutions is essential to the ongoing innovation of Grifols products and processes. Activities with the scientiﬁc community include involvement in R&D+i projects, investments and partnerships. Institutional bodies Institutional bodies, trade groups and other professional organizations are engaged in both formal and informal channels to organize forums, congresses and other business-related meetings. 102-40, 102-42, 102-43

253 2021 Consolidated Directors' Report Materiality Grifols has decided to anticipate the effectiveness of the new GRI and prepare a materiality study according to the new GRI universal standards, speciﬁcally GRI 3: Material Topics 2021, which will be of effective fulﬁllment in 2023. This study allows the company to learn about material matters that represent the most signiﬁcant impacts of the organization in the economy, environment, and society, including human right impacts. The methodology is divided into two parts, on the one hand the identiﬁcation and assessment of impacts and on the other hand the determination of material aspects to be reported, and within each of these the following phases are broken down: This study has permitted to identify material issues based on the organization's impacts. Subsequently, the impact of each of them in Grifols' value creation has also been analyzed, resulting in the double- materiality matrix. Identiﬁcation and assessment of impacts 1.1. Context assessment In this ﬁrst step, the activities developed by Grifols at a high level and commercial relationships have been analyzed, taking into consideration Interest Groups (IG) and Business Partners (BP) of the company, as well as the sustainability context in which they occur. 1. IDENTIFICATION AND ASSESSMENT OF IMPACTS 2. DETERMINATION OF MATERIAL ASPECTS TO BE REPORTED CONTEXT ASSESSMENT PRIORITIZATION OF THE MOST SIGNIFICANT IMPACTS IDENTIFICATION OF CURRENT AND POTENTIAL IMPACTS DETERMINATION OF MATERIAL ASPECTS IMPACT ASSESSMENT 1.2. Identiﬁcation of current and potential impacts In order to identify positive and negative impacts that Grifols can generate with its activity, press analysis and various studies and reports at a global and national level on the sector are analyzed. At the same time, a benchmarking is carried out with other companies in the sector to ﬁnd out the main impacts identiﬁed. Based on this analysis and the results of the previous context analysis, a list is drawn up with the impacts generated, or likely to be generated, both positive and negative. As an example, some of the identiﬁed impacts are: • Direct positive impact: development of new technologies. • Direct negative impact: reduction of available water due to its high consumption. • Indirect positive impact: indirect job creation • Indirect negative impact: job insecurity in the supply chain 1.3. Impact assessment As from the list of impacts of the previous phase, it is analyzed: • The probability that this impact will occur (for current impacts this indicator has not been evaluated). • The severity of the impact, taking into account: – The magnitude of that impact, how serious or beneﬁcial that impact is. – The scope, how widespread the impact is, for example the number of people affected or the extent of environmental damage. – The mitigation capacity, how difﬁcult it is to repair the damage caused. (this indicator has not been evaluated for positive impacts). The results of this evaluation have been validated both by Grifols managers and by experts in the sector. 102-43, 102-44, 102-46

GRIFOLS 254
2021 Consolidated Directors' Report

Determination of material aspects to be reported

2.1 Prioritization of the most significant impacts

Based on the results of the evaluation of the previous phase, a matrix of impacts is prepared based on their probability and severity, which allows identifying those impacts with greater significance, which are the ones that will be considered in the next phase.

2.2. Determination of material aspects

The selected impacts are grouped and correlated with the different material aspects, obtaining the following list.

From this list, a prioritization exercise has been carried out on the issues based on their impact on the creation of value for Grifols. For this, the opinion of various company agents has been considered.

These results have been crossed with the results of the previous phases, giving rise to the following double-materiality matrix.

Material Aspects	Link with Grifols strategy	SASB	SDG
Circular economy and resource management	Environmental responsibility		12. Responsible consumption and production
Climate change	Environmental responsibility		13. Climate Action
Energy efficiency	Environmental responsibility		7. Affordable and clean energy
Human rights	Ethical commitment	HC-BP-210a.3	
Ethical code and good business practices	Ethical commitment	HC-BP-270a.2 HC-BP-510a.2	8. Decent work and economic growth 5. Gender equality
Health contribution (patients and society)	Commitment to patients and donors Impact on society	HC-BP-000A HC-BP-240a.1 HC-BP-240b.1 HC-BP-240b.2 HC-BP-240b.3	3. Good health and well-being
Employee commitment	Our People		8. Decent work and economic growth 5. Gender equality
Data protection and cybersecurity	Impact on society	HC-BP-260a.1	
Innovation and knowledge generation	Innovation	HC-BP-330a.1 HC-BP-330a.2 HC-BP-000B	9. Industry, innovation and infrastructure
Contribution to Society	Impact on society		3. Good health and well-being 8. Decent work and economic growth
Product safety and quality	Commitment to patients and donors	HC-BP-250a.1 HC-BP-250a.2 HC-BP-250a.3 HC-BP-250a.4 HC-BP-250a.5	3. Good health and well-being
Plasma and donors	Commitment to patients and donors	HC-BP-210a.1	3. Good health and well-being

102-44, 102-46, 102-47

255 2021 Consolidated Directors' Report EXTERNAL RELEVANCE INTERNAL RELEVANCE Double-entry materiality matrix 20 18 16 14 12 10 8 6 4 2 0 0123456 1 Circular economy and resource management 2 Climate change 3 Energy efﬁciency 4 Human rights 5 Ethical code and good business practices 6 Health contribution (patients and society) 7 Employee commitment 8 Data protection and cybersecurity 9 Innovation and knowledge generation 10 Contribution to society 11 Product safety and quality 12 Plasma and donors 2 4 10 8 7 6 9 3 1 5 12 11 102-44, 102-46, 102-47 This matrix has been validated by the Grifols Sustainability Committee. Content deﬁnition The “GRI Content Index” section of this report shows the GRI Standards associated to each issue, its coverage according to the Disclosure 103-1 from the GRI Standard GRI 103 and the location of the response for each of them.

256 2021 Consolidated Directors' Report ANNEX I. “INDEX OF CONTENTS REQUIRED BY LAW 11/2018, OF DECEMBER 28” The seleted GRI Disclosures below refer to those published in 2016, except those that have undergone and in which case the year of publication is indicated. Information requested by the Law 11/2018 Materiality Page number(s) Reporting criteria: GRI (2016 version except ndicated) General information A brief description of the business model that includes its business environment, its organization and structure Material 14, 8-9, 37 GRI 102-2 GRI 102-7 Markets in which it operates Material 14 - 17, 259 GRI 102-3 GRI 102-4 GRI 102-6 Objectives and strategies of the organization Material 27 - 28, 32 GRI 102-14 Main factors and trends that can affect its future evolution Material 44 - 46 GRI 102-14 Reporting framework used Material 250 GRI 102-54 Principle of materiality Material 250 - 255 GRI 102-46 GRI 102-47 Environmental Issues Management approach: description and results of the policies related to these issues, as well as the main risks related to those issues related to the group's activities. Material 208 - 212 GRI 102-15 GRI 103-2 Detailed general information Detailed information on the actual and predictable effects of the company's activities on the environment and, when applicable, health and safety. Material 211 - 212 GRI 102-15 Environmental assessment or certiﬁcation procedures Material 213 GRI 103-2 Resources dedicated to the prevention of environmental risks Material 213 GRI 103-2 Application of the precautionary principle Material 213 -214 GRI 102-11 Amount of provisions and guarantees for environmental risks Material 214 - 215, 240 GRI 103-2 Contamination Measures to prevent, reduce or repair emissions that seriously affect the environment; considering any form of activity-speciﬁc air pollution, including noise and light pollution Material 216 - 220, 240 GRI 103-2 GRI 305-7

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Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria: GRI (2016 version except ndicated)
Circular Economy and Waste Prevention and Management			
Prevention, recycling, reutilization and other recovery and waste disposal measures.	Material	236 - 237, 245	GRI 103-2 GRI 306-3 (2020) GRI 306-4 (2020) GRI 306-5 (2020)
Actions to fight food waste	Not material	254	No aplica
Sustainable Use of Resources			
Water consumption and supply in accordance with the local limitations	Material	230 - 231, 242 - 243	GRI 303-5 (2018)
Consumption of raw materials and measures taken to improve the efficiency of their use	Material	235, 244	GRI 301-1
Direct and indirect energy consumption	Material	232 - 234, 241, 244	GRI 302-1 GRI 302-3
Measures taken to improve energy efficiency	Material	216, 219	GRI 103-2 GRI 302-4
Use of renewable energy	Material	216, 233	GRI 302-1
Climate Change			
Greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces	Material	228 - 229, 240 - 241	GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4
Measures taken to adapt to the consequences of climate change	Material	221 - 227	GRI 103-2 GRI 201-2
Voluntary measures for medium and long-term reduction goals to reduce greenhouse gas emissions and the means implemented for this purpose	Material	216 - 218	GRI 103-2
Biodiversity Protection			
Measures taken to preserve or restore biodiversity	Material	238	GRI 103-2
Impacts caused by activities or operations in protected areas	Material	238	GRI 304-2
Social and Personnel matters			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	79	GRI 102-15 GRI 103-2
Employment			
Total number and distribution of employees by country, gender, age and professional category	Material	152, 170-173	GRI 102-8 GRI 405-1
Total number and distribution of employment contract modalities and annual average of indefinite contracts, temporary contracts and part-time contracts by gender, age and professional category	Material	152	GRI 102-8
Number of dismissals by gender, age and professional classification	Material	173-174	GRI 103-2 GRI 401-1

258 2021 Consolidated Directors' Report Information requested by the Law 11/2018 Materiality Page number(s) Reporting criteria: GRI (2016 version except ndicated) Average remuneration and its evolution disaggregated by sex, age and professional classiﬁcation or equal value Material 164, 177-179 GRI 103-2 GRI 405-2 Gender gap, the remuneration of equal or average company jobs Material 162-163 GRI 103-2 GRI 405-2 Average remuneration of directors and executives, including variable remuneration, allowances, allowances, payment to long-term savings forecasting systems and any other perception disaggregated by sex Material 63-64 GRI 103-2 GRI 405-2 Implementation of policies work disconnection Material 169 GRI 103-2 Number of employees with disabilities Material 155 GRI 405-1 b Organization of Work Organization of working time Material 148, 169 GRI 103-2 Number of hours of absenteeism Material 174-175 GRI 103-2 Measures aimed at facilitating the enjoyment of conciliation and promoting the co-responsible exercise of these by both parents Material 169 GRI 103-2 GRI 401-3 Health and Safety Health and safety conditions at work Material 168-169 GRI 103-2 GRI 403-1 (2018) GRI 403-2 a (2018) GRI 403-3 (2018) GRI 403-7 (2018) Occupational accidents, their frequency and severity, as well as occupational diseases; disaggregated by gender Material 176 GRI 403-9 a, d, e (2018) GRI 403-10 a (2018) Social Relationships Organization of social dialogue including procedures for informing and consulting staff and negotiating with them Material 166 GRI 103-2 Percentage of employees covered by collective agreement by country Material 167 GRI 102-41 Balance of collective agreements, particularly in the ﬁeld of health and safety at work Material 167 GRI 403-4 (2018) Training Policies implemented in the ﬁeld of training Material 156 - 161 GRI 103-2 GRI 404-2 Total number of training hours by professional category Material 175 GRI 404-1 GRI 404-3 Universal accessibility Integration and universal accessibility of people with disabilities Material 155 GRI 103-2

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Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria: GRI (2016 version except ndicated)
Equality			
Measures taken to promote equal treatment and opportunities for women and men	Material	61, 154	GRI 103-2 GRI 405-1
Equality plans, measures taken to promote employment, protocols against sexual and gender harassment	Material	154	GRI 103-2
Policy against all types of discrimination and, when applicable, diversity management	Material	154	GRI 103-2 406-1
Respect for human rights			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	24 -25, 58, 68 - 73, 90, 98	GRI 103-2
Aplicación de procedimientos de diligencia debida			
Application of due diligence procedures in the field of human rights and prevention of risks of violation of human rights and, where appropriate, measures to mitigate, manage and repair possible abuses committed	Material	24, 58	GRI 102-16
Complaints for cases of human rights violation	Material	69, 154	GRI 103-2 GRI 406-1
Measures implemented to promote and comply with the provisions of the ILO fundamental conventions related to respect for freedom of association and the right to collective bargaining; the elimination of discrimination in employment and occupation; the elimination of forced or compulsory labor; the effective abolition of child labor	Material	24, 58, 68, 154, 166	GRI 103-2
Fight against corruption and bribery			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	24 - 25, 58, 68 - 73	GRI 103-2 GRI 102-16
Measures taken to prevent corruption and bribery	Material	71, 72	GRI 103-2 GRI 205-3
Measures to fight money laundering	Material	70	GRI 103-2
Contributions to foundations an NGOs	Material	75, 207	GRI 102-13
Information about society			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	67	GRI 102-15 GRI 103-2
Commitment of the company to sustainable development			
The impact of the company's activity on employment and local development	Material	19, 187-189	GRI 103-2
The impact of society's activity on local populations and in the territory	Material	190-195	GRI 103-2
The relations maintained with the actors of the local communities and the modalities of the dialogue with these	Material	183, 250	GRI 102-43
Partnership or sponsorship actions	Material	184, 197-207	GRI 103-2

260 2021 Consolidated Directors' Report Information requested by the Law 11/2018 Materiality Page number(s) Reporting criteria: GRI (2016 version except ndicated) Subcontracting and suppliers Inclusion in the purchasing policy of social, gender equality and environmental issues Material 102, 105 GRI 103-2 Consideration in the relations with suppliers and subcontractors of their social and environmental responsibility Material 102, 105 - 106 GRI 102-9 Supervision and audit systems and their results Material 106, 261 GRI 102-9 Consumers Measures for the health and safety of consumers Material 104, 107 - 108, 112 - 118 GRI 103-2 GRI 416-1 Complaint systems, complaints received and resolution thereof Material 109 GRI 103-2 GRI 418-1 Tax information Proﬁt obtained country by country Material 52 GRI 103-2 Taxes earned on beneﬁts paid (per country) Material 52 GRI 103-2 Public grants received (per country) Material 48 GRI 201-4

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ANNEX II: GRI CONTENT INDEX

GRI MATERIALITY DISCLOSURES SERVICE 2022

For the Materiality Disclosures Service, GRI Services reviewed that the GRI content index is clearly presented and the references for Disclosures 102-40 to 102-49 align with appropriate sections in the body of the report. The service was performed on the Spanish version of the report.

GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
GRI 101: Foundation 2016				
General Contents				
GRI 102: General disclosures 2016	**Organitzational profile**			
	102-1	Name of the organization	Grifols S.A.	
	102-2	Activities, brands, products, and services	14	
	102-3	Location of headquarters	Avinguda de la Generalitat, 152-158 08174 Sant Cugat del Vallés	
	102-4	Location of operations	16 - 17	
	102-5	Ownership and legal form	Available in the Annual Corporate Governance Report at https://www.grifols.com/es/annual-corporate-governance-report	
	102-6	Markets served	14 -17	
	102-7	Scale of the organization	8 - 9, 37	
	102-8	Information on employees and other workers	152	
	102-9	Supply chain	105 - 106, 114, 116, 118, 119	
	102-10	Significant changes to the organization and its supply chain	8, 10- 11, 32, 45 - 48	
	102-11	Precautionary Principle or approach	210, 212 - 213	
	102-12	External initiatives	Grifols has not adopted any economic, environmental or social principles or initiatives developed externally	
	102-13	Membership of associations	207	
	Strategy			
	102-14	Statement from senior decision-maker	5 - 7	
	Ethics and Integrity			
	102-16	Values, principles, standards, and norms of behavior	26, 58	
	Governance			
	102-18	Governance structure	59	
	Stakeholder engagement			
	102-40	List of stakeholder groups	183, 252

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GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
GRI 102: General disclosures 2016	102-41	Collective bargaining agreements	Employees of some of Grifols' subsidiaries in Spain, Italy, France, Argentina and Brazil are covered by collective agreements. In 2021, 4,439 employees were covered by these agreements, which represents 19% of the total group employees	
	102-42	Identifying and selecting stakeholders	252	
	102-43	Approach to stakeholder engagement	250 - 252 - 253	
	102-44	Key topics and concerns raised	253 - 255	
	Reporting Practices			
	102-45	Entities included in the consolidated financial statements	The list of Grifols subsidiaries can be found in Annex I of the Consolidated Annual Accounts through the link: https://www.grifols.com/es/annual-accounts	
	102-46	Defining report content and topic Boundaries	250 - 251, 252 - 255	
	102-47	List of material topics	254 - 255	
	102-48	Restatements of information	All information with a temporal or organizational scope other than 2020 is properly indicated and accompanied by a clarification.	
	102-49	Changes in reporting	250 - 251	
	102-50	Reporting period	250	
	102-51	Date of most recent report	The 2020 Integrated Annual Report was published in February 2021	
	102-52	Reporting cycle	Anual	
	102-53	Contact point for questions regarding the report	GRIFOLS S.A. - Investor Relations Avinguda de la Generalitat, 152 Parc empresarial Can Sant Joan 08174 Sant Cugat del Vallès, Barcelona - España Contact information: Tel. (+34) 935 710 221 Fax: (+34)34 935 712 201 inversores@grifols.com	
	102-54	Claims of reporting in accordance with the GRI Standards	This report has been prepared according to the GRI standards: essential option	
	102-55	GRI content index	261	
	102-56	External assurance	289

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GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
Material aspects				
Circular economy and resource management				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	210 - 213	
	103-3	Evaluation of the management approach	218 - 220, 226	
GRI 301: Materials 2016	301-1	Materials used by weight or volume	235, 244	Given the nature of the materials used by Grifols, the breakdown by renewable and non-renewable is not applicable.
	301-3	Reclaimed products and their packaging materials	235, 245	
GRI 303: Water and Effluents 2018	303-1	Interactions with water as a shared resource	230	
	303-2	Management of water discharge-related impacts	231	
	303-3	Water withdrawl	230-231, 242	
	303-4	Water discharge	231, 243	
	303-5	Water consumption	230-231, 242-243	
GRI 306: Waste 2020	306-1	Waste generation and significant waste-related impacts	236-237	
	306-2	Management of significant waste-related impacts	236-237 Management platforms, tracking sheets, internal spreadsheets and reports from waste managers are used to collect and track data associated with waste quantities. This data is fed into the SAP Sustainability Performance Management platform.	Information regarding significant waste-related impacts is not available for publication in this report. Specific measures are being taken in the collection of information and the data processing process to be able to provide this detail in the next five years.
	306-4	Waste diverted from disposal	236-237, 245	
	306-5	Waste directed to disposal	236-237, 245	
GRI 307: Environmental Compliance 2016	307-1	Non-compliance with environmental laws and regulations	213	
Climate change				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	210, 213, 216, 221, 228 - 229	
	103-3	Evaluation of the management approach	218 - 220, 226	
GRI 201: Economic Performance 2016	201-2	Financial implications and other risks and opportunities due to climate change	222 - 225

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GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions	228, 240-241	
	305-2	Energy indirect (Scope 2) GHG emissions	228, 240-241	
	305-3	Other indirect (Scope 3) GHG emissions	228, 240-241	
	305-4	GHG emissions intensity	228, 240-241	
	305-6	Reduction of GHG emissions	240-241	
	305-7	Emissions of ozone-depleting substances (ODS)	228, 240-241	
Energy efficiency		Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions		
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	210, 212, 213, 216	
	103-3	Evaluation of the management approach	218 - 220, 226	
GRI 302: Energy 2016	302-1	Energy consumption within the organization	232-234, 244	
	302-3	Energy intensity	232 -234, 244 All ratios are reported using energy consumption within the organization	
	302-4	Reduction of energy consumption	232-234, 244	
Human rights				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	24 -25, 58, 68 - 73, 90, 98	
	103-3	Evaluation of the management approach	24, 69, 72	
Ethical code and good business practices				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	24 - 25, 58, 68 - 73	
	103-3	Evaluation of the management approach	24, 72- 73

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GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption	71	
	205-2	Communication and training about anti-corruption policies and procedures	72	The breakdown of training by job category is not available for publication in this report. Specific measures are being taken in the collection of information and the data processing process to be able to provide this detail in the next five years.
	205-3	Confirmed incidents of corruption and actions taken	71	
GRI 206: Anti-competitive Behavior 2016	206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	70	
GRI 207: Tax 2019	207-1	Approach to tax	49 - 53	
	207-2	Tax governance, control, and risk management	49 - 50, 53	
	207-3	Stakeholder engagement and management of concerns related to tax	49 - 50, 53	
	207-4	Country-by-country reporting	52	Breakdown of country-by-country information is not available for publication in this report.
GRI 415 Public Policy (2016)	415 -1	Political contributions	76	
GRI 417 Marketing and Labeling (2016)	417-3	Incidents of non-compliance concerning marketing communi-cations	111	
Health contribution (patients and society)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	Pg. 98-99, 182 - 183, 187	
	103-3	Evaluation of the management approach	98, 182	
GRI 416: Customer Health and Safety 2016	416-1	Assessment of the health and safety impacts of product and service categories	107, 182-186	
	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	110	
Employee commitment				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	252 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	146-150, 154, 164, 168	
	103-3	Evaluation of the management approach	150 - 151, 154, 168	
GRI 102: General Disclosures 2016	102-38	Annual total compensation ratio	177-179	
	102-39	Percentage increase in annual total compensation ratio	177-179

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GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
GRI 401: Employment 2016	401-1	New employee hires and employee turnover	New hires by region: United States: 8,438 employees, rate 52% Europe: 877 employees, rate 14% Rest of the world: 64 employees, rate 12% New hires by age group: <30: 5,324 employees, rate 82% 30-50: 3,364 employees, rate 28% >50: 691 employees, rate 15% Total number of casualties and staff turnover rate by region: United States: 9,471 employees, rate 58% Europe: 871 employees, rate 14% Rest of the world: 145 employees, rate 27% Total number of casualties and staff turnover rate by age group: <30: 5,232 employees, rate 80% 30-50: 4,261 employees, rate 36% >50: 994 employees, rate 21%	
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	All employees of the main locations with the exception of the US receive the same benefits and labor benefits according to their category regardless of the type of contract (full or part time). In the US, all full-time workers who work an average of 30 hours or more a week, as well as their partner and children, have various insurance policies (Life insurance, group accident insurance, short-term work disability insurance). term and long-term and work-related travel accident insurance). They also participate in the Employee Assistance Program, a health and wellness program (LiveWell Wellness Incentive Program and Gympass), 401k Match, reimbursement for training, vacation pay (PTO Pay, Holiday Pay) and have adoption assistance. Part-time workers receive 401k, work-related travel accident insurance, participate in the Employee Assistance Program and the LiveWell Wellness Incentive Program and Gympass.

267 2021 Consolidated Directors' Report GRI Standards GRI Disclosure Page number, URL and/or direct response Omission GRI 401: Employment 2016 401-3 Parental leave 100% of Grifols employees are entitled to maternity/paternity leave as long as it is contemplated by state, federal, regional or local laws; In 2021, 461 women and 213 men between Spain, the United States and the Rest of the World (considering Ireland and Germany) have taken parental leave. During the reporting period, 637 people (438 women and 199 men) have returned to work after ﬁnishing parental leave, which represents a return to work rate of 89% (87% in women and 96% in men). Of the total number of people who returned to work after ﬁnishing parental leave in 2020, 76% (71% women and 86% men) continue to work for the company. GRI 402: Labor/management relations 402-1 Minimum notice periods regarding operational changes Signiﬁcant operational changes in the organization that may substantially affect employees are notiﬁed with the minimum notice established in compliance with applicable legislation and collective bargaining agreements. GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees 61 GRI 406: Non-discrimination 2016 406-1 Incidents of discrimination and corrective actions taken 154 GRI 403: Occupational Health and Safety 2018 403-1 Occupational health and safety management system 168, 169 403-2 Hazard identiﬁcation, risk assessment, and incident investigation 168 403-3 Occupational health services 167, 169 403-4 Worker participation, consultation, and communication on occupational health and safety 167 403-5 Worker training on occupational health and safety 168 403-6 Promotion of worker health 168 403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships 168 403-9 Work-related injuries 169

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GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
Data protection and cybersecurity				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	77 -79	
	103-3	Evaluation of the management approach	77 - 79	
GRI 418: Customer Privacy 2016	418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	There have been no claims regarding breaches of privacy and loss of customer data	
Innovation and knowledge generation				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	156 - 157, 226	
	103-3	Evaluation of the management approach	48, 156 - 157	
GRI 404: Training and education 2016	404-1	Average hours of training per year per employee	Average hours of training per employee by gender: Women 157.96 hours and Men 107.14 hours. By professional category: Executives: 5:69 p.m. Directors: 10:36 p.m. Senior Management: 42.03h Management: 36.16h Senior Professional: 43.36h Professional: 86.84h Administrative/Manufacturing operators: 176.23 Average hours of training per employee calculated from the cumulative average workforce for the year (FTE average)	
	404-2	Programs for upgrading employee skills and transition assistance programs	158 - 160	
	404-3	Percentage of employees receiving regular performance and career development reviews	In 2021, 94.57% of all subject employees have participated in a periodic evaluation of performance and professional develop-ment. Men: 94.9% Women: 94.3% By professional category: Executives: 73.5% Directors: 91.1% Senior Management: 97.0% Management: 95.9% Senior Professional: 97.4% Professional: 96.2% Administrative/Manufacturing operators: 94.0%

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GRI Standards	GRI Disclosure		Page number, URL and/or direct response	Omission
Contribution to society				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	180, 184, 190, 194, 196 - 198, 202, 204	
	103-3	Evaluation of the management approach	181- 182, 185 - 189, 190 - 207	
GRI 201: Economic Performance 2016	201-1	Direct economic value generated and distributed	35 - 40, 44, 51 - 53	
GRI 203: Indirect Economic Impacts 2016	203-1	Infrastructure investments and services supported	Pg. 187, 192	
	203-2	Significant indirect economic impacts	Pg. 188	
Product safety and quality (GRI 416: Customer Health and Safety 2016)				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	98-99	
	103-3	Evaluation of the management approach	99	
GRI 416: Customer Health and Safety 2016	416-1	Assessment of the health and safety impacts of product and service categories	108, 112-118	
	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	110	
Plasma and donors				
GRI 103: Management Approach 2016	103-1	Explanation of the material topic and its Boundary	254 Coverage: Within and outside the organization. The organization contributes directly to the impact	
	103-2	The management approach and its components	83, 86, 90	
	103-3	Evaluation of the management approach	89-92, 93

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ANNEX III: SASB CONTENT INDEX

Sustainability Accounting Standards Board (SASB) - Biotechnology & Pharmaceuticals		
SASB Indicator	**Accounting metric**	**Disclosure and/or references**
Safety of Clinical Trial Participants		
HC-BP-210a.1	Discussion, by world region, of management process for ensuring quality and patient safety during clinical trials	77, 127 - 128 For more information please visit: https://www.clinicaltrialsregister.eu/ctr-search/search/ https://www.clinicaltrials.gov/ https://eudract.ema.europa.eu/
HC-BP-210a.2	Number of FDA Sponsor Inspections related to clinical trial management and pharmacovigilance that resulted in: (1) Voluntary Action Indicated (VAI) and (2) Official Action Indicated (OAI)	Grifols has not received any FDA Sponsor Inspections related to clinical trial management and pharmacovigilance that resulted in VAI or OAI.
HC-BP-210a.3	Total amount of monetary losses as a result of legal proceedings associated with clinical trials in developing countries	There has not been any monetary loss as a result of legal proceedings associated with clinical trials in developing countries.
Access to Medicines		
HC-BP-240a.1	Description of actions and initiatives to promote access to health care products for priority diseases and in priority countries as defined by the Access to Medicine Index	186, 198
HC-BP-240a.2	List of products on the WHO List of Prequalified Medicinal Products as part of its Prequalification of Medicines Programme (PQP)	Grifols has no products on the WHO List of Prequalified Medicinal Products.
Affordability & Pricing		
HC-BP-240b.1	Number of settlements of Abbreviated New Drug Application (ANDA) litigation that involved payments and/or provisions to delay bringing an authorized generic product to market for a defined time period	Grifols does not market generic products.
HC-BP-240b.2	Percentage change in: (1) average list price and (2) average net price across U.S. product portfolio compared to previous year	This information is not reported regarding confidentiality issues
HC-BP-240b.3	Percentage change in: (1) list price and (2) net price of product with largest increase compared to previous year	This information is not reported regarding confidentiality issues
Drug Safety		
HC-BP-250a.1	List of products listed in the Food and Drug Administration's (FDA) MedWatch Safety Alerts for Human Medical Products database	*Information available on the FDA Safety Information and Adverse Event Reporting Program website: https://www.fda. gov/safety/medwatch-fda-safety-information-and-adverse-event-reporting-program*
HC-BP-250a.2	Number of fatalities associated with products as reported in the FDA Adverse Event Reporting System	*Information available on the FDA Adverse Event Reporting System (FAERS) Public Dashboard: https://www.fda.gov/drugs/questions-and-answers-fdas-adverse-event-reporting-system-faers/fda-adverse-event- reporting-system-faers-public-dashboard*
HC-BP-250a.3	Number of recalls issued, total units recalled	110
HC-BP-250a.4	Total amount of product accepted for takeback, reuse, or disposal	*We do not accept the return of products for reuse. We collect the products for disposal in accordance with the legal requirements of each country.*

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Sustainability Accounting Standards Board (SASB) - Biotechnology & Pharmaceuticals		
SASB Indicator	**Accounting metric**	**Disclosure and/or references**
HC-BP-250a.5	Number of FDA enforcement actions taken in response to violations of current Good Manufacturing Practices (cGMP), by type	*Grifols has not received any FDA enforcement action associated with warning letters, seizures, recalls or consent decrees in 2021.*
Counterfeit Drugs		
HC-BP-260a.1	Description of methods and technologies used to maintain traceability of products throughout the supply chain and prevent counterfeiting	111, 113
HC-BP-260a.2	Discussion of process for alerting customers and business partners of potential or known risks associated with counterfeit products	*Grifols has an internal Policy for the prevention, detection and communication of counterfeiting. According to this policy, suspected counterfeit drugs and confirmation of counterfeit product detection must be notified to the corresponding regulatory authorities in a timely manner and in accordance with applicable and current regulations.*
HC-BP-260a.3	Number of actions that led to raids, seizure, arrests, and/or filing of criminal charges related to counterfeit products	*Grifols is not aware of any actions that have led to raids, seizures, arrests and/or filing of criminal charges related to counterfeit products.*
Ethical Marketing		
HC-BP-270a.1	Total amount of monetary losses as a result of legal proceedings associated with false marketing claims	111
HC-BP-270a.2	Description of code of ethics governing promotion of off-label use of products	111
Employee Recruitment, Development & Retention		
HC-BP-330a.1	Discussion of talent recruitment and retention efforts for scientists and research and development personnel	156
HC-BP-330a.2	(1) Voluntary and (2) involuntary turnover rate for: (a) executives/senior managers, (b) midlevel managers, (c) professionals, and (d) all others	173 - 174
Supply Chain Management		
HC-BP-430a.1	Percentage of (1) entity's facilities and (2) Tier I suppliers' facilities participating in the Rx-360 International Pharmaceutical Supply Chain Consortium audit program or equivalent third party audit programs for integrity of supply chain and ingredients	*Grifols does not have facilities that participate in the Rx-360 International Pharmaceutical Supply Chain Consortium audit program or equivalent programs. However, our facilities are frequently audited by the respective Health authorities of the countries in which we distribute our products. Our suppliers are audited by our own teams of auditors that ensure compliance with all the requirements requested by the health authorities.*
Business Ethics		
HC-BP-510a.1	Total amount of monetary losses as a result of legal proceedings associated with corruption and bribery	71
HC-BP-510a.2	Description of code of ethics governing interactions with health care professionals	74 - 75
Activity metrics		
HC-BP-000.A	Number of patients treated	This information is not reported regarding confidentiality issues
HC-BP-000.B	Number of drugs (1) in portfolio and (2) in research and development (Phases 1-3)	This information is not reported regarding confidentiality issues

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ANNEX IV: INDEX OF GRIFOLS' CONTRIBUTION TO THE SDGs

SDG INDEX

This index includes the SDGs, their respective targets and Grifols contribution to their achievement. The main references where supporting information on the contribution to each target can be found in the 2021 Integrated Annual Report are listed below. The report "Joining efforts. Grifols' contribution to the 2021 Sustainable Development Goals" - available at www.grifols.com - includes detailed information on the contribution to the Sustainable Development Goals.

SDG		Targets	Section within the Integrated Annual Report	Sub-section within the Integrated Annual Report	Detailed information on the contribution
Priority Objectives	SDG 3 **Good health and well-being**	3.3. End the epidemics of AIDS, tuberculosis, malaria, and neglected tropical diseases and combat hepatitis, water-borne diseases, and other communicable diseases. 3.4. Reduce pre-mature mortality from non-communicable diseases (NCDs) by one-third through prevention and treatment and promote mental health and wellbeing.	1. Grifols, dedicated to improving people's lives		
			5. From donor to patient		
			6. A responsable value chain		
			7. Innovation	Our innovation drives industry standards and contributes to scientific progress	· Innovation in plasma-derived therapies, p.130 · Opening of the first AMBAR® Center to treat Alzheimer's patients, p.131 · Gigagen: innovation beyond plasma therapies, p.132 · Alkahest: pioneers in plasma science, p.133 · Innovation in diagnostic, p.134
			9. Commited to society	Collaborations with foundations and NGOs	· Probitas Foundation: improving the health of at-risk populations, p.198-201
	SDG 8 **Decent work and economic growth**	8.5. Provide decent work for all women and men, including young people and persons with disabilities through full and productive employment with equal pay.	1. Grifols, dedicated to improving people's lives	We create value	· Socioeconomic impact, p.18-19
			8. Our people	Grifols' team opinion, the engine of improvement	· Results of *Grifols Employee Survey 2020*, p.151 · A new roadmap for further progress, p.151
				Team development	· Diversity and social inclusion to ensure success, p.153 · Equality, p.154 · Anti-discrimination actions and principles, p.154 · Integration of people with disabilities, p.155
				Quality employment	· Grifols gender pay gap: Grifols efforts to achieve equal pay, p.162 · Grifols' efforts toward pay equality, p.163 · Remunerations, p.164 · Social dialogue, p.166 · Collective labor agreements, p.167
		8.8. Protect labor rights and promote safe and secure working environments for all workers.	8. Our people	Occupational health and well-being	· Comprehensive health and safety management, p.168 · Health and safety performance, p.169 · Work-life balance measures, p.169

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SDG		Targets	Section within the Integrated Annual Report	Sub-section within the Integrated Annual Report	Detailed information on the contribution
Priority Objectives	SDG 9 **Industry, innovation and infrastructure**	9.4. Upgrade infrastructure and retrofit industries to make them sustainable and with increased resources use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes	7. Innovation	Science and innovation for a sustainable future, p. 122	
				A new structure to accelerate innovation, p. 125	
				Our innovation drives industry standards and contributes to scientific progress	· Innovation in manufacturing, p.135 · Digital innovation, p.136-137
			9. Commited to society	Promoting more sustainable public health systems	· Helping countries achieve self-sufficiency of plasma-based medicines, p.187
		9.5 Enhance scientific research, upgrade the technological capabilities of industrial sectors in all countries, including encouraging innovation and substantially increasing the number of research and development workers and public and private research and development spending.	7. Innovation	Science and innovation for a sustainable future	· R&D+i resource allocations, p. 123
				Driving innovation through research support and collaborations	· Collaboration with Access Biologicals, p.138 · IrsiCaixa collaboration, p.138 · Sponsoring global research: ISR Program, p.138 · Grifols chair for the study of cirrhosis marks its 6th anniversary, p.139 · Plasmatology, the world's first scientific journal of plasma, p.139 · Grifols Scientific Awards, p.140
				Ethics, science and innovation	· Grifols' commitment to clinical trials, p.128
				Scientific communications, p.142-143	
	SDG 12 **Responsible consumption and production**	12.2. Achieve sustainable management and efficient use of natural resources.	10. Environment and climate change	Grifols' environmental management	· Optimizing resources and mitigating environmental risks, p.212 · Environmental certifications, p.213 · Provisions and guarantees for environmental risks, p.213
				Resources allocated to mitigate environmental impacts	· Resource allocation, p.214 · Human capital for the prevention of environmental impacts, p.215
				Sustainable resource management	· Water cycle, p.230 · Energy consumption, p.232-233 · Raw materials consumption, p.235
		12.5. Substantially reduce waste generation through prevention, reduction, recycling, and reuse.	10. Environment and climate change	Grifols' environmental management	· Circular economy, p.211
				Waste	· Plasma-derived waste management, p.236 · Medication waste management, p.237 · Optimizing waste management, p.237
	SDG 13 **Climate action**	13.1. Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries.	10. Environment and climate change	The path to zero net emissions in 2050: six commitments for 2030, p.216-217	
				Climate change: mitigation and adaption	· Managing climate risks and opportunities, p.221-227 · Emissions, p.228 · Emission-reduction initiatives, p.229

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SDG		Targets	Section within the Integrated Annual Report	Sub-section within the Integrated Annual Report	Detailed information on the contribution
Relevant Objectives	SDG 4 **Quality education**	4.3. Ensure equal access for all women and men to affordable and quality technical, vocational, and tertiary education.	8. Our people	Talent management	· Attracting, incorporating and retaining stellar talent are the keys to Grifols' success, p.156 · Employee training: the foundation of sustainable growth, p.157-158 · Training programs, p.159-160 · Corporate internships, p.161
		4.5. Eliminate gender disparities in education by ensuring equal access to all levels of educational and vocational training for the vulnerable, including persons with disabilities, indigenous peoples, and children in vulnerable situations	9. Commited to society	Social action and community investment	· Supporting education to drive social progress, p.194-195
				Initiatives through associations and NGOs	· Víctor Grífols Lucas Foundation: guided by bioethics, p.202
	ODS 5 **Igualdad de género**	5.1. End all forms of discrimination against women and girls everywhere. 5.5. Ensure equal opportunities for leadership and full and effective participation for women at all levels of decision-making in political, economic, and public life.	8. Our people	Team development	· Team development, p.152 · Diversity and inclusion: linchpins of Grifols' success, p.153 · Equal opportunities, p.154 · Anti-discrimination principles and actions, p.154
				Quality employment	· Grifols gender pay gap: a commitment to improvement, p.162 · Grifols' progress towards gender equality, p.163
			9. Commited to society	Sponsorships and patronage in Spain	· Four-year sponsorship for the UEFA women's soccer team, p.197
	SDG 10 **Reduced inequalities**	10.2. Empower and promote the social, economic and political inclusion of all irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.	5. From donor to patient	Grifols plasma centers and donors create value	· Grifols plasma centers are located in committed communities, p.94 · Measuring the social value of Grifols plasma donations centers, p.94
				Programs to promote access to treatment	· Supporting patients, p.101 · Supporting hemophilia patients in developing countries, p.101
			9. Commited to society	Commited to society, p. 182-183	
				Strengthening ties with patient associations	· Principles guiding Grifols' interactions, p.184 · Collaboration and programs, p.185-186
				Social action and community investment	· Promoting health and well-being, p.191 · Strengthening ties in local communities, p.192-193 · Supporting education to drive social progress, p.194-195
				Initiatives through associations and NGOs	· Probitas Foundation: improving the health of at-risk populations, p.198-201 · José Antonio Grífols Lucas foundation: driving healthcare and educational programs, p.204-206 · Víctor Grífols Lucas Foundation: guided by bioethics, p.202
	SDG 16 **Peace, justice and strong institutions**	16.5 Substantially reduce corruption and bribery in all its forms.	4. Corporate governance	Corporate pillars of Grifols' corporate governance	· Driving ethics and integrity, p.69 · The fight against corruption and bribery, p.70-73
		16.10 Ensure public access to information and protect fundamental freedoms, in accordance with national legislation and international agreements.	4. Corporate governance	Corporate pillars of Grifols' corporate governance	· Human rights, p.68
				Promoting transparency as a value, duty and commitment	· Interactions with healthcare organizations and professionals, p.74-75 · Aggregate sum of transfers of value, p.75 · Management of public affairs, p.76

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SDG		Targets	Section within the Integrated Annual Report	Sub-section within the Integrated Annual Report	Detailed information on the contribution
Cross-cutting goal	SDG 17 **Partnerships for the goals**	17.6 Enhance North-South, South-South and triangular regional and international cooperation on and access to science, technology and innovation and enhance knowledge sharing on mutually agreed terms, including through improved coordination among existing mechanisms, in particular at the United Nations level, and through a global technology facilitation mechanism.	5. From donor to patient	Programs to promote access to treatment	· Supporting hemophilia patients in developing countries, p.101
			9. Commited to society	Promoting more sustainable public health systems	· Helping countries achieve self-sufficiency of plasma-based medicines, p.187
				Collaborations with foundations and NGOs	· Probitas Foundation: improving the health of at-risk populations, p.198-201 · José Antonio Grífols Lucas foundation: support for donor communities p.204-206 · Víctor Grífols Lucas Foundation: guided by bioethics, p.202
		17.16 Enhance the global partnership for sustainable development, complemented by multi-stakeholder partnerships that mobilize and share knowledge, expertise, technology and financial resources, to support the achievement of the sustainable development goals in all countries, in particular developing countries.	7. Innovation	Our innovation drives industry standards and contributes to scientific progress	· Opening of the first AMBAR® Center to treat Alzheimer's patients, p.131 · Innovation in manufacturing, p.135 · Digital innovation, p.136-137
				Driving innovation through research support and collaborations	· Collaboration with Access Biologicals, p.138 · IrsiCaixa collaboration, p.138 · Sponsoring global research: ISR Program, p.138 · Grifols chair for the study of cirrhosis marks its 6th anniversary, p.139 · Plasmatology, the world's first scientific journal of plasma, p.139 · Grifols Scientific Awards, p.140
			8. Our people	Talent management	· Training programs, p.159-160
		17.17 Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships.	9. Commited to society	Promoting more sustainable public health systems	· Private-public collaborations to reduce public health costs, p.188 · Blood banks in Spain: a collaboration to increase self-sufficiency, p.189
				Social action and community investment	· Contributing to natural and environmental heritage, p.196
			10. Environment and climate change	Waste	· Medication waste management, p.237
				Protecting and promoting biodiversity	· Natural protected area in North Carolina (US), p.238

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ANNEX V: NON-GAAP MEASURES RECONCILIATION

FY2021 - NET REVENUE RECONCILIATION CONSTANT CURRENCY

In thousands of euros	2021	2020	% Var
REPORTED NET REVENUES	4,933,118	5,340,038	(7.6%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	208,444		
NET REVENUES AT CONSTANT CURRENCY	**5,141,562**	**5,340,038**	**(3.7%)**

In thousands of euros	2021	2020	% Var
REPORTED BIOSCIENCE NET REVENUES	3,814,983	4,242,502	(10.1%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	175,210		
REPORTED BIOSCIENCE NET REVENUES AT CONSTANT CURRENCY	**3,990,193**	**4,242,502**	**(5.9%)**

In thousands of euros	2021	2020	% Var
REPORTED DIAGNOSTIC NET REVENUES	779,108	775,889	0.4%
VARIATION DUE TO EXCHANGE RATE EFFECTS	23,864		
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	**802,972**	**775,889**	**3.5%**

In thousands of euros	2021	2020	% Var
REPORTED HOSPITAL NET REVENUES	141,190	118,675	19.0%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,621		
REPORTED HOSPITAL NET REVENUES AT CONSTANT CURRENCY	**142,811**	**118,675**	**20.3%**

In thousands of euros	2021	2020	% Var
REPORTED BIO SUPPLIES NET REVENUES	225,766	224,090	0.7%
VARIATION DUE TO EXCHANGE RATE EFFECTS	9,010		
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	**234,776**	**224,090**	**4.8%**

In thousands of euros	2021	2020	% Var
REPORTED OTHERS NET REVENUES	39,620	31,989	23.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	1,076		
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	**40,696**	**31,989**	**27.2%**

In thousands of euros	2021	2020	% Var
REPORTED INTERSEGMENTS NET REVENUES	(67,549)	(53,107)	27.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	(2,337)		
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	**(69,886)**	**(53,107)**	**31.6%**

NET REVENUE RECONCILIATION BY REGION AT CONSTANT CURRENCY

In thousands of euros	2021	2020	% Var
REPORTED U.S. + CANADA NET REVENUES	3,154,548	3,599,746	(12.4%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	161,950		
U.S. + CANADA NET REVENUES AT CONSTANT CURRENCY	**3,316,498**	**3,599,746**	**(7.9%)**

In thousands of euros	2021	2020	% Var
REPORTED EU NET REVENUES	906,449	834,492	8.6%
VARIATION DUE TO EXCHANGE RATE EFFECTS	853		
EU NET REVENUES AT CONSTANT CURRENCY	**907,302**	**834,492**	**8.7%**

In thousands of euros	2021	2020	% Var
REPORTED ROW NET REVENUES	872,121	905,800	(3.7%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	45,641		
ROW NET REVENUES AT CONSTANT CURRENCY	**917,762**	**905,800**	**1.3%**

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In millions of euros	12M 2021	12M 2020	% Var
R&D RECURRENT EXPENSES IN P&L	354.9	294.2	20.6%
R&D CAPITALIZED	34.7	35.2	(1.4%)
R&D DEPRECIATION & AMORTIZATION & WRITE OFFS	(55.3)	(32.8)	68.6%
R&D CAPEX FIXED ASSETS	1.2	1.7	(29.4%)
R&D EXTERNAL	(6.2)		
R&D NET INVESTMENT	**329.3**	**298.3**	**10.4%**

In thousands of euros	12M 2021	12M 2020	% Var
PP&E ADDITIONS	266,009	296,759	(10.4%)
SOFTWARE ADDITIONS	33,516	27,939	20.0%
INTEREST CAPITALIZED	(18,636)	(16,606)	12.2%
CAPEX	**280,889**	**308,092**	**(8.8%)**

In millions of euros except ratio	12M 2021	12M 2020	% Var
NET FINANCIAL DEBT	5,828.0	5,713.7	
EBITDA ADJUSTED 12M	1,076.8	1,263.9	
NET LEVERAGE RATIO[1]	**5.41 x**	**4.52 x**	

(1) Excludes the impact of IFRS 16

In thousands of euros	2021	2020	% Var
EBIT	595,064	996,132	(40.3%)
D&A	366,435	327,912	11.7%
EBITDA REPORTED	**961,499**	**1,324,044**	**(27.4%)**
% NR	19.5%	24.8%	

In thousands of euros	2021	2020	% Var
EBIT	595,064	996,132	(40.3%)
D&A	366,435	327,912	11.7%
NON-RECURRING COSTS [2]	52,405		
EBITDA ADJUSTED	**1,013,904**	**1,324,044**	**(23.4%)**
% NR	20.6%	24.8%	

(2) Las partidas no recurrentes están principalmente relacionadas con costes de transacción. reestructuración y desinversión

In thousands of euros	12M 2021	12M 2020	% Var
EBIT	595,064	996,132	(40.3%)
D&A	366,435	327,912	11.7%
NON-RECURRING COSTS [2]	52,405		
COVID-19 IMPACTS	501,988	220,000	128.2%
VARIATION DUE TO EXCHANGE RATE EFFECTS	54,302		
EBITDA UNDERLYING AT CONSTANT CURRENCY	**1,570,194**	**1,544,044**	**1.7%**
% NR	27.6%	28.1%	

(2) Non-recurring items mainly related to transaction, restructuring and divestitures costs

In thousands of euros	12M 2021	12M 2020	% Var
EBIT	595,064	996,132	(40.3%)
D&A	366,435	327,912	11.7%
IFRS 16	(78,147)	(74,432)	5.0%
NON-RECURRING ITEMS [3]	193,435	14,327	299.2%
EBITDA ADJUSTED 12M	**1,076,787**	**1,263,939**	**(8.0%)**

(3) Non-recurring items are mainly related to transaction, restructuring and divestitures costs, as well as the amount of cost savings, operating improvements and synergies on a "run rate"

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ANNEX VI: SOCIOECONOMIC IMPACT

Grifols determined the socio-economic impact of its operations in terms of wealth generation and job creation in the United States, Spain, Germany and Ireland. during 2021.

An input-output analysis was used for this purpose. Following this approach, it is possible to estimate the outputs associated with Grifols' activities based on core inputs (expenditures on supplies of goods and services, R&D+i and capital investments, main taxes paid, financial expenses, dividend payments, and employee expenditures based on wages received).

The input-output framework is an accounting instrument that represents all production and distribution operations of an economy in a given timeframe. This model enables observing the different flows of intersectoral transactions in a specific economy in a reference year. In addition, it allows us to observe a series of effects about the production of the system, linked to the final demand, exogenous to it, which appear broken down between the direct or initial, indirect and total effects, which suppose the sum of the previous ones.

INPUT-OUTPUT MODEL


MULTIPLIER IMPACT
DIRECT IMPACT
INDIRECT IMPACT
INDUCED IMPACT
TOTAL IMPACT
ECONOMIC IMPACT
JOB CREATION

	SPAIN	IRELAND	GERMANY: EXCEPT PLASMA CENTERS	GERMANY PLASMA CENTERS	TOTAL GERMANY	% OF PLASMA CENTERS IN GERMANY
Economic impact (Million euros)						
Direct	773	117	53	131	184	71%
Indirect	372	61	26	58	84	69%
Induced	451	66	26	60	86	70%
Total impact	**1,596**	**245**	**105**	**249**	**354**	**70%**
Impact on the employment (nº people)						
Direct	4,163	273	137	1,400	1,537	91%
Indirect	10,015	804	427	1,219	1,646	74%
Induced	3,229	152	153	350	503	70%
Total employment	**17,407**	**1,229**	**717**	**2,969**	**3,686**	**81%**

	US: EXCEPT PLASMA CENTERS	US: PLASMA CENTERS	TOTAL US	% OF PLASMA CENTERS IN US
Economic impact (Million dollars)				
Direct	1,790	1,888	3,678	51%
Indirect	763	788	1,551	51%
Induced	603	663	1,266	52%
Total impact	**3,156**	**3,339**	**6,495**	**51%**
Impact on the employment (nº people)				
Direct	4,159	12,147	16,306	74%
Indirect	30,006	67,950	97,956	69%
Induced	2,206	2,623	4,829	54%
Total employment	**36,371**	**82,720**	**119,091**	**69%**

279 2021 Consolidated Directors' Report ANNEX VII: BASES FOR THE PREPARATION: SCOPE AND METHODOLOGY – TOTAL TAX CONTRIBUTION Purpose and scope The purpose of “Fiscal Contribution” section included in Chapter 3 “Sustainable Growth” is to provide information on the taxes paid by the Grifols Group globally in 2021, in an understandable and transparent manner. For this purpose, the information disclosed includes data from the following territories: Spain, the United States, Ireland and Germany, as these are the most relevant in terms of business volume and presence within the Grifols Group. The measurement has been performed using data obtained from the information systems based on the criteria of PwC's Total Tax Contribution (CTT) methodology. In addition to the amounts indicated, there may be other tax payments that have not been taken into account because they are not individually identiﬁed in the information systems or are not signiﬁcant in terms of materiality. TTC Methodology The Total Tax Contribution methodology measures the total impact of a company's tax payments. This assessment is made from the point of view of the total contribution of taxes paid directly to the different public administrations as a result of the economic activity carried out. In general, the CTT methodology allocates both input and output taxes to each tax year on a cash basis. The key points to be borne in mind in relation to this methodology are: 1. It distinguishes between taxes that are a cost to Grifols and taxes collected Taxes borne are direct costs to Grifols, which are the taxes that Grifols has paid to the tax authorities of various jurisdictions, i.e. proﬁt taxes, social contributions, property taxes, etc. Taxes collected are the taxes that have been paid as a result of economic activities of Grifols, they are not the own costs of Grifols. Here the company is collecting taxes from others, on behalf of government, i.e. income taxes collected from employees under a payroll system. However, these amounts are paid into the public coffers as a result of the economic activity carried out by Grifols and should therefore be included in the analysis as they represent tax revenue due to the economic value generated by Grifols. 2. TTC Framework classiﬁes taxes under 5 categories for clariﬁcation purposes: (i) Proﬁt taxes: These include taxes on company proﬁts that are borne (for instance corporate income tax that may be levied on Federal, State or local level, trade tax on business proﬁts, solidarity surcharge etc.) and collected (such as withholding tax on dividends, interest, royalties, subcontractors, suppliers etc. (ii) Property taxes: Taxes on the ownership, use or transfer of tangible or intangible property. This may include taxes borne (e.g. taxes on the ownership and use of property capital tax levied on share capital increase, transfer taxes on the acquisition or disposal of assets) and taxes collected (e.g. rental of business duty collected by the leaser and paid to the Government). (iii) People (or Employment Taxes). These generally include taxes on employment, both borne and collected, which include employee income tax withholdings or social security payments payable by both the employee and the Company. (iv) Taxes on Products and Services: Indirect taxes and duties levied on the production, sale or use of goods and services including taxes and duties levied on international trade, and transactions. (v) Planet (Environmental Taxes) Taxes and duties levied on the supply, use or consumption of goods and services that are considered harmful to the environment. Examples of taxes borne tax on value of electricity production, tax on the production of nuclear fuel, carbon taxes, etc., taxes collected (tax on electricity, tax on hydrocarbons, etc). 3. It includes all tax payments made to Public Administrations When considering the ﬁgures reﬂected in this report, it should be borne in mind that they include tax payments made to Public Administrations in respect of items which, given their characteristics, are in fact taxes even though, for historic or circumstantial reasons, they are not classed as such and other ﬁgures that, based on the methodology and reports issued by the OECD and other international administrations, are not considered to be tax contributions, are ruled out.[1] [1] Sources of the CTT methodology: • https://www.oecd.org/tax/tax-policy/oecd-classification-taxes- interpretative-guide.pdf • http://www.ifs.org.uk/mirrleesReview/design 4.The special characteristics of Value Added Tax and equivalent taxes are taken into account Value added tax (and equivalent taxes) is classed as a tax on products and services collected, and its amounts reﬂects the net payments made by Grifols to the tax authorities in the corresponding period. In view of the way in which VAT works, the ﬁgure presented in this report includes the positive amount paid to the corresponding budget, less VAT received from the budget. Where, for the year as a whole and for a country, the net amount resulting from reducing the VAT due by the VAT deducted is negative as a result of a refund, no ﬁgure shall be given for this item. Amounts of VAT which are not recoverable because the continuation of the value chain through the charging of output tax is not possible, are regarded as taxes on product and services borne, since they represent a cost for the Group. In this regard, in the case of calculating the amount relating to products and services borne by Grifols in Spain, the amounts of non-deductible VAT which represent a cost for the Company have been included. ..

280 2021 Consolidated Directors' Report ANNEX VIII: METHODOLOGY SOCIAL RETURN ON INVESTMENT (SROI) The Social Return on Investment (SROI) method aims to gain a deeper understanding of an organization's social, environmental and economic impact. The SROI method offers Grifols a valuable cost-beneﬁt analysis, offering the leadership team and investors a solid decision-making tool to assess and optimize the ﬁrm's social and environmental impacts. The SROI uses individual assessments to measure the change in stakeholders' lives because of Grifols' activities. The evaluations are quantiﬁed and recorded on an impact map, and monetary value is then assigned to the resulting social, environmental and economic impacts. The SROI framework is not a ﬁnancial framework and derives from the social accountancy. Therefore the framework attempts to put a number on qualitative issues and it will always show approximate values. The SROI uses individual assessments to measure the change in stakeholders' lives because of Grifols' activities. The evaluations are quantiﬁed and recorded on an impact map, and monetary value is then assigned to the resulting social, environmental and economic impacts. Global SROI Analysis in 2020 In 2020, Grifols completed its ﬁrst analysis to evaluate its contribution to advancing social welfare. Through this assessment, the company expanded its understanding of its activities' impact on diverse stakeholder groups and gained knowledge to better address their needs. Grifols' ﬁrst SROI study focused on the social value generated in 2019 by its 252 U.S. plasma donation centers. To this end, it analyzed and quantiﬁed the centers' impacts on three main stakeholders: donors, patients and local communities where plasma donation centers are located. Grifols' operations generated an estimated EUR 6,200 million in social value (EUR 1.828 million from donors, EUR 722 million from local communities and EUR 3.636 million from patients) and the Social Return on Investment (SROI) totaled 2.1 times. DATA INPUTS > SROI PROCESS > COST & BENEFIT OUTPUT DONORS SROI IMPACT SROI RATIO PATIENTS LOCAL COMMUNITIES SROI METHODOLOGY Developed from tradicional cost-beneﬁt analysis and social accounting Quantitative approach to understand and manage the social-value impacts by assigning a monetary value to the amount of change created ECON O M Y S O CIAL H E A L T H VALUE GENERATED IN RELATION TO THE INVESTMENT

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› Analysis of impact on patients in 2021

In 2021, Grifols remained committed to assessing the impact of its main plasma medicines on patients. A study was conducted by an independent expert using the SROI methodology, focusing specifically on the Bioscience Division's operations, dedicated to the manufacture and distribution of plasma proteins.

In 2021, the patient population expanded after including albumin as a main plasma therapy, besides the immunoglobulins, alpha-1 antitrypsin and factor VIII analyzed in the 2019 study. Likewise, the diseases treated with immunoglobulins were segmented in greater detail to better reflect patients' reality. Finally, new scientific literature facilitated a better demarcation and assessment of quality of life (QOL) indicators, the most reliable metric to evaluate and quantify patients' progress.

One QALY equals one year in perfect health. If an individual's health falls below this maximum, QALYs accumulate at a rate of less than one per year. The formula for monetarily calculating the improvement in the patient's quality of life due to treatment considers the value of living one year in perfect health (1 QALY), weighted by the percentage increase of the patient's improvement.

The following table summarizes the different economic valuations used to assess the changes in patients based on the variations experienced in their quality of life (QALY), leveraging the distinct methodologies of two sources:

I

The following table summarizes the different economic valuations used to assess the changes that have occurred in patients measured according to the changes experienced in their quality of life (QALY) taking into account two sources with their respective methods:

	QALY VALUE	APPLICATION
ICER mean value	$ 100,000	Used for albumin and Factor VIII in order to reflect the geographic dispersion of the sales volume of these proteins as there is no representative country.
High range of Braithwaite Meltzer (BM)	$ 297,000	Used for immunoglobulins and alpha-1-antitrypsin to reflect the fact that the volume of sales of these proteins is concentrated in a significant % in the U.S.

- The Boston-based Institute for Clinical and Economic Review (ICER)[1]. ICER's latest value assessment framework states a median value of $100,000 per QALY (with an established lower range value of $50,000 and an upper range value of $150,000). This indicator captures the heterogeneity of patients treated, reflecting a global geographic dispersion.

- The proposed by Braithwaite et al.20[2] gives a QALY value of $297,000 in its high range. This indicator mainly reflects the reality of the US.

Euro-dollar exchange rate applied €: 1.1881

It is important to mention that this study was prepared in accordance to the principle of prudence and thus, the impact generated by Grifols is probably greater than that reported in this report.

The study was carried out by Mr. Hugo Narrillos Roux - PhD with honors in Economics from the Complutense University of Madrid (Spain) – a specialist in social value, and the author of Economía Social: Valoración y medición de la inversión social (método SROI) (Social Economy: Valuation and Measurement of Social Investment (SROI method)). His thesis was titled, "Social Return on Investment: A Good Method to Measure the Social Value Created by Social Firms." Mr. Narrillos Roux is recognized as an Accredited SROI practitioner from Social Value International, a member-led network focused on social impact and social value. He teaches at several universities and consults for leading global firms to help them evaluate their social impact.

1. ICER Institute for Clinical and Economic Review website, icer-review. org.

2 Braithwaite, R. Scott, Meltzer, David, King Jr., Joseph, John, Leslie, Douglas, and Roberts, Mark S. Medical Care, Vol. 46, No. 4 (April, 2008), pp. 349-356.

Main references

- Alpha 1: Rahaghi, F. F., Monk, R., Ramakrishnan, V., Beiko, T., & Strange, C. (2020). Alpha-1 Antitrypsin Augmentation Therapy Improves Survival in Severely Deficient Patients with Predicted FEV1 Between 10% and 60%: A Retrospective Analysis of the NHLBI Alpha-1 Antitrypsin Deficiency Registry. International Journal of Chronic Obstructive Pulmonary Disease, Volume 15, 3193–3199.
- Factor 8: Skinner, M. W., Négrier, C., Paz Priel, I., Chebon, S., Jiménez Yuste, V., Callaghan, M. U., … Pipe, S. W. (2021). The effect of emicizumab prophylaxis on long term, self reported physical health in persons with haemophilia A without factor VIII inhibitors in the HAVEN 3 and HAVEN 4 studies. Haemophilia, 27(5), 854–865.
- PID: The impact of plasma-derived therapies in Europe. The health and economic case for ensuring sustainable supply. Copenhagen Economics. June 2021. Available at: https://www.copenhageneconomics.com/publications/publication/the-impact-of-plasma-derived-therapies-in-europe
- CIDP: Hartung, H., Mallick, R., Bril, V., Lewis, R. A., Sobue, G., … Lawo, J. (2019). Patient reported outcomes with subcutaneous immunoglobulin in chronic inflammatory demyelinating polyneuropathy: the PATH Study. European Journal of Neurology.
- SID: Benbrahim, O., Viallard, J.-F., Choquet, S., Royer, B., Bauduer, F., Decaux, O., … Lévy, V. (2018). The use of octagam and gammanorm in immunodeficiency associated with hematological malignancies: a prospective study from 21 French hematology departments. Hematology, 24(1), 173–182.
- ITP: Efficacy and mechanism of intravenous immunoglobulin treatment for immune thrombocytopenia in adults. Ruqayyah J. Almizraq1, Donald R. Branch. Annals of Blood. Vol 6 (March 2021).
- GBS: Donofrio, P. D., Berger, A., Brannagan, T. H., Bromberg, M. B., Howard, J. F., Latov, N., … Tandan, R. (2009). Consensus statement: The use of intravenous immunoglobulin in the treatment of neuromuscular conditions report of the aanem AD HOC committee. Muscle & Nerve, 40(5), 890–900.
- MG: Barnett, C., Wilson, G., Barth, D., Katzberg, H. D., & Bril, V. (2012). Changes in quality of life scores with intravenous immunoglobulin or plasmapheresis in patients with myasthenia gravis. Journal of Neurology, Neurosurgery & Psychiatry, 84(1), 94–97.
- HC: Runken, M. C., Caraceni, P., Fernandez, J., Zipprich, A., Carlton, R., & Bunke, M. (2019). The cost-effectiveness of albumin in the treatment of decompensated cirrhosis in Germany, Italy, and Spain. Health Economics Review, 9(1).

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ANNEX IX: METHODOLOGY AND CALCULATION OF THE ADJUSTED AND UNADJUSTED WAGE GAP

- The following groups have been excluded from the calculation:

– co-Chief Executive Officers
– jubilados parciales
– expatriados o desplazados
– empleados de las fundaciones
– las empresas Aigües Minerals Vilajuïga, Plasmavita Healthcare, Grifols Canada, Grifols Canada Therapeutics, Alkahest, Gigagen, Goetech, por no estar integradas todavía al 100% en los sistemas y políticas de Grifols.

In total, 21,812 employees have been included in the wage gap calculation, distributed by country as follows:
– EE.UU.: 16.092
– España: 4.081
– Alemania: 1.369
– Irlanda: 270

- The methodology consisted of the use of econometric models that compare the annual salaries at 100% of the working hours of men and women, isolating the effects generated by any and all possible differences identified between the two (socioeconomic factors, job characteristics, etc.). In other words, the adjusted salary gap measures the difference in retribution for the same job or one of equal value and is calculated using the multiple lineal regression model as follows:

$$ln(W_i) = \beta_0 + \beta_1 * Sexo_i + \sum_{j=2}^{M} \beta_j * X_{ij} + \mu_i$$

- For the calculation of the adjusted and unadjusted wage gap, the gross annual fixed salaries of each person at full time have been taken into account.

- For the econometric calculation of the adjusted wage gap, the following variables were taken into account: age, seniority, educational level, professional category, contract type, working hours, type of activity, geographical area and performance evaluation

- The results for each country are shown separately, so as not to have to apply a currency exchange rate that distorts the result.

- For reasons of confidentiality and protection of personal data, wage gap data are not shown for those professional categories in which there is not a minimum of 3 persons of each sex.

- In the case of Ireland or other small groups, the adjusted wage gap data is not shown because it was not possible to obtain data with sufficient statistical significance using the econometric model. For these cases, only the unadjusted wage gap data is shown.

283 2021 Consolidated Directors' Report ANNEX X: CLIMATE-RELATED RISKS AND OPORTUNITIES: METHODOLOGICAL ANALYSIS Selection of risks and geographic variables The Grifols' study of exposure to risks derived from climate change includes the most relevant facilities for Grifols, allocated in the United States, Spain, Ireland, Germany and Australia; Assessment homologous to the general risk Grifols has used the ﬁnancial risk assessment model currently in use (ERM Risk Valuation Model) as a basis. Thus, the terminology and scale of values used in assessing probability and impact have been the same. Variables analyzed a. Time horizon materialization: Moment at which the impact derived from each risk and opportunity is expected to materialize signiﬁcantly in line with the chosen scenario* b. Probability of occurrence: The possibility of a risk or opportunity materializing. A scale of 6 values has been used, assigning higher values to those events with higher probability and vice versa. c. Residual and inherent potential impact: Set of theoretical consequences that the company or one of its assets could suffer if a risk or opportunity materializes. A scale of 6 values has been used, assigning higher values to those events with the greatest impact and vice * The time periods linked to climate change are much longer than those traditionally used in the assessment of ﬁnancial risks because the changes caused by said phenomenon occur very gradually, and it may take years for a signiﬁcant impact to be generated. versa. When assessing the level of impact, two types of theoretical impact have been established: • Inherent potential impact (IPI): It represents the consequences caused by the materialization of a risk or opportunity without considering the mitigation measures that could have been established. • Residual Potential Impact (IPR): In contrast to the IPI, the IPR represents the consequences caused by the materialization of a risk or opportunity considering those mitigation measures that the company has.

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› Assessment of the time horizon, probability and impact

This assessment has been carried out taking into account different sources of information which can be classified into two types: external and internal.

1. External information sources: Information generated by third parties, corresponds to the information obtained from the analysis of bibliography and cartography of risks and opportunities published by organizations refuted in the field of climate change: Task Force on Climate-Related Financial Disclosures (TCFD) , Intergovernmental Panel on Climate Change (IPCC), Climate Analytics, etc.

2. Internal information sources: Information generated by Grifols expressly for this project based on the characteristics of Grifols, from external information and information provided by the company. The result of this has been the obtaining of maps of exposure to numerous climatic factors which are the origin of the climatic risks and opportunities analysed. For this, geographic information processing (GIS) software tools have been used.

SIGNIFICANT TIME HORIZON MATERIALIZATION OF THE RISK
0 – Lack of risk management elements
1 – Risk monitoring system
2 – Mitigation/adaptation measures: Specific actions
3 – Mitigation/adaptation measures: Recurring actions


MANAGEMENT LEVEL
RESIDUAL POTENTIAL IMPACT
Preliminary values assigned by references and bibliography
Existing controls and measures at Grifols for managing climate-related risks and opportunities
Qualitative assessment questionnaire
RESIDUAL POTENTIAL IMPACT
Definitive values

› Scenario selection

TCFD recognizes that the scenario chosen will depend on an organization's needs, resources, and capabilities. However, among the possible range of climate scenarios, TCFD highlight the importance for organizations to include a consistent scenario with a 2°C pathway given agreed international commitments on climate change. In the case of Grifols, following the analysis carried out, the scenario chosen was SSP2-RCP4.5. See the main conclusions below:


10
8
6
4
2
0
CLIMATE ASPECTS (RCP)
SSP5 - RCP8.5
SSP3 - RCP7
SSP2 - RCP4.5
SCENARIOS THAT DO NOT CONSIDER THE POSSIBILITY OF LIMITING WARMING TO 2°C ACCORDING TO TCFD
SSP1 - RCP2.6
SSP1 - RCP1.9
SCENARIOS THAT CONTEMPLATE THE 2°C ROUTE BUT ARE TOO OPTIMISTIC ACCORDING TO CURRENT COMMITMENTS
0 1 2 3 4 5 6
SOCIO-ECONOMIC ASPECTS (SSP)

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The variables studied for each physical risk and the scenario applied are detailed below

Threat	Variable	Scenario	Time Horizon	Base year	References
Increasing of global temperature	Earth's temperature rise	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
	Days with temperature above 40ºC	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
Sea level rise	Sea level rise	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced) Climate Central - COASTAL RISK SCREENING TOOL
Rapid alteration of terrestrial morphology	Landslides	-	-	2004 - 2016	Global fatal landslides 2004 to 2016
	Five days precipitation	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
Extreme weather events: Cyclones, hurricanes, typhoons and tornadoes.	Earth's temperature rise	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
	Historic hurricane cyclones	-	-	1842-2019	Historical Hurricane Tracks
	Relative humidity	RCP 4.5	2050	1986 - 2006	Climate Anlytics - Climate impact explorer
	Atmospheric pressure	RCP 4.5	2050	1986 - 2006	Climate Anlytics - Climate impact explorer
	Wind speed	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
	Sea temperature rise	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
Reduced availability of water resources	Areas exposed to water stress	SSP 2 – RCP 4.5	2040	2013	WRI Water Risk Atlas: Beta Aqueduct
	Water resources demand	SSP 2 – RCP 4.5	2040	2013	WRI Water Risk Atlas: Beta Aqueduct
Pluvial and fluvial floods	Total precipitation	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
	Areas exposed to river flooding	RCP 4.5	2050	1986 - 2006	Climate Anlytics - Climate impact explorer
	Soil humidity	RCP 4.5	2050	1986 - 2006	Climate Anlytics - Climate impact explorer
	Sea level rise	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
Extreme rainfall: torrential rains, hailstorms, snowfall, etc.	Snowfalls	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
	Standardized rainfall index	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
	Number of frost days	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
	Five days precipitation	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
Forest fires	Areas exposed to forest fires	RCP 4.5	2050	1986 - 2006	Climate Anlytics - Climate impact explorer
	Soil humidity	RCP 4.5	2050	1986 - 2006	Climate Anlytics - Climate impact explorer
	Consecutive dry days	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
Extreme coastal phenomena	Sea level rise	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)
	Wind speed	SSP 2 – RCP 4.5	2041 – 2060	1995 - 2014	IPCC WGI Interactive Atlas: Regional Information (Advanced)

286 2021 Consolidated Directors' Report ANNEX XI: GLOSARY AND ABBREVIATIONS % Alpha-1 antitrypsin deﬁciency (AATD): Inherited disease characterized by low levels of, or no,alpha-1 antitrypsin (AAT) in the blood. This protein made in the liver, reaches other organs (such as the lungs), after being released into the blood stream, enabling its normal function. % Albumin: The most abundant protein found in plasma (approximately 60% of human plasma). Produced in the liver, it is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment. % Alzheimer's disease: This is the most common form of dementia. This incurable, degenerative, and terminal disease was ﬁrst described by German psychiatrist and neuropathologist Alois Alzheimer in 1906 and was named after him. % Anti-thymocyte globulin (ATG): blood serum that contains antibodies that bind with human T cells. It is given to the patient before a stem cell transplant to destroy T cells and decrease the risk of graft-versus-host disease % ASFA: American Society for Apheresis An organization of physicians, scientists, and allied health professionals whose mission is to advance apheresis medicine for patients, donors, and professionals through education, evidence-based practice, research, and advocacy % Autoimmune disease: Condition in which the immune system mistakenly attacks healthy cells. % Babesiosis/Babesia virus: Disease caused by microscopic parasites that infect red blood cells. % Beta-amyloid: Protein strongly implicated in Alzheimer's diseases. Beta-amyloid is the main component of certain deposits found in the brains of patients of Alzheimer's disease. % Bullous pemphigoid: is an autoimmune disease that appears when the immune system attacks the skin and causes blisters, more common in the elderly % CIDP (Chronic Inflammatory Demyelinating Polyneuropathy): Neurological disorder which causes gradual weakness, numbness, pain in arms and legs and difﬁculty in walking. % Cirrhosis: Medical condition which is a result of advanced liver disease. It is characterized by there placement of liver tissue by ﬁbrosis (scar tissue) and regenerative nodules (lumps that occur due to attempted repair of damaged tissue). % Cognitive impairment: Alterations in thinking, learning, memory, judgment, and decision making % COVID-19: Infectious disease caused by a new strain of coronavirus. ‘CO' stands for corona, ‘VI' for virus, and ‘D' for disease. % ELISA: Enzyme-linked immunosorbent assay. % EMA: European Medicines Agency % Factor VIII or FVIII: This is an essential blood clotting factor also known as anti-hemophilic factor (AHF). In humans, Factor VIII is encoded by the F8 gene.Defects in this gene results in hemophilia A, a sexlinked disease that occurs predominantly in males. FVIII concentrated from donated blood plasma, or alternatively recombinant FVIII, or rFVIII can be given to hemophiliacs to restore hemostasis. % Factor IX: This is an important blood clotting factor also known as Christmas factor or plasma thromboplastin component (PTC). It is one of the serine proteases of the coagulation system and belongs to the peptidase family S1. In humans, a deﬁciency of this protein causes hemophilia B, a sex-linked disease that occurs predominantly in males. % FDA: Food and Drug Administration. U.S. Health Authority. % Fibrin sealant: Surgical adhesive material derived from plasma. % Fibrinogen: Coagulation factor found in human plasma crucial for blood clot formation. % Fractionation: Process of separating plasma into its component parts, such as albumin, immunoglobulin, alpha-1 antitrypsin and coagulation factors. % GMP: Good manufacturing practice % GPO: Group Purchasing Organization. % HAE (Hereditary Angioedema): Rare but serious genetic disorder characterized by recurrent episodes of severe swelling (angioedema), particularly of the face and airways, and abdominal cramping. It is caused by low levels or improper function of the C1- esterase inhibitor protein. % HBV: Hepatitis B Virus. % HCV: Hepatitis C Virus. % Hematocrit: value that is deﬁned by the amount of blood volume occupied by red blood cells, with respect to that occupied by total blood. % Hematology: The study of blood, blood- forming organs, and blood diseases. % Hemoderivative: Proteins obtained by fractionation of human blood plasma. See plasma derived proteins % Hemophilia: Genetic deﬁciency characterized by the lack of one of the clotting factors. It has two main variants: • Hemophilia A: genetic deficiency of coagulation Factor VIII, which causes increased bleeding (usually affects males). • Hemophilia B: genetic deficiency of coagulation Factor IX. % Hemotherapy: Treatment of a disease using blood, blood components and its derivatives. % HIV: Human Immunodeﬁciency Virus. % Hyperimmune globulins: type of immunoglobulins prepared in a manner similar to human normal immunoglobulin, except that the donor has high titers of antibodies against an organism or antigen in their plasma. % IA: Immunoassays. These are systems available in several formats that may be used to detect antibodies, recombinant proteins or a combination of the two. % Intravenous: Administration of drugs or ﬂuids directly into a vein.

287 2021 Consolidated Directors' Report % Immunohematology: A branch of hematology related to the study of recombinant proteins and antibodies and their effects on blood and the relationships between blood disorders and the immune system. Also referred to as Transfusional Medicine – blood bank, its main activities include blood typing, compatibility tests and crossmatching and antibody identiﬁcation. % Immunology: This is a branch of biomedical science that covers the study of all aspects of the immune system in organisms. It deals with the physiological functioning of the immune system in states of both health and disease; malfunctions (autoimmune diseases, hypersensitivities, immune deficiency, transplant rejection) and the physical, chemical and physiological characteristics of the components of the immune system in vitro, in situ, and in vivo. % Immunoglobulin (IgG): Also known as antibodies, are proteins derived from plasma. They control de body's immune response. They have multiple indications and some of their main uses are to treat: (i) immune deﬁciencies, (ii) inﬂammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody) G). % ITP (Chronic immune thrombocytopenia): Autoimmune disorder in which patients produce antiplatelet autoantibodies and specialized white blood cells that destroy their blood platelets. This results in a low blood platelet count (thrombocytopenia) that may produce bruising or excessive bleeding. % IVD: In vitro Diagnostic. % IV solutions/Intravenous solution: Medicine or homogeneous mixture of a substance in liquid, enabling it to be infused into the circulatory system through a needle. % Lipemic plasma: plasma with a cloudy and/or milky appearance, caused by excess lipids (hyperlipidemia) mainly cholesterol and/ or triglycerides in the blood, which in some cases becomes evident. % MRB: Marketing Research Bureau % Molecular Diagnostic: Discipline that studies genomic (DNA) and proteomic (proteins)expression patterns and uses the information to distinguish between normal, precancerous, and canceroustissues at the molecular level. % Monoclonal antibody (mAb): Antibody produced by a single clone of cells typically used in immunotherapy (such as in the treatment of autoimmune or inﬂammatory disorders and cancer), diagnostic testing and cell identiﬁcation and tracking. Monoclonal antibodies are a cornerstone of immunology and are increasingly coming into use as therapeutic agents. % Myasthenia Gravis (MG): Chronic autoimmune, neuromuscular disease that causes weakness in the skeletal muscles that worsens after periods of activity and improves after periods of rest. These muscles are responsible for functions involving breathing and moving parts of the body. % NAT: Nucleic Acid Ampliﬁcation Testing. % Neurology: Science that deals with the anatomy, functions and organic disorders of nerves and the nervous system. % Northamerica: includes the U.S. and Canada % Ophthalmology: branch of medicine and surgery that deals with the diagnosis and treatment of eye diseases % Pandemic: The worldwide spread of a new disease. % Parkinson's Disease: complex neurodegenerative disorder in which each patient experiences a different combination of motor and non-motor symptoms % PCR: Polymerase chain reaction is a method widely used to rapidly make millions to billions of copies of a speciﬁc DNA sample, allowing scientists to take a very small sample of DNA and amplify it to a large enough amount to study in detail. % pdFVIII: Plasma-derived Factor VIII. % Pharmacovigilance: Practice of monitoring the effects of medical drugs after they have been licensed for use, especially in order to identify and evaluate previously unreported adverse reactions % Plasma: Yellow-coloured liquid part of the blood, consisting of a mix of a large number of proteins in solution. % Plasma-derived proteins: Puriﬁed plasma proteins with therapeutic properties that are obtained through the fractionation of human plasma. Albumin, immunoglobulins, factor VIII and alpha-1 antitrypsin are the main plasma proteins. % Plasma proteomic: describes the high- throughput analysis of plasma biomarkers using very powerful, sensitive and speciﬁc instruments % Plasmapheresis: Plasmapheresis is a technique which separates plasma from other blood components, such as red blood cells, platelets and other cells. These unused blood components are suspended in saline solution and immediately reinjected back into the donor. Because the donor is only providing plasma and not whole blood, the recovery process is faster and better tolerated and the donor is able to make donations more frequently. Plasmapheresis was developed by Jose Antonio Grifols Lucas in the year 1951. It is the only procedure that is capable of obtaining sufﬁcientquantities of plasma to cover the manufacturing needs for the different plasma protein therapies. % Pneumology: is the specialty that takes care of the diagnosis and treatment of respiratory diseases Pulmunologists treat everything related to the respiratory system from asthma to tuberculosis % PPTA: Plasma Protein Therapeutics Association.

288 2021 Consolidated Directors' Report % Primary arthroplasty: Surgery performed to replace damaged joints for various reasons, such as hip fractures, osteoarthritis or other rheumatic diseases, by artiﬁcial joints called prostheses % Primary immunodeficiency: Inherited condition where there is an impaired immune response, weakening the immune system and allowing infections and other health problems to occur more easily. It may be in one or more aspects of the immune system. % ProlastinR/ProlastinR -C: This is a concentrated form of alpha-1 antitrypsin (AAT), derived from human plasma and approved only for chronic, or ongoing, replacement therapy in people with genetic AAT deﬁciency. Given as prescribed, Prolastin raises the levels of AAT in the blood and lungs. Raising the AAT level may help reduce the damage to the lungs caused by destructive enzymes. % Proteome: set of proteins that an organism synthesizes from the genes it contains to give the cell its individual character. This set of proteins determines what organisms are like, how their bodies work and how they behave. % Recombinant: Protein prepared by recombinant technology, coded by the manipulated gene. Procedures are used to join together segments in a cell-free system (an environment outside a cell organism). They are known as highly potent medicines that are safe from off-target side effects and take a shorter time to develop than small molecules. % Recovered plasma: plasma derived from whole blood collected in blood donations % rFVIII: Recombinant Factor VIII is the antihemophilic factor A, obtained using recombinant DNA technology. With this technology, pure factor is synthesized in the laboratory instead of being extracted from blood plasma. % Rh (Rhesus) blood group system: Most important blood group system after ABO. The Rh blood group system consists of 50 deﬁned blood-group recombinant proteins, among which the ﬁve recombinant proteins D,C, c, E and are the most important. The commonly used terms Rh factor, Rh positive and Rh negative refer to the D antigen only. % ROW: Rest of the World % SARS-CoV-2: Severe acute respiratory syndrome coronavirus 2 is the strain of coronavirus that causes coronavirus disease 2019 (COVID-19), the respiratory illness responsible for the COVID-19 pandemic. % Secondary immunodeficiency: Occurs when the immune system is compromised due to an environmental factor. Examples of these outside forces include HIV, chemotherapy, severe burns or malnutrition. % SCIG: subcutaneous immunoglobulin % Single-cell transcriptomics: technique to characterize cell identity. % SubQ: Sub-cutaneous. % Thrombin: Enzyme that presides over the conversion of a substance called ﬁbrinogen to ﬁbrin, which promotes blood clotting. % Transfusion medicine: Branch of medicine that encompasses among others, immunohematology, blood and plasma screening and blood typing. % West Nile Virus (WNV): Virus transmitted by mosquitoes. Humans are mainly infected through mosquito bites, but infection can occur through organ transplantation and blood. % Von Willebrand Disease (vWD): This is the most common hereditary coagulation abnormality described in humans, although it can also be acquired as a result of other medical conditions. It arises from a qualitative or quantitative deﬁciency of von Willebrand factor (vWF), a multimeric protein that is required for platelet adhesion. % Zika virus: Infectious disease spread by the bite of an infected Aedes species mosquito.

289 2021 Consolidated Directors’ Report INDEPENDENT REVIEW REPORT KPMG Asesores S.L., a limited liability Spanish company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Paseo de la Castellana, 259C – Torre de Cristal – 28046 Madrid KPMG Asesores, S.L. Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat Barcelona Independent Assurance Report on the Consolidated Directors’ Report of Grifols, S.A. and subsidiaries for 2021 (Translation from the original in Spanish. In case of discrepancy, the Spanish language version prevails.) Reg. Mer Madrid, T. 14.972, F. 53, Sec. 8 , H. M -249.480, Inscrip. 1.ª N.I.F. B-82498650 To the Shareholders of Grifols, S.A.: We have been engaged by Grifols, S.A. management to perform a limited assurance review of the accompanying Consolidated Directors’ Report for the year ended 31 December 2021 of Grifols, S.A. (hereinafter, the Parent) and subsidiaries (hereinafter, the Group), prepared in accordance with the Sustainability Reporting Standards of the Global Reporting Initiative (GRI Standards) in its core option and with the Sustainability Accounting Standards Board (SASB) Standards for Biotechnology & Pharmaceuticals sector (hereinafter, the Report). In addition, pursuant to article 49 of the Spanish Code of Commerce, we have performed a limited assurance review to evaluate that the Consolidated Non-Financial Information Statement (hereinafter NFIS) of the Group for the year ended 31 December 2021, included in the Report, has been prepared in accordance with prevailing mercantile legislation. The Report includes additional information to that required by GRI standards in its core option and prevailing mercantile legislation concerning non-financial information, which has not been the subject of our assurance engagement. In this respect, our work was limited exclusively to providing assurance on the information contained in the “GRI Content Index”, in the “Annex I. Index of contents required by law 11/2018, of December 28” and in the “SASB Content Index” tables of the accompanying Report. Responsibility of the Parent’s Directors and Management ___________________ The Directors of the Parent are responsible for the content and the authorization for issue of the Report, that includes the NFIS. The NFIS has been prepared in accordance with prevailing mercantile legislation and GRI Standards based on each subject area in the “Annex I. Index of contents required by law 11/2018, of December 28” of the aforementioned Report. Management of the Parent is responsible for the preparation and presentation of the Report in accordance with the GRI Standards in its core option and with the SASB Standards for Biotechnology & Pharmaceuticals sector, in accordance with each subject area in the “GRI Content Index” and in the “SASB Content Index”, respectively, of the Report. These responsibilities also encompass the design, implementation and maintenance of internal control deemed necessary to ensure that the Report is free from material misstatement, whether due to fraud or error. The Directors of the Parent are also responsible for defining, implementing, adapting and maintaining the management systems from which the information required to prepare the Report was obtained. 2 raslatio ro te origial i pais te eet o disrepa, te paislaguage ersio preails r ndeendence and alit control e have comlied with the indeendence and other ethical reuirements of the International ode of Ethics for rofessional Accountants (including international indeendence standards issued the Internal Ethics Standards oard for Accountants (IESA, which is ased on the fundamental rinciles of integrit, oectivit, rofessional cometence and due care, confidentialit and rofessional ehaviour ur firm alies International Standard on ualit ontrol (IS and accordingl maintains a comrehensive sstem of ualit control including documented olicies and rocedures regarding comliance with ethical reuirements, rofessional standards and alicale legal and regulator reuirements he engagement team was comrised of rofessionals secialised in reviews of nonfinancial information and, secificall, in information on economic, social and environmental erformance r resonsiilit ur resonsiilit is to eress our conclusions in an indeendent limited assurance reort ased on the wor erformed e conducted our review engagement in accordance with International Standard on Assurance Engagements, “Assurance Engagements other than Audits or Reviews of Historical Financial Information” (ISAE 3000 Revised, issued the International Auditing and Assurance Standards oard (IAAS of the International Federation of Accountants (IFA, and with the guidelines for assurance engagements on the onFinancial Information Statement issued the Sanish Institute of Registered Auditors (IE he rocedures erformed in a limited assurance engagement var in nature and timing from, and are less in etent than for, a reasonale assurance engagement, and conseuentl, the level of assurance rovided is also lower ur wor consisted of maing inuiries of management, as well as of the different units and areas of the rou that articiated in the rearation of the Reort, in the review of the rocesses for comiling and validating the information resented in the Reort and aling certain analtical rocedures and samle review tests, which are descried elow eetings with the rou ersonnel to gain an understanding of the usiness model, olicies and management aroaches alied, the rincial riss related to these matters and to otain the information necessar for the eternal review Analsis of the scoe, relevance and comleteness of the content of the Reort ased on the materialit analsis erformed the rou and descried in the “Aout this reort” section, considering the content reuired revailing mercantile legislation Analsis of the rocesses for comiling and validating the data resented in the Reort for 0 Review of the information relating to the riss, olicies and management aroaches alied in relation to the material asects resented in the Reort for 0

290 2021 Consolidated Directors’ Report 3 raslatio ro te origial i pais te eet o disrepa, te paislaguage ersio preails orrooration, through samle testing, of the information relative to the content of the Reort for 0 and whether it has een adeuatel comiled ased on data rovided the information sources rocurement of a reresentation letter from the irectors and management Conclsion ased on the assurance rocedures erformed and the evidence otained, nothing has come to our attention that causes us to elieve that a he Consolidated Directors’ Report of Grifols, S.A and susidiaries for the ear ended 3 ecemer 0, has not een reared, in all material resects, in accordance with the RI Standards in its core otion and with the SAS Standards for iotechnolog harmaceuticals sector, as descried in oint 0 of the “RI content inde” and in “SASB ontent index”, resectivel, of the Reort he FIS of rifols, SA and susidiaries for the ear ended 3 ecemer 0 has not een reared, in all material resects, in accordance with revailing mercantile legislation and the RI Standards ased on each suect area in the ““Anne I Inde of contents reuired law 0, of ecemer ”” of the Reort hasis o atter Regulation (E 00 of the Euroean arliament and of the ouncil of une 00 on the estalishment of a framewor to facilitate sustainale investment stiulates the oligation to disclose information on how and to what extent the undertaking’s activities are associated with economic activities that ualif as environmentall sustainale in relation to climate change mitigation and climate change adatation his oligation alies for the first time for the 0 fiscal ear, rovided that the onFinancial Information Statement is ulished from anuar 0 onwards onseuentl, the attached Reort does not contain comarative information on this matter Additionall, certain information has een included in resect of which the irectors of the arent oman have oted to al the criteria that, in their oinion, est allow them to coml with the new oligation, and which are those defined in paragraph “Sustainale environmental initiatives” in the accomaning Reort ur conclusion is not modified in resect of this matter 4 raslatio ro te origial i pais te eet o disrepa, te paislaguage ersio preails se and distrition n accordance with the terms of our engagement letter, this ndependent Assurance Report has een prepared for Grifols, S.A. in relation to its Consolidated Directors’ Report and for no other purpose or in an other context. n relation to the Consolidated S, this report has een prepared in response to the reuirement estalished in prevailing mercantile legislation in Spain, and thus ma not e suitale for other purposes and urisdictions. G Asesores, S.. (Signed on original in Spanish) atricia Reverter Guillot eruar

GRIFOLS, S.A. AND SUBSIDIARIES

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At their meeting held on 25 February 2022, pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2021 to 31 December 2021. The consolidated annual accounts comprise the documents that precede this certification.

Victor Grifols Roura	Raimon Grifols Roura	Victor Grifols Deu
(signed)	(signed)	(signed)
Chairman	Chief Executive Officer	Chief Executive Officer

Carina Szpilka Làzaro	Tomàs Dagà Gelabert	Thomas Glanzmann
(signed)	(signed)	(signed)
Board member	Board member	Vice-Chairman

Iñigo Sànchez-Asiaín	Enriqueta Felip Font	James Costos
Mardones
(signed)	(signed)	(signed)
Board member	Board member	Board member

Steven F. Mayer	Belen Villalonga	Marla E. Salmon
Morenés
(signed)	(signed)	(signed)
Board member	Board member	Board member

Nuria Martín Barnés

(signed)
Secretary to the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 28, 2022